    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 1996


                                             REGISTRATION STATEMENT NO. 33-64949
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                            ------------------------

                             FOREST OIL CORPORATION
             (Exact name of registrant as specified in its charter)

          NEW YORK                   25-0484900
(State or other jurisdiction      (I.R.S. Employer
             of
      incorporation or          Identification No.)
        organization)

                           1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                               DANIEL L. MCNAMARA
                        CORPORATE COUNSEL AND SECRETARY
                             FOREST OIL CORPORATION
                           1600 BROADWAY, SUITE 2200
                             DENVER, COLORADO 80202
                                 (303) 812-1400
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                                   COPIES TO:

               Alan P. Baden                                Jonathan I. Mark
           Vinson & Elkins L.L.P.                       Cahill Gordon & Reindel
           2300 First City Tower                             80 Pine Street
                1001 Fannin                             New York, New York 10005
            Houston, Texas 77002

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                           --------------------------


    THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             SUBJECT TO COMPLETION
                                JANUARY 24, 1996


PROSPECTUS

12,000,000 SHARES
                                                                      [LOGO]
FOREST OIL CORPORATION

COMMON STOCK
($.10 PAR VALUE)


Of the 12,000,000 shares of Common Stock, $.10 par value per share (the "Common Stock"), of Forest Oil Corporation (the "Company") being offered hereby, 10,940,000 are being issued and sold by the Company and 1,060,000 shares are being sold by Saxon Petroleum Inc. (the "Selling Shareholder"), a Canadian corporation in which the Company holds a 56% economic (49% voting) interest. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholder. Of the 12,000,000 shares of Common Stock offered hereby, 10,200,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 1,800,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, collectively with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters (collectively, the "Underwriters"). The Price to Public and Underwriting Discount per share will be identical for each of the Offerings. The closing of the U.S. Offering and the International Offering are conditioned upon each other. See "Underwriting."



The Common Stock is quoted on the Nasdaq National Market under the symbol "FOIL." On January 25, 1996, the last reported sale price of the Common Stock was $ per share. This price reflects a 5 to 1 reverse stock split effected on January 8, 1996. See "Price Range of Common Stock" and "Description of Capital Stock."


SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                   PRICE TO      UNDERWRITING    PROCEEDS TO   SELLING
                                   PUBLIC        DISCOUNT        COMPANY(1)    SHAREHOLDER(1)
Per Share........................  $             $               $             $
Total(2).........................  $             $               $             $
-------------------------------------------------------------------------------------------

(1) Before deducting expenses, estimated at $1,000,000.

(2) The Company has granted the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 1,800,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and
    Proceeds to Selling  Shareholder will be  $       , $       , and  $       ,
    respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about           , 1996.

SALOMON BROTHERS INC

            DILLON, READ & CO. INC.

                       MORGAN STANLEY & CO.
                              INCORPORATED
                                                          CHASE SECURITIES, INC.


The date of this Prospectus is January   , 1996.

                   MAP SHOWING THE LOCATION OF THE PROPERTIES
                        OF THE COMPANY, SAXON AND ATCOR


IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



IN CONNECTION WITH THE OFFERINGS, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY


    THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. AS USED HEREIN, THE "COMPANY" OR "FOREST" MEANS FOREST OIL CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES UNLESS THE CONTEXT REQUIRES OTHERWISE. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTIONS WILL NOT BE EXERCISED. SEE "CERTAIN DEFINITIONS" FOR DEFINITIONS OF CERTAIN OIL AND GAS INDUSTRY TERMS USED IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL DOLLAR AMOUNTS ARE IN U.S. DOLLARS. UNLESS OTHERWISE INDICATED, ALL SHARE AMOUNTS, SHARE PRICES AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO A 5 TO 1 REVERSE STOCK SPLIT THAT OCCURRED ON JANUARY 8, 1996.


                                  THE COMPANY

GENERAL

    Forest is  an  independent  oil  and natural  gas  company  focused  on  the exploration, exploitation, development and acquisition of oil and gas properties. The Company, which is a successor to a company founded in 1916, has extensive operating experience in most of the major producing regions of the United States and Canada. The Company's reserves and producing properties are located primarily in the Gulf of Mexico, Texas, Oklahoma and Canada. The Company currently operates 43 offshore platforms in the Gulf of Mexico, and 1995 production from this area accounted for approximately 78% of the Company's production on an Mcfe basis. At December 31, 1995, the Company's estimated proved reserves of 301.4 Bcfe consisted of 238.1 Bcf of natural gas (approximately 79% of total estimated proved reserves on an Mcfe basis) and 10.5 MMbbls of oil and condensate. Approximately 76% of total estimated proved reserves were classified as proved developed reserves. The Company's pre-tax discounted future net cash flows from its estimated proved reserves at December 31, 1995 were $274.4 million. These volumes and values include the reserves of Saxon Petroleum Inc., ("Saxon"), a consolidated subsidiary of the Company in which the Company purchased a 56% economic interest on December 20, 1995, as well as amounts attributable to the Company's volumetric production payments.


    In recent years, the Company has grown primarily through acquisitions of producing properties. From January 1, 1991 through December 31, 1995, the Company acquired 281.1 Bcfe of estimated proved oil and gas reserves, located primarily in the Gulf of Mexico, Texas and western Canada. The Company's most recent acquisition and a proposed acquisition together will establish a new core area of operations in western Canada. On December 12, 1995, the Company entered into an agreement (the "ATCOR Agreement") to acquire ATCOR Resources Ltd. ("ATCOR") for approximately $135 million. ATCOR is a Canadian corporation engaged in oil and gas exploration and production in western Canada and the marketing and processing of natural gas. The Company will use a substantial portion of the net proceeds of the Offerings to pay the costs and expenses of the ATCOR acquisition. The closing of the ATCOR acquisition is subject to certain conditions, including the completion of the Offerings, and consummation of the Offerings is conditioned upon the Company being able to close the ATCOR acquisition. In addition, on December 20, 1995, the Company acquired a controlling interest in Saxon, an Alberta, Canada corporation engaged primarily in oil and gas exploration and production in western Canada, for $1.1 million in cash and 1,060,000 shares of Company Common Stock. On a pro forma basis including the ATCOR acquisition, the Company had estimated proved reserves of
454.9 Bcfe at December 31, 1995 (approximately 73% of which were natural gas reserves) with pre-tax discounted future net cash flows from its estimated proved reserves of $375.8 million. While the Company has had no significant operations in Canada since 1992, it has operated in Canada for over 35 years. See "-- Recent Developments -- Canadian Acquisitions" below.



    In late 1994, the Company began pursuing various alternatives to reduce its leverage and increase its liquidity. On July 27, 1995, The Anschutz Corporation ("Anschutz") purchased equity securities of the Company for $45 million and the Company restructured $62.4 million of indebtedness to Joint Energy Development Investments Limited Partnership ("JEDI"). On January 24, 1996, JEDI exchanged

$22.4 million of the JEDI indebtedness and warrants to acquire Common Stock for 1,680,000 shares of Common Stock (the "JEDI Exchange"). As a result of these transactions and before giving effect to the issuance of additional shares of Common Stock in the Offerings, Anschutz and JEDI own approximately 30% and 14%, respectively, of the outstanding Common Stock of the Company, approximately $40 million of JEDI indebtedness will remain outstanding, and the Company's liquidity will have been significantly improved. Anschutz has entered into a five year shareholders agreement with the Company, and, in connection with the Offerings, has agreed to not transfer any of its shares of Common Stock, except in limited circumstances, for a period of nine months following completion of the Offerings. JEDI has entered into a shareholders agreement with the Company, and has agreed to not transfer any of the shares of Common Stock that it acquired pursuant to the JEDI Exchange until July 27, 1998, except in limited circumstances. In addition, Anschutz has designated three members of the Company's Board of Directors. See "-- Recent Developments -- Anschutz and JEDI Transactions" below.



    In recent years, the Company has not been able to exploit the full potential of its prior acquisitions due to the financial constraints resulting from its highly leveraged capital structure and low natural gas prices. As a result of the Anschutz and JEDI transactions, the ATCOR acquisition and the Offerings, the Company believes its improved financial flexibility will allow it to exploit its expanded property base more effectively. This property base will include, on a pro forma basis as of December 31, 1994 (including ATCOR), over 670,000 net acres of undeveloped acreage. In addition, on a pro forma basis, the Company currently has 2-D seismic surveys covering over 430,000 miles and 3-D seismic surveys covering over 312,000 acres.


STRATEGY

    The Company's objective is to increase value through sustained profitable growth of its oil and gas reserves and production by pursuing a combined strategy of focused exploration, exploitation, development and acquisitions, while reducing operating and financial risk. The Company's strategy for achieving this objective includes:

    - INCREASED EXPLORATION SPENDING. The Company believes that its U.S. properties, particularly those located offshore in the Gulf of Mexico, have significant exploration potential. Due to past financial constraints, the Company had sought to reduce its initial capital commitment with respect to certain of these properties through farmouts. The Company intends to accelerate the exploration and development of its inventory of prospects and the acquisition of additional prospects identified by the Company's exploration teams, while maintaining higher working interests in those prospects deemed to have the highest potential. Consistent with this strategy the Company recently announced a significant natural gas discovery on West Cameron Block 615, offshore Louisiana, in which the Company owns a 25% working interest. A sidetrack well was drilled to confirm the discovery. The Company holds 50% working interests in two adjoining blocks, West Cameron Blocks 616 and 617. In Canada, the Company intends to focus its exploration effort in the near term on natural gas prospects in proximity to Company-owned plant processing capacity, as well as on oil prospects generally. The Company intends to accelerate the evaluation of ATCOR's properties to confirm and generate prospects for drilling in late 1996 and 1997.

    - EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. The Company pursues workovers, recompletions, secondary recovery operations and other production enhancement techniques on its properties to increase production. In addition, the Company intends to increase exploitation and development expenditures and activities in order to increase the reserves and production potential that it believes are present in the properties acquired in the ATCOR and Saxon acquisitions.

    - ACQUISITIONS. The Company focuses on acquisitions of producing properties that substantially meet its selection criteria, which include (a) location in a core area of operations or establishment of a new core area through the acquisition of a significant property base, (b) attractive potential return on investment, (c) potential for increasing reserves and production through reduced risk exploitation and development, and (d) opportunities for improved operating efficiencies. In Canada, Forest has an additional criterion that natural gas properties include sufficient plant processing capacity to provide adequate access to markets.


    - REDUCED FINANCIAL LEVERAGE. The Company's long-term debt (including $18.5 million and $35.9 million of deferred revenue related to volumetric production payments at September 30, 1995 and December 31, 1994, respectively) as a percentage of capitalization decreased to 82% at September 30, 1995 from 98% at December 31, 1994 following the closings of the Anschutz and JEDI transactions in July 1995. See "-- Recent Developments -- Anschutz and JEDI Transactions". As a result of the ATCOR acquisition, the Offerings and the JEDI Exchange, long-term debt as a percentage of capitalization is expected to be reduced to approximately 47% on a pro forma basis, which is consistent with the Company's long-term goal of reducing financial leverage.


    - HEDGING. The Company utilizes short-term oil and natural gas price hedges in order to facilitate financial planning and budgeting and long-term hedges to protect desired levels of cash flow. As of December 31, 1995, approximately 35 Bcfe of the Company's oil and gas reserves were hedged. Of this total hedged volume, 15 Bcfe and 11 Bcfe are hedged for 1996 and 1997, respectively.

                              RECENT DEVELOPMENTS

CANADIAN ACQUISITIONS
    The Company believes that due to the low natural gas price environment in Canada, lack of competitive sources of capital in Canada, and the intense competition for oil and gas properties in the United States, the Canadian market currently provides a more attractive environment for acquisitions of oil and gas reserves than the U.S. market and, accordingly, has identified two strategic acquisitions.


    ATCOR. On December 12, 1995, the Company agreed to acquire ATCOR, a publicly held Canadian oil and gas company, for an aggregate cash consideration of approximately $135 million. The closing of the acquisition is subject to certain conditions, including the completion of the Offerings. The shareholders of ATCOR approved the acquisition on January 16, 1996. The Company will use a substantial portion of the net proceeds of the Offerings to pay the costs and expenses of the ATCOR acquisition, the closing of which is expected to occur immediately following the closing of the Offerings. See "Business and Properties -- ATCOR Acquisition."


    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta and British Columbia. At December 31, 1995, ATCOR's estimated proved oil and gas reserves totaled 153.5 Bcfe, as prepared by McDaniel & Associates Consultants Ltd., independent petroleum consulting engineers ("McDaniel"). ATCOR also owns interests in 18 natural gas processing and treatment facilities in western Canada. ATCOR's wholly owned natural gas marketing company is one of the largest in Canada. ATCOR marketed approximately 800 MMcf/d of natural gas in the three months ended September 30, 1995. See "Business and Properties -- ATCOR Acquisition."

    SAXON. On December 20, 1995, the Company acquired a 56% economic (49% voting) interest in Saxon, an oil and gas exploration and production company headquartered in Calgary, Alberta, Canada. In the transaction, Forest acquired common stock and warrants of Saxon in exchange for approximately $1.1 million and 1,060,000 shares of Common Stock, all of which are being offered for sale hereby.

    Saxon is focused on exploitation and development drilling primarily in Alberta. Principal reserves and producing properties are located in three project areas in western and northwestern Alberta in the Pembina, Bigoray and Kaybob South fields. At December 31, 1995, Saxon had estimated proved oil and natural gas reserves of 42.2 Bcfe, as prepared by Fekete & Associates, Inc., independent oil and natural gas reservoir engineers ("Fekete").

    It is Forest's current intention that ATCOR and Saxon will initially operate as separate entities under separate Canadian managements. Forest will operate ATCOR as a wholly owned subsidiary. While Saxon will continue to be a public company, Forest is entitled to appoint, and has appointed, a majority of the Saxon Board of Directors.

ANSCHUTZ AND JEDI TRANSACTIONS

    On July 27, 1995, Anschutz purchased securities of the Company for $45 million and the Company restructured $62.4 million of indebtedness to JEDI. Anschutz purchased 3,760,000 shares of Common Stock and shares of the Company's Second Series Convertible Preferred Stock (the "Second Series Preferred Stock") that are convertible into 1,240,000 additional shares of Common Stock for a total consideration of $45 million, or $9.00 per share. The Anschutz investment was made in two closings. In the first closing, Anschutz loaned the Company $9.9 million. At the second closing, Anschutz converted the loan into 1,100,000 shares of Common Stock and purchased an additional 2,660,000 shares of Common Stock, the Second Series Preferred Stock and the A Warrants described below for a total of $35.1 million. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 2,250,000 shares of Common Stock that JEDI may acquire from the Company upon exercise of the B Warrants described below (the "Anschutz Option"). As a result of these transactions, Anschutz acquired approximately 40% of the then outstanding Common Stock.


    In connection with the Anschutz transaction, Anschutz and the Company entered into a shareholders agreement restricting the voting rights of the Company's Common Stock acquired by Anschutz (the "Anschutz Shareholders Agreement"). In addition, Anschutz agreed to limit its ownership of the Company's Common Stock to 40% of the outstanding Common Stock for a five year period. Subject to such 40% ownership limitation, and in any event after July 27, 2000, Anschutz could acquire an additional 1,240,000 shares of Common Stock by converting the Second Series Preferred Stock. In addition, subject to the 40% limitation, Anschutz has the right to acquire an additional 6,138,888 shares of Common Stock, 3,888,888 shares by the exercise of warrants at a price of $10.50 per share (the "A Warrants") and 2,250,000 shares by exercise of the option from JEDI at an initial exercise price of $10.00 per share. The A Warrants were originally scheduled to expire on January 27, 1997. In accordance with the terms of the A Warrants, such expiration will be extended to July 27, 1998 upon completion of the Offerings in exchange for Anschutz's agreement to not sell the shares of Company Common Stock that it owns for nine months after the Offerings, except in limited circumstances. In the Anschutz Shareholders Agreement, Anschutz also received the right to designate three members of the Company's Board of Directors.


    On July 27, 1995, the Company also restructured $62.4 million of indebtedness held by JEDI. The JEDI loan was divided into two tranches: a $40 million tranche, which bears interest at the rate of 12.5% per annum and is due on December 31, 2000; and an approximately $22.4 million tranche, which does not bear interest and matures on December 31, 2002. JEDI also relinquished the net profits interest that it held in certain properties of the Company and received warrants to purchase 2,250,000 shares of the Common Stock with an exercise price of $10.00 per share (the "B Warrants"). As a result of the loan restructuring and the issuance of the B Warrants, the Company reduced the recorded amount of the $62.4 million of indebtedness held by JEDI to approximately $45 million, extended maturities of certain JEDI indebtedness and expects a reduction of interest expense of approximately $2 million per year.


    On January 24, 1996, JEDI exchanged the $22.4 million tranche and the B Warrants for 1,680,000 shares of Common Stock. As a result of the JEDI Exchange, the Company expects that non-cash interest expense will be reduced by an additional $1.5 million per year. Pursuant to the JEDI Exchange, JEDI entered into a shareholders agreement with the Company (the "JEDI Shareholders Agreement") that limits JEDI's right to vote its shares of Common Stock and, except in certain limited circumstances, to transfer its shares before July 27, 1998. The JEDI Shareholders Agreement also entitles JEDI to designate a member of the Company's Board of Directors if the average price of the Common Stock over a period of 30 trading days is less than or equal to $8.75 per share or if there is a substantial downgrading in the rating of the Company's debt securities. The JEDI Shareholders Agreement will terminate upon the termination of the Anschutz shareholders agreement or earlier if the shares acquired by JEDI pursuant to the JEDI Exchange and still held by JEDI are less than 3% of the shares of Common Stock then outstanding. See "The Anschutz and JEDI Transactions."



    Pursuant to the JEDI Exchange, the Company assumed JEDI's obligations under the Anschutz Option. Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the Anschutz Option, instead of the B Warrant price of $10.00 per share, the Company would receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $15.50. The Company is permitted to use proceeds from the exercise of the Anschutz Option for any corporate purpose. See "The Anschutz and JEDI Transactions."



                                 THE OFFERINGS



Common Stock offered by:
  The Company
    U.S. Offering..................................  9,299,000 shares (1)(2)
    International Offering.........................  1,641,000 shares (1)(2)
      Total........................................  10,940,000 shares (1)(2)
  Selling Shareholder
    U.S. Offering..................................  901,000 shares (2)
    International Offering.........................  159,000 shares (2)
      Total........................................  1,060,000 shares (2)
Common Stock outstanding before the Offerings......  12,337,992 shares (2)(3)
Common Stock outstanding after the Offerings.......  23,277,992 shares (1)(2)(3)
Use of proceeds....................................  The  net proceeds  will be  used to pay the costs  and  expenses of  the  ATCOR
                                                      acquisition (estimated to be
                                                      approximately  $136 million), to repay
                                                      indebtedness and for general corporate
                                                      purposes  including  working  capital.
                                                      The  proceeds to be received by Saxon,
                                                      the Selling Shareholder, will be  used
                                                      to  repay  its bank  indebtedness. See
                                                      "Use of Proceeds."
Nasdaq National Market symbol for Common Stock.....  FOIL


------------------------
(1) Does not include up to 1,800,000 shares of Common Stock which may be sold by the Company pursuant to the Underwriters' over-allotment options.


(2) Unless otherwise indicated, all share amounts have been adjusted to give effect to a five-to-one reverse stock split that occurred on January 8, 1996.



(3) Based on the number of shares of Common Stock outstanding at December 21, 1995, after giving effect to the 5 to 1 reverse stock split and 1,680,000 shares issued to JEDI pursuant to the JEDI Exchange. See "The Anschutz and JEDI Transactions." Does not include a total of 10,255,752 shares reserved for issuance and represented by: 611,800 shares issuable upon exercise of outstanding stock options, 248,943 shares issuable upon exercise of the Company's Public Warrants (as defined herein), 3,888,888 shares issuable upon the exercise of the A Warrants, 2,250,000 shares issuable upon the exercise of the Anschutz Option, 2,016,121 shares issuable upon conversion of the Company's $.75 Convertible Preferred Stock (as defined herein) and 1,240,000 shares issuable upon conversion of the Company's Second Series Preferred Stock. See "Description of Capital Stock."

               SUMMARY PRO FORMA OIL AND GAS RESERVE INFORMATION

    The following table sets forth summary pro forma information with respect to estimates of proved oil and gas reserves of the Company, Saxon and ATCOR, the pre-tax discounted future net cash flows for these reserves as of December 31, 1995 and certain production information through September 30, 1995. For additional information relating to reserves, see "Risk Factors -- Ceiling Limitation Writedowns," "-- Reliance on Reserve Estimates," "Business and Properties -- Pro Forma Oil and Gas Reserves" and Note 16 of Notes to Consolidated Financial Statements of the Company.

                                                                                       COMBINED                 PRO FORMA
                                                                                      FOREST AND                COMBINED
                                                              FOREST (1)  SAXON (2)      SAXON       ATCOR       FOREST
                                                              ----------  ----------  -----------  ----------  -----------
Proved reserves:
  Natural gas (MMcf)........................................     215,451      16,218     231,669       92,038     323,707
  Liquids (Mbbls) (3).......................................       6,129       4,338      10,467       10,247      20,714
                                                              ----------  ----------  -----------  ----------  -----------
Total proved reserves (MMcfe) (4)...........................     252,225      42,246     294,471      153,520     447,991
Total proved reserves attributable to volumetric production
 payments (MMcfe) (4).......................................       6,903          --       6,903           --       6,903
                                                              ----------  ----------  -----------  ----------  -----------
Total proved reserves including amounts attributable to
 volumetric production payments (MMcfe) (4).................     259,128      42,246     301,374      153,520     454,894
                                                              ----------  ----------  -----------  ----------  -----------
                                                              ----------  ----------  -----------  ----------  -----------
Pre-tax discounted future net cash flows relating to proved
 oil and gas reserves (in thousands)........................  $  236,911      28,891     265,802      101,386     367,188
                                                              ----------  ----------  -----------  ----------  -----------
                                                              ----------  ----------  -----------  ----------  -----------
Total pre-tax discounted future net cash flows relating to
 proved oil and gas reserves, including amounts attributable
 to volumetric production payments (in thousands)...........  $  245,487      28,891     274,378      101,386     375,764
                                                              ----------  ----------  -----------  ----------  -----------
                                                              ----------  ----------  -----------  ----------  -----------
Daily production (5)
  Natural gas (Mcf).........................................      94,300       8,689     102,989       49,048     152,037
  Liquids (Bbls)(3).........................................       3,392       1,473       4,865        4,454       9,319
                                                              ----------  ----------  -----------  ----------  -----------
    Total (Mcfe) (4)........................................     114,652      17,527     132,179       75,773     207,952
                                                              ----------  ----------  -----------  ----------  -----------
                                                              ----------  ----------  -----------  ----------  -----------

--------------------------
(1) Includes certain Canadian reserves which are not significant.

(2) Represents 100% of the reserves owned by Saxon, a consolidated subsidiary in which the Company holds a 56% economic interest.

(3) Includes crude oil, condensate and natural gas liquids.

(4) Computed on the basis that one barrel of liquids is equivalent to 6 Mcf of natural gas.

(5) Represents average daily production during the nine months ended September 30, 1995.

    The Company's United States reserves have been reviewed by Ryder Scott Company ("Ryder Scott"). A report on Saxon's reserves has been prepared by Fekete. A report on ATCOR's reserves has been prepared by McDaniel. Copies of the review letter of Ryder Scott and the summary reserve reports of Fekete and McDaniel are attached as Appendices A, B and C to this Prospectus.

                      SUMMARY FINANCIAL AND OPERATING DATA

    The summary financial and operating data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Condensed Pro Forma Combined Financial Statements and the Consolidated Financial Statements of the Company (including the Notes thereto).

                                                       NINE MONTHS ENDED SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                                       -------------------------------  ------------------------------------------
                                                       PRO FORMA                        PRO FORMA
                                                       1995 (1)     1995       1994     1994 (1)     1994       1993     1992 (2)
                                                       ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                         (IN THOUSANDS EXCEPT PER SHARE AMOUNTS,
                                                                                   PRICES AND VOLUMES)
STATEMENT OF OPERATIONS DATA
Revenue (3)..........................................  $ 210,513     60,528     93,727    261,681    115,947    105,148    113,186
Earnings (loss) before cumulative effects of changes
 in accounting principles and extraordinary item
 (4).................................................  $  (6,242)   (14,533)   (32,902)   (55,354)   (67,853)    (9,355)     7,298
Net earnings (loss)..................................  $  (6,242)   (14,533)   (46,892)   (69,344)   (81,843)   (21,213)     7,298
EBITDA (5)...........................................  $  67,188     38,191     69,527    120,130     82,397     73,605     85,710
Weighted average number of common shares
 outstanding.........................................     20,291      6,611      5,614     19,299      5,619      4,399      2,755
Net earnings (loss) attributable to common stock.....  $  (7,862)   (16,153)   (48,513)   (71,505)   (84,004)   (23,463)     4,950
Primary earnings (loss) per share (6):
  Earnings (loss) before cumulative effects of
   changes in accounting principles and extraordinary
   item..............................................  $    (.39)     (2.44)     (6.15)     (2.98)    (12.46)     (2.64)      1.80
  Net earnings (loss)................................  $    (.39)     (2.44)     (8.64)     (3.71)    (14.95)     (5.34)      1.80
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets.........................................  $ 528,993    304,743    351,724               324,832    426,755    378,532
Long-term obligations................................    191,049    202,460    249,728               247,988    266,561    240,413
Shareholders' equity.................................    205,435     44,387     40,230                 6,086     88,156     59,881
OPERATING DATA
Production (7):
  Gas (MMcf).........................................     41,506     25,744     38,432     66,652     48,048     41,114     29,174
  Liquids (Mbbls)....................................      2,544        926      1,152      3,583      1,543      1,493      1,450
Average price received (7):
  Gas (per Mcf)......................................  $    1.44       1.75       1.93       1.70       1.90       1.88       1.70
  Liquids (per Bbl)..................................      13.91      15.94      14.60      12.54      14.83      16.97      18.14
Production expense per Mcfe..........................        .51        .53        .37        .40        .39        .39        .38
General and administrative expense per Mcfe..........        .15        .18        .17        .17        .19        .24        .32
Capital expenditures.................................     37,281     20,274     26,552     85,562     42,544    170,821    106,627

----------------------------------

(1) The pro forma statement of operations data, balance sheet data and operating data include pro forma adjustments to (i) give effect to the sale of the Common Stock in the Offerings and the use of a portion of the proceeds to fund the acquisition of ATCOR, (ii) restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (iii) reflect the acquisition of ATCOR using the purchase method of accounting, (iv) reflect the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR, (v) give effect to the acquisition of the interest in Saxon and (vi) give effect to the JEDI Exchange.


(2) Statement of operations data and balance sheet data for the year ended December 31, 1992 include the effects of the ONEOK settlement, which increased revenue by $37,541,000 and net earnings by $24,043,000 or $8.73 per share. Operating data for the year ended December 31, 1992 excludes the effects of the ONEOK settlement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Pro forma revenue for the nine months ended September 30, 1995 and the year ended December 31, 1994 includes gas marketing and processing revenue of $113,620,000 and $97,828,000, respectively.

(4) The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. The Company adopted the provisions of Statements of Financial Accounting
    Standards No. 106 and No. 109 effective January 1, 1993. These statements required the Company to accrue the expected cost of postretirement benefits and to adopt the liability method of accounting for income taxes, respectively. In 1993, the Company realized a loss on extinguishment of debt of $10,735,000 as a result of the redemption of its outstanding Senior Secured Notes and long-term subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1, 4, 6 and 10 of Notes to Consolidated Financial Statements of the Company.

(5) EBITDA is generally defined as income before cumulative effect of accounting change, provision for income taxes, interest, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is included as supplemental disclosure because it may provide useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(6) Fully diluted  earnings (loss) per  share was the  same as primary  earnings
    (loss) per share in all periods except the year ended December 31, 1992. In 1992, fully diluted earnings per share was $1.45.

(7) Includes amounts attributable to required deliveries under volumetric production payments. See Notes 5 and 16 of Notes to Consolidated Financial Statements of the Company.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS OF THE COMPANY'S COMMON STOCK SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER INFORMATION HEREIN, THE FOLLOWING FACTORS THAT AFFECT THE COMPANY:

CONDITIONS IN OIL AND GAS INDUSTRY AFFECTING THE COMPANY

    The Company's revenues, profitability and future rate of growth, if any, are substantially dependent upon prevailing prices for oil and natural gas and the ability of the Company to acquire proved reserves. Historically, the prices for oil and natural gas have been quite volatile. The Company is impacted more by natural gas prices than by oil prices, because the majority of its production (expected to be approximately 82% in 1995 on an Mcfe basis) is natural gas. In addition, at December 31, 1995, 79% of the Company's estimated proved reserves were attributable to natural gas on an Mcfe basis. The Company has entered into volumetric production payments and energy swap agreements with respect to a portion of its current production which reduce the Company's exposure to commodity price risk. However, a significant portion of the Company's oil and gas production is subject to spot market prices, which have historically been volatile. The volatility of the spot market for natural gas is due to factors beyond the Company's control, including seasonality of demand. Prices are also affected by actions of state and local agencies, the United States and foreign governments, and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and natural gas. Any substantial or extended decline in the price of oil or natural gas would have a material adverse effect on the Company's financial condition and results of operations.

    The marketability of the Company's production depends in part upon the availability, proximity and capacity of gas gathering systems, pipelines and processing facilities. U.S. federal and state regulation and Canadian regulation of oil and gas production and transportation, general economic conditions, and changes in supply and demand all could adversely affect the Company's ability to produce and market its oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The availability of markets is beyond the control of the Company and thus represents a significant risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

FINANCIAL CONDITION OF THE COMPANY

    Net cash provided by operating activities has varied dramatically in the last three years. Net cash provided (used) by operating activities was ($4,253,000) and $25,843,000 for the nine months ended September 30, 1995 and 1994, respectively and was $42,546,000, $41,722,000 and $97,241,000 for the
years ended December 31, 1994, 1993 and 1992, respectively. In 1992, the ONEOK settlement accounted for $51,250,000 of the net cash provided by operating activities. Such cash flow also included proceeds from the Company's volumetric production payments, net of amortization of deferred revenues, of ($17,407,000) and ($23,437,000) for the nine months ended September 30, 1995 and 1994, respectively and ($31,320,000), $162,000 and $26,867,000 for the years ended 1994, 1993 and 1992, respectively. See Note 5 of the Notes to Consolidated Financial Statements of the Company. The majority of the increases and decreases in net cash provided by operating activities is generally attributable to increases and decreases in net oil and gas revenue. Revenue from operations has varied dramatically each year depending upon factors such as natural gas contract settlements and price fluctuations which are difficult to predict.

    While the Anschutz and JEDI transactions reduced annual interest requirements, the Company's capital structure continues to be highly leveraged. The Company's highly leveraged capital structure has limited the Company's ability to obtain outside capital or other financing. In addition, capital restraints have led to reduced investment in exploration and development. In 1995, the Company experienced significant declines in production from levels in previous years. Without substantial capital expenditures, the Company would continue to experience such declines. Due to the uncertainty of the Company's business, no assurance can be given that the Company will not continue to experience liquidity problems in the future.

    The Company financed its significant acquisitions and capital expenditures in 1992 and 1993 primarily through volumetric and dollar-denominated nonrecourse debt. The Company may finance future acquisitions and capital expenditures through bank borrowings or the issuance of debt instruments, sale of production payments or other non-recourse financing, the sale of Common Stock, preferred stock or other equity securities of the Company, the issuance of net profits interests, sales of non-strategic properties, prospects and technical information, or joint venture financing. There can be no assurance that any of such financing alternatives will be available at attractive terms or at all and as a result, the Company may not have adequate long-term liquidity to replace or increase its depleting asset base of oil and gas reserves or to fund its long-term obligations including its existing debentures and notes. Assuming that the Offerings and the ATCOR acquisition are completed, the Company expects that its direct capital expenditures for exploration and development in the United States and Canada will be approximately $35,000,000 and $21,000,000, respectively, or $56,000,000 in the aggregate. Before fully implementing this program, the Company believes that it must obtain $30,000,000 of additional financing. A portion of this financing may be provided by proceeds raised from the Offerings in excess of the amount needed to acquire ATCOR. The Company expects to be able to meet its remaining 1996 capital expenditure financing requirements by borrowings under existing lines of credit or financings based on ATCOR's reserves. The Company expects to enter into an additional credit facility based upon ATCOR's reserves upon completion of the ATCOR acquisition or as soon thereafter as is practicable.


    In addition, the Company reported net losses of $81,843,000 and $21,213,000 in the years ended December 31, 1994 and 1993, respectively, and a net loss of $14,533,000 in the first nine months of 1995. While the Company reported net earnings of $7,298,000 in the year ended December 31, 1992, the results included $24,043,000 of net earnings associated with the ONEOK settlement. The net losses in the nine months ended September 30, 1995 and the years ended December 31, 1994 and 1993 were primarily the result of lower gas prices and production and the writedown of the Company's oil and gas properties in 1994. See "-- Ceiling Limitation Writedowns" below. The Company's results of operations for 1992 were also adversely affected by lower gas prices.

    Many of the factors which affect the Company's future operating performance and long-term liquidity are beyond the Company's control, including, but not limited to, oil and gas prices, governmental actions and taxes, the availability and attractiveness of properties for acquisition, the adequacy and attractiveness of financing and operational difficulties. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CURRENCY RISK

    Following the acquisition of ATCOR, a substantial portion of the Company's operations will be located in Canada. The expenses of such operations will be payable in Canadian dollars and certain of the revenues derived from natural gas and oil sales will be based upon U.S. dollar prices. The results of such Canadian operations will therefore be subject to the risks of fluctuation in the relative values of Canadian and U.S. dollars.

CEILING LIMITATION WRITEDOWNS

    The Company reports its operations using the full cost method of accounting for oil and gas properties. The Company capitalizes the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit" which is based upon the present value of estimated future net cash flows from proved reserves, discounted at 10%, plus the lower of cost or fair market value of unproved properties. See Note 1 of Notes to Consolidated Financial Statements of the Company. If net capitalized costs of oil and gas properties exceed the ceiling limit, the Company is subject to a ceiling limitation writedown to the extent of such excess. A ceiling limitation writedown is a charge to earnings which does not impact cash flow from operating activities. However, such writedowns impact the amount of the Company's shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources." The risk that the Company will be required to write down the carrying value of its oil and gas properties increases when oil and gas prices are depressed or volatile. In addition, writedowns may occur if the Company has substantial downward revisions in its estimated proved reserves or if purchasers or governmental action cause an abrogation of, or the Company voluntarily cancels, long-term contracts for its natural gas. Although the Company did not have a writedown in 1992 or 1993, the Company had a writedown of $58,000,000 in 1994. No assurance can be given that the Company will not experience additional writedowns in the future.

GENERAL RISKS OF OIL AND GAS OPERATIONS

    The nature of the oil and gas business involves a variety of risks, including, but not limited to, the risks of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to the Company. The Company conducts a substantial portion of its operations offshore in the Gulf of Mexico. Such operations are subject to certain risks including, but not limited to, collision, sinking and grounding of rigs and vessels. These risks could result in substantial losses to the Company due to personal injury, severe damage or destruction of property and equipment, environmental clean-up costs and the suspension of operations. The Company maintains insurance against some, but not all, of these risks in amounts that management believes to be reasonable in accordance with customary oil and gas industry practices. The occurrence of a significant event, however, that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

DRILLING RISKS

    Drilling involves numerous risks, including the risk that no commercially productive oil or gas reservoirs will be encountered. The cost of drilling and completing wells is often unpredictable, and drilling operations may be curtailed, delayed or cancelled as a result of a variety of factors, including unexpected driling conditions, pressure or irregularities in formations, equipment failures or accidents, weather conditions and shortages or delays in delivery of equipment. There can be no assurance as to the success of the Company's future drilling activities. The Company's current inventory of 2-D and 3-D seismic surveys will not necessarily increase the likelihood that the Company will drill or complete commercially productive wells or that the volumes of reserves discounted, if any, would necessarily be greater than the Company would have discovered without its current inventory of seismic surveys.

GAS MARKETING

    The Company's operations will include gas marketing as a result of the ATCOR acquisition. ATCOR's gas marketing operations consist of the marketing of its own gas production, the purchase and direct sale of third parties' natural gas, the handling of transportation and operations of such third party gas and spot purchasing and selling of natural gas. The profitability of such natural gas marketing operations will depend in large part on the ability of the Company to assess and respond to changing market conditions, including credit risk, in negotiating natural gas purchase and sale agreements. Profitability of such natural gas marketing operations will also depend in large part on the ability of the Company to maximize the volume of third party natural gas which the Company purchases and resells and on the ability of the Company to obtain a satisfactory margin between the purchase price and the sales price for such volumes. The inability of the Company to respond appropriately to changing market conditions in connection with ATCOR's gas marketing division could materially adversely affect the Company's results of operations.

GAS PROCESSING

    As a result of the ATCOR acquisition, the Company's operations will include processing of natural gas to extract various natural gas liquids. ATCOR's gas processing operations primarily consist of an interest in an ethane extraction plant located in Edmonton, Canada. In order to obtain from natural gas suppliers volumes of committed natural gas reserves to maintain natural gas throughput at optimal levels, the plant must periodically contract to process additional natural gas volumes provided from new or existing sources.

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with major and independent oil and gas companies for the acquisition of desirable oil and gas properties, as well as the equipment and labor required to develop and operate such properties. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and natural gas to marketers and end-users. Many of these competitors have financial and other resources substantially greater than those of the Company. See "Business and Properties -- Competition."

REPLACEMENT OF RESERVES

    In general, the volume of production from oil and gas properties declines as reserves are depleted. The decline rates depend on reservoir characteristics and vary from the steep decline rates characteristic of Gulf of Mexico reservoirs, where the Company has a significant portion of its production, to the relatively slow decline rates characteristic of long-lived fields in other regions. Except to the extent the Company acquires properties containing proved reserves or conducts successful development and exploration activities, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future natural gas and oil production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and gas reserves would be impaired. In addition, there can be no assurance that the Company's future development, acquisition and exploration activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs.

ACQUISITION RISKS


    The Company's growth has been primarily attributable to acquisitions of producing properties. After the Offerings, the Company expects to continue to evaluate and pursue acquisition opportunities on terms management considers favorable to the Company. The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and gas prices, operating costs, potential environmental and other liabilities and other factors beyond the Company's control. Such assessments are necessarily inexact and their accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. The Company is generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities, and generally acquires interests in the properties on an "as is" basis with limited remedies for breaches of representations and warranties.


LIMITED KNOWLEDGE OF ATCOR AND SAXON BUSINESSES AND PROPERTIES

    Forest must rely on information provided by ATCOR and Saxon regarding their respective businesses and properties without being able to fully verify all such information and without the benefit of knowing the history of operations of their properties or businesses. Therefore, no assurances can be given as to the accuracy or completeness of such information. The Company has conducted such due diligence on ATCOR and Saxon as it believes is prudent and normal in transactions of this nature. Forest will not, however, be able to fully investigate all of their businesses and properties. Due diligence has been conducted only on those properties the Company believes have the most significant value. The Company will receive certain representations and warranties from ATCOR and Saxon in connection with the acquisitions. The representations and warranties received from ATCOR will not survive the closing, however, and therefore the Company will have no recourse against any third party for breaches of such representations and warranties, and, without any effective remedy for such breaches, will only be able to rely on its due diligence with respect to such matters.

RELIANCE ON RESERVE ESTIMATES

    Information relating to the Company's, Saxon's and ATCOR's estimates of proved reserves of oil and natural gas is based upon engineering estimates. The Company's reserve reports have been reviewed by Ryder Scott. A report on Saxon's reserves has been prepared by Fekete. A report on ATCOR's reserves has been prepared by McDaniel. Copies of the review report of Ryder Scott and the summary reserve reports of Fekete and McDaniel are attached as Appendices A, B and C to this Prospectus. For information relating to the pro forma estimated proved reserves of the Company as of December 31, 1995, see "Business and Properties -- Pro Forma Oil and Gas Reserves." Petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the subject properties, comparison with other producing properties, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and gas prices and future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs, all of which may in fact vary considerably from actual results. All such estimates are to some degree speculative, and various classifications of reserves are only attempts to define the degree of speculation involved. For these reasons, estimates of the commercially recoverable reserves of oil and natural gas attributable to any particular property or group of properties, the classification, cost and risk of recovering such reserves and estimates of the future net cash flows expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Company therefore emphasizes that the actual production, revenues, severance and excise taxes, development expenditures, workover and remedial expenditures, abandonment expenditures and operating expenditures with respect to its reserves will likely vary from such estimates, and such variances may be material.

    In addition, actual future net cash flows will be affected by factors such as price, actual production, supply and demand for oil and natural gas, curtailments or increases in consumption by natural gas purchasers, changes in governmental regulations or taxation and the impact of inflation on costs. The timing of actual future net revenue from proved reserves, and thus their actual present value, can be affected by the timing of the incurrence of expenditures in connection with development of oil and gas properties. The 10% discount factor, which is required by the Securities and Exchange Commission (the "Commission") to be used to calculate present value for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the oil and gas industry. Discounted present value, no matter what discount rate is used, is materially affected by assumptions as to the amount and timing of future production, which may and often do prove to be inaccurate.

GOVERNMENT REGULATION, ENVIRONMENTAL RISKS AND TAXES

    Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states and provinces where such operations are conducted, by certain agencies of the Federal government for operations on Federal leases and by the Canadian Government. In the past, the Federal government has regulated the prices at which oil and natural gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. See "Business and Properties -- Foreign Operations."

    Extensive U.S., state and local laws and Canadian laws govern oil and gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. These laws, rules and regulations may restrict the rate of oil and gas production below the rate that would otherwise exist. The regulatory burden on the oil and gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Forest. Although Forest's experience has been to the contrary, there is no assurance that this will continue to be the case. See "Business and Properties -- Regulation" and "-- Operating Hazards and Environmental Matters."

OWNERSHIP POSITION OF ANSCHUTZ


    Anschutz has a substantial ownership position in the Company and may designate three of the Company's directors. Therefore, Anschutz has the ability to exert substantial influence with respect to matters considered by the Board of Directors. Based on the number of shares outstanding on December 21, 1995 and the issuance of 1,680,000 shares in the JEDI Exchange, Anschutz owned approximately 30% of the outstanding Common Stock. Anschutz may acquire additional shares up to a maximum 40% position, but its ability to exceed such percentage is limited by a five-year shareholders agreement with the Company. Under certain circumstances Anschutz could have a veto power over proposed transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock. It is unlikely that control of the Company could be transferred to a third party without Anschutz's consent and agreement. It is also unlikely that a third party would offer to pay a premium to acquire the Company without the prior agreement of Anschutz, even if the Board of Directors should choose to attempt to sell the Company in the future. It will also be unlikely that the Company will be able to enter into a transaction accounted for as a pooling of interests in the next two years. Finally, the 40% ownership limitation on Anschutz's ownership terminates after five years and earlier under certain circumstances. In the absence of these limitations, based on the number of shares outstanding on December 21, 1995 and after giving effect to the JEDI Exchange, Anschutz would be able to acquire up to an additional approximately 26% of the Common Stock by converting its Second Series Preferred Stock and exercising the Anschutz Option and A Warrants during their respective terms. After the Offerings (assuming that the Underwriters do not exercise their over-allotment options), Anschutz would own approximately 16% of the Common Stock then outstanding, and, if Anschutz were then to convert its Second Series Preferred Stock and exercise the Anschutz Option and the A Warrants, Anschutz would own approximately 36% of the Common Stock then outstanding. See "The Anschutz and JEDI Transactions -- Shareholders Agreements."


DILUTION


    The public offering price of the Common Stock will be substantially higher than the net tangible book value per share of the Common Stock. The net tangible book value per share as of September 30, 1995 was $.98 per share, and assuming a public offering price of $13.75 per share, the pro forma net tangible book value per share as of September 30, 1995 immediately following the Offerings (assuming no exercise of the Underwriters' over-allotment options), the application of the proceeds therefrom and after giving effect to the consummation of the ATCOR acquisition and the JEDI Exchange, would be $7.33 per share. Such pro forma net tangible book value per share represents an increase in net tangible book value per share at September 30, 1995 of $6.35 per share attributable to the cash payments made by the purchasers of the shares in the Offerings and an immediate dilution of $6.42 per share from the public offering price that will be absorbed by such purchasers.



    The Company has reserved an aggregate of 10,255,752 shares for issuance upon exercise of the following securities at the prices indicated: 2,016,121 shares issuable upon conversion of the Company's $.75 Convertible Preferred Stock; 1,240,000 shares issuable upon conversion of the Company's Second Series Preferred Stock; 611,800 shares issuable upon the exercise of various options at prices ranging from $15.00 to $25.00 per share; 248,943 shares issuable upon exercise of the Company's Public Warrants; 2,250,000 shares issuable upon the exercise of the Anschutz Option; and 3,888,888 shares issuable upon the exercise of the Company's A Warrants at an exercise price of $10.50 per share. In the event a significant number of such securities are converted or exercised, the ownership position of existing shareholders would be subject to substantial dilution.

ANTI-TAKEOVER PROVISIONS

    Certain provisions in the Company's Restated Certificate of Incorporation, By-laws, the shareholders' rights plan, and executive severance agreements may make it more difficult to effect a change in control of the Company and replace incumbent management. See "Description of Capital Stock -- Anti-Takeover Provisions."

                                  THE COMPANY

    Forest is an independent oil and natural gas company focused on the exploration, exploitation, development and acquisition of oil and gas properties. The Company, which is a successor to a company formed in 1916, has been a publicly held company since 1969 and has extensive operating experience in most of the major producing regions of the United States and Canada. The Company's reserves and producing properties are located primarily in the Gulf of Mexico, Texas, Oklahoma and Canada. The Company operates from production offices located in Lafayette, Louisiana and Denver, Colorado. The Company's principal offices are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 (telephone: (303) 812-1400).

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offerings are estimated to be $141.5 million ($165 million if the Underwriters' over-allotment options are exercised in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. Net proceeds of approximately $136 million from the Offerings will be used to pay the cost of acquiring the capital stock of ATCOR and to pay expenses of such acquisition. The remainder of the net proceeds, if any, from the Offerings will be used to repay bank or other indebtedness and for general corporate purposes, including working capital.



    A portion of the net proceeds may be used to repay, in part, the Company's secured credit facility with The Chase Manhattan Bank, N.A. ("Chase"), as agent for a group of banks (the "Credit Facility"). The Credit Facility, the maturity date of which is July 1, 1998, provides for maximum borrowings of $40 million, which may be used for working capital and general corporate purposes. The Credit Facility had an outstanding balance of $19.8 million as of September 30, 1995 and currently bears interest at a weighted average rate of 7.64% per annum. A portion of the proceeds may also be used to repay, in part or in whole, the JEDI indebtedness which, after the completion of the JEDI Exchange, has a principal amount of approximately $40 million. The portion of the JEDI indebtedness to be outstanding after completion of the JEDI Exchange is nonrecourse, bears interest at the current rate of 12.5% per annum, is secured by certain oil and gas properties and matures on December 31, 2000.



    It is anticipated that the Company will spend approximately $56 million on direct capital expenditures in the United States and Canada in 1996 assuming the completion of the Offerings and the ATCOR acquisition. Such expenditures will be funded primarily by working capital, additional borrowings under the Credit Facility and other sources of financing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Capital Expenditures."



    The net proceeds to Saxon from the Offerings are estimated to be $13.8 million, after deducting underwriting discounts payable by Saxon. These proceeds will be used to repay a loan owed by Saxon to The Chase Manhattan Bank of Canada ("Chase Canada") with an outstanding balance of $7.5 million Cdn, which is secured by Common Stock owned by Saxon and currently bears interest at a rate of 9% per annum. Excess proceeds will be used to repay Saxon's secured production loan facility. Payments of principal under such production loan facility are not otherwise required provided that borrowings are not in excess of the borrowing base and that other existing covenants are complied with. The production loan facility provides for maximum borrowings of $22 million Cdn, has an outstanding balance of approximately $14.8 million Cdn as of December 29, 1995 and currently bears interest at the weighted average rate of 8.75% per annum. The Company will not receive any of the proceeds from the sale by Saxon of Common Stock in the Offerings.

                                 CAPITALIZATION


    The following table sets forth (i) the actual capitalization of the Company as of September 30, 1995, and (ii) the pro forma, as adjusted, capitalization of the Company at September 30, 1995 after giving effect to the Saxon and ATCOR acquisitions, the JEDI Exchange, the issuance and sale of the shares of the Common Stock in the Offerings and the application of the remaining net proceeds of the Offerings to repay indebtedness. See "Use of Proceeds" and "Prospectus Summary -- Recent Developments." All share amounts have been adjusted to give effect to the 5 to 1 reverse stock split that occurred on January 8, 1996.


                                                                                           SEPTEMBER 30, 1995
                                                                                      ----------------------------
                                                                                                      PRO FORMA
                                                                                        ACTUAL     AS ADJUSTED(1)
                                                                                      -----------  ---------------
                                                                                             (IN THOUSANDS)

Short-term debt (2).................................................................  $     1,828          7,923
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------
Long-term obligations:
  Bank debt.........................................................................       19,800         14,100
  Nonrecourse secured loan (3)......................................................       47,149         41,438
  Production payment obligation (4).................................................       15,657         15,657
  11 1/4% Subordinated Debentures...................................................       99,353         99,353
  Note payable......................................................................        2,000          2,000
  Deferred revenue (5)..............................................................       18,501         18,501
                                                                                      -----------  ---------------
  Total long-term obligations.......................................................      202,460        191,049
Minority interest (6)...............................................................      --               8,528
Shareholders' equity:
  $.75 Convertible Preferred Stock, 2,880,973 shares issued and outstanding.........       15,838         15,838
  Second Series Preferred Stock, 620,000 shares issued and outstanding..............        8,518          8,518
  Common Stock, par value $.10 per share, 9,549,621 shares issued and outstanding,
   23,199,621 shares pro forma as adjusted (7)......................................          955          2,323
  Capital surplus...................................................................      234,576        394,256
  Accumulated deficit...............................................................     (214,032)      (214,032)
  Foreign currency translation......................................................       (1,468)        (1,468)
                                                                                      -----------  ---------------
    Total shareholders' equity......................................................       44,387        205,435
                                                                                      -----------  ---------------
Total capitalization................................................................  $   246,847        405,012
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------

--------------------------
(1) Assumes no exercise of the Underwriters' over-allotment options to purchase up to 1,800,000 shares of Common Stock.

(2) Short-term obligations include  cash overdraft and  the current portions  of
    the   dollar-denominated  production  payment  obligation,  the  nonrecourse secured loan and bank debt.

(3) Represents the nonrecourse secured loan payable to JEDI entered into in connection with the acquisition of properties in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(4) Represents a dollar-denominated production payment obligation sold in 1992. The dollar denominated production payment obligation had an original principal amount of $37,550,000 and was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.

(5) Represents amounts received from the sale of volumetric production payments, net of repayments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.

(6) Represents the minority interest in Saxon.

(7) Based on the number of shares of Common Stock outstanding at September 30, 1995. Does not include a total of 10,255,752 shares reserved for issuance and represented by: 611,800 shares issuable upon exercise of outstanding stock options, 248,943 shares issuable upon exercise of the Public Warrants, 3,888,888 shares issuable upon exercise of the A Warrants, 2,250,000 shares issuable upon exercise of the Anschutz Option, 2,016,121 shares issuable upon conversion of the $.75 Convertible Preferred Stock and 1,240,000 shares issuable upon conversion of the Second Series Preferred Stock. See "Description of Capital Stock".

                          PRICE RANGE OF COMMON STOCK


    The Common Stock is traded on the Nasdaq National Market, and high and low quotations listed below are actual sales prices as quoted in the Nasdaq National Market under the symbol "FOIL". All of the following quotations have been adjusted to reflect the 5 to 1 reverse stock split of the Common Stock that occurred on January 8, 1996. The last reported sale price of the Common Stock on
January 25, 1996 was $    .


1993                                       High         Low
---------------------------------------- ---------    --------
First Quarter........................... $22 1/2      $14 3/8
Second Quarter..........................  29 1/16      20
Third Quarter...........................  29 1/16      21 1/4
Fourth Quarter..........................  27 3/16      16 9/16

1994
----------------------------------------
First Quarter........................... $23 3/4      $17 3/16
Second Quarter..........................  22 13/16     17 3/16
Third Quarter...........................  22 3/16      16 9/16
Fourth Quarter..........................  17 3/16      10 5/8
1995
----------------------------------------
First Quarter........................... $11 7/8      $ 7 1/2
Second Quarter..........................  11 7/8        7 1/2
Third Quarter...........................  14 11/16      8 1/8
Fourth Quarter..........................  16 1/4       11 1/4
1996
----------------------------------------
First Quarter (through January 25,
 1996).................................. $16          $


                                DIVIDEND POLICY

    Holders of Common Stock are entitled to cash dividends, when, as and if declared by the Board of Directors. The Company does not intend to pay dividends on the Common Stock for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a description of certain limitations on the payment of dividends on the Common Stock.

                     SELECTED FINANCIAL AND OPERATING DATA

    The following table sets forth selected financial and operating data regarding the Company as of and for each of the nine month periods ended September 30, 1995 and 1994 and for each of the years in the five year period ended December 31, 1994. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Condensed Pro Forma Combined Financial Statements and the Consolidated Financial Statements and Notes thereto of Forest and ATCOR.

                                       NINE MONTHS ENDED SEPTEMBER 30,                    YEARS ENDED DECEMBER 31,
                                     ------------------------------------  -------------------------------------------------------
                                      PRO FORMA                             PRO FORMA
                                      1995 (1)        1995        1994      1994 (1)      1994       1993     1992 (2)     1991
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                                          (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND VOLUMES)
STATEMENT OF OPERATIONS DATA
Revenue:
  Oil and gas sales and other......   $  96,893      60,528        93,727     163,853     115,947    105,148    113,186     69,897
  Gas marketing and processing
   (3).............................     113,620          --            --      97,828          --         --         --         --
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
    Total revenue..................     210,513      60,528        93,727     261,681     115,947    105,148    113,186     69,897
Expenses:
  Oil and gas production...........      29,031      16,576        16,647      34,969      22,384     19,540     15,865     12,548
  Cost of gas sold and processed...     105,595          --            --      91,535          --         --         --         --
  General and administrative.......       8,699       5,761         7,553      15,047      11,166     12,003     11,611     14,076
  Interest.........................      18,498      19,100        20,077      26,432      26,773     23,729     27,800     23,306
  Depreciation and depletion.......      49,439      33,631        52,323      82,292      65,468     60,581     46,624     38,229
  Provision for impairment of oil
   and gas properties..............          --          --        30,000      58,000      58,000         --         --     34,000
  Minority interest in earnings of
   Saxon Petroleum, Inc............          77          --            --         426          --         --         --         --
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
    Total expenses.................     211,339      75,068       126,600     308,701     183,791    115,853    101,900    122,159
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Earnings (loss) before income
 taxes, cumulative effects of
 changes in accounting principles
 and extraordinary item............        (826)    (14,540)      (32,873)    (47,020)    (67,844)   (10,705)    11,286    (52,262)
Income tax expense (benefit).......       5,416          (7)           29       8,334           9     (1,350)     3,988    (17,412)
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Earnings (loss) before cumulative
 effects of changes in accounting
 principles and extraordinary
 item..............................      (6,242)    (14,533)      (32,902)    (55,354)    (67,853)    (9,355)     7,298    (34,850)
Cumulative effects of changes in
 accounting principles for oil and
 gas sales, postretirement benefits
 and income taxes (4)..............          --          --       (13,990)    (13,990)    (13,990)    (1,123)        --         --
Extraordinary item-extinguishment
 of debt (4).......................          --          --            --                      --    (10,735)        --      9,502
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Net earnings (loss)................   $  (6,242)    (14,533)      (46,892)    (69,344)    (81,843)   (21,213)     7,298    (25,348)
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Weighted average number of common
 shares outstanding................      20,291       6,611         5,614      19,299       5,619      4,399      2,755      2,499
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Net earnings (loss) attributable to
 common stock......................   $  (7,862)    (16,153)      (48,513)    (71,505)    (84,004)   (23,463)     4,950    (30,557)
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Primary earnings (loss) per share
 (5):
  Earnings (loss) before cumulative
   effects of changes in accounting
   principles and extraordinary
   item............................  $     (.39 )     (2.44   )     (6.15)      (2.98 )    (12.46)     (2.64)      1.80     (16.03)
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
  Net earnings (loss)..............  $     (.39 )     (2.44   )     (8.64)      (3.71 )    (14.95)     (5.34)      1.80     (12.23)
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
Other financial data:
  EBITDA (6).......................  $   67,188      38,191        69,527     120,130      82,397     73,605     85,710     47,808
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------
                                     -----------  ------------  ---------  -----------  ---------  ---------  ---------  ---------


                                       1990
                                     ---------

STATEMENT OF OPERATIONS DATA
Revenue:
  Oil and gas sales and other......     84,824
  Gas marketing and processing
   (3).............................         --
                                     ---------
    Total revenue..................     84,824
Expenses:
  Oil and gas production...........     13,606
  Cost of gas sold and processed...         --
  General and administrative.......     23,774
  Interest.........................     27,730
  Depreciation and depletion.......     48,124
  Provision for impairment of oil
   and gas properties..............     85,237
  Minority interest in earnings of
   Saxon Petroleum, Inc............         --
                                     ---------
    Total expenses.................    198,471
                                     ---------
Earnings (loss) before income
 taxes, cumulative effects of
 changes in accounting principles
 and extraordinary item............   (113,647)
Income tax expense (benefit).......    (38,098)
                                     ---------
Earnings (loss) before cumulative
 effects of changes in accounting
 principles and extraordinary
 item..............................    (75,549)
Cumulative effects of changes in
 accounting principles for oil and
 gas sales, postretirement benefits
 and income taxes (4)..............         --
Extraordinary item-extinguishment
 of debt (4).......................         --
                                     ---------
Net earnings (loss)................    (75,549)
                                     ---------
                                     ---------
Weighted average number of common
 shares outstanding................      2,461
                                     ---------
                                     ---------
Net earnings (loss) attributable to
 common stock......................    (85,395)
                                     ---------
                                     ---------
Primary earnings (loss) per share
 (5):
  Earnings (loss) before cumulative
   effects of changes in accounting
   principles and extraordinary
   item............................     (34.70)
                                     ---------
                                     ---------
  Net earnings (loss)..............     (34.70)
                                     ---------
                                     ---------
Other financial data:
  EBITDA (6).......................     57,588
                                     ---------
                                     ---------

                                         NINE MONTHS ENDED SEPTEMBER 30,                  YEARS ENDED DECEMBER 31,
                                        ---------------------------------  -------------------------------------------------------
                                         PRO FORMA                          PRO FORMA
                                         1995 (1)      1995       1994      1994 (1)      1994       1993     1992 (2)     1991
                                        -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS AND VOLUMES)
BALANCE SHEET DATA (AT END OF PERIOD)
Total assets..........................   $ 528,993     304,743    351,724                 324,832    426,755    378,532    296,189
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
Long term obligations:
  Bank debt...........................   $  14,100      19,800     27,000                  33,000     25,000         --         --
  Nonrecourse secured loan (7)........      41,438      47,149     58,236                  57,316     52,118         --         --
  Production payment obligation (8)...      15,657      15,657     16,370                  17,422     17,917     22,823         --
  Senior secured notes................          --          --         --                      --         --     56,323     59,262
  Subordinated debentures.............      99,353      99,353     99,305                  99,316     99,272     89,175     90,387
  Note payable (9)....................       2,000       2,000      5,026                   5,026      5,026      5,026      3,026
  Deferred revenue (10)...............      18,501      18,501     43,791                  35,908     67,228     67,066     40,199
  Redeemable preferred stock..........          --          --         --                      --         --         --         --
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
    Total long-term obligations.......   $ 191,049     202,460    249,728                 247,988    266,561    240,413    192,874
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
Shareholders' equity..................   $ 205,435      44,387     40,230                   6,086     88,156     59,881     54,840
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
                                        -----------  ---------  ---------               ---------  ---------  ---------  ---------
OPERATING DATA
Production (11):
  Gas (MMcf)..........................      41,506      25,744     38,432      66,652      48,048     41,114     29,174     23,877
  Oil (Mbbls).........................       2,544         926      1,152       3,583       1,543      1,493      1,450        847
Average price received (11):
  Gas (per Mcf).......................  $     1.44        1.75       1.93        1.70        1.90       1.88       1.70       1.84
  Oil (per Bbl).......................       13.91       15.94      14.60       12.54       14.83      16.97      18.14      25.31
Production expense per Mcfe...........         .51         .53        .37         .40         .39        .39        .38        .43
General and administrative expense per
 Mcfe (12)............................         .15         .18        .17         .17         .19        .24        .32        .33
Capital expenditures:
  Property acquisitions...............  $    7,319         391      8,835      24,216       9,762    144,916     88,772     13,560
  Exploration.........................      13,983       8,082      5,915      22,892      15,693      5,433      2,297      9,723
  Development.........................      15,979      11,801     11,802      38,454      17,089     20,472     15,558     12,381
                                        -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
    Total capital expenditures........  $   37,281      20,274     26,552      85,562      42,544    170,821    106,627     35,664
                                        -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
                                        -----------  ---------  ---------  -----------  ---------  ---------  ---------  ---------
Proved Reserves (11):
  Gas (MMcf)..........................                                                    246,996    273,382    194,655    193,471
  Oil (Mbbls).........................                                                      7,532      8,198      7,560      5,315
Standardized measure of discounted
 future net cash flows relating to
 proved oil and gas reserves (13).....                                                    207,463    258,917    187,761    157,921
Total discounted future net cash flows
 relating to proved oil and gas
 reserves, including amounts
 attributable to volumetric production
 payments (13)........................                                                    230,149    299,053    227,009    188,069
Average spot price received at end of
 year:
  Gas (per Mcf).......................                                                  $    1.77       2.48       2.38       2.01
  Oil (per Bbl).......................                                                  $   15.50      12.00      18.00      17.75


                                          1990
                                        ---------

BALANCE SHEET DATA (AT END OF PERIOD)
Total assets..........................    339,676
                                        ---------
                                        ---------
Long term obligations:
  Bank debt...........................     10,640
  Nonrecourse secured loan (7)........         --
  Production payment obligation (8)...         --
  Senior secured notes................         --
  Subordinated debentures.............    152,975
  Note payable (9)....................      3,026
  Deferred revenue (10)...............         --
  Redeemable preferred stock..........     35,000
                                        ---------
    Total long-term obligations.......    201,641
                                        ---------
                                        ---------
Shareholders' equity..................     58,457
                                        ---------
                                        ---------
OPERATING DATA
Production (11):
  Gas (MMcf)..........................     31,415
  Oil (Mbbls).........................        912
Average price received (11):
  Gas (per Mcf).......................       2.06
  Oil (per Bbl).......................      23.19
Production expense per Mcfe...........        .37
General and administrative expense per
 Mcfe (12)............................        .37
Capital expenditures:
  Property acquisitions...............      5,401
  Exploration.........................     33,067
  Development.........................     26,998
                                        ---------
    Total capital expenditures........     65,466
                                        ---------
                                        ---------
Proved Reserves (11):
  Gas (MMcf)..........................    205,013
  Oil (Mbbls).........................      6,559
Standardized measure of discounted
 future net cash flows relating to
 proved oil and gas reserves (13).....    241,303
Total discounted future net cash flows
 relating to proved oil and gas
 reserves, including amounts
 attributable to volumetric production
 payments (13)........................    241,303
Average spot price received at end of
 year:
  Gas (per Mcf).......................       2.32
  Oil (per Bbl).......................      27.60

------------------------

(1) The pro forma statement of operations data, balance sheet data and operating data include pro forma adjustments to (i) give effect to the sale of the Common Stock in the Offerings and the use of a portion of the proceeds to fund the acquisition of ATCOR, (ii) restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (iii) reflect the acquisition of ATCOR using the purchase method of accounting, (iv) reflect the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR, (v) give effect to the acquisition of the interest in Saxon, and (vi) give effect to the JEDI Exchange.


(2) Statement of operations data and balance sheet data for the year ended December 31, 1992 include the effects of the ONEOK settlement, which increased total revenue by $37,541,000 and net earnings by $24,043,000 or $8.73 per share. Operating data for the year ended December 31, 1992 excludes the effects of the ONEOK settlement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Represents   amounts  attributable  to  the  gas  marketing  and  processing operations of ATCOR.

(4) The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. The
    Company adopted the provisions of Statements of Financial Accounting Standards No. 106 and No. 109 effective January 1, 1993. These statements required the Company to accrue the expected cost of postretirement benefits and to adopt the liability method of accounting for income taxes, respectively. In 1993, the Company realized a loss on extinguishment of debt of $10,735,000 as a result of the redemption of its outstanding Senior Secured Notes and long-term subordinated debentures. In 1991, the Company realized an extraordinary gain on the retirement of debt of $9,502,000, net of income taxes of $4,895,000, in connection with a recapitalization of its debt and equity securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1, 4, 6 and 10 of Notes to Consolidated Financial Statements of the Company.

(5) Fully diluted earnings  (loss) per share  was the same  as primary  earnings
    (loss) per share in all periods except the year ended December 31, 1992. In 1992, fully diluted earnings per share was $1.45.

(6) EBITDA is generally defined as income before cumulative effect of accounting change, provision for income taxes, interest, depreciation, depletion, amortization and certain other non-cash charges. EBITDA is included as supplemental disclosure because it may provide useful information regarding a company's ability to service and incur debt. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(7) Represents the nonrecourse secured loan payable to JEDI entered into in connection with the acquisition of properties in 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.


(8) Represents a dollar-denominated production payment obligation sold in 1992. The dollar denominated production payment obligation had an original principal amount of $37,550,000 and was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of Notes to Consolidated Financial Statements of the Company.


(9) Includes balances under minor loan agreements; does not include liabilities for employee benefit plans or other long-term operating liabilities not considered part of the capitalization of the Company.

(10) Represents amounts received from the sale of volumetric production payments, net of repayments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 of Notes to Consolidated Financial Statements of the Company.

(11) Includes amounts attributable to required deliveries under volumetric production payments. See Notes 5 and 16 of Notes to Consolidated Financial Statements of the Company.

(12) Excludes non-recurring general and administrative charges of $4,535,000 and $10,144,000 in 1991 and 1990, respectively.

(13) Amounts are presented net of related income taxes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion and analysis of the Company's financial condition and results of operations and should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto.

RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

    NET LOSS

    The net loss for the first nine months of 1995 was $14,533,000 or $2.44 per common share compared to a net loss of $46,892,000 or $8.64 per common share in the first nine months of 1994. The 1994 loss included a $30,000,000 writedown of the book value of the Company's oil and gas properties due to a ceiling test limitation and a charge of $13,990,000 relating to the change in the method of accounting for oil and gas sales from the sales method to the entitlements method. See "Changes in Accounting." The 1995 loss was primarily due to decreased oil and natural gas volumes and lower natural gas prices.

    REVENUE

    The Company's oil and gas sales revenue decreased by 34% to $60,154,000 in the first nine months of 1995 from $91,428,000 in the same period of 1994. Production volumes for natural gas and oil in the first nine months of 1995 decreased 33% and 20%, respectively, from the comparable 1994 period due primarily to normal, anticipated production declines as well as decreased well performance in certain fields. The average sales price for natural gas in the first nine months of 1995 was $1.75 per Mcf, a decrease of $.18 per Mcf or 9% compared to the average sales price in the first nine months of the previous year. The average sales price for oil in the first nine months of 1995 of $15.94 per barrel represented an increase of $1.34 per barrel or 9% compared to the average sales price in the same period of 1994.

    Production volumes and weighted average sales prices during the periods were as follows:

                                                                                NINE MONTHS ENDED
                                                                         --------------------------------
                                                                          SEPTEMBER 30,    SEPTEMBER 30,
                                                                              1995             1994
                                                                         ---------------  ---------------
Natural Gas
  Production under long-term fixed price contracts (MMcf)(1)...........         8,001           13,057
  Average contract sales price (per Mcf) (1)...........................  $        1.77             1.78
  Production sold on the spot market (MMcf)............................         17,743           25,375
  Spot sales price received (per Mcf)..................................  $        1.54             1.99
  Effects of energy swaps (per Mcf) (2)................................            .21              .02
                                                                               -------          -------
  Average spot sales price (per Mcf)...................................  $        1.75             2.01
  Total production (MMcf)..............................................         25,744           38,432
  Average sales price (per Mcf)........................................  $        1.75             1.93
Oil and condensate (3)
  Total production (Mbbls).............................................            926            1,152
  Average sales price (per Bbl)........................................  $       15.94            14.60

------------------------
(1) Production  under  long-term  fixed   price  contracts  includes   scheduled
    deliveries under volumetric production payments, net of royalties. See "-- Liquidity and Capital Resources -- Volumetric Production Payments" below.

(2) Energy swaps were entered into to hedge the price of spot market volumes against price fluctuation. Hedged volumes were 7,562 MMcf and 8,840 MMcf for the nine months ended September 30, 1995 and 1994, respectively.

(3) Oil and condensate production is sold primarily on the spot market. An immaterial amount of production is covered by long-term fixed price contracts, including scheduled deliveries under volumetric production payments.

    Miscellaneous net revenue decreased to $374,000 in the first nine months of 1995 from $2,299,000 in the comparable 1994 period. The 1994 amount includes income from the sale of miscellaneous pipeline systems and equipment and the reversal of an accounts receivable reserve.

    EXPENSES

    Oil and gas production expense decreased slightly to $16,576,000 in the first nine months of 1995 from $16,647,000 in the comparable period of 1994. On an Mcfe basis, production expense increased 43% in the first nine months of 1995 to $.53 per Mcfe from $.37 per Mcfe in the first nine months of 1994. The increased cost per Mcfe is directly attributable to fixed components of oil and gas production expense being allocated over a smaller production base.

    General and administrative expense was $5,761,000 in the first nine months of 1995, a decrease of 24% from $7,553,000 in the comparable period of 1994. Total overhead costs (capitalized and expensed general and administrative costs) of $10,130,000 in the first nine months of 1995 decreased 23% from $13,076,000 in the comparable period of 1994. The Company's salaried workforce was 116 at September 30, 1995 and 142 at September 30, 1994. The decreases in total overhead costs and personnel were due primarily to a reduction in the size of the Company's workforce effective March 1, 1995.

    The following table summarizes the total overhead costs incurred during the periods:

                                                                                NINE MONTHS ENDED
                                                                         -------------------------------
                                                                         SEPTEMBER 30,    SEPTEMBER 30,
                                                                              1995            1994
                                                                         --------------  ---------------
                                                                                 (IN THOUSANDS)
Overhead costs capitalized.............................................    $    4,369           5,523
General and administrative costs expensed..............................         5,761           7,553
                                                                         --------------       -------
      Total overhead costs.............................................    $   10,130          13,076
                                                                         --------------       -------
                                                                         --------------       -------

    Interest expense of $19,100,000 in the first nine months of 1995 decreased 5% from $20,077,000 in 1994 due primarily to lower effective interest rates related to the nonrecourse secured loan and the dollar denominated production payment.

    Depreciation and depletion expense decreased 36% to $33,631,000 in the first nine months of 1995 from $52,323,000 in the first nine months of 1994 due to the decrease in production, as well as a decrease in the depletion rate per unit of production. The depletion rate decreased to $1.06 per Mcfe in the first nine months of 1995 from $1.14 per Mcfe in the comparable 1994 period due to writedowns of the Company's oil and gas properties taken in the third and fourth quarters of 1994. At September 30, 1995, the Company had undeveloped properties with a cost basis of approximately $31,981,000 which were excluded from depletion, compared to $41,824,000 at September 30, 1994. The decrease is attributable to exploration and development work, as well as lease expirations and property sales.

    The Company was not required to record a writedown of the carrying value of its oil and gas properties in the first nine months of 1995. However, the Company was required to record a $30,000,000 writedown of the carrying value of its oil and gas properties in the first nine months of 1994. Writedowns of the full cost pool may be required in the future if oil or natural gas prices decrease, estimated proved reserve volumes are revised downward or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

    As of December 31, 1993, there were no remaining deferred tax liabilities. No tax benefits for operating loss carryforwards have been recorded in the first nine months of 1995 or 1994.

    CHANGES IN ACCOUNTING

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993, was a charge of $13,990,000. The effect of this change on the nine months ended September 30, 1994 was an increase in earnings from operations of $3,840,000 and an increase in production volumes of 1,804,000 Mcf of natural gas. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 information has been restated to reflect the change effective January 1, 1994.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1994

    NET EARNINGS (LOSS). The Company's net loss was $81,843,000 in 1994 compared to a net loss of $21,213,000 in 1993 and net earnings of $7,298,000 in 1992. There would have been a net loss of $16,745,000 in 1992 excluding the effects of the settlement of gas contract litigation with ONEOK Inc. (the ONEOK settlement). Earnings from operations (consisting of total revenue less oil and gas production expense and expensed general and administrative costs) increased in 1994 compared to 1993 as a result of increased natural gas production from acquisitions made throughout 1993; however, this increase was more than offset by a $58,000,000 writedown of the book value of the Company's oil and gas properties due to a ceiling test limitation and a charge of $13,990,000 to reflect the cumulative effects of a change in the Company's method of accounting for oil and gas sales from the sales ("takes") method to the entitlements method. Earnings from operations increased in 1993 compared to the 1992 results (excluding the effects of the ONEOK settlement) as a result of the acquisition of properties; however, this increase was more than offset by higher depreciation and depletion expense, an extraordinary loss of $10,735,000 (net of tax benefit of $4,652,000) recorded as a result of the redemption or purchase of all of the Company's 12 3/4% Senior Secured Notes and long-term subordinated debt and a charge of $1,123,000 to reflect the cumulative effects of changes in accounting principles related to post-retirement benefits and income taxes.

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. As a result, earnings from operations for 1994 increased by $3,584,000. Earnings from operations for 1993 and 1992, on a pro forma basis, would have been higher by $5,393,000 and $8,868,000, respectively, as a result of this change in accounting method. The 1993 and 1992 amounts presented herein are not required to be restated to show the effects of this change.

    The ONEOK settlement in 1992 had a significant impact on the Company's reported revenue, expense and net earnings. A summary of the Company's income and expenses for 1992, before and after the amounts recorded as a result of the ONEOK settlement, is as follows:

                                                                                            YEAR ENDED
                                                                          EFFECTS OF     DECEMBER 31, 1992
                                                       YEAR ENDED           ONEOK         EXCLUDING ONEOK
                                                    DECEMBER 31, 1992     SETTLEMENT        SETTLEMENT
                                                    -----------------   --------------   -----------------
                                                                        (IN THOUSANDS)
REVENUE:
  Oil and gas sales...............................      $ 99,239            22,392             76,847
  Miscellaneous, net..............................        13,947            15,149             (1,202)
                                                    -----------------      -------           --------
    Total revenue.................................       113,186            37,541             75,645
EXPENSES:
  Oil and gas production..........................        15,865             1,589             14,276
  General and administrative......................        11,611              (477)            12,088
  Interest........................................        27,800                --             27,800
  Depreciation and depletion......................        46,624                --             46,624
                                                    -----------------      -------           --------
    Total expenses................................       101,900             1,112            100,788
                                                    -----------------      -------           --------
Earnings (loss) before income taxes...............        11,286            36,429            (25,143)
Income tax expense
  Current.........................................           435                --                435
  Deferred expense (benefit)......................         3,553            12,386             (8,833)
                                                    -----------------      -------           --------
                                                           3,988            12,386             (8,398)
                                                    -----------------      -------           --------
  Net earnings....................................      $  7,298            24,043            (16,745)
                                                    -----------------      -------           --------
                                                    -----------------      -------           --------

    The inclusion of the effects of the ONEOK settlement in a discussion of the Company's results of operations distorts the trends which would otherwise be reported. In the discussion which follows, results for 1992 exclude the effects of the ONEOK settlement in order to more meaningfully compare and discuss the Company's results of operations for 1994, 1993 and 1992.

    REVENUE.    Total  revenue  increased  10%  to  $115,947,000  in  1994  from
$105,148,000 in 1993, and increased 39% in 1993 from $75,645,000 in 1992.

    Oil and gas sales increased to $114,541,000 from $102,883,000, or by approximately 11%, in 1994 compared to 1993 due primarily to increased natural gas production from properties acquired throughout 1993 and the effects of the change in method of accounting for oil and gas sales, partially offset by normal production declines. In 1994, natural gas production volumes were up 17% compared to 1993 while oil production volumes were 3% higher. The increase in revenue attributable to increased production was partially offset by a 13% decrease in the average sales price for oil. The average sales price for natural gas in 1994 did not differ significantly from the 1993 price.

    Oil and gas sales increased to $102,883,000 from $76,847,000, or by approximately 34%, in 1993 compared to 1992 due primarily to increased production from newly-acquired properties and an 11% increase in the average sales price for natural gas. In 1993, oil production volumes were up 3% and natural gas production volumes were up 41% compared to 1992. The increase in revenue attributable to the increased production was partially offset by a 6% decrease in the average sales price for oil.

    The production volumes and average sales prices for the years ended December 31, 1994, 1993 and 1992 for the Company and its wholly owned subsidiaries were as follows:

                                                                                        YEARS ENDED DECEMBER 31,
                                                                                     -------------------------------
                                                                                       1994       1993       1992
                                                                                     ---------  ---------  ---------
NATURAL GAS
-----------------------------------------------------------------------------------
Production under long-term fixed price contracts (MMcf)(1).........................     16,656     19,065      9,689
Average contract sales price (per Mcf).............................................  $    1.78       1.65       1.67

Production sold on the spot marked (MMcf)..........................................     31,392     22,049     19,485
Spot sales price received (per Mcf)(2).............................................  $    1.90       2.21       1.78
Effects of energy swaps (per Mcf)(3)...............................................        .06       (.13)      (.07)
                                                                                     ---------  ---------  ---------
Average spot sales price (per Mcf)(2)..............................................  $    1.96       2.08       1.71

Total production (MMcf)............................................................     48,048     41,114     29,174
Average sales price (per Mcf)......................................................  $    1.90       1.88       1.70

OIL AND CONDENSATE(1)(4)
Total production (Mbbls)...........................................................      1,543      1,493      1,450
Average sales price (per Bbl)......................................................  $   14.83      16.97      18.14

------------------------
(1) Production  under  long-term  fixed   price  contracts  includes   scheduled
    deliveries under volumetric production payments, net of royalties. For further information concerning volumes and prices recorded under volumetric production payments, see "-- Liquidity and Capital Resources -- Volumetric Production Payments" below and Notes 5 and 16 of Notes to Consolidated Financial Statements of the Company.

(2) The 1992 amounts exclude $1.15 per Mcf attributable to the ONEOK settlement. Including such amount, the spot sales price received and the average spot sales price for natural gas were $2.93 and $2.86 per Mcf, respectively.

(3) Energy swaps were entered into to hedge the price of spot market volumes against price fluctuation. Hedged volumes were 12,184 MMcf, 8,057 MMcf and 4,691 MMcf for the years ended December 31, 1994, 1993 and 1992, respectively.

(4) Oil and condensate production is sold primarily on the spot market. An immaterial amount of production is covered by long-term fixed price contracts, including scheduled deliveries under volumetric production payments.

    Natural gas delivered pursuant to volumetric production payment agreements and other long-term fixed price contracts represented approximately 35% of total production in 1994 versus 46% in 1993 and 33% in 1992. In recent years, the industry trend has been for more natural gas to be sold on the spot market as long-term contracts expire. The overall increase experienced by Forest in natural gas sold under long-term fixed price contracts over the three year period presented herein was the result of the Company entering into volumetric production payments.

    Miscellaneous net revenue of $1,406,000 in 1994 included income from the sale of miscellaneous pipeline systems and equipment and the reversal of an accounts receivable reserve, partially offset by a reserve for settlement of a royalty dispute and a payment of deferred maintenance costs of a real estate complex used for general business purposes. Miscellaneous net revenue of $2,265,000 in 1993 included $1,380,000 of interest income on short-term investments and an adjustment to reduce accrued severance taxes based on discussions with the applicable state taxing authorities. The net expense of $1,202,000 in 1992 was primarily attributable to a $926,000 provision for future rent payments on vacated office space.

    OIL AND GAS PRODUCTION EXPENSE. Oil and gas production expense increased 15% to $22,384,000 in 1994 compared to $19,540,000 in 1993 due primarily to increased natural gas production as a result of property acquisitions throughout 1993, partially offset by a decrease in workover expenses and a general decrease in expenses due to the sale of properties. Oil and gas production expense increased 37% to $19,540,000 in 1993 compared to $14,276,000 in 1992, due primarily to increased production from newly acquired properties and increased workover expense. In 1994 and 1993, production expense was approximately $.39 on an Mcfe basis compared to $.38 in 1992.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense decreased 7% to $11,166,000 in 1994 compared to $12,003,000 in 1993. Decreases in salaries, wages and burden from the termination of executives and middle level managers and increases in production operation credits were partially offset by increases in insurance and office and storage rental expenses. General and administrative expense for 1993 was $12,003,000 compared to $12,088,000 in 1992. Increases attributable to severance and employee relocation costs and the effects of the postretirement medical benefit accrual in 1993 were more than offset by lower office and storage rentals and lower professional services expense. The capitalization rate remained relatively constant from 1992 to 1994.

    Total overhead costs, including amounts related to exploration and development activities, were $18,719,000 in 1994, $19,561,000 in 1993 and $19,237,000 in 1992. Excluding the severance and employee relocation costs in 1993 described below, total overhead costs were approximately 8% higher in 1994 than in 1993. This increase is primarily due to an increase in storage rentals and higher insurance expense attributable to a larger asset base, partially offset by a decrease in salaries, wages and burden from the termination of executives and middle level managers as described below. The increase in 1993 from 1992 was only 2% despite charges amounting to $2,300,000 for severance and employee relocation costs and $480,000 for postretirement medical benefits; without these charges, total overhead costs would have decreased by approximately 13% in 1993 compared to 1992. Severance and employee relocation costs of approximately $2,300,000 in 1993 resulted from the termination of 10 executives and middle level managers and a loss incurred on an employee's former residence in accordance with the Company's relocation policy. The following table summarizes the total overhead costs incurred during the periods:

                                                                                YEARS ENDED DECEMBER 31,
                                                                             -------------------------------
                                                                              1994         1993        1992
                                                                             -------      ------      ------
                                                                                     (IN THOUSANDS)
Overhead costs capitalized.................................................  $ 7,553       7,558       7,149
General and administrative costs expensed..................................   11,166      12,003      12,088
                                                                             -------      ------      ------
    Total overhead costs...................................................  $18,719(1)   19,561(2)   19,237
                                                                             -------      ------      ------
                                                                             -------      ------      ------

------------------------
(1) Includes $510,000 for post-retirement medical benefits.

(2) Includes approximately $2.3 million of severance and employee relocation costs and $483,000 for postretirement medical benefits.

    RETIREMENT BENEFITS FOR EXECUTIVES AND DIRECTORS. In December 1990, the Company entered into retirement agreements with seven executives and directors ("Retirees") pursuant to which the Retirees will receive supplemental retirement payments totaling approximately $1,127,700 per year through 1996, $1,087,400 in 1997, $938,400 in 1998 and approximately $740,400 per year in 1999 and 2000. The liability to the Retirees was recorded in 1990 and 1991.

    INTEREST EXPENSE. Interest expense of $26,773,000 increased $3,044,000 or 13% compared to 1993 due to higher loan balances as a result of capital spending. Interest expense of $23,729,000 in 1993 decreased $4,071,000 or 15% compared to 1992, primarily due to redemptions or purchases of certain of the Company's subordinated debentures and 12 3/4% Senior Secured Notes in 1993, partially offset by the interest expense incurred in connection with the Company's new 11 1/4% Senior Subordinated Notes.

    DEPRECIATION AND DEPLETION EXPENSE. Depreciation and depletion expense increased 8% to $65,468,000 in 1994 from $60,581,000 in 1993 due to increased production in the 1994 period as a result of property acquisitions. Depreciation and depletion expense increased 30% to $60,581,000 in 1993 from $46,624,000 in 1992 due to increased production in the 1993 period as a result of property acquisitions and workovers. The depletion rate was $1.13 per Mcfe for U.S. production in 1994 compared to corresponding rates of $1.19 for U.S. production in 1993 and $1.21 for U.S. production and $1.19 for Canadian production in 1992.

    IMPAIRMENT OF OIL AND GAS PROPERTIES. The Company recorded a writedown of its oil and gas properties of $58,000,000 in 1994 due primarily to a decrease in spot market prices for natural gas. The Company could have chosen to lessen or completely eliminate the need for a writedown by entering into financial derivatives (swaps) and locking in future natural gas prices. The Company would have had to contract a significant portion of its natural gas reserve base to avoid the entire writedown. Company management decided not to enter into such contracts because it believed the natural gas market was at a cyclical low, and such arrangements would ultimately be detrimental to the Company's shareholders. In addition, the Company considered but chose not to adopt successful efforts accounting. It is management's belief that full cost accounting remains the most appropriate method of accounting for the Company's current mix of operations, despite the quarterly ceiling test requirement.

    Additional writedowns of the full cost pool may be required if oil and natural gas prices decrease, undeveloped property values decrease, estimated proved reserve volumes are revised downward or costs incurred in exploration, development, or acquisition activities exceed the discounted future net cash flows from the additional reserves, if any.

CHANGES IN ACCOUNTING

    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993, was a charge of $13,990,000. The effect of this change on 1994 was an increase in earnings from operations of $3,584,000 and an increase in production volumes of 1,555,000 Mcf. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 quarterly information has been restated to reflect the change effective January 1, 1994. See Note 15 for restated selected quarterly financial data.

    Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS No. 106) required the Company to accrue expected costs of providing postretirement benefits to employees and the employees' beneficiaries and covered dependents. The Company adopted the provisions of SFAS No. 106 in the first quarter of 1993. The estimated accumulated postretirement benefit obligation as of January 1, 1993 was approximately $4,822,000. This amount, reduced by applicable income tax benefits, was charged to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle. The annual net postretirement benefit cost (included in total overhead costs) was approximately $510,000 for 1994 and $483,000 for 1993.

    Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109), required the Company to adopt the liability method of accounting for income taxes. The Company adopted such method on a prospective basis as of January 1, 1993 and, as such, prior periods have not been restated. The cumulative effect of adopting SFAS No. 109 as of January 1, 1993 resulted in a reduction of the net amount of deferred income taxes recorded as of December 31, 1992 of approximately $2,060,000. This amount was credited to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle.

LIQUIDITY AND CAPITAL RESOURCES

    ANSCHUTZ AND JEDI TRANSACTIONS

    During the second and third quarters of 1995, following receipt of shareholder approval, the Company consummated transactions with Anschutz and with JEDI, a Delaware limited partnership the general partner of which is an affiliate of Enron Corp., in each case as described below.


    Pursuant to the Anschutz Agreement, Anschutz purchased 3,760,000 shares of the Company's Common Stock and shares of a new series of preferred stock that are convertible into 1,240,000 additional shares of common stock for a total consideration of $45,000,000, or $9.00 per share. The preferred stock has liquidation preference and receives dividends ratably with the Common Stock. In addition, Anschutz received the A Warrants, which entitle it to purchase 3,888,888 shares of the Company's common stock for $10.50 per share. The A Warrants were originally scheduled to expire on January 27, 1997. Such expiration will be extended to July 27, 1998 upon completion of the Offerings in consideration of Anschutz's agreement to not sell its shares of Common Stock for nine months, except in limited circumstances.


    The Anschutz investment was made in two closings. At the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. The loan carried interest at 8% per annum. The loan was nonrecourse to the Company and was secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and a cash collateral account with an initial balance of $2,000,000. At the second closing, which occurred in July 1995, Anschutz converted the loan into 1,100,000 shares of Common Stock and purchased an additional 2,660,000 shares of common stock, the convertible preferred stock and the A warrants for $35,100,000. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 2,250,000 shares of common stock that JEDI may acquire from the Company upon exercise of the B Warrants referred to below (the "Anschutz Option"). The Anschutz Option will terminate 36 months after the second closing, or earlier upon the conveyance by the Company of certain property to JEDI in satisfaction of the restructured JEDI loan, as described below.

    Pursuant to the Anschutz Agreement, Anschutz agreed to certain voting, acquisition, and transfer limitations regarding shares of Common Stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that would require Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) the number of persons associated with Anschutz that may at any time be elected as directors of the Company is limited to three, and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the conversion of the new preferred stock, the exercise of the A Warrants or the option received from JEDI, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will be entitled to designate three of the Company's directors.

    At the second closing, Forest and JEDI restructured JEDI's existing loan which had a principal balance on July 27, 1995 of approximately $62,368,000 before unamortized discount of $4,984,000. As a part of the restructuring, the existing JEDI loan balance was divided into two tranches: a $40,000,000 tranche, which bears interest at the rate of 12.5% per annum and is due and payable in full on December 31, 2000; and an approximately $22,400,000 tranche, which does not bear interest and is due and payable in full on December 31, 2002. JEDI also relinquished the net profits interest that it held in certain properties of the Company. In consideration, JEDI received the B Warrants, which entitle it to purchase 2,250,000 shares of the Company's common stock for $10.00 per share. The B Warrants will expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI loan (the "Conveyance Option"). Also at the second closing, JEDI granted the Anschutz Option to Anschutz, pursuant to which Anschutz is entitled to purchase from JEDI up to 2,250,000 shares at a purchase price per share equal to the lesser of (a) $10.00 plus 18% per annum from the second closing date to the date of exercise of the option, or (b) $15.50. JEDI will satisfy its obligations under the Anschutz Option by exercising the B Warrants. Provided the Conveyance Option has not been exercised, the Company may terminate the B Warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $12.50 per share.

    As a result of the loan restructuring and the issuance of the B Warrants, the Company reduced the recorded amount of the related liability to approximately $45,493,000 and annual interest expense by approximately $2,000,000. Subject to certain conditions, the Company also received the right to satisfy the restructured JEDI loan by conveying to JEDI the properties securing the loan during a 30-day period beginning 18 months after the second closing or, if the A Warrants have been extended, during a 30-day period beginning 36 months after the second closing. Any such conveyance during the first 36 months after the second closing must be approved by Anschutz, if the Anschutz Option has not then been exercised or terminated. Prior to the exercise or termination of the JEDI option, JEDI agreed that it will not assign all or any portion of the JEDI loan or the B Warrants to an unaffiliated person without the approval of the Company. The Company agreed to not give such approval without the consent of Anschutz.

    The Company agreed to use the proceeds from the exercise of the A Warrants to pay principal and interest on the $40,000,000 tranche of the JEDI loan and to use proceeds from the exercise of the B Warrants to repay the remaining tranche of the JEDI loan.


    JEDI EXCHANGE



    On January 24, 1996, JEDI exchanged the $22.4 million tranche and the B Warrants for 1,680,000 shares of Common Stock (the "JEDI Exchange"). As a result of the JEDI Exchange, the Company expects that non-cash interest expense will be reduced by an additional $1,500,000 per year. The JEDI Exchange also eliminated the Conveyance Option described above and provides for other changes to the JEDI loan agreement that will have the effect of increasing the Company's flexibility with respect to the development of the properties securing the JEDI indebtedness. Pursuant to the JEDI Exchange, JEDI entered into a shareholders agreement with the Company (the "JEDI Shareholders Agreement") that limits JEDI's right to vote its shares of Common Stock and, except in certain circumstances, to transfer its shares before July 27, 1998. The JEDI Shareholders Agreement also entitles JEDI to designate a member of the Company's Board of Directors if the average price of the Common Stock over a period of 30 trading days is less than or equal to $8.75 per share or if there is a substantial downgrading in the rating of the Company's debt securities. The JEDI Shareholders Agreement will terminate upon the termination of the Anschutz Shareholders Agreement or earlier if the shares acquired by JEDI pursuant to the JEDI Exchange and still held by JEDI are less than 3% of the outstanding shares of Common Stock.



    Pursuant to the JEDI Exchange, the Company assumed JEDI's obligations under the Anschutz Option. Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the

Anschutz Option, instead of the B Warrant price of $10.00 per share, the Company would receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $15.50. The Company is permitted to use proceeds from the exercise of the Anschutz Option for any corporate purpose. See "The Anschutz and JEDI Transactions."


    SHORT-TERM LIQUIDITY

    During 1994 and the first nine months of 1995, the Company's operating cash flows and working capital were adversely affected by a severe industry-wide decline in the price of natural gas and a significant decline in production. The prices the Company receives for its future oil and natural gas production will significantly impact future operating cash flows. No prediction can be made as to the prices the Company will receive for its future oil and gas production.

    The Company has a secured credit facility (the "Credit Facility") with The Chase Manhattan Bank, N.A. ("Chase") as agent for a group of banks. Under the Credit Facility as amended, the Company may borrow up to $40,000,000 for working capital and/or general corporate purposes, subject to semi-annual redetermination at the banks' discretion.

    The Credit Facility is secured by a lien on, and a security interest in, a majority of the Company's proved oil and gas properties and related assets (subject to prior security interests granted to holders of volumetric production payment agreements), a pledge of accounts receivable, material contracts and the stock of material subsidiaries. The maturity date of the Credit Facility is July 1, 1998. Under the terms of the Credit Facility, the Company is subject to certain covenants and financial tests (which may from time to time restrict the Company's activities), including restrictions or requirements with respect to working capital, net cash flow, additional debt, asset sales, mergers, cash dividends on capital stock and reporting responsibilities. As of September 30, 1995 the outstanding balance under the Credit Facility was $19,800,000, which reflects the application of proceeds received from the Anschutz transaction offsetting additional borrowings to fund capital expenditures and working capital. The Company has also used the facility for a $1,500,000 letter of credit, leaving an available borrowing capacity of $18,700,000. At September 30, 1995, the Company was in compliance with the covenants of its bank debt.

    Since December 31, 1994, the Company has taken steps and committed to certain actions to address its short-term liquidity needs, including the Anschutz and JEDI transactions described above. In addition to the Anschutz and JEDI transactions, the Company has taken or committed to other key short-term actions as set forth below.

    The Company reduced its budgeted general and administrative expenditures for 1995 principally through a workforce reduction effective March 1, 1995. As a result, total overhead for 1995 is expected to decrease by approximately $4,700,000 compared to 1994 or by approximately 25%.


    In response to market conditions, the Company reduced its budgeted capital expenditures during the first six months of 1995 to those required to maintain its producing oil and gas properties as well as certain essential development, drilling and other activities. Using the capital provided by the Anschutz investment, however, the Company's capital expenditures in the last six months of 1995 are expected to be greater in the aggregate than capital expenditures in the first six months of the year. The Company's 1995 budgeted expenditures for exploration and development for the fourth quarter of 1995, exclusive of the Saxon acquisition, were approximately $5,348,000 and $3,246,000, respectively, including capitalized overhead of $1,224,000 and $194,000, respectively. Assuming completion of the Offerings and the ATCOR acquisition, the Company's 1996 budgeted direct capital expenditures for exploration and development in the United States and Canada are approximately $35,000,000 and $21,000,000, respectively. There can be no assurance that the Company will have access to sufficient capital to meet its capital requirements. The planned levels of capital expenditures could be reduced if the Company experiences lower than anticipated net cash provided by operations or other liquidity needs or could be increased if the Company experiences increased cash flow.

    Management believes the Company will have adequate sources of short-term liquidity to meet its working capital needs, fund capital expenditures at the levels described above, and meet its current debt service obligations. The Company believes that the Offerings and the ATCOR acquisition will give the
Company flexibility to implement its 1996 capital expenditure program in the United States and Canada, for which the Company has budgeted direct expenditures of approximately $56,000,000, assuming completion of the Offerings and the ATCOR acquisition. Before fully implementing this program, the Company believes it must obtain approximately $30,000,000 of additional financing. A portion of this financing may be provided by proceeds raised from the Offerings in excess of the amount needed to acquire ATCOR. The Company expects to be able to meet its remaining 1996 capital expenditure financing requirements by borrowings under existing lines of credit or financings based on ATCOR's reserves. The Company expects to enter into an additional credit facility based upon ATCOR's reserves upon completion of the ATCOR acquisition or as soon thereafter as is practicable.


    CASH FLOW

    Historically, one of the Company's primary sources of capital has been funds provided by operations, which has varied dramatically in prior periods, depending upon factors such as natural gas contract settlements and price fluctuations which are difficult to predict and also due to changes in production volumes.

    The following summary table reflects comparative cash flows for the Company for the periods ended September 30, 1995 and 1994:

                                                                     NINE MONTHS ENDED
                                                               ------------------------------
                                                               SEPTEMBER 30,   SEPTEMBER 30,
                                                                    1995            1994
                                                               --------------  --------------
                                                                       (IN THOUSANDS)
Funds provided by operations (1).............................    $   21,694          52,651
Net cash provided (used) by operating activities.............        (4,253)         25,843
Net cash used by investing activities........................       (17,235)        (15,398)
Net cash provided (used) by financing activities.............        22,037         (15,531)

------------------------
(1) Funds provided by operations consists of net cash provided (used) by operating activities exclusive of adjustments for working capital items, proceeds from volumetric production payments and amortization of deferred revenue. This information is being presented in accordance with industry practice and is not intended to be a substitute for cash provided by operating activities, a measure of performance prepared in accordance with generally accepted accounting principles, and should not be relied upon as such.

    As discussed previously under "-- Results of Operations for the Nine Months Ended September 30, 1995 and 1994," the Company's production volumes decreased significantly in the first nine months of 1995 compared to the prior year. Lower production volumes coupled with decreased prices for natural gas resulted in a 59% decrease in funds provided by operations to $21,694,000 in the first nine months of 1995 from $52,651,000 in the first nine months of 1994. The Company experienced a net use of cash for operating activities of $4,253,000 in the first nine months of 1995 compared to $25,843,000 of net cash provided by operating activities in the corresponding prior year period; this decrease is attributable to lower production volumes and decreased prices discussed above. The Company used $17,235,000 for investing activities in the 1995 period compared to $15,398,000 in the prior year period due to higher direct expenditures and lower proceeds from property sales. The increase in cash due to financing activities of $22,037,000 in the 1995 period was the result of the net proceeds from the issuance of stock and warrants to Anschutz and the proceeds from the sale of the participation interest in the bankruptcy claim which were partially offset by repayments of the Company's Credit Facility. In the first nine months of 1994, the Company had a net use of cash for financing activities of $15,531,000, primarily consisting of the redemption of subordinated debentures and a decrease in other liabilities.

    LONG-TERM LIQUIDITY


    The Company has historically addressed its long-term liquidity needs through the use of nonrecourse production-based financing and through issuance of debt and common stock when market conditions permit. The Offerings will improve the Company's liquidity.


    On December 30, 1993, the Company entered into a nonrecourse secured loan agreement with JEDI. The terms of the JEDI loan have been restructured based on the terms of certain agreements described in "-- Recent Developments." For a further discussion of the JEDI loan, see "-- Non-recourse Secured Loan and Dollar-Denominated Production Payment" below.

    Many of the factors which may affect the Company's future operating performance and long-term liquidity are beyond the Company's control, including, but not limited to, oil and natural gas prices, governmental actions and taxes, the availability and attractiveness of properties for acquisition, the adequacy and attractiveness of financing and operational results. The Company continues to examine alternative sources of long-term liquidity, including bank borrowings or the issuance of debt instruments, the sale of production payments or other nonrecourse financing, the sale of Common Stock, preferred stock or other equity securities of the Company, the issuance of net profits interests, sales of non-strategic properties, prospects and technical information, or joint venture financing.

    VOLUMETRIC PRODUCTION PAYMENTS

    As of September 30, 1995, deferred revenue relating to production payments was $18,501,000 and the annual amortization of deferred revenue and the corresponding delivery and net sales volumes were as set forth below:

                                                             VOLUMES REQUIRED TO BE        NET SALES VOLUMES
                                                                                       ATTRIBUTABLE TO PRODUCTION
                                                            DELIVERED TO ENRON CORP.     PAYMENT DELIVERIES (1)
                                                           --------------------------  --------------------------
                                                               OIL       NATURAL GAS       OIL       NATURAL GAS
                                                             (MBLS)        (MMCF)        (MBLS)        (MMCF)
                                      ANNUAL AMORTIZATION  -----------  -------------  -----------  -------------
                                      OF DEFERRED REVENUE
                                      -------------------
                                        (IN THOUSANDS)
Remainder of 1995...................       $   3,365               41         1,653            34         1,375
1996................................           7,545               87         3,721            73         3,095
1997................................           2,439               --         1,410            --         1,173
1998................................           1,592               --           892            --           742
Thereafter..........................           3,560               --         1,994            --         1,658
                                            --------              ---         -----           ---         -----
                                           $  18,501              128         9,670           107         8,043
                                            --------              ---         -----           ---         -----
                                            --------              ---         -----           ---         -----

------------------------
(1) Represents volumes required to be delivered to Enron Corp. net of estimated royalty volumes.

    NON-RECOURSE SECURED LOAN AND DOLLAR-DENOMINATED PRODUCTION PAYMENT


    Under the terms of the JEDI loan and the dollar-denominated production payment, the Company is required to make payments based on the net proceeds, as defined, from certain subject properties. The terms of the JEDI loan have been restructured and are proposed to be further restructured based on the terms of certain agreements described in "-- JEDI Exchange" and "The Anschutz and JEDI Transactions" above.


    The JEDI loan was initially recorded at a discounted amount to reflect the conveyance to the lender of a 20% interest in the net profits, as defined, of properties located in south Texas. Before restructuring, the JEDI loan bore annual interest at the rate of 12.5%. At September 30, 1995, the principal amount of the loan was $62,684,000 and the recorded liability was $46,069,000. Under the terms of the JEDI loan, additional funds may be advanced to fund a portion of the development projects which will be undertaken by the Company on the properties pledged as security for the loan. Payments of principal and interest under the JEDI Loan are due monthly and are equal to 90% of total net operating income from the secured properties, reduced by 80% of allowable capital expenditures, as defined.

    Pursuant to the restructuring of the JEDI loan in July 1995, as described above, the net profits interest has been eliminated and the required interest payments reduced. Under the restructured loan, the Company is required to pay interest at 12.5% per annum on $40,316,000 of the loan balance. All principal payments will be applied to reduce this balance, as will the proceeds, if any, from the exercise of the A Warrants. The remaining loan balance, which had an undiscounted value of $22,368,000 as of September 30, 1995, is non-interest bearing and will be reduced by principal payments made after full repayment of the $40,316,000 balance as well as by the proceeds, if any, from the exercise of the B Warrants. The recorded amount of the JEDI loan, net of discount to reflect the issuance of the B Warrants, was $45,493,000 as of July 27, 1995, the date of the restructuring. Based on production and prices, capital expenditures and discount amortization, the recorded liability increased by approximately
$902,000 as of the end of 1995. New drilling and recompletions should reverse this trend in 1996.

    The dollar-denominated production payment was entered into in 1992 to finance property acquisitions. The original amount of the dollar-denominated production payment was $37,550,000, which was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest. At September 30, 1995 the remaining principal amount was $21,155,000 and the recorded liability was $16,826,000. Under the terms of this production payment, the Company must make a monthly cash payment which is the greater of a base amount or 85% of the net proceeds from the subject properties, as defined, except that the amount required to be paid in any given month shall not exceed 100% of the net proceeds from the subject properties. Forest retains a management fee equal to 10% of sales from the properties, which is deducted in the calculation of net proceeds. Based on production and prices, capital expenditures and discount amortization, the recorded liability was reduced by approximately $406,000 during the fourth quarter of 1995.

    HEDGING PROGRAM

    In addition to the volumes of natural gas and oil dedicated to volumetric production payments, the Company has also used energy swaps and other financial agreements to hedge against the effects of fluctuations in the sales prices for oil and natural gas. In a typical energy swap agreement, the Company receives the difference between a fixed price per unit of production and a price based on an agreed upon third-party index if the index price is lower. If the index price is higher, the Company pays the difference. The Company's current swaps are settled on a monthly basis. At September 30, 1995, the Company had natural gas swaps and collars for an aggregate of approximately 29.2 Bbtu per day of natural gas during the remainder of 1995 at fixed prices and floors (NYMEX basis) ranging from $1.90 to $2.41 per MMbtu and an aggregate of approximately 17.5 Bbtu per day of natural gas during 1996 at fixed prices and floors ranging from $1.90 to $2.48 per MMbtu. At September 30, 1995, the Company had oil swaps for an aggregate of approximately 1,300 Bbls per day of oil during the remainder of 1995 at fixed prices ranging from $16.70 to $17.75 (NYMEX basis) and an aggregate of approximately 600 Bbls per day of oil during 1996 at fixed prices ranging from $16.70 to $17.75 per barrel.

    In the third quarter of 1995, the Company sold a call at $2.00 per MMbtu on 10,000 MMbtu per day to Enron Corp. for the period from January 1, 1996 to December 31, 1997 for a price of $.086 per MMbtu. Enron Corp. will pay the $.086 per MMbtu price every month. The Company will pay Enron Corp. only in the event that the average of the last three days NYMEX price exceeds $2.00 per MMbtu for any month.

    As a result of volumetric production payments, energy swaps, and fixed price contracts, the Company currently estimates that approximately 57% of its natural gas production and 58% of its oil production will not be subject to price fluctuations from October 1995 through December 1995. It is estimated that existing volumetric production payments, energy swaps, fixed price contracts and other hedging instruments currently cover approximately 56% of the Company's natural gas production and 23% of its oil production for the year ending December 31, 1996. Currently, it is the Company's intention to commit no more than 75% of its anticipated total production and no more than 85% of its anticipated undedicated production to such arrangements at any point in time.

    EFFECTS OF ATCOR ACQUISITION

    The completion of the acquisition of ATCOR is anticipated to provide several benefits to the Company including:


    REDUCING FINANCIAL LEVERAGE. The acquisition of ATCOR, together with the JEDI Exchange and the Offerings, is expected to reduce debt as a percent of total book capitalization from 82% as of September 30, 1995 to 47% on a pro forma basis, which is consistent with the Company's long-term goal of reducing financial leverage.


    GROWTH OF ASSET BASE. The addition of 153.5 Bcfe of proved reserves represents a 51% increase in the Company's estimated proved reserves on a pro forma basis as of December 31, 1995. Including other assets acquired in the transaction, the Company's total assets will increase by approximately 60% on a pro forma basis as of September 30, 1995.

    PRODUCTION.   For  the first nine  months of 1995,  the Company's production would increase by 57% from 36.1 Bcfe to 56.8 Bcfe on a pro forma basis.


    LIQUIDITY. The Company believes the Offerings and the ATCOR acquisition will give the Company flexibility to implement its 1996 capital expenditure program in the United States and Canada for which the Company has budgeted approximately $56,000,000. Before fully implementing this program, the Company believes it must obtain approximately $30,000,000 of additional financing. A portion of this financing may be provided by proceeds raised from the Offerings in excess of the amount needed to acquire ATCOR. The Company expects to be able to meet its remaining 1996 capital expenditure financing requirements by borrowings or financings based on ATCOR's reserves.


CAPITAL EXPENDITURES

    The  Company's  expenditures  for  property  acquisition,  exploration   and
development for the first nine months of 1995 and 1994, including overhead related to these activities which was capitalized, were as follows:

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                                --------------------
                                                                  1995       1994
                                                                ---------  ---------
                                                                   (IN THOUSANDS)
Property acquisition costs:
  Proved properties...........................................  $     199      8,835
  Undeveloped properties......................................        192         --
                                                                ---------  ---------
                                                                      391      8,835
Exploration costs:
  Direct costs................................................      7,482      5,501
  Overhead capitalized........................................        600        414
                                                                ---------  ---------
                                                                    8,082      5,915
Development costs:
  Direct costs................................................      8,032      6,693
  Overhead capitalized........................................      3,769      5,109
                                                                ---------  ---------
                                                                   11,801     11,802
                                                                ---------  ---------
                                                                $  20,274     26,552
                                                                ---------  ---------
                                                                ---------  ---------

    In response to market conditions, the Company reduced its budgeted capital expenditures during the first six months of 1995 to those required to maintain its producing oil and gas properties as well as certain essential development, drilling and other activities. Using the capital provided by the Anschutz investment, however, the Company's capital expenditures in the last six months of 1995 are expected to be greater in the aggregate than capital expenditures in the first six months of the year. The Company's 1995 budgeted expenditures for exploration and development for the fourth quarter of 1995, exclusive of the Saxon acquisition, are approximately $5,348,000 and $3,246,000, respectively, including capitalized overhead of $1,224,000 and $194,000, respectively. The Company's 1996 budgeted direct capital expenditures for exploration and development in the United States and Canada, respectively are approximately $35,000,000 and $21,000,000, assuming completion of the Offerings and the ATCOR acquisition. There can be no assurance that the Company will have access to sufficient capital to meet its capital requirements. The planned levels of capital expenditures could be reduced if the Company experiences lower than anticipated net cash provided by operations or other liquidity needs or could be increased if the Company experiences increased cash flow.


    The Company intends to continue its strategy of acquiring reserves that meet its investment criteria; however, no assurance can be given that the Company can locate or finance any property acquisitions. In order to finance future acquisitions, the Company is exploring many options including, but not limited to: bank borrowings or the issuance of debt instruments, sale of production payments or other nonrecourse financing, the sale of Common Stock, preferred stock or other equity securities of the Company, the issuance of net profits interests, sales of non-strategic properties, prospects and technical information, or joint venture financing. Availability of these sources of capital and, therefore, the Company's ability to execute its operating strategy will depend upon a number of factors, some of which are beyond the control of the Company. If adequate sources of financing are not available to the Company, the amount invested in exploration, development and reserve acquisitions will be required to be reduced significantly.

DIVIDENDS

    On February 1, 1995, a cash dividend of $.1875 on its $.75 Convertible Preferred Stock was paid to holders of record on January 10, 1995. On May 1, 1995 a stock dividend of .0189386 shares of Common Stock was paid on each share of its outstanding $.75 Convertible Preferred Stock to holders of record on April 10, 1995. On August 1, 1995 a stock dividend of .022409 shares of Common Stock was paid on each share of its outstanding $.75 Convertible Preferred Stock to holders of record on July 10, 1995. On November 1, 1995 a stock dividend of
 .0149796 shares of Common Stock was paid on each share of its outstanding $.75 Convertible Preferred Stock to holders of record on October 10, 1995. Effective as of March 31, 1995 the Company was prohibited from paying cash dividends on its $.75 Convertible Preferred Stock due to restrictions contained in the Credit Agreement with its lending banks. The Indenture executed in connection with the 11 1/4% Senior Subordinated Notes due 2003 and the Credit Facility contain restrictive provisions governing dividend payments.


    On November 15, 1995, the Board of Directors declared a dividend payable in shares of Common Stock on February 1, 1996 to holders of record of the $.75 Convertible Preferred Stock on January 10, 1996. The number of shares of Common Stock to be issued per share of the $.75 Convertible Preferred Stock will be
 .068026, determined in accordance with the formula for determining dividends payable.


OTHER MATTERS

    GAS BALANCING

    It is customary in the industry for various working interest partners to produce more or less than their entitlement share of natural gas from time to time. The Company's net overproduced position decreased in the first nine months of 1995 to approximately 6.7 Bcf from approximately 8.4 Bcf at December 31, 1994. At September 30, 1995 the undiscounted value of this imbalance is approximately $10,926,000, of which $5,000,000 is reflected on the balance sheet as a short-term liability and the remaining $5,926,000 is reflected on the balance sheet as a long-term liability. In the absence of a gas balancing agreement, the Company is unable to determine when its partners may choose to make up their share of production. If and when the Company's partners do make up their share of production, the Company's deliverable natural gas volumes could decrease, adversely affecting cash flow.

    UNFUNDED PENSION LIABILITIES

    In 1994, in response to market conditions, the Company increased from 7.5% to 9% the discount rate used in determining the actuarial present value of the projected benefit obligations under its qualified defined benefit trusteed pension plan and its supplemental executive retirement plan. As a result of the change in the discount rate, the Company reduced the liability representing the unfunded liabilities of these plans by approximately $1,570,000 with a corresponding increase in capital surplus. The Company does not expect the change in discount rate to have a significant impact on future expense due to a pension plan curtailment effected May 31, 1991. The Company currently is not required to make a contribution to the pension plan under the minimum funding requirements of ERISA, but may choose to do so or may be required to do so in the future.

    NATURAL GAS SALES CONTRACTS

    The Company had two natural gas sales contracts with Columbia Gas Transmission Corp. ("Transmission"), a subsidiary of Columbia Gas System ("CGS"), which were rejected when CGS and Transmission filed Chapter 11 bankruptcy petitions. The Company sold a participation interest in its claim against CGS to a bank. Consideration received from the bank consisted of a $4,000,000 nonrecourse loan, in exchange for which the bank was to receive, solely from the proceeds of the bankruptcy claim, an amount equal to the loan principal plus accrued interest at 23.5% per annum. In November 1995, CGS's proposed plan of reorganization was approved by the bankruptcy court and the Company received net proceeds of approximately $2,270,000 for its claim against CGS, after repayments of the loan and other expenses.

    NET OPERATING LOSS AND TAX CREDIT CARRYFORWARDS

    At December 31, 1994, the Company has consolidated net operating loss carryforwards of $62,789,000, depletion carryforwards of approximately $19,879,000 and investment tax credit carryforwards of approximately $3,674,000 for United States federal income tax purposes. The availability of these tax attributes to reduce current and future taxable income of the Company is subject to various limitations under the Internal Revenue Code. In particular, the Company's ability to utilize such tax attributes is restricted due to the occurrence of an "ownership change" within the meaning of Section 382 of the Internal Revenue Code resulting from the Company's transaction with Anschutz in 1995.

    Even though the Company is limited in its ability to use net operating loss carryforwards under the general provisions of Section 382, it may be entitled to use its net operating loss carryforwards to offset (a) gains recognized in the five years following the ownership change on the disposition of certain assets, to the extent that the value of the assets disposed of exceeds its tax basis on the date of the ownership change or (b) any item of income which is properly taken into account in the five years following the ownership change but which is attributable to periods before the ownership change ("built-in gains"). The ability of the Company to use net operating loss carryforwards to offset built-in gains first requires that the Company have total built-in gains at the time of the ownership change which are greater than a threshold amount. In addition, the use of the net operating loss carryforwards to offset built-in gains cannot exceed the amount of the total built-in gains.

    The Company has not finalized its calculation of the amount of built-in gains at the date of the ownership change, but estimates that its ability to fully utilize its net operating loss carryforwards may be limited by the provisions of Section 382. Under these provisions, the Company's net operating loss carryforwards will be subject to an annual limitation as to their use of approximately $5,700,000, exclusive of gains recognized or taken into account in the five year period following the ownership change. Due to limitations in the Internal Revenue Code other than the Section 382 limitations discussed above, the Company believes it is unlikely that it will use a significant portion of its investment tax credit carryforwards.

                            BUSINESS AND PROPERTIES

GENERAL

    Forest is an independent oil and natural gas company focused on the exploration, exploitation, development and acquisition of oil and gas properties. The Company, which is a successor to a company founded in 1916, has extensive operating experience in most of the major producing regions of the United States and Canada. The Company's reserves and producing properties are located primarily in the Gulf of Mexico, Texas, Oklahoma and Canada. The Company currently operates 43 offshore platforms in the Gulf of Mexico, and 1995 production from this area accounted for approximately 78% of the Company's production on a Mcfe basis. At December 31, 1995, the Company's estimated proved reserves of 301.4 Bcfe consisted of 238.1 Bcf of natural gas (approximately 79% of total estimated proved reserves on an Mcfe basis) and 10.5 MMbbls of oil and condensate. Approximately 76% of total estimated proved reserves were classified as proved developed reserves. The Company's pre-tax discounted future net cash flows from its estimated proved reserves at December 31, 1995 were $274.4 million. These volumes and values include the reserves of Saxon, a consolidated subsidiary of the Company in which the Company purchased a 56% economic interest on December 20, 1995, as well as amounts attributable to the Company's volumetric production payments.


    In recent years, the Company has grown primarily through acquisitions of producing properties. From January 1, 1991 through December 31, 1995, the Company acquired an estimated 281.1 Bcfe of proved oil and gas reserves, located primarily in the Gulf of Mexico, Texas and western Canada. The Company's most recent acquisition and a proposed acquisition together will establish a new core area of operations in western Canada. On December 12, 1995, the Company entered into the ATCOR Agreement to acquire ATCOR for approximately $135 million. ATCOR is a Canadian corporation engaged in oil and gas exploration and production in western Canada and the marketing and processing of natural gas. The Company will use a substantial portion of the net proceeds of the Offerings to pay the costs and expenses of the ATCOR acquisition. The closing of the ATCOR acquisition is subject to certain conditions, including the completion of the Offerings, and consummation of the Offerings is conditioned upon the Company's ability to close the ATCOR acquisition. In addition, on December 20, 1995, the Company acquired a controlling interest in Saxon, an Alberta, Canada corporation engaged primarily in oil and gas exploration and production in western Canada, for $1.1 million in cash and 1,060,000 shares of Company Common Stock. On a pro forma basis including the ATCOR acquisition, the Company had estimated proved reserves of
454.9 Bcfe at December 31, 1995 (approximately 73% of which were natural gas reserves) with pre-tax discounted future net cash flows from its estimated proved reserves of $375.8 million. See "-- ATCOR Acquisition" and "-- Saxon Acquisition" below. While the Company has had no significant operations in Canada since 1992, it has operated in Canada for over 35 years.



    In late 1994, the Company began pursuing various alternatives to reduce its leverage and increase its liquidity. On July 27, 1995, Anschutz purchased equity securities of the Company for $45 million and the Company restructured $62.4 million of indebtedness to JEDI. On January 24, 1996, JEDI exchanged $22.4 million of the JEDI indebtedness and the B Warrants for 1,680,000 shares of Common Stock. As a result of these transactions and before giving effect to the issuance of additional shares of Common Stock in the Offerings, Anschutz and JEDI will own approximately 30% and 14%, respectively, of the outstanding Common Stock of the Company, approximately $40 million of JEDI indebtedness will remain outstanding, and the Company's liquidity will have been significantly improved. Anschutz has entered into the five year Anschutz Shareholders Agreement with the Company, and, in connection with the Offerings, has agreed to not transfer any of its shares of Common Stock, except in limited circumstances, for a period of nine months following completion of the Offerings. JEDI has entered into the JEDI Shareholders Agreement and has agreed to not transfer any of its shares of Common Stock that it acquired pursuant to the JEDI Exchange until July 27, 1998, except in limited circumstances. In addition, Anschutz has designated three members of the Company's Board of Directors. See " The Anschutz and JEDI Transactions."

    In recent years, the Company has not been able to exploit the full potential of its acquisitions due to the financial constraints resulting from its highly leveraged capital structure and low natural gas market prices. As a result of the Anschutz and JEDI transactions, the ATCOR acquisition and the Offerings, the Company believes its improved financial flexibility will allow it to exploit its expanded property base more effectively. This property base will include, on a pro forma basis as of December 31, 1994 (including ATCOR), over 670,000 net acres of undeveloped acreage. In addition, on a pro forma basis, the Company currently has 2-D seismic surveys covering over 430,000 miles and 3-D seismic surveys covering over 312,000 acres.


STRATEGY

    The Company's objective is to increase value through sustained profitable growth of its oil and gas reserves and production by pursuing a combined strategy of focused exploration, exploitation, development and acquisitions, while reducing operating and financial risk. The Company's strategy for achieving this objective includes:

    - INCREASED EXPLORATION SPENDING. The Company believes that its U.S. properties, particularly those located offshore in the Gulf of Mexico, have significant exploration potential. Due to past financial constraints, the Company had sought to reduce its initial capital commitment with respect to certain of these properties through farm outs. The Company intends to accelerate the exploration and development of its inventory of prospects and the acquisition of additional prospects identified by the Company's exploration teams, while maintaining higher working interests in those prospects deemed to have the highest potential. Consistent with this strategy, the Company recently announced a significant natural gas discovery on West Cameron Block 615, offshore Louisiana, in which the Company owns a 25% working interest. A sidetrack well was drilled to confirm the discovery. The Company holds 50% working interests in two adjoining blocks, West Cameron Blocks 616 and 617. In Canada, the Company intends to focus exploration in the near term on natural gas prospects in proximity to Company-owned plant processing capacity, as well as oil prospects generally. The Company intends to accelerate the evaluation of ATCOR's properties to confirm and generate prospects for drilling in late 1996 and 1997.

    - EXPLOITATION AND DEVELOPMENT OF EXISTING PROPERTIES. The Company pursues workovers, recompletions, secondary recovery operations and other production enhancement techniques on its properties to increase production. In addition, the Company intends to increase exploitation and development expenditures and activities in order to increase the reserves and production potential that it believes are present in the ATCOR and Saxon acquisitions.

    - ACQUISITIONS. The Company focuses on acquisitions of producing properties that substantially meet its selection criteria, which include
       (a) location in a core area of operations or establishment of a new core area through the acquisition of a significant property base, (b) attractive potential return on investment, (c) potential for increasing reserves and production through reduced risk exploitation and development, and (d) opportunities for improved operating efficiencies. In Canada, Forest has an additional criterion that natural gas properties include sufficient plant processing capacity to provide adequate access to markets.


    - REDUCED FINANCIAL LEVERAGE. The Company's long-term debt (including $18.5 million and $35.9 million of deferred revenue related to volumetric production payments at September 30, 1995 and December 31, 1994, respectively) as a percentage of capitalization decreased to 82% at September 30, 1995 from 98% at December 31, 1994 following the closings of the Anschutz and JEDI transactions in July 1995. See " The Anschutz and JEDI Transactions." As a result of the ATCOR acquisition, the Offerings and the JEDI Exchange, long-term debt as a percentage of capitalization is expected to be reduced to approximately 47% on a pro forma basis, which is consistent with the Company's long-term goal of reducing financial leverage.

    - HEDGING. The Company utilizes short-term oil and natural gas price hedges in order to facilitate financial planning and budgeting and long-term hedges to protect desired levels of cash flow. As of December 31, 1995, approximately 35 Bcfe of the Company's oil and gas reserves were hedged. Of this total hedged volume, 15 Bcfe and 11 Bcfe are hedged for 1996 and 1997, respectively.

PRO FORMA OIL AND GAS RESERVES

    The following table sets forth summary pro forma information with respect to estimates of proved oil and gas reserves of the Company, Saxon and ATCOR and the pre-tax discounted future net cash flows for these reserves as of December 31, 1995. For additional information relating to reserves, see "Risk Factors -- Ceiling Limitation Writedowns," "-- Reliance on Reserve Estimates," and Note 16 of Notes to Consolidated Financial Statements of the Company.

                                                                             COMBINED                  PRO FORMA
                                                                            FOREST AND                 COMBINED
                                                  FOREST (1)    SAXON (2)      SAXON        ATCOR       FOREST
                                                  -----------  -----------  -----------  -----------  -----------
Proved Developed
  Natural Gas (MMcf)............................      156,250       14,184      170,434       92,038      262,472
  Liquids (Mbbls) (3)...........................        5,678        3,188        8,866       10,247       19,113
                                                  -----------  -----------  -----------  -----------  -----------
    Total (MMcfe) (4)...........................      190,318       33,312      223,630      153,520      377,150
Proved Undeveloped
  Natural Gas (MMcf)............................       59,201        2,034       61,235           --       61,235
  Liquids (Mbbls) (3)...........................          451        1,150        1,601           --        1,601
                                                  -----------  -----------  -----------  -----------  -----------
    Total (MMcfe) (4)...........................       61,907        8,934       70,841           --       70,841
                                                  -----------  -----------  -----------  -----------  -----------
Total Proved (MMcfe) (4)........................      252,225       42,246      294,471      153,520      447,991
Proved reserves attributable to volumetric
 production payments, all of which are proved
 developed:
  Natural gas (MMcf)............................        6,459           --        6,459           --        6,459
  Liquids (Mbbls) (3)...........................           74           --           74           --           74
                                                  -----------  -----------  -----------  -----------  -----------
Total proved reserves attributable to volumetric
 production payments (MMcfe) (4)................        6,903           --        6,903           --        6,903
                                                  -----------  -----------  -----------  -----------  -----------
Total proved reserves including amounts
 attributable to volumetric production payments
 (MMcfe) (4)....................................      259,128       42,246      301,374      153,520      454,894
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------
Pre-tax discounted future net cash flows
 relating to proved oil and gas reserves (in
 thousands).....................................  $   236,911       28,891      265,802      101,386      367,188
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------
Total pre-tax discounted future net cash flows
 relating to proved oil and gas reserves,
 including amounts attributable to volumetric
 production payments (in thousands).............  $   245,487       28,891      274,378      101,386      375,764
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------

------------------------
(1) Includes certain Canadian reserves which are not significant.

(2) Represents 100% of the reserves owned by Saxon, a consolidated subsidiary in which the Company holds a 56% economic interest.

(3) Includes crude oil, condensate and natural gas liquids.

(4) Computed on the basis that one barrel of liquids is equivalent to 6 Mcf of natural gas.

    The Company's United States reserves have been reviewed by Ryder Scott. A report on Saxon's reserves has been prepared by Fekete. A report on ATCOR's reserves has been prepared by McDaniel. Copies of the review letter of Ryder Scott and the summary reserve reports of Fekete and McDaniel are attached as Appendices A, B and C to this Prospectus.

    RESERVES DERIVED FROM ACQUISITIONS

    The following table summarizes the proved reserves at acquisition date associated with the Company's acquisitions from 1991 to 1995.

                                                                      ESTIMATED PROVED    ACQUISITION
                                                   NUMBER OF MAJOR    RESERVES ACQUIRED      COST      ACQUISITION COST
                                                    ACQUISITIONS            BCFE          (MILLIONS)       PER MCFE
                                                  -----------------  -------------------  -----------  -----------------
1991............................................              1                25.8        $    13.5       $     .52
1992............................................              4                98.1             88.8             .90
1993............................................              4               104.9            144.9            1.38
1994............................................              1                 8.3              9.8            1.17
1995 (1)........................................              1                44.0             26.7             .61
                                                             --
                                                                              -----       -----------          -----
    Total.......................................             11               281.1        $   283.7       $    1.01
                                                             --
                                                             --
                                                                              -----       -----------          -----
                                                                              -----       -----------          -----

------------------------
(1) Includes 100% of the reserves and property basis of Saxon, a consolidated subsidiary in which the Company purchased a 56% economic interest in December 1995.

ATCOR ACQUISITION


    On December 12, 1995, the Company entered into an agreement (the "ATCOR Agreement") with ATCOR Resources Ltd., a Canadian corporation ("ATCOR"), and three of the controlling stockholders of ATCOR, who own collectively 45% of the common stock of ATCOR and who have agreed to vote their shares in favor of the acquisition. Pursuant to the ATCOR Agreement, the Company has agreed to acquire all of the outstanding capital stock of ATCOR for an aggregate cash consideration of $186 million Cdn (or approximately $135 million assuming an exchange rate of $1.38 Cdn to $1.00). The closing of the acquisition is subject to certain conditions, including the completion of the Offerings. The shareholders of ATCOR approved the acquisition on January 16, 1996. The Company will use substantially all of the net proceeds of the Offerings to pay the costs and expenses of the ATCOR acquisition. The closing of the acquisition is expected to occur immediately following the closing of the Offerings.



    The information included in this Prospectus regarding ATCOR has been provided by ATCOR. No assurance can be given by the Company as to the accuracy or completeness of such information. Due diligence has been conducted by the Company only on those properties and other assets of ATCOR that the Company believes have the most significant value. The Company will receive certain representations and warranties from ATCOR in connection with the acquisition. These representations and warranties will not survive the closing of the transaction, however, and therefore the Company will have no recourse against any third party for breaches of such representations and warranties and will only be able to rely on its due diligence with respect to such matters. See "Risk Factors -- Limited Knowledge of ATCOR Business and Properties."

    As part of the acquisition, Forest has agreed to sell certain assets of ATCOR to ATCOR's controlling shareholders for an aggregate consideration of approximately $21.5 million Cdn (or approximately $15.6 million). These assets include one-half of ATCOR's interests in certain frontier lands (see "Frontier Exploration" below), an 18% interest in an ethane extraction plant in Edmonton, Alberta in which ATCOR will retain a 15 1/3% interest and certain marketable securities held by ATCOR.
    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta and British Columbia. At December 31, 1995, ATCOR's estimated proved oil and gas reserves totaled 153.5 Bcfe, as estimated by McDaniel. ATCOR held a total of 265,774 net acres of undeveloped oil and natural gas rights at December 31, 1994. ATCOR owns interests in processing and gathering facilities in substantially all of its major fields. ATCOR has invested more than $70 million Cdn in these facilities. Additionally, ATCOR is one of the largest marketers of natural gas in Canada and the Company believes that ATCOR's marketing capabilities provide ATCOR with access to markets that afford it a competitive advantage compared to Canadian companies having only exploration and production operations. The average wellhead price received by ATCOR during the nine months ended September 30, 1995 was $1.45 Cdn per Mcf versus $1.14 Cdn per MMbtu as the average spot market price quoted at AECO C Hub near Calgary, Alberta. ATCOR's voting and non-voting common stock are listed on The Toronto Stock Exchange under the symbols "AKR.A" and "AKR.B".

    SIGNIFICANT PROPERTIES. The following is a description of ATCOR's principal oil and gas properties. All stated production data is net to ATCOR's working interest.

                                                                                             NET PRODUCTION (1)
                                                                                     -----------------------------------
                                                        OPERATED/       PRODUCING       GAS       LIQUIDS
FIELD                LOCATION                          NON-OPERATED       WELLS        MCF/D      BBLS/D     MCFE/D (2)
-------------------  -------------------------------  --------------  -------------  ---------  -----------  -----------
Caroline             West Central Alberta             Non-Operated             16        2,300       1,286       10,016
Surmont/Newby        Northeast Alberta                Non-Operated             26        6,100      --            6,100
Rigel/Doig           Northeast British Columbia       Operated                 18        5,500          60        5,860
Thornbury/Winefred   Northeast Alberta                Non-Operated             42        4,300      --            4,300
Herronton            Southern Alberta                 Operated                 11        2,200         244        3,664
Bittern Lake         Central Alberta                  Operated                  4        2,500          17        2,602
Maple Glen           Central Alberta                  Non-Operated             40        2,000      --            2,000
Chauvin              East Central Alberta             Operated                 14       --             190        1,140
Drumheller           Central Alberta                  Operated                  8       --             155          930
Utikuma              North Central Alberta            Non-Operated              2       --             150          900
                                                                            -----    ---------       -----   -----------
                                                      Sub-Total               181       24,900       2,102       37,512
                                                      All Others              236       17,200       1,720       27,520
                                                                            -----    ---------       -----   -----------
                     Total ATCOR....................................          417       42,100       3,822       65,032
                                                                            -----    ---------       -----   -----------
                                                                            -----    ---------       -----   -----------

------------------------------
(1)  January - September 1995 average on a net revenue interest basis.

(2)  Bbls converted to Mcfe on a 6:1 basis.

     FRONTIER EXPLORATION. ATCOR owns varying interests in 22 significant discovery areas on which wells have been drilled and oil and/or gas have been discovered. Twenty-one of these discovery areas are located within the Beaufort Sea - Mackenzie Delta area of northern Canada. The remaining discovery area is situated off the coast of Nova Scotia near Sable Island. None of the recoverable reserves underlying these discoveries is included in the published reserve information under "-- Pro Forma Oil and Gas Reserves" above. In connection with the acquisition of ATCOR by Forest, ATCOR will sell one-half of its interests in these frontier lands to the controlling shareholders of ATCOR for $8 million Cdn.

    Virtually all of ATCOR's interests in these discovery areas are retained by Significant Discovery Licenses. ATCOR has estimated that it, its Canadian partners and the Canadian government have expended a total of approximately $200 million Cdn in the exploration and delineation of oil and gas reservoirs in the Amauligak area. Financial requirements to retain these interests in good standing are not significant and are part of ATCOR's annual capital budget. Development through to production will be a significant investment and may require separate financing.

    The operators of the Sable Island gas field announced in October 1995, that they plan to file a development plan application that will target placing Sable Island production on-line by January 1, 2000. The operators indicated that a final decision on whether to proceed with the project is expected by mid-1997.

    NATURAL GAS MARKETING. ATCOR has been involved in natural gas marketing since 1981. Activities consist of the marketing of ATCOR's own gas production, the purchase and direct sale of other parties' natural gas, the handling of transportation and operations of customers' gas, the operation of the ATCOR Netback Pool and the spot purchasing and selling of natural gas. During the nine months ended September 30, 1995, ATCOR marketed, on behalf of itself and others, 183 Bcf or approximately 671 MMcf/d.

ATCOR operates the ATCOR Netback Pool that matches major end users with providers of gas supply through arranged transportation channels and uses a netback pricing mechanism to establish the wellhead price paid to producers. Sales of natural gas to petrochemical, fertilizer and cement plants, electrical cogeneration facilities, refineries, straddle plants and utilities are made within Canada and the United States. ATCOR serves customers on short term and long term contracts in Alberta, Saskatchewan, Ontario, Quebec and the United States and participates in the daily trading of gas. Gas supplied to these markets is partially supplied from ATCOR wells, and the remainder is obtained from other producing and marketing companies. In 1994, ATCOR marketed, on behalf of itself and others, 125 Bcf or approximately 342 MMcf/d.

    Sales in the northeastern United States to Alberta Northeast Gas Limited, a consortium of 16 gas and electric utilities located in New York, New Jersey, Connecticut, Massachusetts, New Hampshire and Rhode Island (the ANE Project) were at full contract volumes of 37.3 million cubic feet per day during 1995. This contract, which expires in 2006, has a variable pricing formula not tied to any single index or factor.

    ATCOR commenced sales of approximately 18 MMcf/d to the Selkirk II Cogeneration Project in New York State on November 1, 1994 through the Netback Pool. This cogeneration plant generates approximately 270 megawatts of electricity for sale to the Consolidated Edison Company of New York and sells steam under a long term contract to a plastics facility owned by General Electric. This project, which has a contract term of 15 years, also utilizes the Iroquois Gas Transmission System pipeline for gas transportation. ATCOR sells approximately 30 MMcf/day of shrinkage replacement gas through the ATCOR Netback Pool to the ethane extraction plant in Edmonton, Alberta described below. This contract expires on December 31, 1998. After such date, it is expected that the amount of shrinkage gas sold by the pool may be significantly reduced.

    The average price paid to producers in the ATCOR Netback Pool, which includes the above mentioned contracts, was $1.36 Cdn per Mcf for the nine months ended September 30, 1995.

    NATURAL GAS LIQUIDS AND SULPHUR MARKETING. ATCOR owns interests in two plants which are producing natural gas liquids. ATCOR owns an interest in a processing plant in the Caroline gas field. ATCOR currently markets its natural gas liquids from the Caroline field to a major oil and gas producer for use in a miscible flood, under a short-term arrangement. The Caroline plant also produces sulphur, and ATCOR's share of the sulphur production was 75 long tons per day during 1994. ATCOR's share of the sulphur production is marketed to offshore markets through the Prism Marketing Consortium.

    ATCOR also owns a one-third interest in an ethane extraction plant in Edmonton, Alberta. The present plant configuration has a maximum design capacity to remove 12,000-14,000 Bbls/d of ethane and 8,500 Bbls/d of natural gas liquids from an inlet natural gas volume of 315 MMcf/d. The plant extracts ethane and natural gas liquids from gas streams flowing into south Edmonton. The ethane is sold to an Alberta ethylene producer under a long-term contract at an above-market price that expires in 1998. The natural gas liquids produced at the Edmonton plant are sold under a long-term contract at Sarnia, Ontario. In connection with the acquisition by Forest, an 18% interest in the Edmonton plant will be sold to the controlling shareholders of ATCOR for $10 million Cdn.

    In addition to liquids extracted, the Edmonton plant processes natural gas for a large resource company under a long-term toll processing contract. For the nine months ended September 30, 1995, the plant processed an average of 36 MMcf/d under the contract. The gas processed under the contract in 1996 and future years will be substantially less as this supply becomes depleted and the remaining reserves are limited. The plant owners will continue to negotiate alternate contracts for third party processing as well as determining methods to increase the portion of the Edmonton gas supply requirement which can be processed at the Plant prior to consumption in the City.

    CANADIAN REGULATION.    For a  description  of certain  Canadian  regulatory
matters, see "-- Foreign Operations" below.

    EMPLOYEES At September 30, 1995, ATCOR had 76 full-time employees including eight field employees. None of ATCOR's employees are represented by a labor union or collective bargaining agreement. Management believes that its relations with its employees are good.

SAXON ACQUISITION

    On December 20, 1995, the Company acquired a 56% economic (49% voting) interest in Saxon, an oil and gas exploration and production company headquartered in Calgary, Alberta, Canada. In the transaction, Forest acquired common stock and warrants of Saxon in exchange for approximately $1,100,000 and 1,060,000 shares of Common Stock, all of which are being offered for sale hereby.

    Saxon is focused on exploitation and development drilling primarily in Alberta. Principal reserves and producing properties are located in three project areas in western and northwestern Alberta in the Pembina, Bigoray and Kaybob South fields. At December 31, 1995, Saxon had estimated proved oil and natural gas reserves of 42.2 Bcfe as estimated by Fekete.

SIGNIFICANT PROPERTIES

    Set forth below are brief descriptions of the Company's 15 most significant offshore and onshore properties, including certain fields recently acquired from Saxon. All stated production data is net to the Company's or Saxon's interest.

                                                                                             NET PRODUCTION (1)
                                                                                     -----------------------------------
                                                        OPERATED/       PRODUCING       GAS       LIQUIDS
FIELD                            LOCATION              NON-OPERATED       WELLS        MCF/D      BBLS/D     MCFE/D (2)
-------------------------------  -------------------  --------------  -------------  ---------  -----------  -----------
Eugene Island 325                Offshore-Louisiana   Operated                 10       12,704         157       13,646
South Pelto 6                    Offshore-Louisiana   Non-Operated              1        8,788         145        9,660
Eugene Island 273                Offshore-Louisiana   Operated                 10        8,472      --            8,472
Eugene Island 292 & 309          Offshore-Louisiana   Operated                  8        6,631         158        7,579
Katy                             Gulf Coast           Non-Operated             90        5,415         150        6,317
East Cam 109/Verm. 101 & 102     Offshore-Louisiana   Operated                  5        5,268          39        5,503
Eugene Island 255                Offshore-Louisiana   Operated                  3          391         744        4,855
Loma Vieja                       South Texas          Non-Operated              6        4,445      --            4,445
Ship Shoal 277                   Offshore-Louisiana   Operated                  7        1,882         404        4,306
Bigoray                          West Central         Both                     21        2,710         246        4,186
                                 Alberta
Eugene Island 190                Offshore-Louisiana   Operated                  2        3,309           5        3,337
Pembina                          Central Alberta      Operated                 68          286         507        3,328
Matagorda 682                    Offshore-Texas       Operated                  2        3,106          10        3,164
Eugene Island 53                 Offshore-Louisiana   Operated                 20        2,807          26        2,963
Elk City                         Oklahoma             Both                     44        2,882           9        2,936
                                 All Others - Forest                          258       28,201       1,546       37,474
                                 All Others - Saxon                           432        4,080         433        6,678
                                                                            -----    ---------       -----   -----------
                                                      Total                   987      101,377       4,579      128,849
                                                                            -----    ---------       -----   -----------
                                                                            -----    ---------       -----   -----------

------------------------------

(1) January - September 1995 average on a net revenue interest basis.

(2) Computed on the basis that one barrel of liquids is equivalent to 6 Mcf of natural gas.

PRODUCTION

    The following table shows net oil and natural gas production for the Company on a historical basis for each of the three years in the period ended December 31, 1994 and on a pro forma combined basis including the ATCOR and Saxon acquisitions for the nine months ended September 30, 1995 and the year ended December 31, 1994:

                                                           NET LIQUIDS AND
                                                       NATURAL GAS PRODUCTION
                         -----------------------------------------------------------------------------------
                            PRO FORMA
                           NINE MONTHS                                  YEAR ENDED DECEMBER 31,
                              ENDED         NINE MONTHS    -------------------------------------------------
                          SEPTEMBER 30,   ENDED SEPTEMBER     PRO FORMA
                              1995           30, 1995            1994          1994       1993       1992
                         ---------------  ---------------  ----------------  ---------  ---------  ---------
United States:
  Natural Gas (MMcf)...        25,744           25,744            48,048        48,048     41,114     27,814
  Liquids (Mbbls)......           926              926             1,543         1,543      1,493      1,308
Canada:
  Natural Gas (MMcf)...        15,762               --            18,604            --         --      1,360
  Liquids (Mbbls)......         1,618               --             2,040            --         --        142
                              -------          -------           -------     ---------  ---------  ---------
Total (MMcfe)(1).......        56,770           31,300            88,150        57,306     50,072     37,874
                              -------          -------           -------     ---------  ---------  ---------
                              -------          -------           -------     ---------  ---------  ---------

(1) Computed on the basis that one barrel of liquids is equivalent to 6 Mcf of natual gas.

PRODUCTIVE WELLS

    The following summarizes the Company's total gross and net productive wells at December 31, 1994 on a historical basis and on a pro forma combined basis including the ATCOR and Saxon acquisitions:

                                                                      PRODUCTIVE WELLS (1)
                                                                    ------------------------
Historical                                                           GROSS (2)     NET (3)
------------------------------------------------------------------  -----------  -----------
 Oil..............................................................         200      133.8
  Natural Gas.....................................................         416      137.9
                                                                         -----      -----
      Totals......................................................         616      271.7
                                                                         -----      -----
                                                                         -----      -----

Pro Forma Combined
------------------------------------------------------------------
  Oil.............................................................         876      317.3
  Natural Gas.....................................................         758      245.6
                                                                         -----      -----
      Totals......................................................       1,634      562.9
                                                                         -----      -----
                                                                         -----      -----

------------------------

(1) Productive wells are producing wells and wells capable of production, including wells that are shut-in.

(2) A gross well is a well in which a working interest is owned. The number of gross wells is the total number of wells in which a working interest is owned.

(3) A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

DEVELOPED AND UNDEVELOPED ACREAGE

    The following table sets forth the Company's acreage at December 31, 1994 on a historical basis and on a pro forma combined basis including the ATCOR and Saxon acquisitions. A majority of the developed acreage is subject to a mortgage lien securing either the Company's bank indebtedness or its nonrecourse secured debt. A portion of the developed acreage is also subject to production payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 4 and 5 of Notes to Consolidated Financial Statements of the Company.

                                                                                     UNDEVELOPED ACREAGE
                                                            DEVELOPED ACREAGE (1)            (2)
                                                            ----------------------  ----------------------
Historical                                                   GROSS (3)    NET (4)    GROSS (3)    NET (4)
----------------------------------------------------------  -----------  ---------  -----------  ---------
  Louisiana Offshore......................................     180,108      72,689      108,174     69,028
  Oklahoma................................................      63,779      22,891        5,976      1,321
  Texas Onshore...........................................     126,330      59,502       26,991     19,210
  Texas Offshore..........................................      51,142      31,175       47,298     42,078
  Wyoming.................................................      12,803       8,797       24,676     20,334
  Other...................................................      30,883       9,017        6,615      3,592
                                                            -----------  ---------  -----------  ---------
  Total Acreage at December 31, 1994......................     465,045     204,071      219,730    155,563
                                                            -----------  ---------  -----------  ---------
                                                            -----------  ---------  -----------  ---------
Pro Forma Combined Acreage at December 31, 1994...........     830,328     330,747    1,478,443    677,800
                                                            -----------  ---------  -----------  ---------
                                                            -----------  ---------  -----------  ---------

------------------------

(1) Developed acres are those acres which are spaced or assigned to productive wells.

(2) Undeveloped acres are considered to be those acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or natural gas, regardless of whether such acreage contains proved reserves. It should not be confused with undrilled acreage held by production under the terms of a lease.

(3) A gross acre is an acre in which a working interest is owned. The number of gross acres is the total number of acres in which a working interest is owned.

(4) A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the sum of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

    During 1994, the Company's gross developed acreage increased approximately 9% and net developed acreage increased 13%, primarily as a result of producing property acquisitions. The Company's gross and net undeveloped acreage decreased 35% and 33% respectively, primarily due to reductions in acreage as a result of reclassifications to developed acreage, lease expirations and the Company's decision not to renew certain leases which were located primarily offshore Louisiana and in Texas.

    Approximately 49% of the Company's total net undeveloped acreage is under leases that have terms expiring in 1995, if not held by production, and another approximately 9% of net undeveloped acreage will expire in 1996 if not also held by production.

COMPETITION

    The oil and natural gas industry is intensely competitive. Competition is particularly intense in the acquisition of prospective oil and natural gas properties and oil and gas reserves. Forest's competitive position depends on its geological, geophysical and engineering expertise, on its financial resources, its ability to develop its properties and its ability to select, acquire and develop proved reserves. Forest competes with a substantial number of other companies having larger technical staffs and greater financial and operational resources. Many such companies not only engage in the acquisition, exploration, development and production of oil and natural gas reserves, but also carry on refining operations, generate electricity and market refined products. The Company also competes with major and independent oil and gas companies in the marketing and sale of oil and gas to transporters, distributors and end users. There is also competition between the oil and natural gas industry and other industries supplying energy and fuel to industrial, commercial and individual consumers. Forest also competes with other oil and natural gas companies in attempting to secure drilling rigs and other equipment necessary for drilling and completion of wells. Such equipment may be in short supply from time to time, although there is no current shortage of such equipment. Finally, companies not previously investing in oil and natural gas may choose to acquire reserves to establish a firm supply or simply as an investment. Such companies will also provide competition for Forest. Forest's business is affected not only by such competition, but also by general economic developments, governmental regulations and other factors that affect its ability to market its oil and natural gas production. The prices of oil and natural gas realized by Forest are both highly volatile and generally dependent on world supply and demand. Declines in crude oil prices or natural gas prices adversely impact Forest's activities. The Company's financial position and resources may also adversely affect the Company's competitive position. Lack of available funds or financing alternatives will prevent the Company from executing its operating strategy and from deriving the expected benefits therefrom. For further information concerning the Company's financial position, see Management's Discussion and Analysis of Financial Condition and Results of Operations.

    ATCOR's gas marketing business also faces significant competition from other gas marketers, some of whom are significantly larger in size and have access to greater financial resources than ATCOR will have as a subsidiary of the Company.

REGULATION

    Various aspects of the Company's oil and natural gas operations are regulated by administrative agencies under statutory provisions of the states where such operations are conducted and by certain agencies of the Federal government for operations on Federal leases. The Federal Energy Regulatory Commission ("FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 ("NGA") and the Natural Gas Policy Act of 1978 ("NGPA"). In the past, the Federal government has regulated the prices at which oil and gas could be sold. While sales by producers of natural gas, and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead sales in the natural gas industry began with the enactment of the NGPA in 1978. In 1989, Congress enacted the Natural Gas Wellhead Decontrol Act ("the Decontrol Act"). The Decontrol Act removed all NGA and NGPA price and nonprice controls affecting wellhead sales of natural gas effective January 1, 1993.

    Commencing in April 1992, the FERC issued Order Nos. 636, 636-A, and 636-B ("Order No. 636"), which require interstate pipelines to provide transportation separate, or "unbundled", from the pipelines' sales of gas. Also, Order No. 636 requires pipelines to provide open-access transportation on a basis that is equal for all gas supplies. Although Order No. 636 does not directly regulate the Company's activities, the FERC has stated that it intends for Order No. 636 to foster increased competition within all phases of the natural gas industry. It is unclear what impact, if any, increased competition within the natural gas industry under Order No. 636 will have on the Company's activities. Although Order No. 636, assuming it is upheld in its entirety, could provide the Company with additional market access and more fairly applied transportation service rates, Order No. 636 could also subject the Company to more restrictive pipeline imbalance tolerances and greater penalties for violation of those tolerances. Numerous parties have filed petitions for review of Order No. 636, as well as orders in individual pipeline restructuring proceedings. Upon such judicial review, these orders may be remanded or reversed in whole or in part. With Order No. 636 subject to court review, it is difficult to predict with precision its ultimate effects.

    The  FERC  has  announced  its  intention  to  re-examine  certain  of   its
transportation-related policies, including the appropriate manner in which interstate pipelines release transportation capacity under Order No. 636, and the use of market-based rates for interstate gas transmission. While any resulting

FERC action would affect the Company only indirectly, the FERC's current rules and policy statements may have the effect of enhancing competition in natural gas markets by, among other things, encouraging non-producer natural gas marketers to engage in certain purchase and sale transactions. The Company cannot predict what action the FERC will take on these matters, nor can it accurately predict whether the FERC's actions will achieve the goal of increasing competition in markets in which the Company's natural gas is sold. However, the Company does not believe that it will be treated materially differently than other natural gas producers and marketers with which it competes.

    Recently, the FERC issued a policy statement on how interstate natural gas pipelines can recover the costs of new pipeline facilities. While this policy statement affects the Company only indirectly, in its present form, the new policy should enhance competition in natural gas markets and facilitate construction of gas supply laterals. However, requests for rehearing of this policy statement are currently pending. The Company cannot predict what action the FERC will take on these requests.

    Commencing in October 1993, the FERC issued a series of rules (Order Nos. 561 and 561-A) establishing an indexing system under which oil pipelines will be able to change their transportation rates, subject to prescribed ceiling levels. The indexing system, which allows or may require pipelines to make rate changes to track changes in the Producer Price Index for Finished Goods, minus one percent, became effective January 1, 1995. The FERC's decision in this matter is currently the subject of various petitions for judicial review. The Company is not able at this time to predict the effects of Order Nos. 561 and 561-A, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

    The Outer Continental Shelf Lands Act ("OCSLA") requires that all pipelines operating on or across the Outer Continental Shelf (the "OCS") provide open-access, non-discriminatory service. Although the FERC has opted not to impose the regulations of Order No. 509, in which the FERC implemented the OCSLA, on gatherers and other non-jurisdictional entities, the FERC has retained the authority to exercise jurisdiction over those entities if necessary to permit non-discriminatory access to service on the OCS. In this regard, the FERC recently initiated a Notice of Inquiry ("NOI") into its policy regarding the application of its jurisdiction under the NGA and the OCSLA over natural gas facilities and services on the OCS. The FERC intends to use the NOI proceeding to gather information to assist it in examining the structure and operation of natural gas gathering and transmission on the OCS and the effects of the FERC's current policy regarding those services. The Company is not able to predict what action, if any, the FERC might take as a result of the NOI proceeding, or the effects, if any, of such proceeding on its OCS operations. If the FERC were to determine that it was no longer necessary to regulate the rates and services of OCS transmission facilities under the NGA, the Company could experience an increase in transportation costs associated with its OCS natural gas production and, possibly, reduced access to OCS transmission capacity.

    Certain operations the Company conducts are on federal oil and gas leases, which the Minerals Management Service "MMS" administers. The MMS issues such leases through competitive bidding. These leases contain relatively standardized terms and require compliance with detailed MMS regulations and orders pursuant to the OCSLA (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the OCS to meet stringent engineering and construction specifications. The MMS proposed additional safety-related regulations concerning the design and operating procedures for OCS production platforms and pipelines. These proposed regulations were withdrawn pending further discussions among interested federal agencies. The MMS also has regulations restricting the flaring or venting of natural gas, and has recently proposed to amend such regulations to prohibit the flaring of liquid hydrocarbons and oil without prior authorization. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can continue to obtain bonds or other surety in all cases.

    In addition, the MMS is conducting an inquiry into certain contract agreements from which producers on MMS leases have received settlement proceeds that are royalty bearing and the extent to which producers have paid the appropriate royalties on those proceeds. The Company believes that this inquiry will not have a material impact on its financial condition, liquidity or results of operations.

    The MMS has recently issued a notice of proposed rulemaking in which it proposes to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would establish an alternative market-index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS has proposed this rulemaking to facilitate royalty valuation in light of changes in the gas marketing environment. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

    Additional proposals and proceedings that might affect the oil and gas industry are pending before the FERC and the courts. The Company cannot predict when or whether any such proposals may become effective. In the past, the natural gas industry has been heavily regulated. There is no assurance that the regulatory approach currently pursued by the FERC will continue indefinitely. Notwithstanding the foregoing, the Company does not anticipate that compliance with existing federal, state and local laws, rules and regulations will have a material or significantly adverse effect upon the capital expenditures, earnings or competitive position of the Company or its subsidiaries. No material portion of Forest's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Federal government.

OIL SPILL FINANCIAL RESPONSIBILITY REQUIREMENTS

    In August 1993, the MMS published an advance notice of its intention to adopt a rule under the Oil Pollution Act of 1990 ("OPA 90") that would require owners and operators of oil and gas facilities located on or adjacent to waters of the United States to establish $150 million in financial responsibility to cover oil spill related liabilities. Compliance with the proposed rule could be financially burdensome for many small oil and gas companies, and in June 1995, The U.S. House of Representatives approved a bill that would amend OPA 90 to reduce the level of financial responsibility to $35 million. The Clinton Administration has expressed its support for the pending legislation, but the U.S. Senate has not yet taken any action on the bill approved by the House of Representatives. The Company cannot predict whether Congress will reduce the level of financial responsibility required under OPA 90 nor can it predict the final form of any financial responsibility rule that might be adopted, but any such action has the potential to result in the imposition of substantial additional annual costs on the Company or otherwise materially adversely affect the Company. The impact of the rule should not be any more adverse to the Company than it will be to other similarly situated or less capitalized owners or operators in the Gulf of Mexico and other affected regions. The MMS has indicated that it will not move forward with the adoption of the rule until the United States Congress has had an opportunity to act on the pending amendments to OPA 90.

OPERATING HAZARDS AND ENVIRONMENTAL MATTERS

    The oil and gas business involves a variety of operating risks, including the risk of fire, explosions, blow-outs, pipe failure, casing collapse, abnormally pressured formations and environmental hazards such as oil spills, gas leaks, ruptures and discharges of toxic gases, the occurrence of any of which could result in substantial losses to the Company due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigation and penalties and suspension of operations. In addition, the Company currently operates offshore and is subject to the additional hazards of marine operations, such as capsizing, collision and adverse weather and sea conditions. Such hazards may hinder or delay drilling, development and on-line production operations.

    Extensive federal, state and local laws govern oil and natural gas operations regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. Numerous governmental departments issue rules and regulations to implement and enforce such laws which are often difficult and costly to comply with and which carry substantial penalties for failure to comply. Some laws, rules and regulations relating to protection of the environment may, in certain circumstances, impose "strict liability" for environmental contamination, rendering a person liable for environmental damages and cleanup costs without regard to negligence or fault on the part of such person. Other laws, rules and regulations may restrict the rate of oil and natural gas production below the rate that would otherwise exist. The regulatory burden on the oil and natural gas industry increases its cost of doing business and consequently affects its profitability. These laws, rules and regulations affect the operations of the Company. Compliance with environmental requirements generally could have a material adverse effect upon the capital expenditures, earnings or competitive position of Forest and its subsidiaries. The Company believes that it is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company. Nevertheless, changes in environmental law have the potential to adversely affect the Company's operations. For instance, at least two separate courts have recently ruled that certain wastes associated with the production of crude oil may be classified as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act (commonly called "Superfund") and thus the Company could become subject to the burdensome cleanup and liability standards established under the federal Superfund program if significant concentrations of such wastes were determined to be present at the Company's properties or to have been produced as a result of the Company's operations. Alternately, pending amendments to Superfund presently under consideration by the U.S. Congress could relax many of the burdensome cleanup and liability standards established under the statute.

    Although the Company maintains insurance against some, but not all, of the risks described above, including insuring the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future or that such insurance will be available at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could have a material adverse effect on the Company's financial condition and operations.

    The Company has established guidelines to be followed to comply with environmental laws, rules and regulations. The Company has designated a compliance officer whose responsibility is to monitor regulatory requirements and their impacts on the Company and to implement appropriate compliance procedures. The Company also employs an environmental manager whose responsibilities include causing Forest's operations to be carried out in accordance with applicable environmental guidelines and implementing adequate safety precautions. Although the Company maintains pollution insurance against the costs of clean-up operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future.

FOREIGN OPERATIONS

    Forest has entered into an agreement to acquire ATCOR and has acquired a controlling interest in Saxon. See "-- ATCOR Acquisition" and "-- Saxon Acquisition." In 1992, the Company sold substantially all of its Canadian operations to CanEagle Resources Corporation ("CanEagle"). In June 1994, CanEagle sold a significant portion of its oil and gas properties in Canada to a third party. In conjunction with this transaction, the Company exchanged its investment in CanEagle for preferred shares of a newly formed entity, Archean Energy, Ltd. ("Archean"). In connection with the Saxon transaction, the Company exchanged its Archean preferred stock for Saxon preferred stock.

    In Canada, the petroleum industry operates under federal, provincial and municipal legislation and regulations governing taxes, land tenure, royalties, production rates, pricing, environmental protection, exports and other matters. Prices of oil and natural gas in Canada have been deregulated and are determined by market conditions and negotiations between buyers and sellers.

    Various matters relating to the transportation and distribution of natural gas are the subject of hearings before various regulatory tribunals. In addition, although the price of natural gas exported from Canada is subject to negotiation between buyers and sellers, the National Energy Board, which regulates exports of natural gas, requires that natural gas export contracts meet certain criteria as a condition of approving such exports. These criteria, including price and reserve considerations, are designed to demonstrate that the export is in the Canadian public interest.

    Several provincial governments have introduced a number of programs to encourage and assist the oil and natural gas industry, including incentive payments, royalty holidays and royalty tax credits.

    Canadian governmental regulations may have a material effect on the economic parameters for engaging in oil and gas activities in Canada and may have a material effect on the advisability of investments in Canadian oil and gas drilling activities.

    Forest considers, from time to time, certain oil and gas opportunities in other foreign countries. Foreign oil and natural gas operations are subject to certain risks, such as nationalization, confiscation, terrorism, renegotiation of existing contracts and currency fluctuations. Forest monitors the political, regulatory and economic developments in any foreign countries in which it operates.

LEGAL PROCEEDINGS

    Royalty owners have filed two separate class action lawsuits against the Company in the State District Court of Caddo County, Oklahoma. In each case the plaintiff has alleged unjust enrichment, breach of fiduciary duty, constructive fraud and breach of contract. The claims in both suits are based on the allegation that the Company underpaid royalties on the consideration received pursuant to settlement agreements with ONEOK, Inc. in 1990 and 1992.

    In MODRALL V. FOREST OIL CORPORATION, Case No. CJ-95-67, filed on March 24, 1995, the Court, on September 13, 1995, certified a class comprised of the royalty and overriding royalty owners in the three wells involved in the 1992 ONEOK, Inc. settlement. No class has been certified as yet in MERCO OF OKLAHOMA, INC. V. FOREST OIL CORPORATION, Case No. CJ-95-230, which suit was filed on September 27, 1995. This suit involves the 1990 ONEOK, Inc. settlement. The plaintiffs in both suits seek actual damages in excess of $10,000, punitive damages in excess of $10,000, an accounting, interest and costs. There has been no specific determination of the amount in controversy in either case.

    The plaintiffs allege in both cases that they are entitled to share in all value received by the Company under the aforesaid settlements, including proceeds not attributable to actual gas production. The Company believes that it was not required to pay a royalty on such proceeds, and therefore intends to vigorously resist these claims.

    The Company, in the ordinary course of business, is a party to various legal actions. In the opinion of management, none of these actions, including those discussed above, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

                       THE ANSCHUTZ AND JEDI TRANSACTIONS

    ORIGINAL TRANSACTIONS

    On July 27, 1995, the Company consummated the transactions contemplated by the Purchase Agreement between the Company and Anschutz dated May 17, 1995 (the "Anschutz Agreement") and the Restructure Agreement between the Company and JEDI (a Delaware limited partnership, whose general partner is Enron Capital Corp., an affiliate of Enron Corp.) dated May 17, 1995 (the "JEDI Agreement").


    Pursuant to the Anschutz Agreement, for a total consideration of $45 million Anschutz purchased an aggregate of 3,760,000 shares of Common Stock and 620,000 shares of Second Series Preferred Stock that are convertible into an aggregate of 1,240,000 additional shares of Common Stock. The Anschutz investment was made in two closings. In the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. At the second closing, which occurred on July 27, 1995, Anschutz converted the loan into 1,100,000 shares of Common Stock and purchased from the Company, for an additional payment of $35,100,000, 2,660,000 shares of Common Stock, the Second Series Preferred Stock and the A Warrants to purchase 3,888,888 shares of Common Stock and acquired from JEDI an option to acquire up to an additional 2,250,000 shares of Common Stock, subject to certain restrictions (the "Anschutz Option"). The A Warrants were originally scheduled to expire on January 27, 1997. Such expiration will be extended to July 27, 1998 upon completion of the Offerings in consideration of Anschutz's agreement to not sell its shares of Common Stock for nine months thereafter, except in limited circumstances. See "Description of Capital Stock -- Warrants."


    At the second closing, Anschutz agreed pursuant to a shareholders agreement with the Company (the "Anschutz Shareholders Agreement") to certain voting, acquisition, transfer and certain other limitations regarding all its shares of Common Stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that required Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) limiting to three the number of persons associated with Anschutz that may at any time be elected as directors of the Company and limit the total number of directors to 10 and (c) a limit on the acquisition of additional shares of Common Stock by Anschutz (whether pursuant to the conversion of the Second Series Preferred Stock, the exercise of the warrants or the option received from JEDI, each as described below, or otherwise), subject to certain exceptions, that prohibits any acquisition by Anschutz that would result in Anschutz beneficially owning 40% or more of the shares of Common Stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will have the right to designate three members of the Company's Board of Directors. See "-- Shareholders Agreements" below.


    At the second closing, the Company and JEDI restructured JEDI's existing loan which had a principal balance of approximately $62,400,000 at July 27, 1995. As a part of the restructuring, the existing JEDI loan balance was divided into two tranches: a $40,000,000 tranche, which bears interest at the rate of 12.5% per annum and is due and payable in full on December 31, 2000; and an approximately $22,400,000 tranche, which does not bear interest and is due and payable in full on December 31, 2002. JEDI also relinquished the net profits interest that it held in certain properties of the Company. In consideration, JEDI received the B Warrants, which entitle it to purchase 2,250,000 shares of Common Stock for $10.00 per share. The B Warrants would have expired on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of JEDI indebtedness ("the Conveyance Option"). Also at the second closing, JEDI granted the Anschutz Option to Anschutz, pursuant to which Anschutz is entitled to purchase from JEDI up to 2,250,000 shares of Common Stock at a purchase price per share equal to the lesser of (a) $10.00 plus 18% per annum from the second closing date to the date of exercise of the option, or (b) $15.50. JEDI would have satisfied its obligations under the Anshutz Option by exercising the B Warrants.

    The Company has agreed to use the proceeds from the exercise of the A Warrants to pay principal and interest on the $40,000,000 tranche of the JEDI loan.



    JEDI EXCHANGE



    On January 24, 1996, JEDI exchanged the $22,400,000 tranche and the B Warrants for 1,680,000 shares of Common Stock. The JEDI Exchange also eliminated the Conveyance Option described above and provided for other changes to the JEDI loan agreement that will have the effect of increasing the Company's flexibility with respect to the development of the properties securing the JEDI indebtedness. Pursuant to the JEDI Exchange, JEDI entered into a shareholders agreement with the Company (the "JEDI Shareholders Agreement") that limits JEDI's right to vote its shares of Common Stock and, except in certain circumstances, to transfer its shares before July 27, 1998. The JEDI Shareholders Agreement also entitles JEDI to designate a member of the Company's Board of Directors if the average price of the Common Stock over a period of 30 trading days is less than or equal to $8.75 per share or if there is a substantial downgrading in the rating of the Company's debt securities. The JEDI Shareholders Agreement will terminate upon the termination of the Anschutz Shareholders Agreement or earlier if the shares acquired by JEDI pursuant to the JEDI Exchange and still held by JEDI are less than 3% of the outstanding shares of Common Stock. See "--Shareholders Agreements" below.



    Pursuant to the JEDI Exchange, the Company assumed JEDI's obligations under the Anschutz Option. Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the Anschutz Option, instead of the B Warrant price of $10.00 per share, the Company will receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $15.50. The Company is permitted to use proceeds from the exercise of the Anschutz Option for any corporate purpose.


    SHAREHOLDERS AGREEMENTS

    At the second closing under the Anschutz Agreement, Anschutz entered into the Anschutz Shareholders Agreement providing for certain voting and other limitations regarding its shares of Common Stock for the lesser of (i) five years after the second closing and (ii) the first day on which the sum of the number of shares of Common Stock owned by Anschutz and its affiliates and any shares of Common Stock subject to acquisition by Anschutz and its affiliates (regardless of any conditions or restrictions on such rights) is less than 20% of the total of all shares of Common Stock issued and outstanding and subject to issuance (regardless of any conditions or restrictions on such rights). The Anschutz Shareholders Agreement requires the Company to, among other things, except as otherwise approved by the Board of Directors, including a majority of the Independent Directors (as defined below), or by vote of the holders of two-thirds of the shares of Common Stock then issued and outstanding (in which Anschutz Excess Securities (as defined below) are voted in accordance with the restrictions contained in the Anschutz Shareholders Agreement) (a) fix the number of directors of the Company at ten, who are to be three persons selected by Anschutz (the "Anschutz Designees"), two persons who are officers of the Company and five persons unaffiliated with Anschutz who are not and have not been at any time during the preceding two years an officer or employee of the Company or a director, officer or employee of a beneficial owner of 5% or more of the shares of Common Stock then issued and outstanding or an affiliate of such beneficial owner ("Independent Directors"), (b) appoint an Anschutz Designee chosen by Anschutz to each of the Executive Committee, the Compensation Committee and the Audit Committee (or committees having similar functions) of the Board of Directors, (c) appoint a Nominating Committee composed of three directors, one of whom shall be an Anschutz Designee, one of whom shall be an officer of the Company and one of whom shall be an Independent Director, (d) require that nominees to the Board of Directors other than the Anschutz
Designees be selected by a vote of at least two members of the Nominating Committee, of whom one shall be an Independent Director, (e) if any Anschutz Designee shall cease to be a director for any reason, fill the vacancy resulting thereby with an Anschutz Designee and (f) call meetings of the Board of Directors and committees thereof upon the written request of any Anschutz Designee who is a director.

    The Anschutz Shareholders Agreement also contains a limit on voting that would require Anschutz to vote all equity securities of the Company having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding (the "Anschutz Excess Securities") in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities held by Anschutz or JEDI) are voted, except that Anschutz may vote the Anschutz Excess Securities without restriction (a) for the election of the permitted number of Anschutz Designees, (b) with respect to all matters with respect to which Anschutz may have liability under Section 16(b) of the Exchange Act (unless the Company has obtained a final judgment to the effect that Anschutz will have no such liability) and (c) with respect to other matters as approved by the Board of Directors, including a majority of Independent Directors.

    The exception with respect to Section 16(b) of the Exchange Act could have the effect of permitting Anschutz to vote the Anschutz Excess Securities without restriction in connection with a proposed merger of the Company with a third party, which merger had been approved by the Board of Directors (regardless of how the directors appointed by Anschutz might vote on such merger). Depending upon its percentage ownership, if permitted to vote the Anschutz Excess Securities, Anschutz could have a veto power over certain transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock.


    The Anschutz Shareholders Agreement also contains an agreement on the part of Anschutz not to transfer the beneficial ownership of any of its shares of Common Stock and Preferred Stock (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI), except (a) in a public offering of Common Stock pursuant to a registration statement effective under the Securities Act, (b) to a person or Group (as defined in Section 13(d)(3) of the Exchange
Act) who represents that it will then beneficially own 9.9% or less of the total number of shares of Common Stock then issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions), (c) to a person or Group who will then beneficially own more than 9.9% but less than 20% of the total number of shares of Common Stock issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions) if such person or Group assumes by written instrument satisfactory to both Anschutz and the Company the transfer restrictions previously applicable to Anschutz, (d) any transfer approved by the Board of Directors, including a majority of the Independent Directors, which approval shall not be unreasonably withheld with respect to a transfer to any person or Group who represents that it will then beneficially own more than 9.9% and less than 20% of the total number of shares of Common Stock issued and outstanding and those subject to issuance (even if then subject to conditions or restrictions), (e) a transfer in connection with certain business combination transactions or tender or exchange offers, upon the liquidation or dissolution of the Company or as effected by operation of law and
(f) the pledge or grant of a security interest in certain cases.


    The Anschutz Shareholders Agreement also provides that Anschutz will neither alone, nor through or with its affiliates, acquire shares of Common Stock which, when combined with shares of Common Stock then owned by Anschutz and its affiliates, would result in Anschutz beneficially owning 40% or more of the shares of Common Stock then issued and outstanding (provided that shares of Common Stock which may be acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI that have not been issued shall not be included in such determination), except that such restriction shall not apply to (i) acquisitions following a business combination transaction that (A) has been approved by the Board of Directors (including a majority of the Independent Directors) or by the holders of two-thirds of the shares of Common Stock voted with respect to such transaction in which Anschutz Excess Securities are voted in accordance with the Shareholders Agreement) and (B) results in the beneficial ownership by any person or Group of 20% or more of the shares of Common Stock then issued and outstanding (or if all or any part of the shares of Common Stock are changed into or exchanged for shares of capital stock of any other person, 20% of such issued and outstanding shares), (ii) acquisitions following the commencement of a tender or exchange offer made by any person or Group (other than and not including Anschutz or an affiliate of, or any person acting in concert with, Anschutz) to acquire beneficial ownership of 40% or more of the shares of Common Stock then issued and outstanding, (iii) acquisitions after any person or Group (other than and not including an affiliate of Anschutz) shall own beneficially shares of Common Stock which exceed the sum of the number of shares of Common Stock then owned by Anschutz and its affiliates plus the number then subject to acquisition upon the conversion, exercise or exchange by Anschutz and its affiliates of equity securities of the Company or other rights then owned (whether or not subject to restrictions or conditions) and (iv) acquisitions approved by the Board of Directors, including a majority of Independent Directors. If Anschutz's percentage ownership were diluted by future increases in the outstanding Common Stock, the 40% restriction on Anschutz's ownership would not preclude Anschutz from acquiring shares of Common Stock in the open market up to the 40% level, regardless of Anschutz's ability to exercise warrants or options or to convert the Second Series Preferred Stock.

    The Anschutz Shareholders Agreement also provides that the Company will not take or recommend to its shareholders any action which would impose on Anschutz or its affiliates any limitations on their legal rights, other than those imposed by the express terms of the Shareholders Agreement, and that the Company will not take any action that will or may, directly or indirectly, result in Anschutz or any affiliate having liability under Section 16(b) of the Exchange Act with respect to securities acquired pursuant to the Anschutz Agreement (including shares acquired upon the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI). The Company has the right to seek a declaratory judgment as to whether any action described in the preceding sentence or the provisions with respect to the limitations on the voting of the Anschutz Excess Securities on a matter shall be effective and in doing so whether Anschutz will have Section 16(b) liability with respect to such matters. The Anschutz Shareholders Agreement also provides that the voting restrictions on the Anschutz Excess Securities, and the transfer restrictions and the cap on purchases of Common Stock by Anschutz in excess of 40%, shall no longer apply if any of the Anschutz Designees are not elected to the Board of Directors (and Anschutz and its affiliates voted all the shares of Common Stock owned by them in favor of such election) or one or more directors who are Anschutz Designees are not appointed to the Committees as provided in the Anschutz Shareholders' Agreement (and the directors who are Anschutz Designees voted in favor of such appointment).


    In connection with the JEDI Exchange, JEDI also entered into the JEDI Shareholders Agreement. The JEDI Shareholders Agreement entitles JEDI to designate a member of the Company's Board of Directors if the average price of the Common Stock over a period of 30 trading days is less than or equal to $8.75 per share or if there is a substantial downgrading in the rating of the Company's debt securities. At any time during which a JEDI designee is not serving as a director of the Company, JEDI will have the right to have an observer at meetings of the Board of Directors at which significant transactions are considered. The JEDI Shareholders Agreement will terminate upon the termination of the Anschutz Shareholders Agreement or earlier if the shares acquired by JEDI pursuant to the JEDI Exchange and still held by JEDI are less than 3% of the shares of Common Stock then outstanding.


    The JEDI Shareholders Agreement voting restriction would require JEDI to vote all shares of Common Stock owned by JEDI in excess of a base amount (the "JEDI Excess Securities") in the same proportion as all equity securities of the Company voted with respect to the matter (other than securities held by Anschutz and JEDI) are voted, except that JEDI may vote the JEDI Excess Securities without restriction (a) for the election of a director designated by JEDI pursuant to the JEDI Shareholders Agreement, (b) with respect to all matters with respect to which JEDI may have liability under Section 16(b) of the Exchange Act (unless the Company has obtained a final judgment to the effect that JEDI will have no such liability) and (c) with respect to other matters as approved by the Board of Directors, including a majority of Independent Directors. The number of JEDI Excess Shares is calculated on a proportionate basis with reference to the number of shares that are not Anschutz Excess Shares (including for the purpose of such calculation the shares of Common Stock issuable upon conversion of the Second Series Preferred Stock, even though such shares may not vote on the matter in question).


    The JEDI Shareholders Agreement also contains an agreement on the part of JEDI not to transfer the beneficial ownership of any of its shares of Common Stock until July 27, 1998, except (a) any transfer approved by the Board of Directors, including a majority of the Independent Directors, (b) a transfer in connection with certain business combination transactions or tender or exchange offers, upon the liquidation or dissolution of the Company or as effected by operation of law and (c) the pledge or grant of a security interest in certain cases.


    The JEDI Shareholders Agreement also provides that the Company will not take or recommend to its shareholders any action which would impose on JEDI or its affiliates any limitations on their legal rights, other than those imposed by the express terms of the JEDI Shareholders Agreement, and that the Company will not take any action for six months after the date thereof that will or may, directly or indirectly, result in Anschutz or any affiliate having liability under Section 16(b) of the Exchange Act with respect to securities acquired pursuant to the JEDI Exchange. The Company has the right to seek a declaratory judgment as to whether JEDI will have Section 16(b) liability with respect to such matters.


    REGISTRATION RIGHTS AGREEMENTS


    At the first closing under the Anschutz Agreement, the Company and Anschutz also entered into a registration rights agreement (the "Anschutz Registration Rights Agreement") pursuant to which the Company agreed to register pursuant to the Securities Act of 1933, as amended (the "Securities Act"), any Common Stock acquired by Anschutz in connection with the Anschutz Agreement. Anschutz has the right to demand such registration on four separate occasions and will have certain "piggy-back" registration rights with respect to Company registrations. The Company will bear the cost of any registration pursuant to the Anschutz Registration Rights Agreement. At the second closing, the Company and JEDI also entered into a registration rights agreement (the "JEDI Registration Rights Agreement") on terms substantially similar to the Anschutz Registration Rights Agreement, including two demand registration rights. Pursuant to the JEDI Exchange, the JEDI Registration Rights Agreement was amended to reflect the transfer of the B Warrants to the Company and the acquisition by JEDI of shares of Common Stock pursuant to the JEDI Exchange.


    RIGHTS AGREEMENT

    The Anschutz Agreement required the Company to amend the Rights Agreement dated as of October 14, 1993 between the Company and Mellon Securities Trust Company, as Rights Agent, (the "Rights Agreement") with respect to the transactions contemplated by the Anschutz Agreement. The amendment to the Rights Agreement exempted from the provisions of the Rights Agreement shares of Common Stock acquired by Anschutz pursuant to the Anschutz Agreement (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received from JEDI). The amendment to the Rights Agreement did not exempt other shares of Common Stock acquired by Anschutz from the provisions of the Rights Agreement. In the Anschutz Agreement, the Company agreed to waive the provisions of the Rights Agreement with respect to Anschutz if, and to the same extent, it waives such provisions with respect to any other person. See "Description of Capital Stock -- Anti-Takeover Provisions."

                                   MANAGEMENT

    The executive officers and directors of the Company and their respective positions and ages are set forth below.

                                 AGE AND YEARS OF                       PRINCIPAL OCCUPATION,
                                      SERVICE               POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
             NAME                  WITH COMPANY                         DURING LAST FIVE YEARS
-------------------------------  -----------------  --------------------------------------------------------------
William L. Dorn................          47-24      Chairman of the Board and Chairman of the Executive  Committee
                                                      since  July 1991  and Chief Executive  Officer from February
                                                      1990  until  December  1995.  Chairman  of  the   Nominating
                                                      Committee  since July  1995. Director since  1982. Member of the Executive Committee  since August  1988. President  from
                                                      February  1990 until November 1993. Executive Vice President from August 1989 until February 1990.
Robert S. Boswell..............          46-10      President since  November  1993 and  Chief  Executive  Officer since  December  1995. Director  since 1985.  Vice President from May 1991 until  November 1993. Chief Financial  Officer since May 1991. Financial Vice President from September 1989 until May 1991. Member of the Executive Committee since July
                                                      1991.  Director of  Franklin Supply  Company Ltd.  and Saxon
                                                      Petroleum Inc.
David H. Keyte.................           39-8      Vice President  and  Chief Financial  Officer  since  December
                                                      1995.  Vice  President  and  Chief  Accounting  Officer from
                                                      December 1993 until December  1995. Prior thereto  Corporate
                                                      Controller  since  January 1989.  Chairman of  the Company's
                                                      Employee Benefits Committee, which assumed the duties of the
                                                      Trustees of  the Pension  Trust  and of  the  Administrative
                                                      Committee  of the  Retirement Savings  Plan in  August 1994.
                                                      Director of Saxon Petroleum Inc.
V. Bruce Thompson..............           48-1      Vice President  and General  Counsel since  August 1994.  Vice
                                                      President  --  Legal  of  Mid-America  Dairymen,  Inc.  from
                                                      November 1993 to  August 1994. Chief  of Staff for  Oklahoma
                                                      Congressman  James M. Inhofe from  February 1990 to November
                                                      1993.
Bulent A. Berilgen.............          47-11      Vice  President  of  Operations  since  December  1993.  Prior thereto  Vice President -- Engineering and Development since
                                                      January 1992.  Prior  thereto Regional  Reservoir  Engineer.
                                                      Director of Saxon Petroleum Inc.
Kenton M. Scroggs..............          43-12      Vice  President since  December 1993  and Treasurer  since May
                                                      1988. Member of the  Company's Employee Benefits  Committee,
                                                      which  assumed  the duties  of the  Trustees of  the Pension
                                                      Trust and of the Administrative Committee of the  Retirement
                                                      Savings Plan in August 1994.

                                 AGE AND YEARS OF                       PRINCIPAL OCCUPATION,
                                      SERVICE               POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
             NAME                  WITH COMPANY                         DURING LAST FIVE YEARS
-------------------------------  -----------------  --------------------------------------------------------------
Forest D. Dorn.................          41-18      Vice  President  since  February  1991  and  General  Business
                                                      Manager since December 1993.  Prior thereto General  Manager
                                                      --  Operations since  January 1992.  Prior thereto Assistant
                                                      Division Manager of the Southern Division.
Daniel L. McNamara.............          50-24      Secretary and  Corporate  Counsel since  January  1991.  Prior thereto Assistant Secretary and Associate Corporate Counsel.
                                                      Member  of the Company's  Employee Benefits Committee, which assumed the duties of the Trustees of the Pension Trust  and of  the Administrative  Committee of  the Retirement Savings
                                                      Plan in August 1994.
Joan C. Sonnen.................           42-6      Controller since  December  1993. Prior  thereto  Director  of
                                                      Financial  Accounting  and  Reporting since  April  1991 and
                                                      Manager of Financial Systems and Reports since July 1989.
Philip F. Anschutz.............           56-0      Director since  1995.  Director,  Chairman of  the  Board  and
                                                      President of Anschutz for more than the past five years, and a  Director, Chairman of the Board and President of Anschutz
                                                      Company,  the  corporate  parent  of  Anschutz,  since   the
                                                      formation  of Anschutz  Company in August  1991. Director of
                                                      Southern Pacific Rail Corporation  ("SPRC") since June  1988 and Chairman of SPRC since October 1988. Served as President and  Chief Executive Officer of SPRC from October 1988 until
                                                      July 1993.  Member of  the Nominating  Committee since  July
                                                      1995.
Richard J. Callahan............           54-2      Director  since 1993.  Executive Vice  President of  U S WEST,
                                                      Inc.  since  January  1988  and   President  of  U  S   WEST
                                                      International  and Business Development  Group since October
                                                      1991. Member of the Compensation Committee.
Dale F. Dorn...................          53-29      Director since 1977. Resigned as a Vice President in September
                                                      1989; currently engaged in private investments.
James H. Lee...................           47-4      Director since 1991. Managing Partner, Lee, Hite & Wisda  Ltd.
                                                      Member  of  the  Executive  Committee  since  February 1994.
                                                      Member of the  Royalty Bonus Committee  and Audit  Committee
                                                      since July 1995.
Craig D. Slater................           38-0      Director  since 1995.  Vice President of  Anschutz since 1995.
                                                      Director of  Finance  of  Anschutz from  1992  to  1995  and
                                                      Corporate  Secretary  of  Anschutz  since  1991.  Held other positions with Anschutz  from 1988  to 1992.  Member of  the
                                                      Executive Committee and Audit Committee since July 1995.

                                 AGE AND YEARS OF                       PRINCIPAL OCCUPATION,
                                      SERVICE               POSITIONS WITH COMPANY AND BUSINESS EXPERIENCE
             NAME                  WITH COMPANY                         DURING LAST FIVE YEARS
-------------------------------  -----------------  --------------------------------------------------------------
Drake S. Tempest...............           42-0      Director  since 1995. Partner  in the law  firm of O'Melveny &
                                                      Myers since February  1991 and was  Special Counsel to  such firm  from 1988 to February 1991. Member of the Compensation
                                                      Committee since July 1995.
Michael B. Yanney..............           62-3      Director since 1992. Chairman  and Chief Executive Officer  of the  American  First  Companies, L.L.C.  and  a  director of
                                                      Burlington   Northern   Inc.,   Lozier   Corporation,    MFS
                                                      Communications  Company, Inc.  and America  First REITs Inc.
                                                      Chairman  of  the  Compensation  Committee.  Member  of  the
                                                      Nominating Committee since July 1995.

    William L. Dorn, Philip F. Anschutz and James H. Lee are Class I directors whose terms expire at the Annual Shareholders' Meeting in 1999. Dale F. Dorn, Drake S. Tempest and Robert S. Boswell are Class II directors whose terms expire at the Annual Shareholders' Meeting in 1996. Michael B. Yanney is a Class III director whose term expires at the Annual Shareholders' Meeting in 1997. Richard
J. Callahan and Craig D. Slater are Class IV directors whose terms expire at the Annual Shareholders' Meeting in 1998.

    The Board of Directors is divided into four classes as nearly equal in number as possible, with each class having not less than two members, whose terms expire at different times in annual succession. There is one vacancy on the Board of Directors.

                       PRINCIPAL AND SELLING SHAREHOLDERS


    The following table describes certain information as of December 21, 1995 with respect to the ownership of the Company's Common Stock by (i) each person known by the Company to own beneficially more than five percent of its Common Stock (including any "group" as that term is used in Section 13(d)(3) of the 1934 Act), (ii) each director of the Company, (iii) the chief executive officer and four other executive officers of the Company, (iv) all executive officers and directors as a group and (v) the Selling Shareholders. Unless otherwise indicated, to the Company's knowledge, all such shares are owned beneficially and of record by the person indicated and each such person has sole voting and investment power with respect to such shares. The following table gives effect to the issuance to, and acquisition by, JEDI of 1,680,000 shares of Common Stock on January 24, 1996 pursuant to the JEDI Exchange.



                                                          SHARES OWNED                SHARES        SHARES TO BE OWNED
                                                     BEFORE OFFERINGS(1)(2)         TO BE SOLD     AFTER OFFERINGS(1)(2)
                                                ---------------------------------       IN        -----------------------
               NAME AND ADDRESS                         NUMBER            PERCENT    OFFERINGS       NUMBER       PERCENT
----------------------------------------------  -----------------------   -------   -----------   -------------   -------
The Anschutz Corporation......................        11,138,888(3)(5)     56.5%            --    11,138,888       36.3%
2400 Anaconda Tower
555 17th Street
Denver, Colorado 80202
R. B. Haave Associates, Inc...................           740,330(4)(5)      5.9             --       740,330(2)     3.1
270 Madison Avenue
New York, NY 10016
Joint Energy Development Investments Limited
Partnership...................................         1,680,000           13.6             --     1,680,000        7.2
1400 Smith Street
Houston, TX 77002
Saxon Petroleum Inc...........................         1,060,000            8.6      1,060,000            --         --
1700, 736 6th Avenue SW
Calgary, Alberta T2P 3T7
Canada
Philip F. Anschutz............................        11,138,888(3)(5)(6)  56.5             --    11,138,888       36.3
Bulent A. Berilgen............................            28,754(7)         *               --        28,754        *
Robert S. Boswell.............................            57,435(7)(12)     *               --        57,435        *
Richard J. Callahan...........................               400            *               --           400        *
Dale F. Dorn..................................            18,401(8)         *               --        18,401        *
Forest D. Dorn................................            50,473(7)(9)      *               --        50,473        *
William L. Dorn...............................            97,363(7)(10)     *               --        97,363        *
David H. Keyte................................            31,891(7)(11)     *               --        31,891        *
James H. Lee..................................               200            *               --           200        *
Craig D. Slater...............................                --             --             --            --         --
Drake S. Tempest..............................                --             --             --            --         --
Michael B. Yanney.............................             3,000            *               --         3,000        *
All Officers and Directors....................        11,494,034           57.6             --    11,494,034       37.2


------------------------

* The percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the class.


(1) Assumes that the Underwriters' over-allotment options covering 1,800,000 additional shares will not be exercised and that the respective beneficial owners listed in the table will not purchase any shares in the Offerings.

(2) Amounts reported also include shares held for the benefit of certain directors and executive officers by the trustee of the Company's Retirement Savings Plan Trust as of September 30, 1995.


(3) The shares indicated as beneficially owned by Anschutz and Philip F. Anschutz include (a) 1,240,000 shares issuable upon conversion of 620,000 shares of the Company's Second Series Preferred Stock and (b) 6,138,888 shares issuable pursuant to the Anschutz Option or warrants exercisable within 60 days. Anschutz has also agreed to not transfer any of its shares of Common Stock, except in limited circumstances, for a period of nine months following completion of the Offerings.


 (4) The shares indicated as beneficially owned by R.B. Haave Associates, Inc. include 230,090 shares issuable upon conversion of 328,700 shares of the Company's Convertible Preferred Stock.


 (5) Based on Schedules 13D and 13G and amendments thereto filed with the SEC and the Company by the reporting person through January 15, 1996 and the amount of Common Stock outstanding on December 21, 1995.


 (6) The shares indicated as owned by Philip F. Anschutz are owned of record by The Anschutz Corporation, of which Mr. Anshutz is the Chairman of the Board, President and a director. Mr. Anshutz may be deemed to beneficially own such shares based on his affiliation with The Anschutz Corporation.

 (7) The shares indicated as owned by Messrs. Berilgen, Boswell, Forest D. Dorn, William L. Dorn and Keyte include 28,000, 49,000, 28,000, 49,000 and 28,000 shares, respectively, which such party has the right to acquire within 60 days upon the exercise of stock options.

 (8) Of the 18,401 shares indicated as owned by Mr. Dale F. Dorn, 687 shares are held by Mr. Dorn as trustee of a trust for the benefit of his immediate family, and of which shares Mr. Dorn has disclaimed beneficial ownership, and 2,450 shares are shares, which Mr. Dorn as trustee, has the right to acquire upon conversion of 3,500 shares of the Company's $.75 Convertible Preferred Stock.

 (9) Of the 50,473 shares indicated as owned by Mr. Forest D. Dorn, 5,160 shares are shares held of record by Mr. Dorn as co-trustee of a trust for the benefit of his mother and of which shares Mr. Dorn disclaims beneficial ownership. This amount excludes 1,725 shares held by Forest D. Dorn's wife and 5,193 shares held by his children, of which shares Mr. Dorn disclaims beneficial ownership.

(10) Of the 97,363 shares indicated as beneficially owned by William L. Dorn, 5,160 shares are held of record by William L. Dorn, as co-trustee of a trust for the benefit of his mother and 14,844 shares are held of record by William L. Dorn as trustee of trusts for the benefit of related parties, of which shares Mr. Dorn disclaims beneficial ownership. Amount does not include 2,998 shares held by William L. Dorn's wife or 7,199 shares held by his children, of which shares Mr. Dorn disclaims beneficial ownership.

(11) Of the 31,891 shares indicated as owned by David H. Keyte, 1,400 shares are issuable upon conversion of 2,000 shares of the Company's $.75 Convertible Preferred Stock.

(12) Such amount excludes 45 shares held by Mr. Boswell's wife and 166 shares held by Mr. Boswell's children of which Mr. Boswell disclaims beneficial ownership.

    The shares of Common Stock offered by Saxon hereby are being registered by the Company pursuant to the "piggyback" registration rights contained in a Registration Rights Agreement between the Company and Saxon, dated October 25, 1995 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company is required to bear the expenses of the registration of the shares of Common Stock offered by Saxon hereby, other than underwriting discounts and commissions, the fees and expenses of counsel to Saxon and all other out-of-pocket expenses of Saxon. The expenses to be paid by the Company for the registration of the shares of Common Stock offered hereby are estimated at $1,000,000. The Company has agreed to indemnify Saxon against certain liabilities, including liabilities under the Securities Act.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The following statements are brief summaries of certain provisions relating to the capital stock of the Company and are qualified in their entirety by the provisions of the Company's Restated Certificate of Incorporation, as amended, and By-Laws and the subsequent Certificates of Amendment to the Restated Certificate of Incorporation adopted by the Board of Directors of the Company, which are included as exhibits to the Registration Statement of which this Prospectus is a part.


    The Company is authorized to issue 210,000,000 shares of capital stock, consisting of 200,000,000 shares of Common Stock, par value $.10 per share, and 10 million shares of preferred stock, par value $.01 per share. Unless otherwise indicated, all share amounts have been adjusted to give effect to a 5-to-1 reverse stock split that occurred on January 8, 1996. As of December 21, 1995, 10,657,992 shares of Common Stock were held by 1,990 recordholders, 248,943 Public Warrants to purchase 248,943 shares of Common Stock were held by 78 recordholders, A Warrants to purchase 3,888,888 shares of Common Stock were held by one recordholder, B Warrants to purchase 2,250,000 shares of Common Stock were held by one recordholder, and 2,880,173 shares of $.75 Convertible Preferred Stock were held by 80 recordholders. On December 21, 1995, 2,016,121 shares of Common Stock were reserved for issuance upon conversion of the $.75 Convertible Preferred Stock, 1,240,000 shares of Common Stock were reserved for issuance upon conversion of the Second Series Preferred Stock and 611,800 shares of Common Stock were reserved for issuance upon the exercise of stock options. Holders of the Common Stock, the $.75 Convertible Preferred Stock and the Second Series Preferred Stock are not entitled to any preemptive rights with respect to issuances of capital stock of the Company.



    On January 24, 1996, JEDI exchanged the $22,400,000 tranche of the JEDI indebtedness and the B Warrants for 1,680,000 shares of Common Stock. See "The Anschutz and JEDI Transactions -- JEDI Exchange."


COMMON STOCK

    The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the common shareholders of the Company. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the payment of preferential dividends with respect to (i) the $.75 Convertible Preferred Stock as set forth below and
(ii) any other preferred stock of the Company that from time to time may be outstanding. The Company does not intend to pay dividends on the Common Stock for the foreseeable future. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity" for a description of certain limitations on the payment of dividends on the Common Stock.

    In the event of dissolution, liquidation or winding-up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities of the Company and subject to the prior distribution rights of the holders of (i) the $.75 Convertible Preferred Stock and the Second Series Preferred Stock as set forth below and (ii) any other preferred stock of the Company that may be outstanding at that time. The holders of Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of Common Stock are, and when issued, the shares of Common Stock offered hereby will be, fully paid and nonassessable.

    The transfer agent and registrar for the Common Stock is Chemical Mellon Shareholder Services.

    See "Price Range of Common Stock" for the high and low sales prices of the Common Stock for each quarter of 1993, 1994, 1995 and 1996.

PREFERRED STOCK

    The Board of Directors is authorized to provide for the issuance from time to time of one or more series of preferred stock. Shares of preferred stock could have rights that are superior to the Common

Stock with respect to voting, dividends and liquidation or that could adversely affect the holders of Common Stock or discourage or make more difficult an attempt to effect a change in control of the Company. The Company has two classes of preferred stock outstanding, the $.75 Convertible Preferred Stock and the Second Series Preferred Stock.

    $.75 CONVERTIBLE PREFERRED STOCK. Each share of the $.75 Convertible Preferred Stock is convertible into .7 shares of Common Stock, subject to adjustment upon certain events. Holders of shares of $.75 Convertible Preferred Stock are entitled to cumulative preferential cash dividends at the annual rate of $.75 per share prior to the payment of any dividends (except for dividends paid in shares of Common Stock) or other distributions on (or certain repurchases of) Common Stock and on liquidation, dissolution or winding up of the Company to preferential payment of $10 per share plus accumulated and unpaid dividends before any distribution is made with respect to Common Stock. Dividends on the $.75 Convertible Preferred Stock may be paid in cash or, at the Company's election, in shares of Common Stock or in a combination of cash and Common Stock. Common Stock is valued for dividend payment purposes at between 75% and 90%, based upon trading volume, of the average last reported sales price of the Common Stock for the 10 consecutive trading days ending on the tenth calendar day prior to the date for determining record holders entitled to the dividend payment.

    Whenever dividends on the $.75 Convertible Preferred Stock have not been paid, the amount of the deficiency, plus an amount equal to the accumulated dividend for the then current quarterly dividend period, must be fully paid, or declared and set apart for payment, before any dividend may be declared and paid or set apart for payment upon the Common Stock, except for dividends paid in shares of Common Stock.

    Whenever $.75 Convertible Preferred Stock dividends are in arrears in an amount equivalent to six full quarterly dividends, the holders of the $.75 Convertible Preferred Stock, voting separately as a class and with one vote per share, will have the right to elect two directors. If two consecutive dividend payments are in arrears, the holder of each share of $.75 Convertible Preferred Stock will be entitled to a penalty conversion right enabling such holder to convert each such share, plus accumulated dividends, into a share of Common Stock during a two-day period 30 days after the second dividend payment date at a conversion price of 75% of the average of the last reported sales prices of the Common Stock during the period from such second dividend payment date to five trading days prior to the conversion date. The $.75 Convertible Preferred Stock is redeemable, in whole or in part, at the option of the Company, at any time after the earlier of (i) July 1, 1996 or (ii) the date on which the last reported sales price of the Common Stock will have been $37.50 or higher for at least 20 of the prior 30 trading days, at a redemption price of $14.44 per share before July 1, 1996 and $14.29 per share thereafter, including accumulated and unpaid dividends.

    SECOND  SERIES PREFERRED STOCK.  Each share of Second Series Preferred Stock
(1) has the right to receive dividends on the dates and in the form that dividends shall be payable on the Common Stock, in each case in an amount equal to the amount of such dividend payable on the number of shares of Common Stock into which such share of Second Series Preferred Stock shall be convertible immediately preceding the record date for the determination of the shareholders entitled to receive such dividend, (2) has no right to vote, (3) has the right, upon any liquidation, dissolution or winding up of the Company, before any distribution is made on any shares of Common Stock, to be paid the amount of $18.00 and, after there shall have been paid to each share of Common Stock the amount of $9.00, has the right to receive distributions on the dates and in the form that distributions shall be payable on the Common Stock, in each case in an amount equal to the amount of such distributions payable on the number of shares of Common Stock into which such share of Second Series Preferred Stock is convertible (assuming for such purpose that such conversion were possible) immediately preceding the record date for the determination of the shareholders entitled to receive such distribution and (4) is convertible into 2 shares of Common Stock, which conversion may be made from time to time on or before the July 27, 2000, but which in any event shall be made on July 27, 2000. The rights of the holders of the Second Series Preferred Stock to receive dividends are junior and subordinate to the rights of the holders of the Company's $.75
Convertible Preferred Stock to the same extent that the rights of the holders of the Common Stock are subordinate in right to receive dividends to the rights of the holders of $.75 Convertible Preferred Stock to receive dividends, and the rights of the holders of the Second Series Preferred Stock will rank pari passu with the Company's $.75 Convertible Preferred Stock as to liquidation preference.

WARRANTS

    The Company has outstanding Public Warrants to purchase shares of its Common Stock. Each Public Warrant (the "Public Warrants") entitles the holder to purchase one share of Common Stock at a price of $15.00, is non-callable and expires on October 1, 1996.


    The Company has A Warrants outstanding that are held by Anschutz. Each warrant entitles the holder to purchase one share of Common Stock at a price of $10.50. The A Warrants were originally scheduled to expire on January 27, 1997. Such expiration will be extended to July 27, 1998 upon completion of the Offerings in consideration of Anschutz's agreement to not sell its shares of Common Stock for nine months, except in limited circumstances.



    Pursuant to the JEDI Exchange, the Company assumes JEDI's obligations under the Anschutz Option. Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the Anschutz Option, instead of the B Warrant price of $10.00 per share, the Company will receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $15.50.


ANTI-TAKEOVER PROVISIONS

    Certain provisions in the Company's Restated Certificate of Incorporation and By-laws, the Company's shareholders' rights plan, executive severance agreements and the ownership position of Anschutz may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board of Directors rather than pursue nonnegotiated takeover attempts.

    CLASSIFIED BOARD OF DIRECTORS. The Company's By-laws provide that the Board of Directors is divided into four classes as nearly equal in number as possible, with each class having not less than three members, whose four year terms of office expire at different times in annual succession. Presently the number of directors is fixed at 10. A staggered board makes it more difficult for shareholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. The Company's Restated Certificate of Incorporation authorizes the issuance of blank check preferred stock. The Board of Directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt which the Board of Directors opposes.

    SHAREHOLDERS' RIGHTS PLAN. In October 1993, the Board of Directors adopted a shareholders' rights plan (the "Plan") and entered into the Rights Agreement. The Company issued a dividend of a preferred stock purchase right (the "Rights") on each outstanding share of Common Stock of the Company, which, after the Rights become exercisable, entitles the holder to purchase 1/100th of a share of a newly issued series of the Company's preferred stock at a purchase price of $30 per 1/100th of a preferred share, subject to adjustment. The Rights expire on October 29, 2003 unless extended or redeemed earlier. The Rights will become exercisable (unless previously redeemed or the expiration date of the rights has occurred) following a public announcement that a person or group (an "Acquiring Person") has acquired 20% or more of the Common Stock or has commenced (or announced an intention to make) a tender offer or exchange offer for 20% or more of the Common Stock. In certain circumstances each holder of Rights (other than an Acquiring Person) would have the right to receive, upon exercise (i) shares of Common Stock having a value significantly in excess of the exercise price of the Rights, or (ii) shares of Common Stock of an acquiring company having a value significantly in excess of the exercise price of the Rights. In connection with the Anschutz transaction, the Company amended the Rights Agreement to exempt from the provisions of the Rights Agreement shares of Common Stock acquired by Anschutz and JEDI in the Anschutz and JEDI transactions (including shares later acquired pursuant to the conversion of the Second Series Preferred Stock or the exercise of the A Warrants or the option received by Anschutz from JEDI). The amendment to Rights Agreement did not exempt other shares of Common Stock acquired by Anschutz or JEDI from the provisions of the Rights Agreement. In the Anschutz transaction, the Company agreed to waive the provisions of the Rights Agreement with respect to Anschutz if, and to the same extent, it waives such provisions with respect to any other person.

    EXECUTIVE SEVERANCE AGREEMENTS. The Company has entered into executive severance agreements (the "Executive Severance Agreements") with certain executive officers, including the persons listed under "Management." The
Executive Severance Agreements provide for severance benefits for termination without cause and for termination following a "change of control" of the Company. In March 1995, the Compensation Committee renewed the Executive Severance Agreements and extended their term to December 1997. In addition, the definition of "change of control" was modified. Under the Executive Severance Agreements, a "change of control" of the Company would be deemed to occur if, as modified in March 1995, (i) the Company is not the surviving entity in any merger, consolidation or other reorganization (or survives only as a subsidiary of an entity other than a previously wholly-owned subsidiary of the Company);
(ii) the Company sells, leases or exchanges all or substantially all of its assets to any other person or entity (other than a wholly-owned subsidiary of the Company); (iii) the Company is dissolved and liquidated; (iv) any person or entity, including a "group" as contemplated by Section 13(d)(3) of the Securities Exchange Act of more than 40% of the outstanding shares of the Company's voting stock (based upon voting power); or (v) as a result of or in connection with a contested election of directors, the persons who were directors of the Company before such election cease to constitute a majority of the Board of Directors.

    The executive officers who had entered into Executive Severance Agreements were required, as a condition to the closings of the Anschutz and JEDI transactions, to waive the obligations of the Company pursuant to such agreements with respect to a "change of control." See "The Anschutz and JEDI Transactions."


    OWNERSHIP POSITION OF ANSCHUTZ. Anschutz has a substantial ownership position in the Company and may designate three of the Company's ten directors. Therefore, Anschutz has the ability to exert substantial influence with respect to matters considered by the Board of Directors. Based on the number of shares outstanding on December 21, 1995 and the issuance of 1,680,000 shares in the JEDI Exchange, Anschutz owned approximately 30% of the outstanding Common Stock. Anschutz may acquire additional shares to maintain its position, but its ability to exceed such percentage is limited by a five-year Shareholders Agreement with the Company. Under certain circumstances, Anschutz could have veto power over proposed transactions between the Company and third parties such as a merger, which requires the approval of the holders of two-thirds of the outstanding Common Stock. It is unlikely that control of the Company could be transferred to a third party without Anschutz's consent and agreement. It is also unlikely that a third party would offer to pay a premium to acquire the Company without the prior agreement of Anschutz, even if the Board of Directors should choose to attempt to sell the Company in the future. It will also be unlikely that the Company will be able to enter into a transaction accounted for as a pooling of interests in the next two years. Finally, the 40% ownership limitation on Anschutz's ownership terminates after five years and earlier under certain circumstances. In the absence of these limitations, based on the number of shares outstanding on December 21, 1995 and after giving effect to the JEDI Exchange, Anschutz would be able to acquire up to an additional approximately 26% of the Common Stock by converting its Second Series Preferred Stock and exercising the Anschutz Option and A Warrants during their respective terms. After the Offerings (assuming that the Underwriters do not exercise their over-allotment option), Anschutz would own approximately 16% of the Common Stock then outstanding, and, if Anschutz were then to convert its Second Series Preferred Stock and exercise the Anschutz Option and the A Warrants, Anschutz would own approximately 36% of the Common Stock then outstanding. See "The Anschutz and JEDI Transactions -- Shareholders Agreements."

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the U.S. Underwriting Agreement among the Company, the Selling Shareholder and Salomon Brothers Inc, Dillon, Read & Co. Inc., Morgan Stanley & Co. Incorporated and Chase Securities, Inc. (together, the "U.S. Underwriters"), the Company and the Selling Shareholder have agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase from the Company and the Selling Shareholder, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                          NUMBER
U.S. UNDERWRITERS                                                        OF SHARES
---------------------------------------------------------------------  -------------
Salomon Brothers Inc.................................................
Dillon, Read & Co. Inc...............................................
Morgan Stanley & Co. Incorporated....................................
Chase Securities, Inc................................................

                                                                       -------------
      Total..........................................................     10,200,000
                                                                       -------------
                                                                       -------------

    The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. The U.S. Managing Underwriters are Salomon Brothers Inc, Dillon, Read & Co. Inc., Morgan Stanley & Co. Incorporated, and Chase Securities, Inc.


    The U.S. Underwriters have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public, and concessions to dealers may be changed.



    The Company and the Selling Shareholder have entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Dillon, Read & Co. Inc. and Morgan Stanley & Co. International Limited are acting as representatives (the "International Managing Underwriters"), providing for the concurrent offer and sale of 1,800,000 shares of Common Stock outside of the United States and Canada.



    The initial public offering price and underwriting discounts per share for the U.S. Offering and the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering, and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.



    Each U.S. Underwriter has severally agreed that, as part of the distribution of the U.S. Offering, (i) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the distribution of the International Offering, (i) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and
(ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national citizen or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

    Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.


    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount appearing on the cover page of this Prospectus.



    The Company has granted to the U.S. Underwriters and the International Underwriters options to purchase up to an additional 1,530,000 and 270,000 shares of Common Stock, respectively, at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and International Underwriters exercise such options, each of the U.S. Underwriters or International Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's or International Underwriter's initial commitment.



    For a period of 120 days after the date of this Prospectus, the Company, the Selling Shareholder, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc, and Salomon Brothers International Limited except (a) the Company may register the Common Stock and the Company and the Selling Shareholder may sell the shares of Common Stock offered in the Offerings and (b) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees.



    No action has been taken or will be taken in any jursidiction by the Company or the U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the U.S. Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.



    Dillon, Read & Co. Inc. has performed various investment banking services for the Company in the past 12 months, for which it has received customary fees. Chase, an affiliate of Chase Securities, Inc., acts as a lender and the agent for a group of banks pursuant to the Company's Credit Facility. Proceeds received by the Company may be used to repay the Credit Facility with Chase. Proceeds received by the Selling Shareholder will be used to repay a loan owed by the Selling Shareholder to Chase Canada, also an affiliate of Chase Securities, Inc. The Offerings are being made pursuant to Section 44(c)(8) of the

NASD Rules of Fair Practice. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Short-Term Liquidity."


    The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments the U.S. Underwriters may be required to make in respect thereof.


    In connection with the U.S. Offering, certain U.S. Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Forest Oil Corporation as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference and included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference and appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The consolidated financial statements of ATCOR Resources, Ltd. as at December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been included herein in reliance upon the report of Price Waterhouse, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Price Waterhouse is a Canadian partnership, resident in Canada.

    The Company's U.S. reserve estimates set forth in this Prospectus have been reviewed by Ryder Scott Company and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

    The reserve estimates of ATCOR set forth in this Prospectus have been prepared by McDaniel & Associates Ltd. and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

    The reserve estimates of Saxon set forth in this Prospectus have been prepared by Fekete & Associates, Inc. and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                              CERTAIN DEFINITIONS

    Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe".

    As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, "MMbtu" means million British thermal units and "Bbtu" means billion British Thermal Units. "Mcf/d" means thousand cubic feet per day, "MMcf/d" means million cubic feet per day and "MMcfe/d" means million cubic feet equivalent per day.

    "Bbls" means barrels, "Mbbls" means thousand barrels and "MMbbls" means million barrels. "Bbls/d" means barrels per day.

    The term "spot market" as used herein refers to natural gas sold under contracts with a term of six months or less or contracts which call for a redetermination of sales prices every six months or earlier.

    With respect to information concerning the Company's working interests in wells or drilling locations, "gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

    "Capital expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; controlling interests in other independent oil and natural gas companies; producing property acquisitions; and other miscellaneous capital expenditures.

    A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in a unproved area, or to extend significantly a known prospect.

    A "farmout" is an assignment to another party of an interest in a drilling location and related acreage conditional upon performing future exploratory efforts including the drilling of a well on that location.

    "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement", which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    Incorporated by reference in this Prospectus is (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (iii) the Company's Current Reports on Form 8-K dated October 11, 1995 (as amended December 27, 1995), December 12, 1995 (as amended January 3, 1996), December 20, 1995 and December 29, 1995 all filed previously with the SEC pursuant to Section 13 of the 1934 Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


    The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Daniel L. McNamara, Corporate Counsel and Secretary, Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202 (telephone: (303) 812-1400).

                             FOREST OIL CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                              ---------
Condensed Pro Forma Combined Financial Statements of Forest Oil Corporation
  Condensed Pro Forma Combined Balance Sheet, September 30, 1995 (Unaudited)................................        F-3
  Condensed Pro Forma Combined Statement of Operations, Nine Months ended September 30, 1995 (Unaudited)....        F-4
  Condensed Pro Forma Combined Statement of Operations, Year ended December 31, 1994 (Unaudited)............        F-5
  Notes to Condensed Pro Forma Combined Financial Statements (Unaudited)....................................        F-6

Condensed Consolidated Financial Statements of Forest Oil Corporation
  Independent Accountants' Review Report....................................................................        F-9
  Condensed Consolidated Balance Sheets, September 30, 1995 and December 31, 1994 (Unaudited)...............       F-10
  Condensed Consolidated Statements of Production and Operations, Nine Months ended September 30, 1995 and
   1994 (Unaudited).........................................................................................       F-11
  Condensed Consolidated Statements of Cash Flows, Nine Months ended September 30, 1995 and 1994
   (Unaudited)..............................................................................................       F-12
  Notes to Condensed Consolidated Financial Statements (Unaudited)..........................................       F-13

Consolidated Financial Statements of Forest Oil Corporation
  Independent Auditors' Report..............................................................................       F-17
  Consolidated Balance Sheets, December 31, 1994 and 1993...................................................       F-18
  Consolidated Statements of Operations, Years ended December 31, 1994, 1993 and 1992.......................       F-19
  Consolidated Statements of Shareholders' Equity, Years ended December 31, 1994, 1993 and 1992.............       F-21
  Consolidated Statements of Cash Flows, Years ended December 31, 1994, 1993 and 1992.......................       F-22
  Notes to Consolidated Financial Statements, December 31, 1994, 1993 and 1992..............................       F-23

Consolidated Financial Statements of ATCOR Resources Ltd.
  Auditors' Report..........................................................................................       F-51
  Consolidated Balance Sheet, September 30, 1995 and 1994 (Unaudited), December 31, 1994 and 1993...........       F-52
  Consolidated Statement of Earnings and Retained Earnings, Nine Months ended September 30, 1995 and 1994
   (Unaudited), Years ended December 31, 1994, 1993 and 1992................................................       F-53
  Consolidated Statement of Changes in Financial Position, Nine Months ended September 30, 1995 and 1994
   (Unaudited), Years ended December 31, 1994, 1993 and 1992................................................       F-54
  Notes to Consolidated Financial Statements (Unaudited)....................................................       F-55

                             FOREST OIL CORPORATION
               CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS

    On October 11, 1995, Forest Oil Corporation ("Forest") and Saxon Petroleum Inc. ("Saxon"), a Canadian Corporation, entered into an agreement pursuant to which Forest agreed to contribute capital in exchange for a majority interest in Saxon. Saxon's shareholders approved the transaction by majority vote on December 18, 1995. As a result of this transaction, Forest currently owns approximately 56% of the outstanding common shares of Saxon, including 49% of the voting shares.


    On December 12, 1995, Forest entered into an agreement with ATCOR Resources, Ltd., a Canadian corporation ("ATCOR"), and three of the controlling stockholders of ATCOR, pursuant to which the Company has agreed to acquire all of the outstanding Capital stock of ATCOR for an aggregate cash consideration of $186 million Cdn (or approximately $135 million assuming a current exchange rate of $1.38 Cdn to $1.00). The closing of the acquisition is subject to certain conditions, including obtaining certain U.S. and Canadian regulatory approvals and the completion of a United States offering and an international offering of Forest's common stock (the "Offerings"). The Company will use a portion of the net proceeds of the Offerings to fund the ATCOR acquisition and related expenses. The closing of the acquisition is expected to occur immediately following the closing of the Offerings.



    On January 24, 1996 Joint Energy Developments Limited Partnership ("JEDI") exchanged 1,680,000 shares of Forest Common Stock for approximately $22,400,000 principal amount of debt and warrants to purchase 2,250,000 shares of Common Stock (the "JEDI Exchange").


    The following unaudited condensed pro forma combined balance sheet assumes that the acquisition of the Saxon interest, the acquisition of ATCOR and the JEDI transaction occurred on September 30, 1995 and reflects the September 30, 1995 historical consolidated balance sheet of Forest giving pro forma effect to the Saxon, ATCOR and JEDI transactions. The unaudited condensed pro forma combined balance sheet should be read in conjunction with the historical statements and related notes of Forest and ATCOR.

    The following unaudited condensed pro forma combined statements of operations for the nine months ended September 30, 1995 and for the year ended December 31, 1994 assume that the Saxon, ATCOR and JEDI transactions occurred as of January 1, 1994. The pro forma results of operations are not necessarily indicative of the results of operations that would actually have been attained if the transactions had occurred as of January 1, 1994. These statements should be read in conjunction with the historical statements and related notes of Forest and ATCOR.

    The historical financial statements of Saxon and ATCOR have been translated assuming an historical exchange rate of approximately $1.35 Cdn to $1.00.

                             FOREST OIL CORPORATION

              CONDENSED PRO FORMA COMBINED BALANCE SHEET (NOTE A)

                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                     ASSETS

                                                                                SAXON      COMBINED
                                                      FOREST      SAXON      ADJUSTMENTS    FOREST
                                                    HISTORICAL  HISTORICAL    (NOTE B)     AND SAXON
                                                    ----------  ----------   -----------   ---------
                                                                     (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......................  $    3,417       223                      3,640
  Accounts receivable.............................      15,299     2,583                     17,882
  Other current assets............................       3,499       428                      3,927
                                                    ----------  ----------   -----------   ---------
    Total current assets..........................      22,215     3,234                     25,449
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting
   method.........................................   1,189,665    33,533      (7,798)(1)   1,215,400
  Buildings, transportation and other equipment...      12,782        --                     12,782
                                                    ----------  ----------   -----------   ---------
                                                     1,202,447    33,533      (7,798)      1,228,182
  Less accumulated depreciation, depletion and
   valuation allowance............................     941,701     7,545      (7,545)(1)    941,701
                                                    ----------  ----------   -----------   ---------
    Net property and equipment....................     260,746    25,988        (253)       286,481
Investment in and advances to affiliates..........      11,452        --                     11,452
Other assets......................................      10,330       414                     10,744
                                                    ----------  ----------   -----------   ---------
                                                    $  304,743    29,636        (253)       334,126
                                                    ----------  ----------   -----------   ---------
                                                    ----------  ----------   -----------   ---------
                                LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Cash overdraft..................................  $    1,739        --                      1,739
  Current portion of long-term debt...............          89     5,314      (1,533)(2)      3,870
  Current portion of gas balancing liability......       5,000        --                      5,000
  Accounts payable................................      20,396     2,344                     22,740
  Retirement benefits payable to executives and
   directors......................................         672        --                        672
  Accrued expenses and other liabilities..........       3,078        --                      3,078
                                                    ----------  ----------   -----------   ---------
    Total current liabilities.....................      30,974     7,658      (1,533)        37,099
Long-term debt....................................     181,959    12,277     (12,277)(2)    181,959
Gas balancing liabilities.........................       5,926        --                      5,926
Retirement benefits payable to executives and
 directors........................................       2,951        --                      2,951
Other liabilities.................................      20,045       181                     20,226
Deferred revenue..................................      18,501        --                     18,501
Deferred taxes....................................          --       739                        739
Minority interest in Saxon Petroleum, Inc.........          --        --       8,528(1)       8,528
Shareholders' equity:
  Preferred stock.................................      24,356        --                     24,356
  Common stock....................................         955     7,677      (7,677)(1)      1,061
                                                                                 106(2)
  Capital surplus.................................     234,576        --       9,540(1)     248,280
                                                                               4,164(2)
  Retained earnings (deficit).....................    (214,032)    1,104      (1,104)(1)   (214,032)
  Foreign currency translation....................      (1,468)       --                     (1,468)
  Treasury stock..................................          --        --      (9,540)(1)
                                                                               9,540(2)
                                                    ----------  ----------   -----------   ---------
    Total shareholders' equity....................      44,387     8,781       5,029         58,197
                                                    ----------  ----------   -----------   ---------
                                                    $  304,743    29,636        (253)       334,126
                                                    ----------  ----------   -----------   ---------
                                                    ----------  ----------   -----------   ---------

                                                                    ATCOR      COMBINED      JEDI       PRO FORMA
                                                      ATCOR      ADJUSTMENTS    FOREST     EXCHANGE     COMBINED
                                                    HISTORICAL    (NOTE C)     AND ATCOR   (NOTE D)      FOREST
                                                    ----------   -----------   ---------  -----------   ---------

Current assets:
  Cash and cash equivalents.......................        --      141,528(1)      3,709                    3,709
                                                                 (135,759)(3)
                                                                   (5,700)(4)
  Accounts receivable.............................    20,715         (622)(3)    37,975                   37,975
  Other current assets............................     2,618                      6,545                    6,545
                                                    ----------   -----------   ---------  -----------   ---------
    Total current assets..........................    23,333         (553)       48,229                   48,229
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting
   method.........................................   332,699     (193,511)(3)  1,348,791                1,348,971
                                                                   (5,797)(5)
  Buildings, transportation and other equipment...    22,039       (1,212)(3)    26,362                   26,362
                                                                   (7,247)(5)
                                                    ----------   -----------   ---------  -----------   ---------
                                                     354,738     (207,767)     1,375,153                1,375,153
  Less accumulated depreciation, depletion and
   valuation allowance............................   172,943       38,160(2)    941,701                  941,701
                                                                 (211,103)(3)
                                                    ----------   -----------   ---------  -----------   ---------
    Net property and equipment....................   181,795      (34,824)      433,452                  433,452
Investment in and advances to affiliates..........        --                     11,452                   11,452
Other assets......................................     3,689       (1,990)(2)    35,860                   35,860
                                                                   25,953(3)
                                                                   (2,536)(5)
                                                    ----------   -----------   ---------  -----------   ---------
                                                     208,817      (13,950)      528,993                  528,993
                                                    ----------   -----------   ---------  -----------   ---------
                                                    ----------   -----------   ---------  -----------   ---------
                                LIABILITIES AND SH
Current liabilities:
  Cash overdraft..................................        --                      1,739                    1,739
  Current portion of long-term debt...............     3,700       (1,386)(5)     6,184                    6,184
  Current portion of gas balancing liability......        --                      5,000                    5,000
  Accounts payable................................    19,814        1,850(3)     46,032                   46,032
                                                                    1,628(5)
  Retirement benefits payable to executives and
   directors......................................        --                        672                      672
  Accrued expenses and other liabilities..........        --                      3,078                    3,078
                                                    ----------   -----------   ---------  -----------   ---------
    Total current liabilities.....................    23,514        2,092        62,705                   62,705
Long-term debt....................................    14,194       (5,700)(4)   176,259    (5,711)(1)    170,548
                                                                  (14,194)(5)
Gas balancing liabilities.........................        --                      5,926                    5,926
Retirement benefits payable to executives and
 directors........................................        --                      2,951                    2,951
Other liabilities.................................     2,584       (1,963)(3)    20,847                   20,847
Deferred revenue..................................        --                     18,501                   18,501
Deferred taxes....................................    38,297          152(2)     33,552                   33,552
                                                                   (4,008)(3)
                                                                   (1,628)(5)
Minority interest in Saxon Petroleum, Inc.........        --                      8,528                    8,528
Shareholders' equity:
  Preferred stock.................................        --                     24,356                   24,356
  Common stock....................................   100,482        1,094(1)      2,155       168(1)       2,323
                                                                 (100,482)(3)
  Capital surplus.................................        --      140,433(1)    388,713                  394,256
                                                                    2,725(2)                5,543(1)
                                                                   (2,725)(3)
  Retained earnings (deficit).....................    29,746      (43,027)(2)  (214,032 )               (214,032 )
                                                                   13,281(3)
  Foreign currency translation....................        --                     (1,468 )                 (1,468 )
  Treasury stock..................................        --           --                      --

                                                    ----------   -----------   ---------  -----------   ---------
    Total shareholders' equity....................   130,228       11,299       199,724     5,711        205,435
                                                    ----------   -----------   ---------  -----------   ---------
                                                     208,817      (13,950)      528,993                  528,993
                                                    ----------   -----------   ---------  -----------   ---------
                                                    ----------   -----------   ---------  -----------   ---------


  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION

         CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS (NOTE A)

                      NINE MONTHS ENDED SEPTEMBER 30, 1995
                                  (UNAUDITED)

                                                                       SAXON       COMBINED                    ATCOR
                                            FOREST       SAXON      ADJUSTMENTS   FOREST AND     ATCOR      ADJUSTMENTS
                                          HISTORICAL   HISTORICAL    (NOTE B)       SAXON      HISTORICAL    (NOTE C)
                                          ----------   ----------   -----------   ----------   ----------   -----------
                                                           (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
Revenue:
  Oil and gas sales.....................   $ 60,154      6,700                      66,854       28,697
  Gas marketing and processing..........         --         --                          --      113,620
  Miscellaneous, net....................        374      1,050                       1,424           90        (172)(7)
                                          ----------     -----          ---       ----------   ----------   -----------
      Total revenue.....................     60,528      7,750                      68,278      142,407        (172)
Expenses:
  Oil and gas production................     16,576      3,313                      19,889        9,142
  Cost of gas sold and processed........         --         --                          --      105,595
  General and administrative............      5,761        615                       6,376        2,656        (333)(8)
  Interest..............................     19,100        370         (249)(3)     19,221        1,923        (346)(6)
                                                                                                             (1,100)(9)
  Depreciation and depletion............     33,631      3,081                      36,712       19,095      (4,514)(2)
                                                                                                             (1,854)(10)
  Provision for impairment of oil and
   gas properties.......................         --         --                          --           --      10,777(2)
                                                                                                            (10,777)(11)
  Minority interest in earnings of Saxon
   Petroleum, Inc.......................         --         --           77(4)          77           --
                                          ----------     -----          ---       ----------   ----------   -----------
      Total expenses....................     75,068      7,379         (172)        82,275      138,411      (8,147)
                                          ----------     -----          ---       ----------   ----------   -----------
Earnings (loss) before income taxes.....    (14,540)       371          172        (13,997)       3,996       7,975
Income tax expense (benefit)............         (7)       335          110(5)         438        2,577      (3,832)(2)
                                                                                                              4,779(11)
                                                                                                              1,454(12)
                                          ----------     -----          ---       ----------   ----------   -----------
Net earnings (loss).....................   $(14,533)        36           62        (14,435)       1,419       5,574
                                          ----------     -----          ---       ----------   ----------   -----------
                                          ----------     -----          ---       ----------   ----------   -----------
Weighted average number of common shares
 outstanding............................      6,611
                                          ----------
                                          ----------
Net loss attributable to common stock...   $(16,153)
                                          ----------
                                          ----------
Primary and fully diluted earnings loss
 per share..............................   $  (2.44)
                                          ----------
                                          ----------

                                          COMBINED
                                           FOREST       JEDI       PRO FORMA
                                            AND       EXCHANGE     COMBINED
                                           ATCOR      (NOTE D)      FOREST
                                          --------   -----------   ---------

Revenue:
  Oil and gas sales.....................   95,551                    95,551
  Gas marketing and processing..........  113,620                   113,620
  Miscellaneous, net....................    1,342                     1,342
                                          --------   -----------   ---------
      Total revenue.....................  210,513                   210,513
Expenses:
  Oil and gas production................   29,031                    29,031
  Cost of gas sold and processed........  105,595                   105,595
  General and administrative............    8,699                     8,699
  Interest..............................   19,698     (1,200)(2)     18,498

  Depreciation and depletion............   49,439                    49,439

  Provision for impairment of oil and
   gas properties.......................       --

  Minority interest in earnings of Saxon
   Petroleum, Inc.......................       77                        77
                                          --------   -----------   ---------
      Total expenses....................  212,539     (1,200)       211,339
                                          --------   -----------   ---------
Earnings (loss) before income taxes.....   (2,026)     1,200           (826)
Income tax expense (benefit)............    5,416                     5,416

                                          --------   -----------   ---------
Net earnings (loss).....................   (7,442)     1,200         (6,242)
                                          --------   -----------   ---------
                                          --------   -----------   ---------
Weighted average number of common shares
 outstanding............................                             20,291
                                                                   ---------
                                                                   ---------
Net loss attributable to common stock...                            $(7,862)
                                                                   ---------
                                                                   ---------
Primary and fully diluted earnings loss
 per share..............................                            $  (.39)
                                                                   ---------
                                                                   ---------


  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION

         CONDENSED PRO FORMA COMBINED STATEMENT OF OPERATIONS (NOTE A)

                          YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)

                                                                     SAXON AD-     COMBINED
                                            FOREST       SAXON       JUSTMENTS    FOREST AND     ATCOR
                                          HISTORICAL   HISTORICAL    (NOTE B)       SAXON      HISTORICAL
                                          ----------   ----------   -----------   ----------   ----------
                                                    (IN THOUSANDS EXCEPT FOR PER SHARE AMOUNTS)
Revenue:
  Oil and gas sales.....................   $114,541      8,028                     122,569       37,228
  Gas marketing and processing..........         --         --                          --       97,828
  Miscellaneous, net....................      1,406         --                       1,406        2,725
                                          ----------     -----          ---       ----------   ----------
      Total revenue.....................    115,947      8,028                     123,975      137,781
Expenses:
  Oil and gas production................     22,384      3,067                      25,451        9,518
  Cost of gas sold and processed........         --         --                          --       91,535
  General and administrative............     11,166        815                      11,981        3,510
  Interest..............................     26,773        359         (239)(3)     26,893        2,967
  Depreciation and depletion............     65,468      2,839                      68,307       20,821
  Provision for impairment of oil and
   gas properties.......................     58,000         --                      58,000           --
  Minority interest in earnings of Saxon
   Petroleum, Inc.......................         --         --          426(4)         426           --
                                          ----------     -----          ---       ----------   ----------
      Total expenses....................    183,791      7,080          187        191,058      128,351
                                          ----------     -----          ---       ----------   ----------
Earnings (loss) before income taxes and
 cumulative effects of change in
 accounting principle...................    (67,844)       948         (187)       (67,083)       9,430
Income tax expense (benefit)............          9        112          105(5)         226        5,170
                                          ----------     -----          ---       ----------   ----------
Earnings (loss) before cumulative
 effects of change in accounting
 principle..............................    (67,853)       836         (292)       (67,309)       4,260
Cumulative effects of change in
 accounting principle for oil and gas
 sales..................................    (13,990)        --                     (13,990)          --
                                          ----------     -----          ---       ----------   ----------
Net earnings (loss).....................   $(81,843)       836         (292)       (81,299)       4,260
                                          ----------     -----          ---       ----------   ----------
                                          ----------     -----          ---       ----------   ----------
Weighted average number of common shares
 outstanding............................      5,619
                                          ----------
                                          ----------
Net loss attributable to common stock...   $(84,004)
                                          ----------
                                          ----------
Primary and fully diluted loss per
 share..................................   $ (14.95)
                                          ----------
                                          ----------

                                           ATCOR AD-     COMBINED       JEDI       PRO FORMA
                                           JUSTMENTS    FOREST AND    EXCHANGE     COMBINED
                                           (NOTE C)       ATCOR       (NOTE D)      FOREST
                                          -----------   ----------   -----------   ---------

Revenue:
  Oil and gas sales.....................                 159,797                    159,797
  Gas marketing and processing..........                  97,828                     97,828
  Miscellaneous, net....................       (75)(7)     4,056                      4,056
                                          -----------   ----------   -----------   ---------
      Total revenue.....................       (75)      261,681                    261,681
Expenses:
  Oil and gas production................                  34,969                     34,969
  Cost of gas sold and processed........                  91,535                     91,535
  General and administrative............      (444)(8)    15,047                     15,047
  Interest..............................      (461)(6)    27,932      (1,500)(2)     26,432
                                            (1,467)(9)
  Depreciation and depletion............    (3,221)(2)    82,292                     82,292
                                            (3,615)(10)
  Provision for impairment of oil and
   gas properties.......................    19,726(2)     58,000                     58,000
                                           (19,726)(11)
  Minority interest in earnings of Saxon
   Petroleum, Inc.......................                     426                        426
                                          -----------   ----------   -----------   ---------
      Total expenses....................    (9,208)      310,201      (1,500)       308,701
                                          -----------   ----------   -----------   ---------
Earnings (loss) before income taxes and
 cumulative effects of change in
 accounting principle...................     9,133        48,520       1,500        (47,020)
Income tax expense (benefit)............    (8,253)(2)     8,334                      8,334
                                             8,746(11)
                                             2,445(12)
                                          -----------   ----------   -----------   ---------
Earnings (loss) before cumulative
 effects of change in accounting
 principle..............................     6,195       (56,854)      1,500        (55,354)
Cumulative effects of change in
 accounting principle for oil and gas
 sales..................................                 (13,990)                   (13,990)
                                          -----------   ----------   -----------   ---------
Net earnings (loss).....................     6,195       (70,844)      1,500        (69,344)
                                          -----------   ----------   -----------   ---------
                                          -----------   ----------   -----------   ---------
Weighted average number of common shares
 outstanding............................                                             19,299
                                                                                   ---------
                                                                                   ---------
Net loss attributable to common stock...                                           $(71,505)
                                                                                   ---------
                                                                                   ---------
Primary and fully diluted loss per
 share..................................                                           $  (3.71)
                                                                                   ---------
                                                                                   ---------


  See accompanying notes to condensed pro forma combined financial statements.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

A.  BASIS OF PRESENTATION
    On December 20, 1995, Forest acquired a majority interest in Saxon Petroleum Inc. (Saxon), an oil and gas exploration and production company headquartered in Calgary, Alberta, Canada.

    Forest received from Saxon, in two closings, an aggregate of 53,100,000 common shares, warrants to purchase 5,300,000 common shares, and $15,500,000 Cdn of convertible preferred shares due November 15, 1998. Saxon received $1,500,000 Cdn in cash, 1,060,000 common shares of Forest and all of the preferred shares owned by Forest in Archean Energy, Ltd., a privately held oil and gas company based in Calgary.

    As a result of the transaction, Forest owns approximately 56% of the outstanding common shares of Saxon, including slightly less than 50% of the voting shares, and holds warrants and conversion rights for shares which, if fully exercised, constitute approximately 63% of Saxon's outstanding common stock. Pursuant to the terms of the agreement with Saxon, Forest has appointed four of seven directors to a newly-constituted board. In addition, Forest has the right to participate in any future equity issues undertaken by Saxon.

    The accompanying condensed pro forma combined balance sheet includes pro forma adjustments to give effect to the acquisition of the interest in Saxon as of September 30, 1995. The condensed pro forma combined statements of operations include the results of operations of Saxon for the respective periods presented and adjustments for the pro forma effects of the Saxon transaction.


    On December 12, 1995, the Company entered into an agreement with ATCOR Resources, Ltd, a Canadian corporation, and three of the controlling stockholders of ATCOR, pursuant to which the Company has agreed to acquire all of the outstanding capital stock of ATCOR for an aggregate cash consideration of approximately $186 million Cdn (or approximately $135 million, assuming an exchange rate of $1.38 Cdn to $1.00). The closing of the acquisition is subject to certain conditions, including obtaining certain U.S. and Canadian regulatory approvals and the completion of an offering of Forest's common stock. Forest will use a portion of the net proceeds of the Offerings to pay the costs of the ATCOR acquisition and related expenses. The closing of the acquisition is expected to occur immediately following the closing of the Offerings.


    ATCOR is engaged in oil and gas exploration and production and the marketing and processing of natural gas. ATCOR's principal reserves and producing properties are located in the Canadian provinces of Alberta, British Columbia and Saskatchewan.

    As part of the acquisition, Forest has agreed to sell certain assets of ATCOR to its controlling shareholders for an aggregate consideration of $21.5 million Cdn (or approximately $15.6 million, assuming an exchange rate of $1.38 Cdn to $1.00) These assets include one-half of ATCOR's interest in certain frontier lands, a portion of ATCOR's interest in an ethane extraction plant in Edmonton, Alberta, and certain marketable securities held by ATCOR in Trilon Financial Corporation.

    The accompanying condensed pro forma combined balance sheet includes pro forma adjustments to give effect to the sale of the common stock offered hereby and the use of a portion of the proceeds to fund the acquisition of ATCOR. The accompanying condensed pro forma combined financial statements also include pro forma adjustments to give effect to (i) the restatement of the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, (ii) the acquisition of ATCOR, and (iii) the sale of certain assets to ATCOR's controlling shareholders and the use of the proceeds therefrom to repay long-term debt of ATCOR.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

A.  BASIS OF PRESENTATION (CONTINUED)

    On January 24, 1996, JEDI exchanged 1,680,000 shares of Common Stock of Forest for approximately $22,400,000 principal amount of debt and warrants for 2,250,000 shares of common stock held currently by JEDI (the "B Warrants"). Pursuant to the JEDI Exchange, JEDI agreed to certain voting and transfer limitations regarding shares of Common Stock. In addition, JEDI would receive the right to elect a director if there has been a material adverse change in the price of the Common Stock or the rating of the Company's debt securities.



    Pursuant to the JEDI Exchange, the Company assumed JEDI's obligations under an option granted by JEDI (the "Anschutz Option"). Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the Anschutz Option, instead of the original B Warrant price of $10.00 per share, the Company would receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or
(b) $15.50. The Company is permitted to use proceeds from the exercise of the Anschutz Option for any corporate purpose.



    The accompanying condensed pro forma combined financial statements include pro forma adjustments to give effect to the JEDI Exchange.


B.  PRO FORMA ADJUSTMENTS FOR THE ACQUISITION OF THE SAXON INTEREST
    The following pro forma adjustments have been made to the historical balance sheet of Forest at September 30, 1995 and to the historical statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994:

        1. To record the transactions related to the purchase of the interest in Saxon by Forest.


        2. To reflect the sale of 1,060,000 shares of common stock of Forest owned by Saxon at an assumed offering price of $13.75 per share, less underwriting discounts and commissions of $765,000, and the use of the net proceeds therefrom to repay long-term debt of Saxon.


        3. To adjust interest expense of Saxon to reflect the payment of outstanding long-term debt using proceeds of the sale of the Forest shares owned by Saxon.

        4.  To recognize the minority interest in the earnings of Saxon.

        5. To record the income tax effects of the pro forma adjustments for the Saxon transaction.

C. PRO FORMA ADJUSTMENTS FOR THE ATCOR ACQUISITION
    The following pro forma adjustments have been made to the historical balance sheet of Forest at September 30, 1995 and to the historical statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994:


        1. To record the issuance of 10,940,000 shares of common stock by Forest at an assumed offering price of $13.75 per share, less estimated underwriting discounts and commissions and expenses of $8,897,000.


        2. To record the adjustments necessary to restate the historical financial statements of ATCOR to conform to U.S. generally accepted accounting principles, including recording provisions for impairment of oil and gas properties under the U.S. ceiling test and providing for income taxes under the liability method.

        3.  To record the purchase of ATCOR by Forest.

                             FOREST OIL CORPORATION
           NOTES TO CONDENSED PRO FORMA COMBINED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995
                                  (UNAUDITED)

C. PRO FORMA ADJUSTMENTS FOR THE ATCOR ACQUISITION (CONTINUED)

        4. To record the repayment of long term debt of Forest using a portion of the proceeds of the Offerings.


        5. To record the sale of certain assets to the controlling shareholders of ATCOR for $21,500,000 Cdn and the use of the proceeds therefrom to repay long-term debt of ATCOR. No gain or loss was recognized on the sale.


        6. To adjust interest expense of Forest to reflect the repayment of outstanding long-term debt using a portion of the proceeds of the Offerings.


        7. To eliminate dividend income on the investment in Trilon Financial Corporation to be sold to the controlling shareholders of ATCOR.

        8. To adjust general and administrative expense of ATCOR to reflect the elimination of administration and financial management fees charged by a controlling shareholder of ATCOR.

        9. To adjust interest expense of ATCOR to reflect the payment of outstanding long-term debt using proceeds of the sale of certain assets to the controlling shareholders of ATCOR.

        10. To adjust depletion and depreciation expense of ATCOR to reflect Forest's basis in the properties acquired.

        11. To reverse the provision for impairment of ATCOR's oil and gas properties recorded under U.S. generally accepted accounting principles, since Forest's basis in the properties is less than the ceiling limit.

        12. To record the income tax effects of the pro forma adjustments for the ATCOR acquisition.


D.  PRO FORMA ADJUSTMENTS FOR THE JEDI EXCHANGE

    The following pro forma adjustments have been made to the historical balance sheet of Forest at September 30, 1995 and to the historical statements of operations for the nine months ended September 30, 1995 and the year ended December 31, 1994:

        1. To reflect the exchange of 1,680,000 shares of Common Stock of Forest for certain debt and warrants currently held by JEDI.

        2. To adjust interest expense of Forest to reflect the reduction of the JEDI debt.

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT


The Board of Directors and Shareholders
Forest Oil Corporation


    We have reviewed the accompanying condensed consolidated balance sheet of Forest Oil Corporation and subsidiaries as of September 30, 1995, and the related condensed consolidated statements of production and operations and cash flows for the nine months ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with generally accepted accounting principals.


    We have previously audited in accordance with generally accepted auditing standards, the accompanying consolidated balance sheet of Forest Oil Corporation and subsidiaries as of December 31, 1994, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended (not presented herein); and in our report dated March 30, 1995, except as to Note 17 which is as of April 17, 1995 and the reverse stock split referred to in Note 1, which is as of January 8, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1994, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it was derived.



                                          KPMG PEAT MARWICK LLP



Denver, Colorado
December 29, 1995 (except as to the
reverse stock split referred to in Note 1, which is as of January 8, 1996)

                             FOREST OIL CORPORATION
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                     ASSETS

                                                                                   SEPTEMBER 30,    DECEMBER 31,
                                                                                        1995            1994
                                                                                   --------------  --------------
                                                                                           (IN THOUSANDS)
Current assets:
  Cash and cash equivalents......................................................   $      3,417           2,869
  Accounts receivable............................................................         15,299          20,418
  Other current assets...........................................................          3,499           2,231
                                                                                   --------------  --------------
    Total current assets.........................................................         22,215          25,518
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting method..........................      1,189,665       1,171,887
  Buildings, transportation and other equipment..................................         12,782          12,649
                                                                                   --------------  --------------
                                                                                       1,202,447       1,184,536
  Less accumulated depreciation, depletion and valuation allowance...............        941,701         907,927
                                                                                   --------------  --------------
    Net property and equipment...................................................        260,746         276,609
Investment in and advances to affiliate..........................................         11,452          11,652
Other assets.....................................................................         10,330          11,053
                                                                                   --------------  --------------
                                                                                    $    304,743         324,832
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Cash overdraft.................................................................   $      1,739           4,445
  Current portion of long-term debt..............................................             89           1,636
  Current portion of gas balancing liability.....................................          5,000           5,735
  Accounts payable...............................................................         20,396          26,557
  Retirement benefits payable to executives and directors........................            672             630
  Accrued expenses and other liabilities:
    Interest.....................................................................          1,970           4,318
    Other........................................................................          1,108           4,297
                                                                                   --------------  --------------
    Total current liabilities....................................................         30,974          47,618

Long-term debt...................................................................        181,959         207,054
Gas balancing liability..........................................................          5,926           8,525
Retirement benefits payable to executives and directors..........................          2,951           3,505
Other liabilities................................................................         20,045          16,136
Deferred revenue.................................................................         18,501          35,908
Shareholders' equity:
  Preferred stock................................................................         24,356          15,845
  Common stock...................................................................            955             566
  Capital surplus................................................................        234,576         192,337
  Accumulated deficit............................................................       (214,032)       (199,499)
  Foreign currency translation...................................................         (1,468)         (1,337)
  Treasury stock, at cost........................................................             --          (1,826)
                                                                                   --------------  --------------
    Total shareholders' equity...................................................         44,387           6,086
                                                                                   --------------  --------------
                                                                                    $    304,743         324,832
                                                                                   --------------  --------------
                                                                                   --------------  --------------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
         CONDENSED CONSOLIDATED STATEMENTS OF PRODUCTION AND OPERATIONS
                                  (UNAUDITED)

                                                       THREE MONTHS ENDED              NINE MONTHS ENDED
                                                 ------------------------------  ------------------------------
                                                 SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                                                      1995            1994            1995            1994
                                                 --------------  --------------  --------------  --------------
                                                     (IN THOUSANDS EXCEPT PRODUCTION AND PER SHARE AMOUNTS)
PRODUCTION
  Gas (MMCF)...................................         7,807          11,957          25,744          38,432
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
  Oil and condensate (thousand barrels)........           275             365             926           1,152
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
CONSOLIDATED STATEMENTS OF OPERATIONS
Revenue:
  Oil and gas sales:
    Gas........................................    $   13,139          21,874          45,141          74,323
    Oil and condensate.........................         4,236           5,830          14,764          16,825
    Products and other.........................            81              66             249             280
                                                 --------------       -------         -------    --------------
                                                       17,456          27,770          60,154          91,428
  Miscellaneous, net...........................           161             437             374           2,299
                                                 --------------       -------         -------    --------------
      Total revenue............................        17,617          28,207          60,528          93,727
Expenses:
  Oil and gas production.......................         5,379           5,419          16,576          16,647
  General and administrative...................         1,900           2,964           5,761           7,553
  Interest.....................................         6,679           6,602          19,100          20,077
  Depreciation and depletion...................        10,233          16,150          33,631          52,323
  Provision for impairment of oil and gas
   properties..................................            --          30,000              --          30,000
                                                 --------------       -------         -------    --------------
      Total expenses...........................        24,191          61,135          75,068         126,600
                                                 --------------       -------         -------    --------------
Loss before income taxes and cumulative effect
 of change in accounting principle.............        (6,574)        (32,928)        (14,540)        (32,873)
Income tax expense (benefit):
  Current......................................            --             (55)             (7)             29
                                                 --------------       -------         -------    --------------
Loss before cumulative effect of change in
 accounting principle..........................        (6,574)        (32,873)        (14,533)        (32,902)
Cumulative effect of change in method of
 accounting for oil and gas sales..............            --              --              --         (13,990)
                                                 --------------       -------         -------    --------------
Net loss.......................................    $   (6,574)        (32,873)        (14,533)        (46,892)
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
Weighted average number of common shares
 outstanding...................................         8,462           5,627           6,611           5,614
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
Net loss attributable to common stock..........    $   (7,114)        (33,414)        (16,153)        (48,513)
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
Primary and fully diluted loss per share:
  Loss before cumulative effect of change in
   accounting principle........................  $        (.84 )        (5.94  )        (2.44  )         (6.15 )
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------
  Net loss.....................................  $        (.84 )        (5.94  )        (2.44  )         (8.64 )
                                                 --------------       -------         -------    --------------
                                                 --------------       -------         -------    --------------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                                         NINE MONTHS ENDED
                                                                                   ------------------------------
                                                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                                                        1995            1994
                                                                                   --------------  --------------
                                                                                           (IN THOUSANDS)
Cash flows from operating activities:
  Loss before cumulative effect of change in accounting principle................    $  (14,533)        (32,902)
  Adjustments to reconcile loss before cumulative effect of change in accounting principle to net cash provided (used) by operating activities:
    Depreciation and depletion...................................................        33,631          52,323
    Provision for impairment of oil and gas properties...........................            --          30,000
    Other, net...................................................................         2,596           3,230
    Decrease in accounts receivable..............................................         5,119           2,339
    Decrease (increase) in other current assets..................................        (1,268)            653
    Decrease in accounts payable.................................................        (6,854)         (6,788)
    Increase (decrease) in accrued expenses and other liabilities................        (5,537)            425
    Proceeds from volumetric production payments.................................            --           4,353
    Amortization of deferred revenue.............................................       (17,407)        (27,790)
                                                                                   --------------       -------
      Net cash provided (used) by operating activities...........................        (4,253)         25,843
Cash flows from investing activities:
  Capital expenditures for property and equipment................................       (20,405)        (26,706)
  Proceeds from sales of property and equipment..................................         2,706          13,203
  Decrease (increase) in other assets, net.......................................           464          (1,895)
                                                                                   --------------       -------
      Net cash used by investing activities......................................       (17,235)        (15,398)
Cash flows from financing activities:
  Proceeds of bank debt..........................................................        61,200          12,500
  Repayments of bank debt........................................................       (74,400)        (10,500)
  Proceeds of stock and warrants issued, net of costs............................        41,060              --
  Proceeds of nonrecourse secured loan...........................................            --           1,400
  Repayments of nonrecourse secured loan.........................................        (1,143)             --
  Repayments of production payment...............................................        (1,708)         (2,394)
  Redemptions and purchases of subordinated debentures...........................            --          (7,171)
  Payment of preferred stock dividends...........................................          (540)         (1,621)
  Deferred debt costs............................................................          (482)           (702)
  Decrease in cash overdraft.....................................................        (2,706)           (430)
  Increase (decrease) in other liabilities, net..................................           756          (6,613)
                                                                                   --------------       -------
      Net cash provided (used) by financing activities...........................        22,037         (15,531)
Effect of exchange rate changes on cash..........................................            (1)            164
                                                                                   --------------       -------
Net increase (decrease) in cash and cash equivalents.............................           548          (4,922)
Cash and cash equivalents at beginning of period.................................         2,869           6,949
                                                                                   --------------       -------
Cash and cash equivalents at end of period.......................................    $    3,417           2,027
                                                                                   --------------       -------
                                                                                   --------------       -------
Cash paid during the period for:
  Interest.......................................................................    $   19,002          20,543
                                                                                   --------------       -------
                                                                                   --------------       -------
  Income taxes...................................................................    $       --               6
                                                                                   --------------       -------
                                                                                   --------------       -------

     See accompanying notes to condensed consolidated financial statements.

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(1) BASIS OF PRESENTATION:
    The condensed consolidated financial statements included herein are unaudited. In the opinion of management, all adjustments, consisting of normal recurring accruals, have been made which are necessary for a fair presentation of the financial position of the Company at September 30, 1995 and the results of operations for the nine month periods ended September 30, 1995 and 1994. Quarterly results are not necessarily indicative of expected annual results because of the impact of fluctuations in prices received for oil and natural gas and other factors. For a more complete understanding of the Company's operations and financial position, reference is made to the consolidated financial statements of the Company, and related notes thereto, filed with the Company's annual report on Form 10-K for the year ended December 31, 1994, previously filed with the Securities and Exchange Commission.


    Unless otherwise indicated, all share amounts, share prices and per share amounts have been adjusted to give effect to a 5 to 1 reverse stock split that occurred on January 8, 1996.


(2) LONG-TERM DEBT:
    The components of long-term debt are as follows:

                                                               SEPTEMBER 30,    DECEMBER 31,
                                                                    1995            1994
                                                               --------------  --------------
                                                                       (IN THOUSANDS)
Bank debt....................................................   $     19,800         33,000
Nonrecourse secured loan.....................................         46,069         57,840
Production payment obligation................................         16,826         18,534
11 1/4% Subordinated debentures..............................         99,353         99,316
                                                               --------------  --------------
                                                                     182,048        208,690
Less current portion.........................................            (89)        (1,636)
                                                               --------------  --------------
Long-term debt...............................................   $    181,959        207,054
                                                               --------------  --------------
                                                               --------------  --------------

    On August 11, 1995 the Company and the banks executed an amendment to the Company's credit facility pursuant to which the ratios required by the tests were amended. At September 30, 1995 the Company was in compliance with the covenants of its bank debt.

(3) EARNINGS (LOSS) PER SHARE:
    Primary  earnings  (loss) per  share is  computed  by dividing  net earnings
(loss) attributable to common stock by the weighted average number of common shares and common share equivalents outstanding during each period, excluding treasury shares. Net earnings (loss) attributable to common stock represents net earnings (loss) less preferred stock dividend requirements. Common share equivalents include, when applicable, dilutive stock options using the treasury stock method and warrants using the if converted method.

    Fully diluted earnings (loss) per share  assumes, in addition to the  above,
(i) that convertible debentures were converted at the beginning of each period or date of issuance, if later, with earnings being increased for interest expense, net of taxes, that would not have been incurred had conversion taken place, (ii) that convertible preferred stock was converted at the beginning of each period or date of issuance, if later, and (iii) any additional dilutive effect of stock options and warrants. The assumed exercises and conversions were antidilutive for the nine month periods ended September 30, 1995 and 1994.

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(4) CHANGE IN ACCOUNTING FOR OIL AND GAS SALES:
    The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue until such time as the Company had produced its share of the related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993 was a charge of $13,990,000 recorded in the first quarter of 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 information has been restated to reflect the change effective January 1, 1994.

(5) ANSCHUTZ AND JEDI TRANSACTIONS:
    During the second and third quarters of 1995, following receipt of shareholder approval, the Company consummated transactions with The Anschutz Corporation (Anschutz) and with Joint Energy Development Investments Limited Partnership (JEDI), a Delaware limited partnership the general partner of which is an affiliate of Enron Corp., in each case as described below.

ANSCHUTZ TRANSACTION:

    Pursuant to the Anschutz agreement, Anschutz purchased 3,760,000 shares of the Company's common stock and shares of a new series of preferred stock that are convertible into 1,240,000 additional shares of common stock for a total consideration of $45,000,000, or $9.00 per share. The preferred stock has liquidation preference and receives dividends ratably with the common stock. In addition, Anschutz received warrants to purchase 3,888,888 shares of the Company's common stock for $10.50 per share (the "A" Warrants). The A Warrants were originally exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months.

    The Anschutz investment was made in two closings. At the first closing, which occurred on May 19, 1995, Anschutz loaned the Company $9,900,000. The loan carried interest at 8% per annum. The loan was nonrecourse to the Company and was secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and a cash collateral account with an initial balance of $2,000,000. At the second closing, which occurred on July 27, 1995, the loan was converted into 1,100,000 shares of Forest's common stock. Also at the second closing, Anschutz purchased an additional 2,660,000 shares of common stock, the convertible preferred stock and the A warrants for $35,100,000. At the second closing, Anschutz also received from JEDI an option to purchase from JEDI up to 2,250,000 shares of common stock that JEDI may acquire from the Company upon exercise of the B warrants referred to below (the "Anschutz Option"). The Anschutz Option will terminate 36 months after the second closing, or earlier upon the conveyance by the Company of certain property to JEDI in satisfaction of the restructured JEDI loan, as described below.

    Pursuant to the Anschutz agreement, Anschutz agreed to certain voting, acquisition, and transfer limitations regarding shares of common stock for five years after the second closing, including (a) a limit

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(5) ANSCHUTZ AND JEDI TRANSACTIONS: (CONTINUED) on voting, subject to certain exceptions, that would require Anschutz to vote all equity securities of the Company owned by Anschutz having voting power in excess of an amount equal to 19.99% of the aggregate voting power of the equity securities of the Company then outstanding in the same proportion as all other equity securities of the Company voted with respect to the matter (other than equity securities owned by Anschutz) are voted, (b) the number of persons associated with Anschutz that may at any time be elected as directors of the Company is limited to three, and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the conversion of the new preferred stock, the exercise of the A Warrants or the option received from JEDI, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will be entitled to designate three of the Company's directors.

JEDI TRANSACTION:

    At the second closing, Forest and JEDI restructured JEDI's existing loan which had a principal balance on July 27, 1995 of approximately $62,368,000 before unamortized discount of $4,984,000. As a part of the restructuring, the existing JEDI loan balance was divided into two tranches: a $40,000,000 tranche, which bears interest at the rate of 12.5% per annum and is due on December 31, 2000; and an approximately $22,400,000 tranche, which does not bear interest and matures on December 31, 2002. JEDI also relinquished the net profits interest that it held in certain Forest properties and reduced the interest rate relating to the loan. In consideration, JEDI received warrants to purchase 2,250,000 shares of the Company's common stock for $10.00 per share (the "B" Warrants). The B Warrants will expire on the earlier of December 31, 2002 or 36 months following exercise of the Company's option to convey properties in satisfaction of the JEDI loan (the Conveyance Option). Also at the second closing, JEDI granted the Anschutz Option to Anschutz, pursuant to which Anschutz is entitled to purchase from JEDI up to 2,250,000 shares at a purchase price per share equal to the lesser of (a) $10.00 plus 18% per annum from the second closing date to the date of exercise of the option, or (b) $15.50. JEDI will satisfy its obligations under the Anschutz Option by exercising the B Warrants. Provided the Conveyance Option has not been exercised, the Company may terminate the B Warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $12.50 per share.

    As a result of the loan restructuring and the issuance of the B Warrants, the Company reduced the recorded amount of the related liability to approximately $45,493,000 and annual interest expense by approximately $2,000,000. Subject to certain conditions, the Company also received the right to satisfy the restructured JEDI loan by conveying to JEDI the properties securing the loan during a 30-day period beginning 18 months after the second closing or, if the A Warrants have been extended, during a 30-day period beginning 36 months after the second closing. Any such conveyance during the first 36 months after the second closing must be approved by Anschutz, if the Anschutz Option has not then been exercised or terminated. Prior to the exercise or termination of the JEDI option, JEDI has agreed that it will not assign all or any portion of the JEDI loan or the B Warrants to an unaffiliated person without the approval of the Company. The Company agreed to not give such approval without the consent of Anschutz.

    The Company agreed to use the proceeds from the exercise of the A Warrants to pay principal and interest on the $40 million tranche of the JEDI loan and to use proceeds from the exercise of the B Warrants to repay the remaining tranche of the JEDI loan.

                             FOREST OIL CORPORATION
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                 NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
                                  (UNAUDITED)

(5) ANSCHUTZ AND JEDI TRANSACTIONS: (CONTINUED)

JEDI EXCHANGE:



    On January 24, 1996, JEDI exchanged the $22,400,000 tranche and the B Warrants for 1,680,000 shares of Common Stock (the "JEDI Exchange"). As a result of the JEDI Exchange, the Company expects that noncash interest expense will be reduced by an additional $1.5 million per year. The JEDI Exchange eliminated the Conveyance Option described above and provides for other changes to the JEDI loan agreement that would have the effect of increasing the Company's flexibility with respect to the development of the properties securing the JEDI indebtedness. Pursuant to the JEDI Exchange, JEDI entered into a shareholders agreement with the Company (the "JEDI Shareholders Agreement") that limits JEDI's right to vote its shares of Common Stock and, except in certain circumstances, to transfer its shares before July 27, 1998. The JEDI Shareholders Agreement also entitles JEDI to designate a member of the Company's Board of Directors if the average price of the Common Stock over a period of 30 trading days is less than or equal to $8.75 per share or if there is a substantial downgrading in the rating of the Company's debt securities. The JEDI Shareholders Agreement will terminate upon the termination of the Anschutz shareholders agreement or earlier if the shares acquired by JEDI pursuant to the JEDI Exchange and still held by JEDI are less than 3% of the outstanding shares of Common Stock.



    Pursuant to the JEDI Exchange, the Company assumed JEDI's obligations under the Anschutz Option. Under the Anschutz Option, the Company is obligated to issue shares directly to Anschutz that previously would have been issued to JEDI pursuant to the B Warrants. Upon the exercise of the Anschutz Option, instead of the B Warrant price of $10.00 per share, the Company will receive an amount equal to the lesser of (a) $10.00 plus 18% per annum from July 27, 1995 to the date of exercise of the option, or (b) $15.50. The Company is permitted to use proceeds from the exercise of the Anschutz Option for any corporate purpose.


(6) SAXON PETROLEUM ACQUISITION:
    On December 20, 1995 Forest acquired a majority interest in Saxon Petroleum Inc. (Saxon), an oil and gas exploration and production company headquartered in Calgary, Alberta Canada.

    Forest received from Saxon, in two closings, an aggregate of 53,100,000 common shares, warrants to purchase 5,300,000 common shares, and $15,500,000 Cdn of convertible preferred shares due November 15, 1998. Saxon received $1,500,000 Cdn in cash, 1,060,000 common shares of Forest and all of the preferred shares owned by Forest in Archean Energy, Ltd., a privately held oil and gas company based in Calgary.

    At the completion of the transaction, Forest owns approximately 56% of the outstanding common shares of Saxon, including slightly less than 50% of the voting shares, and holds warrants and conversion rights for shares which, if fully exercised, constitute approximately 63% of Saxon's outstanding common stock. Pursuant to the terms of the agreement with Saxon, Forest has appointed four of seven directors to a newly-constituted board. In addition, Forest has the right to participate in any future equity issues undertaken by Saxon.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Forest Oil Corporation:


    We have audited the accompanying consolidated balance sheets of Forest Oil Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Oil Corporation and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994.

    As discussed in Notes 6 and 10 of Notes to Consolidated Financial Statements, the Company adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for
Income Taxes" and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" in 1993.


                                          KPMG PEAT MARWICK LLP


Denver, Colorado

March 30, 1995, except as to Note 17
which is as of April 17, 1995 and the
reverse stock split referred to in Note 1, which is as of January 8, 1996

                             FOREST OIL CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1994           1993
                                                                                      -------------  -------------
                                                                                             (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.........................................................  $       2,869          6,949
  Accounts receivable...............................................................         20,418         25,257
  Other current assets..............................................................          2,231          3,309
      Total current assets..........................................................         25,518         35,515
Property and equipment, at cost:
  Oil and gas properties -- full cost accounting method (Note 2)....................      1,171,887      1,140,656
  Buildings, transportation and other equipment.....................................         12,649         12,420
                                                                                      -------------  -------------
                                                                                          1,184,536      1,153,076
  Less accumulated depreciation, depletion and valuation allowance..................        907,927        787,380
    Net property and equipment......................................................        276,609        365,696
Investment in and advances to affiliate (Note 3)....................................         11,652         16,451
Other assets........................................................................         11,053          9,093
                                                                                      -------------  -------------
                                                                                      $     324,832        426,755
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Cash overdraft...................................................  $    4,445       3,894
  Current portion of long-term debt (Notes 4 and 17)...............       1,636      11,542
  Current portion of gas balancing liability.......................       5,735          --
  Accounts payable.................................................      26,557      28,348
  Retirement benefits payable to executives and directors (Note
   10).............................................................         630         553
  Accrued expenses and other liabilities:
    Interest.......................................................       4,318       3,817
    Other..........................................................       4,297       1,857
                                                                     ----------  ----------
      Total current liabilities....................................      47,618      50,011
Commitments and contingencies (Notes 10 and 12)
Long-term debt (Notes 4 and 17)....................................     207,054     194,307
Retirement benefits payable to executives and directors (Note
 10)...............................................................       3,505       4,135
Gas balancing liability............................................       8,525          --
Other liabilities..................................................      16,136      22,918
Deferred revenue (Note 5)..........................................      35,908      67,228
Shareholders' equity (Notes 4, 7, 8 and 17):
  Preferred stock..................................................      15,845      15,845
  Common stock.....................................................         566         565
  Capital surplus..................................................     192,337     195,977
  Accumulated deficit..............................................    (199,499)   (117,656)
  Foreign currency translation.....................................      (1,337)       (785)
  Treasury stock, at cost..........................................      (1,826)     (5,790)
                                                                     ----------  ----------
      Total shareholders' equity...................................       6,086      88,156
                                                                     ----------  ----------
                                                                     $  324,832     426,755
                                                                     ----------  ----------
                                                                     ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                                           AMOUNTS)
Revenue:
  Oil and gas sales:
    Gas....................................................................  $    91,309       77,249       72,011
    Oil and condensate.....................................................       22,874       25,341       26,299
    Products and other.....................................................          358          293          929
                                                                             -----------  -----------  -----------
                                                                                 114,541      102,883       99,239
  Miscellaneous, net.......................................................        1,406        2,265       13,947
                                                                             -----------  -----------  -----------
    Total revenue..........................................................      115,947      105,148      113,186
Expenses:
  Oil and gas production...................................................       22,384       19,540       15,865
  General and administrative...............................................       11,166       12,003       11,611
  Interest.................................................................       26,773       23,729       27,800
  Depreciation and depletion...............................................       65,468       60,581       46,624
  Provision for impairment of oil and gas properties.......................       58,000           --           --
                                                                             -----------  -----------  -----------
    Total expenses.........................................................      183,791      115,853      101,900
                                                                             -----------  -----------  -----------
Earnings (loss) before income taxes, cumulative effects of changes in
 accounting principles and extraordinary item..............................      (67,844)     (10,705)      11,286
Income tax expense (benefit) (Note 6):
  Current..................................................................            9          254          435
  Deferred.................................................................           --       (1,604)       3,553
                                                                             -----------  -----------  -----------
                                                                                       9       (1,350)       3,988
                                                                             -----------  -----------  -----------
Earnings (loss) before cumulative effects of changes in accounting
 principles and extraordinary item.........................................      (67,853)      (9,355)       7,298
Cumulative effects of changes in accounting principles:
  Oil and gas sales (Note 1)...............................................      (13,990)          --           --
  Postretirement benefits, net of income tax benefit of $1,639,000 (Note
   10).....................................................................           --       (3,183)          --
  Income taxes (Note 6)....................................................           --        2,060           --
                                                                             -----------  -----------  -----------
                                                                                 (13,990)      (1,123)          --
Earnings (loss) before extraordinary item..................................      (81,843)     (10,478)       7,298
Extraordinary item -- extinguishment of debt, net of income tax benefit of
 $4,652,000 in 1993 (Note 4)...............................................           --      (10,735)          --
                                                                             -----------  -----------  -----------
Net earnings (loss)........................................................  $   (81,843)     (21,213)       7,298
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Weighted average number of common shares outstanding.......................        5,619        4,399        2,755
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Net earnings (loss) attributable to common stock...........................  $   (84,004)     (23,463)       4,950
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                (IN THOUSANDS EXCEPT PER SHARE
                                                                                           AMOUNTS)
Pro forma amounts assuming the change in accounting for oil and gas sales is applied retroactively:
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item.......................................               $    (3,962)      13,151
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Net earnings (loss)......................................................                   (15,820)      13,151
                                                                                          -----------  -----------
                                                                                          -----------  -----------
Primary earnings (loss) per common share (1):
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item.......................................  $    (12.46)       (2.64)        1.80
  Cumulative effects of changes in accounting principles...................        (2.49)        (.26)          --
                                                                             -----------  -----------  -----------
  Earnings (loss) before extraordinary item................................       (14.95)       (2.90)        1.80
  Extraordinary item -- extinguishment of debt.............................           --        (2.44)          --
                                                                             -----------  -----------  -----------
  Net earnings (loss) attributable to common stock.........................  $    (14.95)       (5.34)        1.80
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Pro forma amounts assuming the change in accounting for oil and gas sales is applied retroactively:
  Primary earnings (loss) per common share:
    Earnings (loss) before cumulative effects of changes in accounting
     principles and extraordinary item.....................................                     (1.41)        3.92
                                                                                          -----------  -----------
                                                                                          -----------  -----------
    Net earnings (loss) attributable to common stock.......................                     (4.11)        3.92
                                                                                          -----------  -----------
                                                                                          -----------  -----------
  Fully diluted earnings (loss) per common share:
    Earnings (loss) before cumulative effects of changes in accounting
     principles and extraordinary item.....................................                     (1.41)        2.55
                                                                                          -----------  -----------
                                                                                          -----------  -----------
    Net earnings (loss) attributable to common stock.......................                     (4.11)        2.55
                                                                                          -----------  -----------
                                                                                          -----------  -----------

------------------------
(1) Fully  diluted earnings  (loss) per share  was the same  as primary earnings
    (loss) per share in all years except 1992. In 1992, fully diluted earnings per share was $1.45.

          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                     $.75
                                  CONVERTIBLE                                                        FOREIGN
                                   PREFERRED     COMMON       CLASS B     CAPITAL    ACCUMULATED    CURRENCY     TREASURY
                                     STOCK        STOCK        STOCK      SURPLUS      DEFICIT     TRANSLATION     STOCK
                                  -----------  -----------  -----------  ---------  -------------  -----------  -----------
                                                                       (IN THOUSANDS)
Balance December 31, 1991.......   $  17,280          190           75     150,130      (103,741)       2,476      (11,570)
  Net earnings..................          --           --           --          --         7,298           --           --
  $.75 Convertible Preferred
   Stock dividends paid in
   Common Stock (Note 7)........          --           31           --         (31)           --           --           --
  Conversions of $.75
   Convertible Preferred Stock
   to Common Stock..............         (66)           1           --          65            --           --           --
  Issuance of Common Stock in
   payment of executive
   retirement liability (Note
   10)..........................          --            3           --         186            --           --           --
  Treasury stock contributed to
   the Retirement Savings Plan
   and other....................          --            2           (2)     (3,758)           --           --        4,215
  Foreign currency
   translation..................          --           --           --          --            --       (2,903)          --
                                  -----------  -----------         ---   ---------  -------------  -----------  -----------
Balance December 31, 1992.......      17,214          227           73     146,592       (96,443)        (427)      (7,355)
  Net loss......................          --           --           --          --       (21,213)          --
  Common Stock issued, net of
   offering costs (Note 8)......          --          222           --      51,284            --           --           --
  $.75 Convertible Preferred
   Stock dividends paid in
   Common Stock (Note 7)........          --           13           --         (13)           --           --           --
  Conversions of $.75
   Convertible Preferred Stock
   to Common Stock..............      (1,369)          17           --       1,352            --           --           --
  Reclassification of Class B to
   Common Stock (Note 8)........          --           79          (72)         (7)           --           --           --
  Exercise of employee stock
   options (Note 8).............          --            3           --         393            --           --           --
  Stock issued to the Retirement
   Savings Plan for profit
   sharing contributions (Note
   10)..........................          --            3           --         612            --           --           --
  Unfunded pension liability
   (Note 10)....................          --           --           --      (3,038)           --
  Treasury stock contributed to
   the Retirement Savings Plan
   and other....................          --            1           (1)     (1,198)           --           --        1,565
  Foreign currency
   translation..................          --           --           --          --            --         (358)          --
                                  -----------  -----------         ---   ---------  -------------  -----------  -----------
Balance December 31, 1993.......      15,845          565           --     195,977      (117,656)        (785)      (5,790)
  Net loss......................          --           --           --          --       (81,843)          --           --
  Exercise of employee stock
   options (Note 8).............          --            1           --         104            --           --           --
  $.75 Convertible Preferred
   Stock dividends paid in cash
   (Note 7).....................          --           --           --      (2,161)           --           --           --
  Treasury stock issued to the
   Retirement Savings Plan for
   profit sharing contributions
   (Note 10)....................          --           --           --        (824)           --           --        1,035
  Treasury stock contributed to
   the Retirement Savings Plan
   and other....................          --           --           --        (759)           --           --        2,929
  Foreign currency
   translation..................          --           --           --          --            --         (552)          --
                                  -----------  -----------         ---   ---------  -------------  -----------  -----------
Balance December 31, 1994.......   $  15,845          566           --     192,337      (199,499)      (1,337)      (1,826)
                                  -----------  -----------         ---   ---------  -------------  -----------  -----------
                                  -----------  -----------         ---   ---------  -------------  -----------  -----------

                             FOREST OIL CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                    YEARS ENDED DECEMBER 31,
                                                                                ---------------------------------
                                                                                  1994        1993        1992
                                                                                ---------  -----------  ---------
                                                                                         (IN THOUSANDS)
Cash flows from operating activities:
  Earnings (loss) before cumulative effects of changes in accounting
   principles and extraordinary item..........................................  $ (67,853)      (9,355)     7,298
  Adjustments to reconcile earnings (loss) before cumulative effects of changes in accounting principles and extraordinary item to net cash provided by operating activities:
    Depreciation and depletion................................................     65,468       60,581     46,624
    Provision for impairment of oil and gas properties........................     58,000           --         --
    Deferred Federal income tax expense (benefit).............................         --       (1,604)     3,553
    Other, net................................................................      5,372        3,045      3,387
                                                                                ---------  -----------  ---------
                                                                                   60,987       52,667     60,862
    Net changes in other operating assets and liabilities:
      (Increase) decrease in accounts receivable..............................      4,839        2,264     (3,447)
      (Increase) decrease in other current assets.............................      1,078          375     (1,903)
      Increase (decrease) in accounts payable.................................      4,021      (12,668)    13,090
      Increase (decrease) in accrued expenses and other liabilities...........      2,941       (1,078)     1,772
      Proceeds from volumetric production payments............................      4,353       40,468     45,057
      Amortization of deferred revenue........................................    (35,673)     (40,306)   (18,190)
                                                                                ---------  -----------  ---------
        Net cash provided by operating activities.............................     42,546       41,722     97,241
Cash flows from investing activities:
  Capital expenditures for property and equipment.............................    (42,780)    (171,166)  (107,425)
  Proceeds of sales of property and equipment, net............................     12,941        2,997     25,730
  Increase in other assets, net...............................................     (2,468)      (1,965)    (1,659)
                                                                                ---------  -----------  ---------
        Net cash used by investing activities.................................    (32,307)    (170,134)   (83,354)
Cash flows from financing activities:
  Proceeds of long-term bank debt.............................................     31,500       25,000      9,623
  Repayments of long-term bank debt...........................................    (23,500)          --     (9,623)
  Proceeds of nonrecourse secured loan........................................      1,400       57,400         --
  Proceeds of production payment..............................................         --           --     28,805
  Repayments of production payment............................................     (2,771)      (5,980)    (1,520)
  Proceeds of common stock offering, net of offering costs....................         --       51,506         --
  Issuance of senior subordinated notes, net of offering costs................         --       95,827         --
  Redemptions and repurchases of subordinated debentures and secured notes....     (7,171)    (148,918)    (1,115)
  Payment of preferred stock dividends........................................     (2,161)          --         --
  Deferred debt and exchange offer costs......................................       (772)      (1,336)      (285)
  Increase (decrease) in cash overdraft.......................................        551       (1,347)     2,963
  Increase (decrease) in other liabilities, net...............................    (11,307)        (266)     1,998
                                                                                ---------  -----------  ---------
        Net cash provided (used) by financing activities......................    (14,231)      71,886     30,846
Effect of exchange rate changes on cash.......................................        (88)         (12)      (110)
                                                                                ---------  -----------  ---------
Net increase (decrease) in cash and cash equivalents..........................     (4,080)     (56,538)    44,623
Cash and cash equivalents at beginning of year................................      6,949       63,487     18,864
                                                                                ---------  -----------  ---------
Cash and cash equivalents at end of year......................................  $   2,869        6,949     63,487
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------
Cash paid during the year for:
Interest......................................................................  $  23,989       23,123     26,079
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------
Income taxes..................................................................  $       9          452        177
                                                                                ---------  -----------  ---------
                                                                                ---------  -----------  ---------


          See accompanying Notes to Consolidated Financial Statements.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


    BASIS OF PRESENTATION -- Unless otherwise indicated, all share amounts, share prices and per share amounts have been adjusted to give effect to a 5 to 1 reverse stock split that occurred on January 8, 1996.


    BASIS OF CONSOLIDATION -- The consolidated financial statements include the accounts of Forest Oil Corporation (the Company) and its wholly-owned subsidiaries. Significant intercompany balances and transactions are eliminated.

    CASH EQUIVALENTS -- For purposes of the statements of cash flows, the Company considers all debt instruments with original maturities of three months or less to be cash equivalents.

    PROPERTY AND EQUIPMENT -- The Company uses the full cost method of accounting for oil and gas properties. Presently, the Company's operations are conducted in the United States. All costs incurred in the acquisition, exploration and development of properties (including costs of surrendered and abandoned leaseholds, delay lease rentals, dry holes and overhead related to exploration and development activities) are capitalized. Capitalized costs are depleted using the units of production method. A reserve is provided for estimated future costs of site restoration, dismantlement and abandonment activities as a component of depletion. Unusually significant investments in unproved properties, including related capitalized interest costs, are not depleted pending the determination of the existence of proved reserves. As of December 31, 1994, 1993 and 1992, there were undeveloped property costs of $30,441,000, $41,216,000 and $18,306,000, respectively, in the United States which were not being depleted.

    Depletion per unit of production was determined based on conversion to common units of measure using one barrel of oil as an equivalent to six MCF of natural gas. Depletion per unit of production (MCFE) for each of the Company's cost centers was as follows:

                                                   UNITED STATES     CANADA
                                                  ---------------  -----------
1994............................................     $    1.13      $      --
1993............................................          1.19             --
1992............................................          1.21           1.19

    Capitalized costs less related accumulated depletion and deferred income taxes may not exceed the sum of (1) the present value of future net revenue from estimated production of proved oil and gas reserves; plus (2) the cost of properties not being amortized, if any; plus (3) the lower of cost or estimated fair value of unproved properties included in the costs being amortized, if any; less (4) income tax effects related to differences in the book and tax basis of oil and gas properties. As a result of this limitation on capitalized costs, the accompanying financial statements include a provision for impairment of oil and gas property costs of $58,000,000 in 1994. There was no impairment of oil and gas property costs in 1993 or 1992.

    Gain or loss is recognized only on the sale of oil and gas properties involving significant reserves.

    Buildings, transportation and other equipment are depreciated on the straight-line method based upon estimated useful lives of the assets ranging from five to forty-five years.

    OIL AND GAS SALES -- The Company changed its method of accounting for oil and gas sales from the sales method to the entitlements method effective January 1, 1994. Under the sales method previously used by the Company, all proceeds from production credited to the Company were recorded as revenue

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) until such time as the Company had produced its share of related reserves. Under the entitlements method, revenue is recorded based upon the Company's share of volumes sold, regardless of whether the Company has taken its proportionate share of volumes produced.

    Under the entitlements method, the Company records a receivable or payable to the extent it receives less or more than its proportionate share of the related revenue. The Company believes that the entitlements method is preferable because it allows for recognition of revenue based on the Company's actual share of jointly owned production and provides a better matching of revenue and related expenses.

    The cumulative effect of the change for the periods through December 31, 1993 was a charge of $13,990,000. The effect of this change on 1994 was an increase in earnings from operations of $3,584,000 and an increase in production volumes of 1,555,000 MCF. There were no related income tax effects in 1994. As the Company adopted this change in the fourth quarter of 1994, previously reported 1994 quarterly information has been restated to reflect the change effective January 1, 1994. See Note 15 for restated selected quarterly financial data. The pro forma amounts shown on the consolidated statements of operations have been adjusted for the effect of the retroactive application of the change and related income taxes.

    As of December 31, 1994 the Company had produced approximately 8.4 BCF more than its entitled share of production. The estimated value of this imbalance is approximately $14,260,000, which is reflected on the accompanying balance sheet as a short-term liability of $5,735,000 and a long-term liability of $8,525,000.

    HEDGING TRANSACTIONS -- In order to minimize exposure to fluctuations in oil and natural gas prices, the Company hedges the price of future oil and natural gas production by entering into certain contracts and financial arrangements. Gains and losses related to these hedging transactions are recognized as adjustments to revenue recorded for the related production. Costs associated with the purchase of certain hedge instruments are deferred and amortized against revenue related to hedged production.

    INCOME TAXES -- The adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109), effective January 1, 1993 changed the Company's method of accounting for income taxes from the deferred method to an asset and liability method. Previously, the Company deferred the tax effects of timing differences between financial reporting and taxable income. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between financial accounting bases and tax bases of assets and liabilities.

    FOREIGN CURRENCY TRANSLATION -- Assets and liabilities related to Canadian investments are generally translated at current exchange rates, and related translation adjustments are reported as a component of shareholders' equity. Income statement accounts are translated at the average rates during the period.

    EARNINGS (LOSS) PER SHARE -- Primary earnings (loss) per share is computed by dividing net earnings (loss) attributable to common stock by the weighted average number of common shares and common share equivalents outstanding during each period, excluding treasury shares. Net earnings (loss) attributable to common stock represents net earnings (loss) less preferred stock dividend requirements of $2,161,000 in 1994, $2,250,000 in 1993 and $2,348,000 in 1992.
Common share equivalents include, when applicable, dilutive stock options using the treasury stock method and warrants using the if converted method.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    Fully diluted earnings per share is computed assuming, in addition to the above, (i) that convertible debentures were converted at the beginning of each period or date of issuance, if later, with earnings being increased for interest expense, net of taxes, that would not have been incurred had conversion taken place, (ii) that convertible preferred stock was converted at the beginning of each period or date of issuance, if later, and (iii) any additional dilutive effect of stock options and warrants. The effects of these assumptions were anti-dilutive in 1994 and 1993. The weighted average number of shares outstanding on a fully-diluted basis was 5,303,000 for the year ended December 31, 1992.

    RECLASSIFICATIONS -- Certain amounts in the 1993 and 1992 financial statements have been reclassified to conform to the 1994 financial statement presentation.

(2) ACQUISITIONS:
    During 1994, the Company completed acquisitions totaling $9,762,000, including additional interests in properties acquired in 1993. In order to finance one of the acquisitions, the Company sold a volumetric production payment for approximately $4,353,000 (net of fees).

    In May and December, 1993, the Company purchased interests in properties from Atlantic Richfield Company (ARCO) for approximately $60,862,000. In conjunction with the ARCO acquisitions, the Company sold volumetric production payments from certain of the ARCO properties for approximately $40,468,000 (net of fees). In December 1993, the Company purchased interests in offshore properties for approximately $24,050,000 and interests in properties in south Texas for approximately $59,458,000. In conjunction with these acquisitions, the Company entered into a nonrecourse secured loan agreement for $51,600,000.

    In February 1992, Forest I Development Company, a wholly-owned subsidiary of the Company, purchased substantially all of the assets of Harbert Energy Corporation and its associated entities in an acquisition accounted for as a purchase. The purchase price of $40,400,000 was funded primarily through the sale of a dollar-denominated production payment which was recorded at its present value of $28,805,000. In July 1992, the Company purchased Transco Exploration and Production Company (TEPCO) for approximately $45,000,000. In conjunction with the acquisition, the Company sold a volumetric production payment from certain of the TEPCO properties for approximately $38,500,000 (net of fees).

    The Company's results of operations for the year ended December 31, 1993 include the effects of the first ARCO acquisition since May 1, 1993 and the offshore properties and the second ARCO acquisition since December 1, 1993. The Company's results of operations for the year ended December 31, 1992 include the effects of the Harbert and TEPCO acquisitions since February 1, 1992 and August 1, 1992, respectively.

(3) INVESTMENT IN AND ADVANCES TO AFFILIATE:
    In May 1992, the Company transferred substantially all of its Canadian oil and gas properties to a wholly-owned Canadian subsidiary, Forest Canada I Development Ltd. (FCID). In September 1992, FCID sold its Canadian assets and related operations to CanEagle Resources Corporation (CanEagle) for approximately $51,250,000 in Canadian funds ($41,000,000 U.S.). CanEagle was formed for the purpose of acquiring the assets and related operations of FCID. In the transaction, FCID received cash of approximately $28,000,000 CDN ($22,400,000 U.S.), net of expenses, and provided financing in the aggregate principal amount of $22,000,000 CDN ($17,600,000 U.S.). On June 24, 1994,
CanEagle sold a significant portion of its oil and gas properties in Canada to a third party. In conjunction with this

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(3) INVESTMENT IN AND ADVANCES TO AFFILIATE: (CONTINUED) transaction, the Company received payment of $6,124,000 CDN ($4,400,000 U.S.) representing principal and unpaid interest on a CanEagle subordinated debenture held by the Company. In addition, the Company exchanged its remaining investment in CanEagle for preferred shares of a newly formed entity, Archean Energy, Ltd. (Archean).

    The  Company  has  accounted  for  the  proceeds  from  the   aforementioned
transactions as reductions in the carrying value of its investment in and advances to its Canadian affiliates. The Company accounts for its investment in Canadian affiliates in a manner analagous to equity accounting. Losses will be recognized to the extent that the Canadian affiliates' losses are attributable to the Company's interest. Earnings will be recognized only if realization is assured. No earnings or losses attributable to the investment in Canadian affiliates have been recognized in 1994, 1993 or 1992.

(4) LONG-TERM DEBT:
    Long-term debt at December 31, 1994 and 1993 consists of the following:

                                                                                   1994         1993
                                                                                -----------  -----------
Bank debt.....................................................................  $    33,000  $    25,000
Nonrecourse secured loan......................................................       57,840       53,101
Production payment obligation.................................................       18,534       21,305
11 1/4% Subordinated debentures...............................................       99,316       99,272
5 1/2% Subordinated debentures................................................           --        7,171
                                                                                -----------  -----------
                                                                                    208,690      205,849
Less current portion..........................................................       (1,636)     (11,542)
                                                                                -----------  -----------
Long-term debt................................................................  $   207,054  $   194,307
                                                                                -----------  -----------
                                                                                -----------  -----------

    BANK DEBT:

    The Company has a secured credit facility (The Credit Facility) with The Chase Manhattan Bank, NA. (Chase) as agent for a group of banks. Under the Credit Facility, the Company may borrow up to $17,500,000 for acquisition or development of proved oil and gas reserves, and up to $32,500,000 for working capital and general corporate purposes, subject to semi-annual redemption at the banks' discretion. The total borrowing capacity of the Company under the Credit Facility is $50,000,000. In March, 1995, the banks completed their most recent semi-annual redetermination of the Credit Facility and advised the Company that the maximum borrowing capacity would be maintained at $50,000,000. However, the amount of the maximum borrowings under the Credit Facility is at the discretion of the banks and is subject to change at any time.

    The Credit Facility is secured by a lien on, and a security interest in, a majority of the Company's proved oil and gas properties and related assets (subject to prior security interests granted to holders of volumetric production payment agreements), a pledge of accounts receivable, material contracts and the stock of material subsidiaries, and a negative pledge on remaining assets. The maturity date of the Credit Facility is December 31, 1996. Under the terms of the Credit Facility, the Company is subject to certain covenants and financial tests (which may from time to time restrict the Company's activities), including restrictions or requirements with respect to working capital, net cash flow, additional debt, asset sales, mergers, cash dividends on capital stock and reporting responsibilities. At December 31, 1994 the outstanding balance under the Credit Facility was $33,000,000 at interest rates ranging from 7.255% to 8.875% and the Company was in compliance with the covenants of the Credit Facility. The

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(4) LONG-TERM DEBT: (CONTINUED)
Company currently anticipates that it may not meet the working capital and/or interest coverage ratio tests during 1995. Management believes, however, that any instances of noncompliance can be cured within the period of time permitted or that waivers can be obtained from the banks.

    NONRECOURSE SECURED LOAN:

    On December 30, 1993, the Company entered into a nonrecourse secured loan agreement arranged by Enron Finance Corp., an affiliate of Enron Gas Services (the Enron loan). Advances under the loan agreement bear annual interest at the rate of 12.5%. Approximately $51,600,000 was advanced on December 30, 1993 to provide financing for acquisitions. Another $5,800,000 of the available balance was advanced on December 30, 1993 to fund a portion of the development projects which will be undertaken by the Company on the properties pledged as security for the loan. Under the terms of the Enron loan, additional funds may be advanced to fund additional development projects which will be undertaken by the Company on the properties pledged as security for the loan.

    The loan was recorded at a discount to reflect conveyance to the lender of a 20% interest in the net profits, as defined, of properties located in south Texas. This discount of $4,299,000 is being amortized over the life of the loan using the effective interest method. At December 31, 1994 the principal amount of the loan was $61,717,000 and the recorded liability was $57,840,000.

    Payments of principal and interest under the Enron loan are due monthly and are equal to 90% of total net operating income from the secured properties, reduced by 80% of allowable capital expenditures, as defined. The Company's current estimate, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that 1995 payments will reduce the recorded liability by approximately $524,000. This amount is included in current liabilities. Estimated liability reductions, including required principal payments, for 1996 through 1999, under the same production, pricing, capital expenditure and discount scenario, are approximately $11,280,000, $18,741,000, $15,119,000 and $9,113,000, respectively. Payments, if any, under the net profits conveyance will commence upon repayment of the principal amount of the Enron loan and will cease when the lender has received an internal rate of return, as defined, of 18% (15.25% through December 31, 1995). The Company has signed a letter of intent to restructure the loan as described in Note 17.

    PRODUCTION PAYMENT OBLIGATION:

    The original principal amount of the dollar-denominated production payment was $37,550,000, which was recorded as a liability of $28,805,000 after a discount to reflect a market rate of interest of 15.5%. At December 31, 1994 the remaining principal amount was $23,373,000 and the recorded liability was $18,534,000. Under the terms of this production payment, the Company must make a monthly cash payment which is the greater of a base amount or 85% of net proceeds from the subject properties, as defined, except that the amount required to be paid in any given month shall not exceed 100% of the net proceeds from the subject properties. The Company retains a management fee equal to 10% of sales from the properties, which is deducted in the calculation of net proceeds. The Company's current estimate, based on expected production and prices, budgeted capital expenditure levels and expected discount amortization, is that 1995 payments will reduce the recorded liability by approximately $1,112,000; this amount is included in current liabilities. Estimated liability reductions for 1996 through 1999, under the same production, pricing, capital expenditure and discount scenario, are $811,000, $1,177,000, $2,988,000 and $4,220,000, respectively.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(4) LONG-TERM DEBT: (CONTINUED)
    11 1/4% SUBORDINATED DEBENTURES:


    On September 8, 1993 the Company completed a public offering of $100,000,000 aggregate principal amount of 11 1/4% Senior Subordinated Notes due September 1, 2003. The Senior Subordinated Notes were issued at a price of 99.259% yielding 11.375% to the holders. The Company used the net proceeds from the sale of the Senior Subordinated Notes of approximately $95,827,000, together with approximately $19,400,000 of available cash, to redeem all of its outstanding Senior Secured Notes and long-term subordinated debentures. The redemptions resulted in a net loss of $15,387,000 which was recorded as an extraordinary loss of $10,735,000 (net of income tax benefit of $4,652,000).



    The Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after September 1, 1998 initially at a redemption price of 105.688%, plus accrued interest to the date of redemption, declining at the rate of 1.896% per year to September 9, 2000 and at 100% thereafter. In addition, the Company may, at its option, redeem prior to September 1, 1996 up to 30% of the initially outstanding principal amount of the Notes at 110% of the principal amount thereof, plus accrued interest to the date of redemption, with the net proceeds of any future public offering of its Common Stock.


    Under the terms of the Senior Subordinated Notes, the Company must meet certain tests before it is able to pay cash dividends (other than dividends on the Company's $.75 Convertible Preferred Stock) or make other restricted payments, incur additional indebtedness, engage in transactions with its affiliates, incur liens and engage in certain sale and leaseback arrangements. The terms of the Senior Secured Notes also limit the Company's ability to undertake a consolidation, merger or transfer of all or substantially all of its assets. In addition, the Company is, subject to certain conditions, obligated to offer to repurchase Senior Subordinated Notes at par value plus accrued and unpaid interest to the date of repurchase, with the net cash proceeds of certain sales or dispositions of assets. Upon a change of control, as defined, the Company will be required to make an offer to purchase the Senior Subordinated Notes at 101% of the principal amount thereof, plus accrued interest to the date of purchase.

    5 1/2% SUBORDINATED DEBENTURES:

    At December 31, 1993 the 5 1/2% Convertible Subordinated Debentures had a remaining balance of $7,171,000 which was paid in full on the February 1, 1994 due date.

(5) DEFERRED REVENUE:
    From April 1991 through May 1993, the Company entered into four volumetric production payments with entities associated with Enron Corp. (Enron) for net proceeds of $121,498,000. Under the terms of these production payments, the Company was required to deliver 70.1 BCF of natural gas and 770,000 barrels of oil over periods ranging from three to six years.

    Effective November 1, 1993, the four separate volumetric payment financings described above between the Company and Enron were consolidated into one
production  payment.  The  delivery  schedules  from  the  previously   separate
production payments were not adjusted; however, delivery shortfalls on any property can now be made up from excess production from any other property which is dedicated to the production payment obligation. The consolidation also provided that certain acreage previously committed to the production payments was released and can be developed by the Company unburdened by the delivery obligations of the production payment.

    In connection with the purchase of interests in properties from ARCO in December 1993, a volumetric production payment from certain of the ARCO properties was sold to Enron for net proceeds of $13,207,000. This production payment covered approximately 7.3 BCF of natural gas to be delivered over 8 years.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(5) DEFERRED REVENUE: (CONTINUED)
    In July 1994, the Company purchased additional interests in the properties acquired from ARCO in December 1993. In connection with this transaction, a volumetric production payment was sold to Enron for net proceeds of $4,353,000. This production payment covered approximately 2.7 BCF of natural gas to be delivered over 8 years.

    The Company is required to deliver the scheduled volumes from the subject properties or to make a cash payment for volumes produced but not delivered, in combination not to exceed a specified percentage of monthly production. If production levels are not sufficient to meet scheduled delivery commitments, the Company must account for and make up such shortages, at market-based prices, from future production.

    The Company is responsible for royalties and for production costs associated with operating the properties subject to the production payment agreements. The Company may grant liens on properties subject to the production payment agreements, but it must notify prospective lienholders that their rights are subject to the prior rights of the production payment owner.

    Amounts received were recorded as deferred revenue. Volumes associated with amortization of deferred revenue for the years ended December 31, 1994, 1993 and 1992 were as follows:

                                                                                               NET SALES VOLUME
                                                                VOLUMES DELIVERED (1)     ATTRIBUTABLE TO PRODUCTION
                                                                                            PAYMENT DELIVERIES (2)
                                                              --------------------------  --------------------------
                                                                             NATURAL GAS                 NATURAL GAS
                                                               OIL (MBBLS)     (MMCF)      OIL (MBBLS)     (MMCF)
                                                              -------------  -----------  -------------  -----------
1994........................................................          218        19,985           182        16,005
1993........................................................          221        23,392           185        18,731
1992........................................................           70        11,689            59         9,117

------------------------
(1) Amounts settled in cash in lieu of volumes were $1,611,381, $3,138,628 and $7,965,945, for the years ended December 31, 1994, 1993 and 1992, respectively.

(2) Represents volumes required to be delivered to Enron net of estimated royalty volumes.

    Future amortization of deferred revenue, based on the scheduled deliveries under the production payment agreements, is as follows:

                                                                                                         NET SALES VOLUMES
                                                                                                          ATTRIBUTABLE TO
                                                                                VOLUMES REQUIRED TO     PRODUCTION PAYMENT
                                                                               BE DELIVERED TO ENRON      DELIVERIES (1)
                                                                               ---------------------   ---------------------
                                                                  ANNUAL       NATURAL GAS     OIL     NATURAL GAS     OIL
                                                               AMORTIZATION      (MMCF)      (MBBLS)     (MMCF)      (MBBLS)
                                                              --------------   -----------   -------   -----------   -------
                                                              (IN THOUSANDS)
1995........................................................     $20,770         11,045        174        8,899        145
1996........................................................       7,546          3,721         87        2,998         74
1997........................................................       2,439          1,410         --        1,136         --
1998........................................................       1,593            892         --          719         --
Thereafter..................................................       3,560          1,994         --        1,606         --
                                                              --------------   -----------   -------   -----------   -------
                                                                 $35,908         19,062        261       15,358        219
                                                              --------------   -----------   -------   -----------   -------
                                                              --------------   -----------   -------   -----------   -------

------------------------
(1) Represents volumes required to be delivered to Enron net of estimated royalty volumes.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1993 and 1992

(6) INCOME TAXES:
    The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (SFAS No. 109) on a prospective basis effective January 1, 1993. The cumulative effect of this change in accounting for income taxes of $2,060,000 was determined as of January 1, 1993 and was reported separately in the Consolidated Statement of Operations for the year ended December 31, 1993.

    The income tax expense (benefit) is different from amounts computed by applying the statutory Federal income tax rate for the following reasons:

                                                                           1994       1993       1992
                                                                        ----------  ---------  ---------
                                                                                 (IN THOUSANDS)
Tax expense (benefit) at 35% (34% for 1992) of earnings (loss) before income taxes, cumulative effects of changes in accounting principles
 and extraordinary item...............................................  $  (23,749)    (3,747)     3,837
Change in the balance of the valuation allowance for deferred tax assets attributable to loss before income taxes, cumulative effects
 of changes in accounting principles and extraordinary item...........      23,220      2,034         --
Expiration of tax carryforwards.......................................         455        318         --
Other.................................................................          83         45        151
                                                                        ----------  ---------  ---------
    Total income tax expense (benefit)................................  $        9     (1,350)     3,988
                                                                        ----------  ---------  ---------
                                                                        ----------  ---------  ---------

    The Omnibus Budget Reconciliation Act of 1993 increased the Federal corporate tax rate from 34% to 35% retroactively to January 1, 1993. As a result of this tax increase, the tax benefits at December 31, 1994 and December 31, 1993, respectively, on the losses from continuing operations were approximately $677,000 and $167,000 less than such amounts would have been without such increase in the tax rate. However, due to limitations on the recognition of deferred tax assets, the total tax benefit at December 31, 1994 and December 31, 1993, including the tax benefit on the cumulative effect of the change in accounting method in 1994 and on the extraordinary loss on extinguishment of debt in 1993, is unaffected by the tax rate increase. The impact of the tax rate increase will be recognized when future taxable income allows the unrecognized deferred tax asset to be realized.

    Deferred income taxes generally result from recognizing income and expenses at different times for financial and tax reporting. These differences result from recording proceeds from the sale of properties in the full cost pool, capitalization of certain development, exploration and other costs under the full cost method of accounting and the provision for impairment of oil and gas properties for financial accounting purposes.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(6) INCOME TAXES: (CONTINUED)
    The components of the net deferred tax liability, computed in accordance with SFAS No. 109 are as follows:

                                                                              DECEMBER 31,   JANUARY 1,
                                                                                  1994          1994
                                                                             --------------  -----------
                                                                                   (IN THOUSANDS)
Deferred tax assets:
  Accounts receivable, due to allowance for doubtful accounts..............   $        289          468
  Current and long term liabilities due to accrual for retirement
   benefits................................................................          1,475        1,641
  Current and long term liabilities due to accrual for medical benefits....          2,040        1,857
  Current and long term liabilities due to accrual for sales recorded on
   the entitlements method.................................................          3,642           --
  Net operating loss carryforward..........................................         19,965       13,990
  Depletion carryforward...................................................          6,958        6,958
  Contribution carryforward................................................            106          348
  Investment tax credit carryforward.......................................          3,674        3,885
  Alternative minimum tax credit carryforward..............................          2,206        2,206
  Other....................................................................             94           96
                                                                             --------------  -----------
    Total gross deferred tax assets........................................         40,449       31,449
    Less valuation allowance...............................................        (36,258)      (8,142)
                                                                             --------------  -----------
    Net deferred tax assets................................................          4,191       23,307
Deferred tax liabilities:
  Full cost pool, due principally to capitalized expenditures..............         (4,191)     (23,307)
                                                                             --------------  -----------
    Net deferred tax liability.............................................   $         --           --
                                                                             --------------  -----------
                                                                             --------------  -----------

    The valuation allowance for deferred tax assets as of January 1, 1994 was $8,142,000. The net change in the total valuation allowance for the tax year ended December 31, 1994 was an increase of $28,116,000. The total increase in the valuation allowance includes $4,896,000 resulting from the cumulative effect of the change in accounting for oil and gas sales from the sales method to the entitlements method.

    The Alternative Minimum Tax (AMT) credit carryforward available to reduce future Federal regular taxes aggregated $2,206,000 at December 31, 1994. This amount may be carried forward indefinitely. Regular and AMT net operating loss carryforwards at December 31, 1994 were $57,044,000 and $55,387,000, respectively, and will expire in the years indicated below:

                                                                                    REGULAR      AMT
                                                                                   ---------  ---------
                                                                                      (IN THOUSANDS)
2000.............................................................................  $   2,665      4,143
2005.............................................................................      8,307         --
2008.............................................................................     28,999     31,800
2009.............................................................................     17,073     19,444
                                                                                   ---------  ---------
                                                                                   $  57,044     55,387
                                                                                   ---------  ---------
                                                                                   ---------  ---------

    AMT net operating loss carryforwards can be used to offset 90% of AMT income in future years.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(6) INCOME TAXES: (CONTINUED)
    Investment tax credit carryforwards available to reduce future Federal income taxes aggregated $3,674,000 at December 31, 1994 and expire at various dates through the year 2001. Percentage depletion carryforwards available to reduce future Federal taxable income aggregated $19,879,000 at December 31, 1994. This amount may be carried forward indefinitely. The net operating loss and investment tax credit carryforwards have been recognized as a deferred tax asset, subject to a valuation allowance.

    The availability of some of these tax attributes to reduce current and future taxable income of the Company is subject to various limitations under the Internal Revenue Code. In particular, the Company's ability to utilize such tax attributes could be severely restricted due to the occurrence of an "ownership change" within the meaning of Section 382 of the Internal Revenue Code resulting from the Company's 1991 recapitalization. At December 31, 1994, the Company estimated that net operating loss and investment tax credit carryforwards would be limited to offset current taxable income to the extent described below.

    The net operating loss carryforwards which expire in 2008 and 2009 are not subject to the provisions of Section 382 as they were generated subsequent to the ownership change. Even though the Company is limited in its ability to use the remaining net operating loss carryovers under the general provisions of
Section 382, it may be entitled to use these net operating loss carryovers to offset (a) gains recognized in the five years following the ownership change on the disposition of certain assets, to the extent that the value of the assets disposed of exceeds its tax basis on the date of the ownership change or (b) any item of income which is properly taken into account in the five years following the ownership change but which is attributable to periods before the ownership change ("built-in gain"). The ability of the Company to use these net operating loss carryovers to offset built-in gain first requires that the Company have total built-in gains at the time of the ownership change which are greater than a threshold amount. In addition, the use of these net operating loss carryforwards to offset built-in gain cannot exceed the amount of the total built-in gain.

    The Company believes that due to the amount of built-in gain as of the date of ownership change, and the recognition of such gain through December 31, 1994, there is no significant limitation on the Company's ability to use these net operating loss carryforwards or investment tax credit carryforwards.

(7) PREFERRED STOCK:
    The Company has 10,000,000 shares of $.75 Convertible Preferred Stock authorized, par value $.01 per share, of which there were 2,880,973 shares outstanding at December 31, 1994 and 1993, with an aggregate liquidation preference of $28,809,730 at December 31, 1994 and 1993. This stock is convertible at any time, at the option of the holder, at the rate of .7 shares of Common Stock for each share of $.75 Convertible Preferred Stock, subject to adjustment upon occurrence of certain events. During 1994, no shares of $.75 Convertible Preferred Stock were converted into shares of Common Stock. The $.75 Convertible Preferred Stock is redeemable, in whole or in part, at the option of the Company, at any time after the earlier of (i) July 1, 1996 or (ii) the date on which the last reported sales price of the Common Stock will have been $37.50 or higher for at least 20 of the prior 30 trading days, at a redemption price of $51.65 per share during the twelve-month period which began July 1, 1994 and declining ratably to $50.00 per share at July 1, 1996 and thereafter, including accumulated and unpaid dividends. Cumulative annual dividends of $.75 per share are payable quarterly, in arrears, on the first day of February, May, August and November, when and as declared. Until December 31, 1993, the Company paid such dividends in shares of Common Stock. After such date, dividends may be paid in cash or, at the Company's election, in shares of Common Stock or in a combination of cash and Common Stock. However, the Company is prohibited from paying cash dividends on its $.75 Convertible Preferred Stock

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(7) PREFERRED STOCK: (CONTINUED)
after the February 1, 1995 dividend due to restrictions contained in the Credit Agreement with its lending banks. Common Stock delivered in payment of dividend will be valued for dividend payment purposes at between 75% and 90%, based on trading volume, of the average last reported sales price of the Common Stock during a specified period prior to the record date for the dividend payment.

    During any period in which dividends on preferred stock are in arrears, no dividends or distributions, except for dividends paid in shares of Common Stock, may be paid or declared on the Common Stock, nor may any shares of Common Stock be acquired by the Company.

(8) COMMON STOCK:
    The Company has 112,000,000 shares of Common Stock authorized, par value $.10 per share, of which there were 5,659,042 and 5,650,089 shares issued at December 31, 1994 and 1993, respectively, with 21,188 and 67,163 shares held by the Company at December 31, 1994 and 1993, respectively. The Common Stock is entitled to one vote per share. Prior to May 1993 the Company also had Class B stock which had superior voting rights to the Company's Common Stock, had limited transferability and was not traded in any public market but was convertible at any time into shares of Common Stock on a share-for-share basis. At the Company's Annual Meeting of Shareholders on May 12, 1993, the shareholders adopted amendments to the Company's Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock to 112,000,000 and to reclassify each share of Class B Stock into .22 shares of Common Stock.


    On June 15, 1993, the Company issued 2,216,000 shares of Common Stock for $25.00 per share in a public offering. The net proceeds from the issuance of the shares totalled approximately $51,506,000 after deducting issuance costs and underwriting fees.


    On October 29, 1993 the Company paid a dividend distribution of one Preferred Share Purchase Right on each outstanding share of the Company's Common Stock. The Rights are exercisable only if a person or group acquires 20% or more of the Company's Common Stock or announces a tender offer which would result in ownership by a person or group of 20% or more of the Common Stock. Each Right initially entitles each shareholder to buy 1/100th of a share of a new series of Preferred Stock at an exercise price of $30.00, subject to adjustment upon certain occurrences. Each 1/100th of a share of such new Preferred Stock that can be purchased upon exercise of a Right has economic terms designed to approximate the value of one share of Common Stock. The Rights will expire on October 29, 2003, unless extended or terminated earlier.

    The Company has Warrants outstanding which permit holders thereof to purchase 248,943 shares of Common Stock at an exercise price of $15.00 per share. The Warrants are noncallable by the Company and expire on October 1, 1996. The exercise price is payable in cash.

    In March 1992, the Company adopted the 1992 Stock Option Plan under which non-qualified stock options may be granted to key employees and non-employee directors. The aggregate number of shares of Common Stock which the Company may issue under options granted pursuant to this plan may not exceed 10% of the total number of shares outstanding or issuable at the date of grant pursuant to outstanding rights, warrants, convertible or exchangeable securities or other options. The exercise price of an option may not be less than 85% of the fair market value of one share of the Company's Common Stock on the date of grant. The options vest 20% on the date of grant and an additional 20% on

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(8) COMMON STOCK: (CONTINUED)
each grant anniversary date thereafter. The Company may, in its discretion, grant each optionee a cash bonus upon the exercise of each granted option. A summary of stock option activity related to the Plan is as follows:

                                                                                          OPTION PRICE
                                                                              SHARES        PER SHARE
                                                                            -----------  ---------------
Options granted during 1992 and outstanding at December 31, 1992..........      348,000  $         15.00
  Granted.................................................................      305,000            25.00
  Exercised...............................................................      (26,400)           15.00
  Cancelled or surrendered................................................      (15,800)           15.00
                                                                            -----------  ---------------
Options outstanding at December 31, 1993..................................      610,800      15.00-25.00
  Granted.................................................................       62,000            25.00
  Exercised...............................................................       (7,000)           15.00
  Cancelled or surrendered................................................       (7,000)           25.00
                                                                            -----------  ---------------
Options outstanding at December 31, 1994..................................      658,800  $   15.00-25.00
                                                                            -----------  ---------------
                                                                            -----------  ---------------
Options exercisable at December 31, 1994..................................      372,080  $   15.00-25.00
                                                                            -----------  ---------------
                                                                            -----------  ---------------

(9) GAS PURCHASE CONTRACT SETTLEMENT:
    On December 17, 1992, the Company and ONEOK, Inc. (ONEOK) agreed to settle the case styled Forest Oil Corporation v. ONEOK, Inc. (Number 71,582) and its companion case styled Forest Oil Corporation v. ONEOK, Inc. (Case No. C-89-53). The cases involved take-or-pay damages relating to a natural gas purchase contract between the Company and ONEOK. The settlement encompassed all disputed contracts, claims and future claims. The cash proceeds of $51,250,000 were received by the Company on December 24, 1992. Proceeds after deducting related royalties and production taxes were approximately $36,429,000. The ONEOK settlement increased the Company's net earnings for 1992 by approximately $24,043,000 or $8.73 per share.

(10) EMPLOYEE BENEFITS:

    PENSION PLANS:

    The Company has a qualified defined benefit pension plan (Pension Plan). The Company has effected a curtailment of the Pension Plan pursuant to which all benefit accruals were suspended effective May 31, 1991.

    The benefits under the Pension Plan are based on years of service and the employee's average compensation during the highest consecutive sixty-month period in the fifteen years prior to retirement.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
No contribution was made in 1994, 1993 or 1992. The following table sets forth the Pension Plan's funded status and amounts recognized in the Company's consolidated financial statements at December 31:

                                                                                    1994        1993
                                                                                 ----------  ----------
                                                                                     (IN THOUSANDS)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation, including vested benefits of $23,953,000 in
   1994 and $28,484,000 in 1993................................................  $  (23,953)    (28,484)
                                                                                 ----------  ----------
                                                                                 ----------  ----------
Projected benefit obligation for service rendered to date......................  $  (23,953)    (28,484)
Plan assets at fair market value, consisting primarily of listed stocks, bonds
 and other fixed income obligations............................................      23,443      25,576
                                                                                 ----------  ----------
Plan assets in excess of projected benefit obligation (unfunded pension
 liability)....................................................................        (510)     (2,908)
Unrecognized net loss from past experience different from that assumed and
 effects of changes in assumptions.............................................       1,468       3,642
                                                                                 ----------  ----------
Pension asset recognized in the balance sheet..................................  $      958         734
                                                                                 ----------  ----------
                                                                                 ----------  ----------

    For 1994 the discount rate used in determining the actuarial present value of the projected benefit obligation was 9% and the expected long-term rate of return on assets was 9%. For 1993, the discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5% and the expected long-term rate of return on assets was 9%. For 1992, the discount rate used in determining the actuarial present value of the projected benefit obligation was 9% and the expected long-term rate of return on assets was 9%.

    The components of net pension expense (benefit) for the years ended December 31, 1994, 1993 and 1992 are as follows:

                                                                          1994       1993       1992
                                                                        ---------  ---------  ---------
                                                                                (IN THOUSANDS)
Net pension expense (benefit) included the following components:
  Interest cost on projected benefit obligation.......................  $   1,976      2,039      2,074
  Actual return on plan assets........................................       (245)    (3,534)    (1,890)
  Net amortization and deferral.......................................     (1,955)     1,441       (240)
                                                                        ---------  ---------  ---------
Net pension expense (benefit).........................................  $    (224)       (54)       (56)
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    The Company has a non-qualified unfunded supplementary retirement plan that provides certain officers with defined retirement benefits in excess of qualified plan limits imposed by Federal tax law. Benefit accruals under this plan were suspended effective May 31, 1991 in connection with suspension of benefit accruals under the Company's Pension Plan. At December 31, 1994 the projected benefit obligation under this plan totaled $480,000, which is included in other liabilities in the accompanying balance sheet. The projected benefit obligation is determined using the same discount rate as is used for calculations for the Pension Plan.

    In 1993 as a result of the change in the discount rate for the Pension Plan and the supplementary retirement plan, the Company recorded a liability of $3,038,000 representing the unfunded pension liability and a corresponding decrease in capital surplus. As a result of the increase in the discount rate

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
for the Pension Plan and the supplementary retirement plan in 1994, the  Company
reduced   the  liability   representing  the   unfunded  pension   liability  by
approximately $1,570,000 with a corresponding increase in capital surplus.

    RETIREMENT SAVINGS PLAN:

    The Company sponsors a qualified tax deferred savings plan in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Employees may defer up to 10% of their compensation, subject to certain limitations. The Company matches the employee contributions up to 5% of employee compensation. In 1994, 1993 and 1992, Company contributions were made using treasury stock. The expense associated with the Company's contribution was $516,000 in 1994, $367,000 in 1993 and $454,000 in 1992.

    Effective January 1, 1992 the plan was amended to include profit-sharing contributions by the Company. In 1994, the Company did not make any profit sharing contributions. The Company's profit-sharing contributions were made using Company stock valued at $276,000 and $465,000 for 1993 and 1992, respectively.

    ANNUAL INCENTIVE PLAN:

    The Forest Oil Corporation Annual Incentive Plan (the Incentive Plan), which became effective January 1, 1992, permits participating employees to earn annual bonus awards payable in cash or in shares of the Company's Common Stock, generally based in part upon the Company attaining certain levels of performance. In 1994, no bonuses were awarded. In 1993 and 1992, the Company accrued bonuses of $426,000 and $930,000, respectively, under the Incentive Plan. Amounts awarded will be disbursed in equal annual installments over the succeeding three-year period.

    EXECUTIVE RETIREMENT AGREEMENTS:

    The Company entered into Agreements in December 1990 (the Agreements) with certain executives and directors (the Retirees) whereby each executive retired from the employ of the Company as of December 28, 1990. Pursuant to the terms of the Agreements, the Retirees are entitled to receive supplemental retirement payments from the Company in addition to the amounts to which they are entitled under the Company's retirement plan. In addition, the Retirees and their spouses are entitled to lifetime coverage under the Company's group medical and dental plans, tax and other financial services, and payments by the Company in connection with certain club membership dues. The Retirees will also continue to participate in the Company's royalty bonus program until December 31, 1995. The Company has also agreed to maintain certain life insurance policies in effect at December 1990, for the benefit of each of the Retirees.

    Six of the Retirees have subsequently resigned as directors. One of the Retirees continues to serve as a director and will be paid the customary non-employee director's fee. Pursuant to the terms of the retirement agreements, the former directors and any other Retiree who ceases to be a director (or his spouse) will be paid $2,500 a month until December 2000.

    The Company's obligation to one retiree under a revised retirement agreement is payable in Common Stock or cash, at the Company's option, in May of each year from 1993 through 1996 at approximately $190,000 per year with the balance of $149,000 payable in May 1997. The retirement agreements for the other six Retirees, one of whom received in 1991 the payments scheduled to be made in 1999 and 2000, provide for supplemental retirement payments totalling approximately $938,400 per year through 1998 and approximately $740,400 per year in 1999 and 2000.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(10) EMPLOYEE BENEFITS: (CONTINUED)
    The present value of the amounts due under the agreements, discounted at 13%, has been recorded as retirement benefits payable to executives and directors.

    LIFE INSURANCE:

    The Company provides life insurance benefits for certain key employees and retirees under split dollar life insurance plans. The premiums paid for the life insurance policies were $916,000, $861,000, and $995,000 in 1994, 1993 and 1992,
respectively, including $831,000, $766,000 and $765,000 paid for policies for retired executives. Under the life insurance plans, the Company is assigned a portion of the benefits which is designed to recover the premiums paid.

    HEALTH AND DENTAL INSURANCE:

    The Company provides health and dental insurance to all of its employees, eligible retirees and eligible dependents. The Company provides these benefits at nominal cost to employees and retirees who are required to contribute an estimated 50% of the cost of dependent coverage. In 1994, 1993 and 1992 the costs of providing these benefits for both active and retired employees totalled $1,714,000, $1,350,000 and $1,359,000, respectively. The 1994 cost includes
$1,384,000 related to 191 participating active employees and 4 employees on long-term disability and $330,000 related to 115 eligible retirees. The 1993 cost includes $993,000 related to 184 participating active employees and 4 employees on long-term disability and $357,000 related to 125 eligible retirees. The 1992 cost includes $1,011,000 related to 183 participating active employees and $348,000 related to 119 eligible retirees.

    POSTRETIREMENT BENEFITS:

    The Company accrues expected costs of providing postretirement benefits to employees, their beneficiaries and covered dependents in accordance with Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (SFAS No. 106). The Company adopted the provisions of SFAS No. 106 in the first quarter of 1993. The estimated accumulated postretirement benefit obligation as of January 1, 1993 was approximately $4,822,000. This amount, reduced by applicable income tax benefits, was charged to operations in the first quarter of 1993 as the cumulative effect of a change in accounting principle. The annual net postretirement benefit cost was approximately $510,000 for 1994 and $483,000 in 1993.

    At December 31, 1994, December 31, 1993 and January 1, 1993 the discount rates used in determining the actuarial present value of the accumulated postretirement benefit obligation were 9%, 7.5% and 8.5%, respectively.

(11) RELATED PARTY TRANSACTIONS:
    During 1994, the Company used a real estate complex (the Complex) owned directly or indirectly by certain stockholders and members of the Board of Directors for Company-sponsored seminars, the accommodation of business guests, the housing of personnel attending corporate meetings and for other general business purposes. In 1994, in connection with the Company's termination of usage, the Company paid $662,000 on account of the business use of such property, and an additional $300,000 as a partial reimbursement of deferred maintenance costs. The Company incurred expenses for its use of the Complex of $635,000 in 1993 and $611,000 in 1992.

    John F. Dorn resigned as an executive officer and director of the Company in 1993. The Company agreed to pay John F. Dorn his salary at time of resignation through September 30, 1996. In addition, the Company provided certain other benefits and services to Mr. Dorn. The present value of the severance package was estimated at $500,000, which amount was recorded as an expense and a liability at December 31, 1993.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(11) RELATED PARTY TRANSACTIONS: (CONTINUED)
    In March 1994, the Company sold certain non-strategic oil and gas properties to an entity controlled by John F. Dorn and another former executive officer of the Company for net proceeds, after costs of sale and purchase price adjustments, of $3,661,000. The Company established the sales price based upon an opinion from an independent third party. The purchasers financed 100% of the purchase price with a loan bearing interest at the rate of prime plus 1%. The loan was secured by a mortgage on the properties and personal guarantees of the purchasers. The Company participated as a lender in the loan in the amount of approximately $800,000. In addition, the Company agreed to subordinate to the other lender its right of payment of principal on default. The purchasers have separately agreed with the Company that certain options to purchase company stock will be cancelled to the extent that the Company's participation in the loan is not repaid in full. Collectively, the purchasers have options to purchase 55,000 shares of the Company's Common Stock at $15.00 per share and 55,000 shares at $25.00 per share.

(12) COMMITMENTS AND CONTINGENCIES:
    Future rental payments for office facilities and equipment under the remaining terms of noncancelable leases are $1,619,000, $1,138,000, $961,000, $969,000 and $1,002,000 for the years ending December 31, 1995 through 1999, respectively.

    Net rental payments applicable to exploration and development activities and capitalized in the oil and gas property accounts aggregated $851,000 in 1994, $688,000 in 1993 and $874,000 in 1992. Net rental payments charged to expense amounted to $3,512,000 in 1994, $3,098,000 in 1993 and $3,112,000 in 1992.
Rental payments include the short-term lease of vehicles. None of the leases are accounted for as capital leases.

    The Company, in the ordinary course of business, is a party to various legal actions. In the opinion of management, none of these actions, either individually or in the aggregate, will have a material adverse effect on the Company's financial condition, liquidity or results of operations.

(13) FINANCIAL INSTRUMENTS:
    The Company is exposed to off-balance-sheet risks associated with energy swap agreements arising from movements in the prices of oil and natural gas and from the unlikely event of non-performance by the counterparty to the swap agreements.

    In order to hedge against the effects of declines in oil and natural gas prices, the Company enters into energy swap agreements with third parties and accounts for the agreements as hedges based on analogy to the criteria set forth in Statement of Financial Accounting Standards No. 80, "Accounting for Futures Contracts". In a typical swap agreement, the Company receives the difference between a fixed price per unit of production and a price based on an agreed-upon third party index if the index price is lower. If the index price is higher, the Company pays the difference. The Company's current swaps are settled on a monthly basis. For the years ended December 31, 1994, 1993 and 1992, the Company incurred swap gains (losses) of $1,810,000, $(2,050,000) and $(1,642,000), respectively.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(13) FINANCIAL INSTRUMENTS: (CONTINUED)
    The following table indicates outstanding energy swaps of the Company which were in place at December 31, 1994:

   PRODUCT                     VOLUME                    FIXED PRICE      DURATION
--------------  -------------------------------------  ---------------  ------------
Natural Gas     5,000 MMBTU/day                        $1.90-$2.38      1/95-12/95
Natural Gas     194 to 16,275 MMBTU/day                $2.06-$2.535     1/95-12/99
Natural Gas     10,000 MMBTU/day                       $2.00-$2.37      1/95-12/97
Natural Gas     10 to 350 MMBTU/day                    $2.12-$3.003     1/95-12/02
Natural Gas     5,000 MMBTU/day                        $2.25            1/95-2/95
Natural Gas     850 to 1,377 MMBTU/day                 $2.255           1/95-9/95
Oil             657 BBLS/day                           $16.70           1/95-4/96
Oil             657 BBLS/day                           $17.75           1/95-6/96

    OPTION AGREEMENT. -- In 1993, under another agreement (the Option Agreement), the Company paid a premium of $516,000 in conjunction with the closing of the Enron loan agreement. The payment of this premium gave Forest the right to set a floor price of $1.70 per MMBTU on a total of 18,400 BBTU of natural gas over a five year period commencing January 1, 1995. In order to exercise this right to set a floor, the Company must pay an additional premium of 10 per MMBTU, effectively setting the floor at $1.60 per MMBTU. The option agreement is broken into five calendar year periods with the option for each calendar year expiring four trading days prior to the last trading day for the January NYMEX contract for that year. The premium of $516,000 related to the Option Agreement was recorded as a long-term asset and will be amortized as a reduction to oil and gas income beginning in 1995 based on the volumes involved.

    Set forth below is the estimated fair value of certain on and off-balance sheet financial instruments, along with the methods and assumptions used to estimate such fair values as of December 31, 1994:

    CASH AND CASH EQUIVALENTS, ACCOUNTS RECEIVABLES AND ACCOUNTS PAYABLE:

    The carrying amount of these instruments approximates fair value due to their short maturity.

    NONRECOURSE SECURED LOAN:

    The fair value of the Company's nonrecourse secured loan has been estimated as approximately $58,684,000 by discounting the projected future cash payments required under the agreement by 14.45%.

    PRODUCTION PAYMENT OBLIGATION:

    The fair value of the Company's production payment obligation has been estimated as approximately $17,405,000 by discounting the projected future cash payments required under the agreement by 12.5%.

    SENIOR SUBORDINATED NOTES:

    The fair value of the Company's 11 1/4% Subordinated Notes was approximately $91,000,000, based upon quoted market prices for the same or similar issues.

    ENERGY SWAP AGREEMENTS:

    The fair value of the Company's energy swap agreements was approximately $7,673,000, based upon the estimated net amount the Company would receive to terminate the agreements.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        December 31, 1994, 1993 and 1992

(14) MAJOR CUSTOMERS:
    The Company's sales of oil and natural gas to individual customers which exceeded 10% of the Company's total sales (exclusive of the effects of energy swaps and hedges) were:

                                                                         1994       1993       1992
                                                                       ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Enron Affiliates (A).................................................  $  58,805     63,075     12,646
Chevron USA Production Company.......................................     12,829         --         --
ONEOK Exploration Company (B)........................................         --         --     22,392

------------------------
(A) The amount shown for Enron Affiliates includes oil and natural gas sales to Enron Gas Marketing Inc., Enron Oil & Gas Company, EOTT Energy Corporation, Cactus Funding Corporation, Cactus Hydrocarbon III Limited Partnership, Enron Gas Services Corporation and Enron Reserve Acquisition. Approximately $29,046,000, $32,702,000 and $14,081,000 represent sales recorded for deliveries under volumetric production payments in the years ended December 31, 1994, 1993 and 1992, respectively.

(B) The amount shown for ONEOK Exploration Company represents the amount recorded as a result of the gas purchase contract settlement described in
    Note 9.

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

                                                                    FIRST      SECOND      THIRD       FOURTH
                                                                   QUARTER     QUARTER    QUARTER     QUARTER
                                                                  ----------  ---------  ----------  ----------
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1994 (A)
Revenue.........................................................  $   32,543     32,977      28,207      22,220
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Earnings from operations........................................  $   24,241     23,600      19,387      13,763
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Income (loss) before cumulative effects of changes in accounting
 principles and extraordinary item..............................  $      236       (265)    (32,873)    (34,951)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss........................................................  $  (13,754)      (265)    (32,873)    (34,951)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss attributable to common stock...........................  $  (14,294)      (805)    (33,414)    (35,491)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share before cumulative
 effects of changes in accounting principles and extraordinary
 item...........................................................  $     (.05)      (.14)      (5.94)      (6.30)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share........................  $    (2.55)      (.14)      (5.94)      (6.30)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(15) SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED): (CONTINUED)

                                                                    FIRST      SECOND      THIRD       FOURTH
                                                                   QUARTER     QUARTER    QUARTER     QUARTER
                                                                  ----------  ---------  ----------  ----------
                                                                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1993
Revenue.........................................................  $   25,126     27,975      26,214      25,833
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Earnings from operations........................................  $   16,949     21,029      18,275      15,087
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Loss before cumulative effects of changes in changes in
 accounting principles and extraordinary item...................  $   (1,266)      (938)     (2,353)     (4,798)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss........................................................  $   (2,389)      (938)    (13,102)     (4,784)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Net loss attributable to common stock...........................  $   (2,976)    (1,508)    (13,653)     (5,326)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share before cumulative
 effects of changes in accounting principles and extraordinary
 item...........................................................  $    (0.60)     (0.43)      (0.53)      (0.95)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------
Primary and fully diluted loss per share........................  $    (1.00)     (0.43)      (2.48)      (0.95)
                                                                  ----------  ---------  ----------  ----------
                                                                  ----------  ---------  ----------  ----------

------------------------
(A) Amounts have been restated to give retroactive effect to the change in accounting for oil and gas sales as discussed in Note 1. Restated amounts for the first quarter reflect increases of $1,473,000 in Revenue and in Earnings from operations and $1,131,000 in Income (loss) before cumulative effects of changes in accounting principles and extraordinary item; an increase of $12,859,000 in Net loss and in Net loss attributable to common stock; a decrease of $.20 in Primary and fully diluted loss per share before cumulative effects of changes in accounting principles and extraordinary item; and an increase of $2.30 in Primary and fully diluted loss per share. Restated amounts for the second quarter reflect increases of $1,220,000 in Revenue and in Earnings from operations; decreases of $993,000 in Loss before cumulative effects of changes in accounting principles and extraordinary item, Net loss and Net loss attributable to common stock; and decreases of $.15 in the per share losses presented. Restated amounts for the third quarter reflect increases of $1,147,000 in Revenue and in Earnings from operations; decreases of $866,000 in Loss before cumulative effects of changes in accounting principles and extraordinary item, Net loss and Net loss attributable to common stock; and decreases of $.15 in the per share losses presented.

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES
     (UNAUDITED):
          The following information is presented in accordance with Statement of Financial Accounting Standards No. 69, "Disclosure about Oil and Gas Producing Activities," (SFAS No. 69), except as noted.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    (A)   COSTS   INCURRED  IN   OIL   AND  GAS   EXPLORATION   AND  DEVELOPMENT
ACTIVITIES -- The following costs were incurred in oil and gas exploration and development activities during the years ended December 31, 1994, 1993 and 1992:

                                                                        UNITED
                                                                        STATES       CANADA        TOTAL
                                                                      -----------  -----------  -----------
                                                                                 (IN THOUSANDS)
1994
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $     9,762          --         9,762
  Exploration costs.................................................       15,693          --        15,693
  Development costs.................................................       17,089          --        17,089
                                                                      -----------       -----   -----------
    Total...........................................................  $    42,544          --        42,544
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

1993
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $   144,916          --       144,916
  Exploration costs.................................................        5,433          --         5,433
  Development costs.................................................       20,472          --        20,472
                                                                      -----------       -----   -----------
    Total...........................................................  $   170,821          --       170,821
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

1992
  Property acquisition costs (undeveloped leases and proved
   properties)......................................................  $    88,770           2        88,772
  Exploration costs.................................................        2,171         126         2,297
  Development costs.................................................       14,828         730        15,558
                                                                      -----------       -----   -----------
    Total...........................................................  $   105,769         858       106,627
                                                                      -----------       -----   -----------
                                                                      -----------       -----   -----------

    (B) AGGREGATE CAPITALIZED COSTS -- The aggregate capitalized costs relating to oil and gas activities were incurred as of the dates indicated:

                                                                             DECEMBER 31,
                                                               -----------------------------------------
                                                                   1994           1993          1992
                                                               -------------  -------------  -----------
                                                                            (IN THOUSANDS)
Costs related to proved properties...........................  $   1,109,158      1,079,164      928,890
Costs related to unproved properties:
  Costs subject to depletion (including wells in progress)...         32,288         20,276       24,785
Costs not subject to depletion...............................         30,441         41,216       18,306
                                                               -------------  -------------  -----------
                                                                   1,171,887      1,140,656      971,981
                                                               -------------  -------------  -----------
Less accumulated depletion and valuation allowance...........        895,335        778,226      717,444
                                                               -------------  -------------  -----------
                                                               $     276,552        362,430      254,537
                                                               -------------  -------------  -----------
                                                               -------------  -------------  -----------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    (C) RESULTS OF OPERATIONS FROM PRODUCING ACTIVITIES -- Results of operations from producing activities for 1994, 1993 and 1992 are presented below. Income taxes are different from income taxes shown in the Consolidated Statements of Operations because this table excludes general and administrative and interest expense.

                                                                        UNITED STATES    CANADA        TOTAL
                                                                        --------------  ---------  --------------
                                                                                     (IN THOUSANDS)
1994
  Oil and gas sales...................................................  $   114,541            --      114,541
  Production expense..................................................       22,384            --       22,384
  Depletion expense...................................................       64,883            --       64,883
  Provision for impairment of oil and gas properties..................       58,000            --       58,000
  Income tax benefit (A)..............................................           --            --           --
                                                                        --------------  ---------  --------------
                                                                            145,267            --      145,267
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $   (30,726)           --      (30,726)
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------
1993
  Oil and gas sales...................................................  $   102,883            --      102,883
  Production expense..................................................       19,540            --       19,540
  Depletion expense...................................................       59,759            --       59,759
  Income tax expense (B)..............................................           --            --           --
                                                                        --------------  ---------  --------------
                                                                             79,299            --       79,299
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $    23,584            --       23,584
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------
1992
  Oil and gas sales...................................................  $    94,289(C)      4,950       99,239(C)
  Production expense..................................................       14,516(D)      1,349       15,865(D)
  Depletion expense...................................................       43,052         2,625       45,677
  Income tax expense..................................................       12,615           332       12,947
                                                                        --------------  ---------  --------------
                                                                             70,183         4,306       74,489
                                                                        --------------  ---------  --------------
    Results of operations from producing activities...................  $    24,106           644       24,750
                                                                        --------------  ---------  --------------
                                                                        --------------  ---------  --------------

------------------------
(A) No income tax benefit has been recognized as it has not been realized by the Company.

(B) No income tax expense was reflected in results of operations from producing activities in 1993 because of the availability of tax loss, percentage depletion and credit carryforwards.

(C) Includes $22,392,000 attributable to the ONEOK settlement.

(D) Includes $1,589,000 attributable to the ONEOK settlement.

    (D) ESTIMATED PROVED OIL AND GAS RESERVES -- The Company's estimate of its proved and proved developed future net recoverable oil and gas reserves and changes for 1992, 1993 and 1994 follows. Such estimates are inherently imprecise and may be subject to substantial revisions.

    Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangement, including energy swap agreements (see Note 13), but not on escalations based on future conditions.

    Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

    The Company's presentation of estimated proved oil and gas reserves has been restated to exclude, for each of the years presented, those quantities attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled at expected BTU factors, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements. This restatement was made following discussion with the Staff of the Securities and Exchange Commission.

    The Company has also presented, as additional information, proved oil and gas reserves including quantities attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements as the related oil and gas property costs and deferred revenue are included on the Company's balance sheets for each of

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
the years presented. This additional information is not presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                          OIL AND CONDENSATE
                                                   ---------------------------------
                                                                                                    GAS
                                                                (MBBLS)               -------------------------------
                                                   ---------------------------------                    (MMCF)
                                                    UNITED                             UNITED    --------------------
                                                    STATES      CANADA       TOTAL     STATES     CANADA      TOTAL
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1991.....................      3,131       2,184       5,315    148,758     23,752    172,510
  Revisions of previous estimates................       (139)         33        (106)    (9,837)      (219)   (10,056)
  Extensions and discoveries.....................          9          --           9      1,127         --      1,127
  Production.....................................     (1,249)       (142)     (1,391)   (18,697)    (1,360)   (20,057)
  Sales of reserves in place.....................       (646)     (2,075)     (2,721)   (20,273)   (22,173)   (42,446)
  Purchases of reserves in place.................      5,867          --       5,867     63,343         --     63,343
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1992.....................      6,973          --       6,973    164,421         --    164,421
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        587          --         587     30,234         --     30,234
                                                   ---------  -----------  ---------  ---------  ---------  ---------
  Balance at December 31, 1992, including volumes
   attributable to volumetric production
   payments......................................      7,560          --       7,560    194,655         --    194,655
                                                   ---------  -----------  ---------  ---------  ---------  ---------
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1992.....................      6,973          --       6,973    164,421         --    164,421
  Revisions of previous estimates................        507          --         507     17,874         --     17,874
  Extensions and discoveries.....................        201          --         201      8,395         --      8,395
  Production.....................................     (1,308)         --      (1,308)   (22,383)        --    (22,383)
  Sales of reserves in place.....................       (280)         --        (280)   (18,941)        --    (18,941)
  Purchases of reserves in place.................      1,704          --       1,704     94,730         --     94,730
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1993.....................      7,797          --       7,797    244,096         --    244,096
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        401          --         401     29,286         --     29,286
                                                   ---------  -----------  ---------  ---------  ---------  ---------
  Balance at December 31, 1993, including volumes
   attributable to volumetric production
   payments......................................      8,198          --       8,198    273,382         --    273,382
                                                   ---------  -----------  ---------  ---------  ---------  ---------
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1993.....................      7,797          --       7,797    244,096         --    244,096
  Revisions of previous estimates................        989          --         989      7,848         --      7,848
  Extensions and discoveries.....................         41          --          41      9,894         --      9,894
  Production.....................................     (1,361)         --      (1,361)   (32,043)        --    (32,043)
  Sales of reserves in place.....................       (170)         --        (170)    (6,377)        --     (6,377)
  Purchases of reserves in place.................         17          --          17      8,220         --      8,220
                                                   ---------  -----------  ---------  ---------  ---------  ---------
Balance at December 31, 1994.....................      7,313          --       7,313    231,638         --    231,638
Additional disclosures:
  Volumes attributable to volumetric production
   payments......................................        219          --         219     15,358         --     15,358
                                                   ---------  -----------  ---------  ---------  ---------  ---------
  Balance at December 31, 1994, including volumes
   attributable to volumetric production
   payments......................................      7,532          --       7,532    246,996         --    246,996
                                                   ---------  -----------  ---------  ---------  ---------  ---------
                                                   ---------  -----------  ---------  ---------  ---------  ---------

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    Purchases of reserves in place represent volumes recorded on the closing dates of the acquisitions for financial accounting purposes. The revisions of previous estimates for natural gas in 1994 include 5,833 MMCF for an adjustment related to the change in accounting for oil and gas sales from the sales method to the entitlements method.

                                                            OIL AND CONDENSATE                        GAS
                                                     ---------------------------------  -------------------------------
                                                                  (MBBLS)                           (MMCF)
                                                     ---------------------------------  -------------------------------
                                                      UNITED                             UNITED
                                                      STATES      CANADA       TOTAL     STATES     CANADA      TOTAL
                                                     ---------  -----------  ---------  ---------  ---------  ---------
Proved developed reserves at:
  December 31, 1991................................      2,903       1,824       4,727    132,434     20,807    153,241
  December 31, 1992................................      5,831          --       5,831    146,048         --    146,048
  December 31, 1993................................      6,377          --       6,377    187,534         --    187,534
  December 31, 1994................................      6,775          --       6,775    179,574         --    179,574

    The Company's proved developed reserves, including amounts attributable to volumetric production payments, are shown below. This disclosure is presented as additional information and is not intended to represent required disclosure pursuant to SFAS No. 69.

                                                            OIL AND CONDENSATE                        GAS
                                                     ---------------------------------  -------------------------------
                                                                  (MBBLS)                           (MMCF)
                                                     ---------------------------------  -------------------------------
                                                      UNITED                             UNITED
                                                      STATES      CANADA       TOTAL     STATES     CANADA      TOTAL
                                                     ---------  -----------  ---------  ---------  ---------  ---------
Proved developed reserves, including amounts
 attributable to volumetric production payments at:
  December 31, 1991................................      2,903       1,824       4,727    153,395     20,807    174,202
  December 31, 1992................................      6,418          --       6,418    176,282         --    176,282
  December 31, 1993................................      6,778          --       6,778    216,820         --    216,820
  December 31, 1994................................      6,994          --       6,994    194,932         --    194,932

    (E) STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS -- Future oil and gas sales and production and development costs have been estimated using prices and costs in effect at the end of the years indicated, except in those instances where the sale of oil and natural gas is covered by contracts, energy swap agreements or volumetric production payments. In the case of contracts, the applicable contract prices, including fixed and determinable escalations, were used for the duration of the contract. Thereafter, the current spot price was used. Prior to December 31, 1993 the contracts included natural gas sales contracts with a company which is involved in Chapter 11 bankruptcy proceedings. Subsequent to December 31, 1993 the volumes applicable to this contract were priced at spot prices. Future oil and gas sales include the estimated effects of existing energy swap agreements as discussed in Note 13.

    Future income tax expenses are estimated using the statutory tax rate of 35%. Estimates for future general and administrative and interest expenses have not been considered.

    Changes in the demand for oil and natural gas, inflation and other factors make such estimates inherently imprecise and subject to substantial revision. This table should not be construed to be an estimate of the current market value of the Company's proved reserves. Management does not rely upon the information that follows in making investment decisions.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    The Company's presentation of the standardized measure of discounted future net cash flows and changes therein has been restated to exclude, for each of the years presented, amounts attributable to future deliveries required under volumetric production payments. In order to calculate such amounts, the Company has assumed that deliveries under volumetric production payments are made as scheduled, that production costs corresponding to the volumes delivered are incurred by the Company at average rates for the properties subject to the production payments, and that delivery commitments are satisfied through delivery of actual volumes as opposed to cash settlements. This restatement was made following discussions with the Staff of the Securities and Exchange Commission.

    The Company has also presented, as additional information, the standardized measure of discounted future net cash flows and changes therein including amounts attributable to future deliveries required under volumetric production payments. The Company believes that this information is informative to readers of its financial statements because the related oil and gas property costs and deferred revenue are shown on the Company's balance sheets for each of the years presented. This additional information is not required to be presented in accordance with SFAS No. 69; however, the Company believes this additional information is useful in assessing its reserve acquisitions and financial position on a comprehensive basis.

                                                                                        DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1994          1993          1992
                                                                          ------------  ------------  ------------
                                                                                       (IN THOUSANDS)
Future oil and gas sales................................................  $    502,186       662,265       497,567
Future production and development costs.................................      (193,376)     (240,145)     (187,604)
                                                                          ------------  ------------  ------------
Future net revenue......................................................       308,810       422,120       309,963
10% annual discount for estimated timing of cash flows..................      (100,480)     (138,917)     (103,636)
                                                                          ------------  ------------  ------------
Present value of future net cash flows before income taxes..............       208,330       283,203       206,327
Present value of future income tax expense..............................          (867)      (24,286)      (18,566)
                                                                          ------------  ------------  ------------
Standardized measure of discounted future net cash flows................  $    207,463       258,917       187,761
Additional disclosures:
  Amounts attributable to volumetric production payments................        22,686        40,136        39,248
                                                                          ------------  ------------  ------------
  Total discounted future net cash flows, including amounts attributable
   to volumetric production payments....................................  $    230,149       299,053       227,009
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

    Undiscounted future income tax expense was $1,348,000 at December 31, 1994, $35,028,000 at December 31, 1993 and $32,718,000 at December 31, 1992.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(16) SUPPLEMENTAL FINANCIAL DATA -- OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED): (CONTINUED)
    CHANGES IN THE STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATING TO PROVED OIL AND GAS RESERVES -- An analysis of the changes in the standardized measure of discounted future net cash flows during each of the last three years is as follows:

                                                                                1994         1993         1992
                                                                             -----------  -----------  -----------
                                                                                        (IN THOUSANDS)
Standardized measure of discounted future net cash flows relating to proved
 oil and gas reserves, at beginning of year................................  $   258,917      187,761      164,651
Changes resulting from:
  Sales of oil and gas, net of production costs............................      (69,607)     (59,572)     (52,090)
  Net changes in prices and future production costs........................      (80,526)     (22,010)      14,287
  Net changes in future development costs..................................        7,432      (18,724)      (2,444)
  Extensions, discoveries and improved recovery............................       10,817       15,322        2,122
  Previously estimated development costs incurred during the period........       10,000       13,424        9,315
  Revisions of previous quantity estimates.................................       16,840       25,262      (11,450)
  Sales of reserves in place...............................................      (10,630)     (28,802)     (67,877)
  Purchases of reserves in place...........................................        8,467      127,418      113,567
  Accretion of discount on reserves at beginning of year before income
   taxes...................................................................       32,334       24,558       20,392
  Net change in income taxes...............................................       23,419       (5,720)      (2,712)
                                                                             -----------  -----------  -----------
Standardized measure of discounted future net cash flows relating to proved
 oil and gas reserves, at end of year......................................  $   207,463      258,917      187,761
Additional disclosures:
  Amounts attributable to volumetric production payments...................       22,686       40,136       39,248
                                                                             -----------  -----------  -----------
  Total discounted future net cash flows relating to proved oil and gas reserves, including amounts attributable to volumetric production
   payments, at end of year................................................  $   230,149      299,053      227,009
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

    As of April 1, 1995 the Company was receiving an average price of $1.59 per MCF and $17.25 per barrel. Based on these prices the standardized measure of discounted future net cash flows, exclusive of amounts attributable to volumetric production payments, would have been approximately $193,600,000 at December 31, 1994.

(17) SUBSEQUENT EVENTS:
    On April 13, 1995 the Company sold to a bank a participation interest in the Company's claim in a bankruptcy proceeding. Consideration received consisted of a $4,000,000 nonrecourse loan, in exchange for which the bank will receive, solely from the proceeds of the bankruptcy claim, an amount equal to the loan principal plus accrued interest at 16.5% per annum plus 25% of the excess, if any, of the proceeds over the loan principal and interest. The Company may, under certain conditions, limit the overall cost of financing to 23.5% per annum by exercising its option to repurchase the bank's interest in the bankruptcy claim prior to receipt of any proceeds of the claim.

    On April 17, 1995, the Company signed letters of intent with The Anschutz Corporation (Anschutz) and with Joint Energy Development Investments Limited Partnership (JEDI), an affiliate of Enron Corp., in each case as described below.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(17) SUBSEQUENT EVENTS: (CONTINUED)
    The Anschutz letter of intent contemplates that Anschutz will purchase 3,760,000 shares of the Company's common stock and shares of newly-issued preferred stock that are convertible into 1,240,000 additional shares of common stock for a total consideration of $45,000,000, or $9.00 per share. The preferred stock will have a liquidation preference and will receive dividends ratably with the common stock. The investment will be made in two closings. In the first closing, expected to occur in early May 1995, Anschutz will loan the Company $9,900,000 for a term of 9 months. The loan will bear interest at 8% per annum for 16 weeks and at 12.5% per annum thereafter. The loan will be secured by oil and gas properties owned by the Company, the preferred stock of Archean Energy Ltd. and certain other assets acceptable to Anschutz. The loan may be converted into 1,100,000 shares of Forest's common stock at Anschutz's election, but the loan must be so converted at the second closing. At the second closing, expected to occur by July 1995 following receipt of shareholder approval of the transactions contemplated by the letter of intent, Anschutz will purchase 2,660,000 shares of common stock and the convertible preferred stock. In connection with this purchase, Anschutz will agree to certain voting, acquisition, and transfer limitations regarding shares of common stock for five years after the second closing, including (a) a limit on voting, subject to certain exceptions, that would require Anschutz to vote all shares of common stock acquired by Anschutz in the transaction in excess of an amount equal to 19.99% of the shares of common stock then outstanding in the same proportion as all other shares of common stock are voted, (b) a limit on the number of persons associated with Anschutz that may at any time be elected as directors of the Company and (c) a limit on the acquisition of additional shares of common stock by Anschutz (whether pursuant to the exercise of the $10.50 warrants or the option received from JEDI, each as described below, or otherwise), subject to certain exceptions, that would prohibit any acquisition by Anschutz that would result in Anschutz owning 40% or more of the shares of common stock then issued and outstanding. While the foregoing limitations are in effect, Anschutz will have a minority representation on the board of directors.

    The JEDI letter of intent contemplates that, at the second closing referred to above, Forest and JEDI will restructure JEDI's existing loan currently having a principal balance of approximately $62,100,000. In exchange for certain warrants referred to below, JEDI will relinquish the net profits interest that it holds in certain Forest properties and will reduce the interest rate relating to the loan. As a result of the loan restructuring and the issuance of the warrants, the Company anticipates a reduction of the recorded amount of the related liability to approximately $45,000,000 and a reduction of interest expense of approximately $2,100,000 per annum. In addition, beginning 18 months after the second closing, the Company may prepay the loan at any time and may tender its interest in the underlying properties in full satisfaction of the loan.

    The JEDI letter of intent also contemplates that, at the second closing, JEDI will receive warrants to purchase 2,250,000 shares of the Company's common stock for $10.00 per share and warrants to purchase 3,888,888 shares of common stock at $10.50 per share. The $10.00 warrants expire on December 31, 2002, except that, in certain circumstances, the Company may terminate the warrants at any time beginning 36 months after the second closing if the average closing price of the common stock for both the 90 day and 15 day periods immediately preceding the termination is in excess of $12.50 per share. For the first 36 months after the second closing, the $10.00 warrants may be exercised only on the dates and in the respective numbers of shares required to be delivered by JEDI to Anschutz pursuant to the exercise of the option granted by JEDI to Anschutz, as described below. The $10.50 warrants are exercisable during the first 18 months after the second closing, subject to extension in certain circumstances to 36 months after the second closing. The letters of intent also contemplate that, at the second closing, JEDI will assign to Anschutz the $10.50 warrants and will grant to Anschutz an option to purchase up to 2,250,000 shares of common stock during the first 36 months after the second closing.

                             FOREST OIL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

(17) SUBSEQUENT EVENTS: (CONTINUED)
    The letters of intent require the Company to pay Anschutz and JEDI certain fees and expenses in connection with the letters of intent and the transactions contemplated thereby in certain circumstances. The Anschutz letter of intent requires the Company to pay to Anschutz a fee (called a subsequent event fee) of up to $2,500,000 upon the occurrence of certain events prior to the second closing (or, if the second closing does not occur, April 17, 1996), such as a merger, consolidation or other business combination between the Company and a person other than Anschutz. In the Anschutz letter of intent, the Company has agreed not to solicit proposals for transactions that would require the Company to pay a subsequent event fee and to keep Anschutz generally informed regarding the receipt and disposition by the Company of proposals regarding such transactions made by other persons.

    The transactions contemplated by the letters of intent are subject to, among other things, the preparation and execution of definitive documentation satisfactory to the parties and to the approval of Forest's board of directors and certain of its creditors. The purchase by Anschutz of common stock at the second closing, the restructure of JEDI's existing loan and the transactions between Anschutz and JEDI described above are also subject to, among other things, the prior approval of Forest's shareholders and Hart-Scott-Rodino clearance. The Company believes that short-term and long-term liquidity would be significantly improved by the conclusion of the transactions described above. Although the Company believes that the conditions to the closing of the transactions can be satisfied, there can be no assurance that the transactions will close on the terms and on the dates referred to above, or at all.

                                AUDITORS' REPORT

FEBRUARY 1, 1995


To the Directors of
ATCOR Resources Ltd.

    We have audited the consolidated balance sheets of ATCOR Resources Ltd. as at December 31, 1994 and 1993, and the consolidated statements of earnings and retained earnings and changes in financial position for each of the years in the three year period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

    In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1994 and 1993 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1994 in accordance with Canadian generally accepted accounting principles.


    Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States. In our opinion, the application of the latter would have affected the determination of consolidated net earnings income and changes in consolidated financial position expressed in Canadian dollars for each of the three years in the period ended December 31, 1994 and the determination of consolidated deficit also expressed in Canadian dollars at December 31, 1994 and 1993 to the extent summarized in Note 16 to the consolidated financial statements.


/s/ PRICE WATERHOUSE

Chartered Accountants
Calgary, Alberta

                              ATCOR RESOURCES LTD.

                           CONSOLIDATED BALANCE SHEET

                     (STATED IN 000'S OF CANADIAN DOLLARS)

                                     ASSETS

                                                                        AS OF                     AS OF
                                                                    SEPTEMBER 30,              DECEMBER 31,
                                                               ------------------------  ------------------------
                                                                  1995         1994         1994         1993
                                                               -----------  -----------  -----------  -----------
                                                                     (UNAUDITED)
Current Assets
  Accounts receivable........................................  $    27,993  $    23,548  $    31,142  $    28,747
  Inventories................................................        2,600        1,845        1,502          864
  Prepaid expenses...........................................          938        1,099        1,786        2,076
  Amount receivable relating to sale of asset................           --           --           --       10,350
                                                               -----------  -----------  -----------  -----------
                                                                    31,531       26,492       34,430       42,037
Investment in Securities (Note 8)............................        4,985        4,985        4,985        4,985
Property, Plant and Equipment (Note 9).......................      245,669      257,837      258,014      259,180
                                                               -----------  -----------  -----------  -----------
                                                               $   282,185  $   289,314  $   297,429  $   306,202
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

                                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Due to bank (Note 10)......................................  $     5,000  $     5,000  $     5,000  $    15,250
  Accounts payable and accrued liabilities...................       26,776       24,013       30,855       25,955
                                                               -----------  -----------  -----------  -----------
                                                                    31,776       29,013       35,855       41,205
Other Liabilities............................................        3,492        3,009        3,084        2,679
Due to Bank (Note 10)........................................       19,181       37,616       34,005       46,251
Deferred Income Taxes........................................       51,753       48,893       50,421       47,759
Shareholders' Equity
  Class A and Class B shares (Note 11).......................      135,787      135,787      135,787      135,787
  Retained earnings..........................................       40,196       34,996       38,277       32,521
                                                               -----------  -----------  -----------  -----------
                                                                   175,983      170,783      174,064      168,308
  Commitments and Contingencies (Note 15)
                                                               -----------  -----------  -----------  -----------
                                                               $   282,185  $   289,314  $   297,429  $   306,202
                                                               -----------  -----------  -----------  -----------
                                                               -----------  -----------  -----------  -----------

                              ATCOR RESOURCES LTD.

            CONSOLIDATED STATEMENT OF EARNINGS AND RETAINED EARNINGS

                     (STATED IN 000'S OF CANADIAN DOLLARS)

                                                     NINE MONTHS ENDED                   YEAR ENDED
                                                        SEPTEMBER 30                     DECEMBER 31
                                                  ------------------------  -------------------------------------
                                                     1995         1994         1994         1993         1992
                                                  -----------  -----------  -----------  -----------  -----------
                                                        (UNAUDITED)
Revenues
  Sales.........................................  $   197,389  $   129,340  $   191,007  $   124,344  $   104,110
  Investment and other income...................          122          377          504          258          506
  Settlement fee (Note 4).......................           --           --        3,178           --           --
                                                  -----------  -----------  -----------  -----------  -----------
                                                      197,511      129,717      194,689      124,602      104,616
Expenses
  Cost of gas...................................      133,738       65,940      105,732       41,695       40,074
  Operating and gas transportation..............       21,311       22,825       30,827       31,953       27,483
  Royalties.....................................        6,171        7,870       10,119        8,972        5,869
  Alberta Royalty Tax Credit....................       (1,102)      (1,215)      (1,621)      (1,580)      (1,530)
  General and administrative (Note 9(c))........        3,590        3,506        4,743        4,385        4,269
  Depletion and depreciation (Note 9(a) and
   (b)).........................................       25,804       20,724       28,137       22,990       14,927
  Gain on sale of interest in ethane extraction
   plant (Note 3(a))............................           --           --           --       (7,326)          --
  Interest (Note 9(d))..........................        2,598        3,058        4,009        2,767          144
  Recovery of loss in value of securities.......           --           --           --          (83)          --
                                                  -----------  -----------  -----------  -----------  -----------
                                                      192,110      122,708      181,946      103,773       91,236
Earnings before income taxes....................        5,401        7,009       12,743       20,829       13,380
Income taxes (Note 6)
  Current.......................................        2,150        3,400        4,325        1,969        1,859
  Deferred......................................        1,332        1,134        2,662        8,622        4,048
                                                  -----------  -----------  -----------  -----------  -----------
                                                        3,482        4,534        6,987       10,591        5,907
Net earnings....................................        1,919        2,475        5,756       10,238        7,473
Dividends on Preferred shares...................           --           --           --          591          747
                                                  -----------  -----------  -----------  -----------  -----------
Net earnings attributable to Class A and Class B
 shares (Note 7)................................        1,919        2,475        5,756        9,647        6,726
Retained earnings, beginning of year............       38,277       32,521       32,521       22,874       16,148
                                                  -----------  -----------  -----------  -----------  -----------
Retained earnings, end of year..................  $    40,196  $    34,996  $    38,277  $    32,521  $    22,874
                                                  -----------  -----------  -----------  -----------  -----------
                                                  -----------  -----------  -----------  -----------  -----------

                              ATCOR RESOURCES LTD.

            CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

                     (STATED IN 000'S OF CANADIAN DOLLARS)


                                                         NINE MONTHS ENDED               YEAR ENDED
                                                           SEPTEMBER 30                 DECEMBER 31
                                                       ---------------------  --------------------------------
                                                          1995       1994       1994        1993       1992
                                                       ----------  ---------  ---------  ----------  ---------
                                                            (UNAUDITED)
Cash provided from (used in) operating activities
  Net earnings.......................................  $    1,919  $   2,475  $   5,756  $   10,238  $   7,473
  Depletion and depreciation.........................      25,804     20,724     28,137      22,990     14,927
  Deferred income taxes..............................       1,332      1,134      2,662       8,622      4,048
  Gain on sale of asset..............................          --         --         --      (7,326)        --
  Recovery of loss in value of securities............          --         --         --         (83)        --
                                                       ----------  ---------  ---------  ----------  ---------
Cash flow from operating activities..................      29,055     24,333     36,555      34,441     26,448
  (Increase) decrease in working capital other than
   cash..............................................      (1,182)    13,604     12,507     (16,739)     1,202
  Other..............................................          --         --       (409)        (56)      (695)
                                                       ----------  ---------  ---------  ----------  ---------
                                                           27,873     37,937     48,653      17,646     26,955
Cash provided from (used in) financing activities
  Long-term borrowing/(repaid).......................     (14,824)    (8,635)   (12,246)     (5,446)    15,676
  Issue of shares to acquire Altex Resources Ltd.....          --         --         --      22,202         --
  Issue of shares net of costs.......................          --         --         --       9,623         --
  Proceeds from sale of investments..................          --         --         --         618         --
  Dividends on preferred shares......................          --         --         --        (591)      (747)
  Redemption of preferred shares.....................          --         --         --     (12,000)    (2,000)
  (Decrease) in other liabilities....................        (283)      (272)        --          --         --
                                                       ----------  ---------  ---------  ----------  ---------
  Cash available for investing activities............      12,766     29,030     36,407      32,052     39,884
Investment
  Acquisition of Altex Resources Ltd., net of working
   capital deficiency of $4,822......................          --         --         --      27,387         --
  Capital expenditures, net of oil and gas
   dispositions......................................      12,807     18,787     26,164      24,023     40,192
  Net proceeds from sale of non-oil and gas fixed
   assets............................................         (41)        (7)        (7)    (10,255)        --
                                                       ----------  ---------  ---------  ----------  ---------
                                                           12,766     18,780     26,157      41,155     40,192
                                                       ----------  ---------  ---------  ----------  ---------
Increase (decrease) in cash*.........................  $       --  $  10,250  $  10,250  $   (9,103) $    (308)
                                                       ----------  ---------  ---------  ----------  ---------
                                                       ----------  ---------  ---------  ----------  ---------


* For the purposes of this statement, cash represents the current portion of the amount due to the bank.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain amounts have been reclassified to conform to the current presentation.

    PROPERTY, PLANT AND EQUIPMENT

    (A)  PETROLEUM AND NATURAL GAS PROPERTIES

        The Company follows the full cost method of accounting, as prescribed by the guideline issued by The Canadian Institute of Chartered Accountants, whereby all costs related to the exploration for and development of petroleum and natural gas are capitalized. Such costs, including tangible equipment and directly related general and administrative expenses, are accumulated in one cost centre for each country. Interest costs are capitalized on major development projects.

        Costs of petroleum and natural gas properties (except for those relating to significant unproved properties and major development projects) are depleted by the unit of production method based on gross (before royalties) proved reserves and production. Oil and natural gas liquids reserves and production are converted to natural gas equivalents using the relative energy content of 6.5 thousand cubic feet of gas equalling one barrel of oil. Sulphur reserves and production are converted to natural gas equivalents at one long ton to 15 thousand cubic feet of gas.

         The net book value, less related deferred income taxes and accrued future removal and site restoration costs, is limited to a ceiling amount which represents the aggregate of (a) proved reserves at current prices and costs and (b) the cost less impairment of significant unproved properties and major development projects, less (c) future estimated general and administrative expenses, financing costs and income taxes.

         Proceeds of disposals are credited to cost and no gains or losses are recognized unless such treatment alters the depletion rate by more than 20 percent.

        Substantially all of the Company's exploration and production activities are conducted jointly with others and the consolidated financial statements reflect only the Company's proportionate interest in such activities.

    (B)  ETHANE EXTRACTION PLANT

        The Company has a working interest in a joint venture which owns and operates a plant to extract ethane and other natural gas liquids from natural gas. The consolidated financial statements reflect the Company's proportionate interest in this joint venture.

        The Company's investment in this plant is depreciated on a straight-line basis over the estimated useful life of the plant.

    (C)  FUTURE REMOVAL AND SITE RESTORATION COSTS

        Provision for estimated future removal and site restoration costs is made by the unit of production method. The related charge is included with depletion and depreciation and is reflected in other liabilities.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    INVENTORIES

    Inventories, consisting of natural gas and equipment, are valued at the lower of cost or net realizable value.

    INVESTMENT IN SECURITIES

    Investment in securities is carried at cost less any permanent impairment in value.

    INCOME TAXES

    The Company provides for deferred income taxes, which principally arise from the excess of capital cost allowance and exploration and development costs claimed for tax purposes over related depletion and depreciation.

    PER SHARE INFORMATION

    Earnings per share are calculated using the weighted average number of Class A and Class B shares outstanding.

    PENSIONS

    The Company's employees are members of a non-contributory defined benefit plan. The cost of pension benefits is determined using the accrued benefit actuarial cost method and reflects managements's best estimates of investment returns, wage and salary increases, mortality rates, terminations and age at retirement. Adjustments resulting from plan enhancements, experience gains and losses and changes in assumptions are amortized over the estimated average remaining service life of employees.

(2) ACQUISITION OF ALTEX RESOURCES LTD.:
    On January 1, 1993, the Company acquired all of the Common Shares of Altex Resources Ltd. ("Altex"), an oil and gas exploration and development company. As consideration, the Company issued 6,343,400 Class A Non-Voting shares.

    The acquisition was recorded January 1, 1993 at $3.50 per share, using the purchase method, and the allocation of the purchase price and related costs of $363,000 was as follows:

ASSETS
  Current.........................................................  $   2,400
  Property, plant and equipment...................................     29,941
                                                                    ---------
                                                                       32,341
                                                                    ---------

LIABILITIES
  Due to bank.....................................................  $   4,070
  Other current...................................................      3,151
  Other liabilities...............................................        204
  Deferred income taxes...........................................      2,351
                                                                    ---------
                                                                        9,776
                                                                    ---------
                                                                    $  22,565
                                                                    ---------
                                                                    ---------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(3) SALE OF INTEREST IN ETHANE EXTRACTION PLANT:

    (a) Effective December 1, 1993 (the transaction closed on January 17, 1994), the Company sold a 16.67 percent working interest (leaving the Company with a remaining interest of 33.33 percent) in the plant to CU Gas Limited, a subsidiary of Canadian Utilities Limited. Proceeds of the sale, after related costs, were $10,250,000 and a before tax gain of $7,326,000 was recorded. The estimated after tax gain was $3,683,000. The effect of the gain was to increase earnings by $0.10 per share.

    (b) Effective December 1, 1993, the estimated useful life of the plant was extended from 1998 to 2013. The impact of this change together with the sale of one-third of the Corporation's interest in the plant is estimated to reduce depreciation expense by $1,872,000 in 1994 and increase earnings attributable to Class A Non-Voting and Class B Common Shares by $1,123,000.

(4) SETTLEMENT FEE:
    During the year ended December 31, 1994, a company which had contracted to purchase gas from the Company and other suppliers paid these companies to suspend deliveries under the contracts until 2001. In the interim period, the Company is selling the related gas into other markets.

(5) HEDGING:
    The Company enters into contracts from time to time to lock in prices for future oil production. Gains or losses from these contracts are included in income when the related production is sold.

    During the period, the Company made hedging gains and losses as follows:

                                                                    NINE MONTHS ENDED                  YEAR ENDED
                                                                   --------------------  ---------------------------------------
                                                                       SEPTEMBER 30                    DECEMBER 31
                                                                     1995       1994          1994          1993        1992
Gains/(losses)...................................................  $     296  $    (110)    $    (110)    $     507   $      32

    The Company enters into forward exchange contracts from time to time to fix the exchange rate of the Canadian dollar against the U.S. dollar.

    At September 30, 1995, December 31, 1994, December 31, 1993, and December 31, 1991, no such contracts were outstanding. At December 31, 1992, the Company had sold forward 60,000 barrels of 1993 production at approximately U.S. $21.70 per barrel.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(6) INCOME TAXES:
    The actual income tax provision differs from that which would be expected as follows:

                                                    NINE MONTHS ENDED                YEAR ENDED
                                                       SEPTEMBER 30                  DECEMBER 31
                                                 ------------------------  -------------------------------
                                                    1995         1994        1994       1993       1992
                                                 -----------  -----------  ---------  ---------  ---------
Earnings before income taxes...................  $     5,401  $     7,009  $  12,743  $  20,829  $  13,380
                                                 -----------  -----------  ---------  ---------  ---------
Income taxes at the statutory rates............        2,408        3,108      5,650      9,236      5,933
Crown payments (net of Alberta Royalty Tax
 Credit).......................................        1,767        2,296      2,885      2,479      1,600
Resource allowance.............................       (2,316)      (2,501)    (3,182)    (2,909)    (1,841)
Depletion of assets with no tax value..........        1,704        1,506      2,045      1,393        204
Large corporation tax..........................          375          285        539        530        412
Manufacturing and processing credit............         (440)        (588)    (1,006)    (1,110)      (366)
Dividend income................................         (107)         (67)      (102)      (122)      (212)
Amortization of deferred tax benefits..........          236          236        315      1,316         --
Other..........................................         (145)         259       (157)      (222)       177
                                                 -----------  -----------  ---------  ---------  ---------
                                                 $     3,482  $     4,534  $   6,987  $  10,591  $   5,907
                                                 -----------  -----------  ---------  ---------  ---------
                                                 -----------  -----------  ---------  ---------  ---------

    Deferred tax benefits relating to certain earnings under a cost of service contract were previously recognized. The related benefits of $1,258,000 at December 31, 1994 (1993 -- $1,573,000; 1992 -- $2,889,000) are being amortized over the life of a related contract.

    Assets with a net  book value of $39,212,000  (1993 -- $43,387,000; 1992  --
$46,011,000) have no tax base and related depletion results in an increased tax rate. Of these assets $40,766,000 were not depleted during 1992.

(7) EARNINGS PER SHARE:

                                                                   NINE MONTHS ENDED
                                                                                                  YEAR ENDED
                                                                      SEPTEMBER 30                DECEMBER 31
                                                                  --------------------  -------------------------------
                                                                    1995       1994       1994       1993       1992
                                                                  ---------  ---------  ---------  ---------  ---------
Earnings per share..............................................  $    0.05  $    0.06  $    0.15  $    0.26  $    0.23

    The average number of shares used in the above calculations were 38,107,952; 38,107,952; 38,107,952; 36,774,618; 29,764,552 for the nine months ended
September 30, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992, respectively. The above per share amounts, in 1993 and 1992, are calculated after deducting dividends on the Floating Rate Cumulative Redeemable Preferred Shares, Series A.

(8) INVESTMENT IN SECURITIES:

                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Book value...............................................  $   4,985  $   4,985  $   4,985  $   4,985  $   5,520
Quoted value.............................................      3,425      2,700      2,700      2,500      2,831
Face value...............................................      5,000      5,000      5,000      5,000      9,000

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(8) INVESTMENT IN SECURITIES: (CONTINUED)
    The investment consists of 200,000 Class I, Series A, preferred shares of Trilon Corporation. In the opinion of management, the excess of book over quoted value does not represent a permanent impairment.

(9) PROPERTY PLANT AND EQUIPMENT:

                                                   SEPTEMBER 30                     DECEMBER 31
                                             ------------------------  -------------------------------------
                                                1995         1994         1994         1993         1992
                                             -----------  -----------  -----------  -----------  -----------
Cost
  Petroleum and natural gas properties.....  $   449,592  $   429,965  $   437,215  $   412,464  $   359,229
  Ethane extraction plant and other related
   processing equipment....................       23,366       23,324       23,324       23,186       33,925
  Administrative assets....................        6,417        6,006        6,133        4,882        4,040
                                             -----------  -----------  -----------  -----------  -----------
                                             $   479,375  $   459,295  $   466,672  $   440,532  $   397,194
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------
Accumulated depletion and depreciation
  Petroleum and natural gas properties.....  $   211,362  $   180,031  $   186,955  $   160,609  $   140,757
  Ethane extraction plant and other related
   processing equipment....................       17,889       17,590       17,666       17,366       23,126
  Administrative assets....................        4,455        3,837        4,037        3,377        2,955
                                             -----------  -----------  -----------  -----------  -----------
                                                 233,706      201,458      208,658      181,352      166,838
                                             -----------  -----------  -----------  -----------  -----------
  Net property plant and equipment.........  $   245,669  $   257,837  $   258,014  $   259,180  $   230,356
                                             -----------  -----------  -----------  -----------  -----------
                                             -----------  -----------  -----------  -----------  -----------

(a) As explained in Note 1, the Company applies a ceiling test to the net book value of its petroleum and natural gas assets. In applying this ceiling test, the Company used the following approximate product prices:

                                                            NINE MONTHS ENDED
                                                                                           YEAR ENDED
                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Oil (per barrel).........................................  $   21.06  $   19.00  $   19.40  $   13.17  $   19.00
Natural gas (per Mcf)....................................       1.44       1.82       1.60       2.35       1.76

    No  write-down  was required  as a  result  of this  ceiling test  (see Note
15(c)).

(b) Significant volumes of recoverable oil and gas reserves have been established in the Beaufort-Mackenzie Delta area, but they have not been categorized as proved reserves at this time due to current economic conditions. Effective October 1, 1993 the cost of these properties of $36,032,000 (at December 31, 1992 -- $35,963,000) commenced being depleted.
    This was a result of a planned well being deferred indefinitely. The effect of this change was to increase depletion expense in 1993 by $795,000 and by an estimated $3,727,000 in 1994. This reduced earnings attributable to Class A

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(9) PROPERTY PLANT AND EQUIPMENT: (CONTINUED)
    Non-Voting and Class B Common Shares by approximately $450,000 in 1993 (estimated $2,100,000 in 1994). Costs of $77,222,000 relating to a major development project (Caroline) were not depleted in 1992; the Corporation commenced depletion of these costs effective April 1993. Costs of $4,000,000 relating to other unproved properties were not subject to depletion in any of the periods presented.

(c) General and administrative ("G&A") details are described in the following table:

                                                        NINE MONTHS ENDED
                                                                                       YEAR ENDED
                                                           SEPTEMBER 30                DECEMBER 31
                                                       --------------------  -------------------------------
                                                         1995       1994       1994       1993       1992
                                                       ---------  ---------  ---------  ---------  ---------
G&A net of recoveries................................  $   6,285  $   6,126  $   8,278  $   8,411  $   7,964
Less:
  Allocated as marketing-processing operating
   expense...........................................     (1,873)    (1,809)    (2,434)    (2,927)    (2,620)
  Capitalized........................................       (822)      (811)    (1,101)    (1,099)    (1,075)
                                                       ---------  ---------  ---------  ---------  ---------
Net G&A..............................................  $   3,590  $   3,506  $   4,743  $   4,385  $   4,269
                                                       ---------  ---------  ---------  ---------  ---------
                                                       ---------  ---------  ---------  ---------  ---------

(d) Interest expense is described in the following table:

                                                            NINE MONTHS ENDED
                                                                                           YEAR ENDED
                                                               SEPTEMBER 30                DECEMBER 31
                                                           --------------------  -------------------------------
                                                             1995       1994       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------
Interest expensed........................................  $   2,598  $   3,058  $   4,009  $   2,767  $     144
Interest capitalized.....................................         --         --         --      1,825      4,928
                                                           ---------  ---------  ---------  ---------  ---------
  Total interest expense.................................  $   2,598  $   3,058  $   4,009  $   4,592  $   5,072
                                                           ---------  ---------  ---------  ---------  ---------
                                                           ---------  ---------  ---------  ---------  ---------

(10) DUE TO BANK:
    Amounts due to bank at December 31, 1994 represent amounts outstanding under the Revolving Credit Facility ($15,255,000) and the Caroline Term Loan ($23,750,000). These amounts were $4,181,000 and $20,000,000, respectively, at
September 30, 1995.  The Company has  fixed the interest  rate at  approximately
10.3 percent on $30 million of debt by entering into three interest rate swap agreements of $10 million each to 1998. The remaining amounts bear interest at approximately the prime rate.

    Management has the option to June 30, 1995 (to June 30, 1996 as of September 30, 1995), which can be extended subject to an annual review by the bank, to convert the indebtedness under the Revolving Credit Facility (maximum facility $30,000,000 -- $25,000,000 at September 30, 1995) to a term loan repayable in equal annual instalments over five years. Management's intention in 1995 is to make no principal repayments of this facility, and accordingly, all of this indebtedness has been classified as long term.

    The Caroline Term Loan is repayable in equal quarterly instalments amounting to $5 million per year.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(10) DUE TO BANK: (CONTINUED)
    A first floating charge debenture of $90,000,000 (removed in June 1995) over the assets of the Company and a general security agreement has been granted to the bank. As further security, the Company's interest in the Caroline property, its other hydrocarbon properties, and its interest in the Ethane Extraction Plan will be pledged at the request of the bank.

(11) CLASS A AND CLASS B SHARES:

Authorized
  An unlimited number of Class A Non-Voting Shares
  An unlimited number of Class B Common Shares
Issued:

                                                           CLASS A NON-VOTING SHARES
                                                                                         CLASS B COMMON SHARES
                                                 TOTAL     --------------------------  --------------------------
                                                AMOUNT        NUMBER        AMOUNT        NUMBER        AMOUNT
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1991................  $   103,752     17,886,390  $    62,348     11,878,162  $    41,404
Conversions.................................           --        293,222        1,022       (293,222)      (1,022)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1992................      103,752     18,179,612       63,370     11,584,940       40,382
Acquisition of Altex Resources Ltd. (Note
 2).........................................       22,202      6,343,400       22,202             --           --
Issue (net of costs and related tax
 benefit)...................................        9,833      2,000,000        9,833             --           --
Conversions.................................           --        497,162        1,778       (497,162)      (1,778)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1993................      135,787     27,020,174       97,183     11,087,778       38,604
Conversions.................................           --         23,150           83        (23,150)         (83)
                                              -----------  -------------  -----------  -------------  -----------
Balance at December 31, 1994................  $   135,787     27,043,324  $    97,266     11,064,628  $    38,521
                                              -----------  -------------  -----------  -------------  -----------
                                              -----------  -------------  -----------  -------------  -----------

    SHAREHOLDER RIGHTS

    The holders of the Class A Non-Voting Shares are entitled to share equally, on a share for share basis, with the holders of the Class B Common Shares, in all dividends declared by the Company on Common Shares as well as in the remaining property of the Company upon dissolution. The holders of the Class B Common Shares are entitled to vote and to exchange each Class B Common Share held for one Class A Non-Voting Share.

    If a take-over bid is made for the Class B Common Shares, holders of Class A Non-Voting Shares are entitled in certain circumstances, for the duration of the bid, to exchange each Class A Non-Voting Share for one Class B Common Share, and to tender such Class B Common Shares pursuant to the terms of the take-over bid. Such right of exchange is conditional upon the completion of the take-over bid giving rise to the right of exchange, and if the take-over bid is not completed, then the right of exchange shall be deemed to never to have existed.

    DIVIDENDS

    The Company currently has no intention of paying dividends on either the Class A Non-voting Shares or the Class B Common Shares in the near future.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(11) CLASS A AND CLASS B SHARES: (CONTINUED)
    STOCK OPTION PLAN

    On November 19, 1990, a resolution to establish a stock option plan (relating to the Class A Non-Voting Shares) was approved on such terms and conditions as the Directors may determine. As at December 31, 1994 and September 30, 1995 no options have been granted.

(12) RELATED PARTY TRANSACTIONS:
    The following transactions were carried out between the Company and corporations (including Canadian Utilities Limited) controlled by the same shareholder who controls the Company.

                                                           NINE MONTHS ENDED              YEAR ENDED
                                                              SEPTEMBER 30                DECEMBER 31
                                                          --------------------  -------------------------------
                                                            1995       1994       1994       1993       1992
                                                          ---------  ---------  ---------  ---------  ---------
Cost of administration and financial management.........  $     469  $     646  $     974  $     848  $     826
Sale of natural gas.....................................     12,523     15,036     20,043      9,285      6,916
Cost of transportation..................................      8,245      6,429      8,370      8,880      9,517
Sale of interest in the Ethane Extraction Plant.........         --         --         --     10,350         --
Sale of undeveloped petroleum rights....................      1,277         --         --         --         --
Cost of storage.........................................         --         --         51         95        101
Costs of drilling of wells and related services.........        295        478        761      1,308        683
Cost of power...........................................        250        245        352        433         12
Payment of processing fees for facilities...............        222        229        313        254        235
Revenue related to processing fees......................        332         --        453         --         --
Cost of rental and leasehold improvements...............          7          7          8         16         14
Accounts payable at period ended........................         41         51         47         64         51

    These related party transactions are considered by management to be in the normal course of business and at market value.

(13) PENSIONS:
    Pension costs for the year amounted to $102,961 (1993 -- $358,826). The following table shows the present value of the accrued pension benefits based on an actuarial appraisal dated December 31, 1993 and projected to December 31, 1994 and the net assets available to provide for these benefits, measured on a basis adjusted to market over three years.

                                                                         AT DECEMBER 31
                                                                 -------------------------------
                                                                   1994       1993       1992
                                                                 ---------  ---------  ---------
Estimated market related value of assets.......................  $   5,836  $   5,533  $   4,397
Estimated accrued pension benefits.............................      5,318      4,851      4,157
                                                                 ---------  ---------  ---------
  Surplus......................................................  $     518  $     682  $     240
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              For each of the years in the three year period ended
  December 31, 1994 and for the nine months ended September 30, 1995 and 1994

       (Information with respect to the nine month periods is unaudited) (Tabular amounts are in thousands of Canadian dollars except where indicated)

(14) SEGMENTED INFORMATION:
    The oil and gas segment includes exploration, development and production of oil and natural gas while the natural gas marketing and processing segment includes the operations of the natural gas marketing business and of the Ethane Extraction Plant.

                                                                          YEAR ENDED DECEMBER 31, 1994
                                                               ---------------------------------------------------
                                                                            NATURAL GAS
                                                                OIL & GAS   MARKETING &
                                                               PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                               -----------  ------------  -----------  -----------
Revenues.....................................................   $  58,807    $  132,200    $      --   $   191,007
                                                               -----------  ------------  -----------  -----------
Cost of gas..................................................          --       105,732           --       105,732
Operating and gas transportation.............................      12,863        17,964           --        30,827
Royalties....................................................      10,119            --           --        10,119
Alberta Royalty Tax Credit...................................      (1,621)           --           --        (1,621)
Depletion and depreciation...................................      27,160           300          677        28,137
                                                               -----------  ------------  -----------  -----------
                                                                   48,521       123,996          677       173,194
                                                               -----------  ------------  -----------  -----------
                                                                $  10,286    $    8,204    $    (677)       17,813
                                                               -----------  ------------  -----------
                                                               -----------  ------------  -----------
Investment income............................................                                                  504
Settlement fee...............................................                                                3,178
General and administrative...................................                                               (4,743)
Interest.....................................................                                               (4,009)
Income taxes.................................................                                               (6,987)
                                                                                                       -----------
Net earnings.................................................                                          $     5,756
                                                                                                       -----------
                                                                                                       -----------
Identifiable assets..........................................   $ 259,554    $   30,650    $   7,225   $   297,429
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------
Capital expenditures.........................................   $  32,307    $      138    $   1,276   $    33,721
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------

    Included in revenues relating to the natural gas marketing and processing segment are sales to customers in the United States of $30,362,000 in 1994; 1993 -- $31,805,000 and 1992 -- $31,352,000.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(14) SEGMENTED INFORMATION: (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31, 1993
                                                               ---------------------------------------------------
                                                                            NATURAL GAS
                                                                OIL & GAS   MARKETING &
                                                               PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                               -----------  ------------  -----------  -----------
Revenues.....................................................   $  51,528    $   72,816    $      --   $   124,344
                                                               -----------  ------------  -----------  -----------
Cost of gas..................................................          --        41,695           --        41,695
Operating and gas transportation.............................      13,331        18,622           --        31,953
Royalties....................................................       8,972            --           --         8,972
Alberta Royalty Tax Credit...................................      (1,580)           --           --        (1,580)
Depletion and depreciation...................................      20,629         1,915          446        22,990
                                                               -----------  ------------  -----------  -----------
                                                                   41,352        62,232          446       104,030
                                                               -----------  ------------  -----------  -----------
                                                                $  10,176    $   10,584    $    (446)       20,314
                                                               -----------  ------------  -----------
                                                               -----------  ------------  -----------
Investment income............................................                                                  258
General and administrative...................................                                               (4,385)
Gain on sale of interest Ethane Extraction Plant.............                                                7,326
Recovery of loss in value of securities......................                                                   83
Interest.....................................................                                               (2,767)
Income taxes.................................................                                              (10,591)
                                                                                                       -----------
Net earnings.................................................                                          $    10,238
                                                                                                       -----------
                                                                                                       -----------
Identifiable assets..........................................   $ 262,127    $   37,476    $   6,599   $   306,202
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------
Capital expenditures.........................................   $  24,706    $     (140)   $     828   $    25,394
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(14) SEGMENTED INFORMATION: (CONTINUED)

                                                                          YEAR ENDED DECEMBER 31, 1992
                                                               ---------------------------------------------------
                                                                            NATURAL GAS
                                                                OIL & GAS   MARKETING &
                                                               PRODUCTION    PROCESSING    CORPORATE      TOTAL
                                                               -----------  ------------  -----------  -----------
Revenues.....................................................   $  31,199    $   72,911    $      --   $   104,110
                                                               -----------  ------------  -----------  -----------
Cost of gas..................................................          --        40,074           --        40,074
Operating and gas transportation.............................       8,676        18,807           --        27,483
Royalties....................................................       5,869            --           --         5,869
Alberta Royalty Tax Credit...................................      (1,530)           --           --        (1,530)
Depletion and depreciation...................................      12,447         2,118          362        14,927
                                                               -----------  ------------  -----------  -----------
                                                                   25,462        60,999          362        86,823
                                                               -----------  ------------  -----------  -----------
                                                                $   5,737    $   11,912    $    (362)       17,287
                                                               -----------  ------------  -----------
                                                               -----------  ------------  -----------
Investment income............................................                                                  506
General and administrative...................................                                               (4,269)
Interest.....................................................                                                 (144)
Income taxes.................................................                                               (5,907)
                                                                                                       -----------
Net earnings.................................................                                          $     7,473
                                                                                                       -----------
                                                                                                       -----------
Identifiable assets..........................................   $ 224,577    $   24,691    $   6,941   $   256,209
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------
Capital expenditures.........................................   $  40,538    $      226    $     227   $    40,991
                                                               -----------  ------------  -----------  -----------
                                                               -----------  ------------  -----------  -----------

(15) COMMITMENTS AND CONTINGENCIES:

    (a) ATCOR has various commitments including those to buy, sell and transport natural gas. These commitments are considered to be in the normal course of business and, in the opinion of management, no material losses are anticipated in fulfilling such commitments.

    (b) The Company has been advised by the operator of the Edmonton Ethane Extraction Plant that a joint venture audit has identified potential errors in the processing fees charged and in the allocations of product volumes for the period 1989 through 1993. It is estimated that the cost to the Company could be up to $1.6 million pre-tax. Since the amount has not yet been agreed, no charge has been recorded in the financial statements. It is anticipated that this charge will be finalized during 1995 (during 1996 as of September 30, 1995) and will be accounted for as a prior period adjustment.

    (c) As outlined in Note 1, the net book value of oil and natural gas properties is limited to a ceiling amount. At December 31, 1994, there was a small surplus of the ceiling amount over the related net book value based, in part, on the assumption that costs related to the Beaufort-Mackenzie Delta area (Note 9(b)) were unimpaired. The ceiling test at September 30, 1995 was prepared using average prices; if period end prices had been used, a write-down would have been necessary. After the issue of the financial statements as at September 30, 1995, revisions were made to the estimated reserves at that date to reflect possible reductions in such reserves. If the ceiling test at September 30, 1995 had been prepared using period end, rather than average prices, and if the revised reserve estimates had been used, an after-tax write-down of approximately $12,000,000 would have been required.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(15) COMMITMENTS AND CONTINGENCIES: (CONTINUED)
    During December 1995, the principal shareholders of the Company (the "Shareholders") agreed to sell their shares in the Company to an unrelated U.S. based company which is to make a similar offer to the other shareholders of the Company and arrange the necessary financing. If these transactions are completed, the Company's investment in 50% of its properties in the Beaufort-Mackenzie Delta area are to be sold to these Shareholders for prices which are less than the carried costs of such properties. This would, in the absence of other changes to reserves and prices, result in a further ceiling test write-down of approximately $11,000,000 after tax. Certain other assets are also to be sold to the Shareholders for prices which would result in a gain.

    The ceiling test status at December 31, 1995 will depend on reserve quantities and prices at that date and completion of the above proposed sales to the Shareholders. The foregoing does not take into account the reserve report as of December 31, 1995 since such report was not available when these financial statements were prepared.

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:
    The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ from United States GAAP; the principal differences are as follow:

    (a) Under U.S. GAAP the carrying value of petroleum and natural gas properties, net of deferred income taxes, is limited to the 10% present value of after-tax future net revenue from proved reserves (based on prices and costs at the balance sheet date) and the unimpaired cost of unproved properties (the "U.S. ceiling test"). Under Canadian GAAP, future net revenue is not discounted but projected financing costs are deducted; this is the principal reason for the ceiling test write-downs under U.S. GAAP.

    (b) U.S. GAAP requires that deferred tax assets or liabilities be computed on the difference between financial statement and income tax bases of assets and liabilities. Deferred tax provisions are based on the change during the period in the related deferred tax asset or liability accounts (Financial Accounting Standard 109 ("FAS 109")). FAS 109 effects are shown from December 31, 1991.

    (c) The Ethane Extraction Plant was sold to a related party. Under U.S. GAAP, the gain would be credited to contributed capital in the year the sale closed--1994.

    (d) Under U.S. GAAP, the excess of book value over quoted or fair value of investments would be written off if the impairment is other than temporary.

    (e) Under U.S. GAAP, the possible charge, referred to in Note 15(b), will be accounted for as a charge against earnings in the year the amount is resolved rather than as a prior period adjustment. Some $800,000 of the possible charge was determined probable in 1994 and the after tax effect is reflected below.

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES: (CONTINUED)
    The effect of the differences between Canadian and U.S. GAAP on the consolidated statement of earnings are as follows:

                                                                NINE MONTHS ENDED
                                                                                                YEAR ENDED
                                                                   SEPTEMBER 30                DECEMBER 31
                                                               --------------------  --------------------------------
                                                                 1995       1994        1994       1993       1992
                                                               ---------  ---------  ----------  ---------  ---------
Net income as reported.......................................  $   1,919  $   2,475  $    5,756  $  10,238  $   7,473
(Increase) decrease in depletion, net of tax (a).............     (4,711)     1,817     (12,414)    (5,579)     2,191
Income taxes -- liability method (b).........................      1,425     (1,857)      1,264        936       (978)
Elimination of gain on sale of interest in Ethane Extraction
 Plant, net of tax (c).......................................     --         --          --         (3,683)    --
Write-down of investment in securities (d)...................     --         --          --         --         (2,689)
Probable charge related to correction of a prior period
 error, net of tax (e).......................................     --         --            (448)    --         --
                                                               ---------  ---------  ----------  ---------  ---------
Net (loss) income under U.S. GAAP............................  $  (1,367) $   2,435  $   (5,842) $   1,912  $   5,997
                                                               ---------  ---------  ----------  ---------  ---------
                                                               ---------  ---------  ----------  ---------  ---------
(Loss) earnings per share under U.S. GAAP....................  $   (0.04) $    0.06  $    (0.15) $    0.04  $    0.18
                                                               ---------  ---------  ----------  ---------  ---------
                                                               ---------  ---------  ----------  ---------  ---------

    As outlined in Note 15(c), the estimated oil and gas reserves of the Company were revised to reflect possible reductions in reserve quantities after the Canadian GAAP financial statements for the nine months ended September 30, 1995 were issued. The increase in depletion of $4,711,000, referred to above, is after giving effect to such possible reduction.

    The reported cash flows in the consolidated statement of changes in financial condition under U.S. GAAP are as follows:

                                                            NINE MONTHS ENDED                 YEAR ENDED
                                                               SEPTEMBER 30                  DECEMBER 31
                                                          ----------------------  ----------------------------------
                                                             1995        1994        1994        1993        1992
                                                          ----------  ----------  ----------  ----------  ----------
Operating activities....................................  $   28,205  $   27,251  $   37,021  $   27,388  $   27,500
Financing activities....................................     (14,824)     (8,635)    (11,798)     14,406      12,929
Investing activities....................................     (13,381)     (8,366)    (14,973)    (50,897)    (40,737)

------------------------

                              ATCOR RESOURCES LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              FOR EACH OF THE YEARS IN THE THREE YEAR PERIOD ENDED
  DECEMBER 31, 1994 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994

       (INFORMATION WITH RESPECT TO THE NINE MONTH PERIODS IS UNAUDITED) (TABULAR AMOUNTS ARE IN THOUSANDS OF CANADIAN DOLLARS EXCEPT WHERE INDICATED)

(16) RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING
     PRINCIPLES: (CONTINUED)
    The effect of U.S. GAAP on retained earnings is as follows:

Retained earnings under Canadian GAAP, December 31, 1991.................  $  16,148
Charge on adoption for FAS 109...........................................     (2,851)
Write-down of oil and gas assets required under U.S. ceiling test at
 December 31, 1991.......................................................    (31,055)
                                                                           ---------
    Deficit at December 31, 1991 restated under U.S. GAAP................    (17,758)
Net income (loss) under U.S. GAAP for the years ended
  December 31, 1992......................................................      5,997
  December 31, 1993......................................................      1,912
  December 31, 1994......................................................     (5,842)
                                                                           ---------
                                                                             (15,691)
Dividends declared during the years ended
  December 31, 1992......................................................       (747)
  December 31, 1993......................................................       (591)
  December 31, 1994......................................................         --
                                                                           ---------
                                                                              (1,338)
                                                                           ---------
    Deficit at December 31, 1994 under U.S. GAAP.........................    (17,029)
                                                                           ---------
Net loss for the nine month period ended September 30, 1995 under U.S.
 GAAP (unaudited)........................................................     (1,367)
                                                                           ---------
Deficit at September 30, 1995 under U.S. GAAP (unaudited)................  $ (18,396)
                                                                           ---------
                                                                           ---------

                                  [Letterhead]

                                             January 1, 1996


Forest Oil Corporation
1600 Broadway, Suite 2200
Denver, Colorado 80202


Gentlemen:

          At your request, we have reviewed the estimates prepared by the engineering staff of Forest Oil Corporation (Forest) of net proved hydrocarbon reserves, future net revenue and discounted future net revenue attributable to the interests owned by Forest in certain designated properties as set forth on Exhibit A hereto, as of December 31, 1995. In our opinion, the proved reserves and future net revenue information associated with the reviewed properties presented herein comply with the definitions and disclosure guidelines of the Security and Exchange Commission's Regulation S-X Part 210.4-10 Sec. (a) as clarified by the Commissioner's Staff Accounting Bulletin No. 40 and the Statement of Financial Accounting Standards No. 69.

          The estimated December 1995 product prices used by Forest in its preparation of the future net revenue presented herein may vary significantly in the future for such reasons as normal price fluctuations and unsettled world economic and political conditions. The recoverable reserves and future net revenue attributable thereto are related to a large extent to the hydrocarbon prices received. Therefore, quantities of reserves actually recovered and the future net revenue actually received may differ substantially from the estimated quantities presented in this report.

          The estimated net reserves, future net revenue, and discounted future net revenue attributable to Forest's interest in the properties reviewed and those properties not reviewed are summarized as follows.

                                 SEC PARAMETERS
                     Estimated Net Reserve and Income Data
                   Certain Leasehold and Royalty Interests of
                             Forest Oil Corporation
                             As of December 31, 1995

                   ------------------------------------------


                                                                                          Future Net      Future Net Revenue
                                                Oil/Condensate             Gas              Revenue        Discounted @ 10%
                                                    Barrels               MMCF                ($)                 ($)
                                                --------------            ----            ----------      ------------------

PROVED DEVELOPED
  PRODUCING
    Reviewed                                       3,215,640              62,588          92,353,851          74,631,132
    Not Reviewed                                       1,186               1,147             535,603             334,554
                                                   ---------              ------          ----------          ----------
     Total PDP                                     3,216,826              63,715          92,889,454          74,965,686

  NON-PRODUCING
    Reviewed                                       2,402,314              96,840         183,438,076         109,583,991

PROVED UNDEVELOPED
    Reviewed                                         343,034              56,279          85,280,180          55,476,450



                                     A-1


Forest Oil Corporation
January 1, 1996
Page 2


                                                                                          Future Net      Future Net Revenue
                                                Oil/Condensate             Gas              Revenue        Discounted @ 10%
                                                    Barrels               MMCF                ($)                 ($)
                                                --------------            ----            ----------      ------------------

TOTAL PROVED
    Reviewed                                       5,960,988             215,687         361,072,109         239,691,573
    Not Reviewed                                       1,186               1,147             535,603             334,554
                                                   ---------             -------         -----------         -----------
     Total                                         5,962,174             216,834         361,607,712         240,026,127

PERCENT REVIEWED                                       100.0%               99.5%               99.9%               99.9%


          Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located. The above stated values do not quantify or otherwise account for any accumulated gas imbalances that may exist.

          The future gross revenue is after the deduction of production taxes. The deductions are comprised of the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, development costs, and certain abandonment costs net of salvage. The future undiscounted net revenue is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income. The discounted future net revenue reflects a $3,577,445 adjustment for the additional value associated with volumetric production payment considerations, but has not been adjusted for any outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income.

          In performing our review we have relied upon data furnished by Forest with respect to property interests owned, production from the examined wells, current costs for operations and future development, current prices for the products, geological, structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. No consideration was given in this report, for the reviewed properties, to potential environmental liabilities which may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. Our review included (1) a study and evaluation of Forest's methods and procedures for estimating and documenting its reserve information, production expense and development expense, (2) tests to evaluate Forest's estimate of its proved oil and gas reserves, future net revenue and discounted future net revenue, and (3) such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein. The reserve estimates examined represent approximately 99.9 percent of Forest's estimated proved future net revenue discounted at 10 percent.

          In our opinion, Forest's estimates of the proved reserves, future net revenue and discounted future net revenue for its interests in the designated properties set forth in Exhibit A hereto are, in the aggregate, reasonable and were prepared in accordance with generally accepted engineering and evaluation principles, and we found no bias in the utilization and analysis of data. In certain cases Forest's estimates of reserves or income data for a given field were significantly higher or lower than Ryder Scott's estimates. However, it is our opinion, that in the aggregate Forest's estimates of reserves, future net revenue, and discounted future net revenue are reasonable in accordance with generally accepted engineering and evaluation principles.

Forest Oil Corporation
January 1, 1996
Page 3

          In the utilization of the reserve and income data presented herein, consideration should be given to the following characteristics of estimates of reserves, future production rates, and resulting net income:

     1) The reserves included in this report are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered. Moreover, estimates of proved reserves may increase or decrease as a result of future operations of Forest.

     2) The future production rates from properties now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Properties which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

     3) The future prices received by Forest for the sale of its production may be higher or lower than the prices used in this report as described above, and the operating costs and other costs relating to such production may also increase or decrease from existing levels; however, such possible changes in prices and costs were, in accordance with rules adopted by the Securities and Exchange Commission, omitted from consideration in preparing this report.

          Neither we nor any of our employees have any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our expression of opinion regarding estimates of reserves, future net revenue or discounted future net revenue for the subject properties.

                                        Very truly yours,


                                        RYDER SCOTT COMPANY
                                        PETROLEUM ENGINEERS

                                        /S/ L.B. BRANUM

                                        L.B. Branum, P.E.
                                        Petroleum Engineer

LBB/sw

Approved

/S/ JOHN WARNER
--------------------
John R. Warner, P.E.
Group Vice President

                                    EXHIBIT A

                             FOREST OIL CORPORATION

                     Fields Reviewed by Ryder Scott Company
                             As of December 31, 1995


ARKANSAS
  Aetna Field                      Franklin County
  Cecil Field                      Franklin County

LOUISIANA
  Anse LaButte Field               St. Martin Parish
  Black Hawk Field                 Concordia Parish
  Jeanerette Field                 St. Mary Parish

MISSISSIPPI
  Vintage Field                    Jefferson Davis County

OKLAHOMA
  Apache, East Field               Caddo County
  Elk City Field                   Washita County
  Jefferson NW Field               Grant County
  Perry Townsite Field             Noble County
  Polo, East Field                 Noble County
  South Mulhall Field              Logan County
  Stillwater, NW Field             Noble & Payne Counties
  Vassar, SE Field                 Payne County
  Washington Field                 McClain County
  West Webb Field                  Grant County

TEXAS
  Barbers Hill Field               Chambers County
  Gomez Field                      Pecos County
  Good, SE Field                   Borden County
  Katy Field                       Ft. Bend, Harris & Waller Counties
  Katy, South Field                Ft. Bend & Waller Counties
  Lockridge Field                  Ward County
  Loma Vieja Field                 Zapata County
  Martinez Field                   Jim Hogg County
  McAllen Ranch Field              Hidalgo County
  Slaughter Field                  Cockran County
  Vermejo Field                    Loving & Ward Counties

WYOMING
  Austin Creek Field               Natrona County
  Grieve Field                     Natrona County

                               EXHIBIT A (Cont'd.)

                             FOREST OIL CORPORATION

                     Fields Reviewed by Ryder Scott Company
                             As of December 31, 1995


                     OFFSHORE LOUISIANA
                       Chandeleur Sound Block 8 Field
                       Chandeleur Sound Block 32 Field
                       East Cameron Block 109 Field
                       Eugene Island Block 53 Field
                       Eugene Island Block 190 Field
                       Eugene Island Block 255 Field
                       Eugene Island Block 273 Field
                       Eugene Island Block 292 Field
                       Eugene Island Block 308 Field
                       Eugene Island Block 325 Field
                       Eugene Island Block 342 Field
                       Ship Shoal Block 58 Field
                       Ship Shoal Block 277 Field
                       South Marsh Island Block 142 Field
                       South Pelto Block 6 Field
                       South Timballer Block 178 Field
                       South Timballer Block 245 Field
                       Vermilion Block 102 Field
                       Vermilion Block 255 Field
                       Vermilion Block 275 Field
                       West Cameron Block 44 Field
                       West Cameron Block 225 Field
                       West Cameron Block 285/432 Field
                       West Cameron Block 615 Field


                     OFFSHORE TEXAS
                       Brazos Block 491 Field
                       Brazos Block 507 Field
                       Galveston Block A34/A35 Field
                       High Island Block A20 Field
                       High Island Block 116 Field
                       High Island Block 164 Field
                       Matagorda Island Block 682/670 Field

                     [Fekete Associates Inc. Letterhead]


December 27, 1995




Forest Oil Corporation
1600 Broadway - Suite 2200
Denver, Colorado
80202

ATTENTION: MR. BILL BERILGEN
----------------------------

Gentlemen:

RE:  LETTER OF TRANSMITTAL
     EVALUATION OF THE OIL AND GAS INTERESTS OF
     SAXON PETROLEUM INC.
     AS AT DECEMBER 31, 1995
     (CONSTANT COSTS AND PRICES)
-----------------------------------------------


Pursuant to your request we have prepared an evaluation of the proved crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Saxon Petroleum Inc., herein after referred to as the "Company", as of December 31, 1995.

The future net revenues and present worth values presented in this report were calculated using "Yearend Pricing" assumptions based on the crude oil, natural gas and natural gas product prices in effect at December, 1995 with no inflation of operating or capital costs. All revenues were presented in U.S. dollars and do not include an allowance for income tax.

The Company's share of proved remaining crude oil, natural gas, natural gas liquids as of December 31, 1995 and the respective present worth values assigned to these reserves based on "Yearend Pricing" assumptions were estimated to be as follows:

                                      SAXON PETROLEUM INC.
                                       EXECUTIVE SUMMARY
                                     AS AT DECEMBER 31, 1995
                                   (YEAR END COSTS AND PRICES)
                                           *U.S. FUNDS*
                                   ---------------------------

                                                              COMPANY INTEREST RESERVES REMAINING*
                                                     -----------------------------------------------------
                                                      BEFORE ROYALTY      AFTER ROYALTY      ROYALTY REC.
                                                     ----------------   -----------------   ---------------
                                                       OIL      GAS       OIL      GAS       OIL     GAS
                                                     -------  -------   -------  --------   ------  -------
                                                      (MSTB)  (MMSCF)    (MSTB)   (MMSCF)   (MSTB)  (MMSCF)
Proved Producing                                      3515.8  12074.1    3007.7    9682.6      6.1     19.3
Proved Non-Producing                                  1541.0   8045.4    1330.3    6534.8        -        -
                                                      ------  -------    ------   -------    -----   ------
Total Proved                                          5056.8  20119.6    4337.9   16217.5      6.1     19.3


                                                      NET PRESENT VALUE, M$
                                                      ---------------------
NET PRESENT VALUE                                     DISC @ 0%       10%
-----------------                                     ---------     -------

Proved Producing                                        34180.0     21611.0
Proved Non-Producing                                    14400.8      7280.0
                                                        -------     -------
Total Proved                                            48580.8     28891.0


VALUE OF ALBERTA ROYALTY TAX CREDIT
-----------------------------------

Proved Producing                                          1617.0     1175.0
Proved Non-Producing                                      2154.0     1504.0
                                                          ------     ------
Total Proved                                              3771.0     2679.0


GRAND TOTAL

Proved Producing                                         35797.0    22786.0
Proved Non-Producing                                     16554.8     8784.0
                                                         -------    -------
Total Proved                                             52351.8    31570.0


* Includes Company working interest and/or royalty interest share of remaining natural gas, solution gas, oil, condensate and natural gas liquids reserves.

NOTE: Numbers may not add due to rounding.



The estimates of remaining reserves for each property are summarized in Table 1. Remaining reserves include primary and secondary (solution gas recovered from oil, propane, butane, condensate recovered from natural gas and sulphur) products.


                                                 [Fekete Associates Inc. LOGO]

A summary of the net present value, in U.S. funds, of the Company's interests, discounted at rates of 0%, 10%, 15%, 20% and 25% to the evaluation reference date of December 31, 1995, is shown in Table 2.

The cash flow projections and net present values, in U.S. funds, for proved producing, proved non-producing total proved, probable additional and total proved plus probable additional reserves are attached as Tables 3 through 7, respectively.

The cash flow projections and net present values, in U.S. funds, for proved producing, proved non-producing total proved, probable additional and total proved plus probable additional reserves are attached as Tables 8 through 12, respectively.

Product price forecasts are shown in Table 13.

The reserve and net present values shown in the attached Tables are not risked.

The extent and character of ownership and all other factual data were supplied by or obtained from the files of Saxon Petroleum Inc. and were accepted as correct.

A field inspection was not considered necessary by Fekete Associates Inc.

Future capital additions from salvage value of wells, pipelines, plants, tanks, batteries and other facilities have NOT been identified and therefore NOT included in the cash flow and net present value projections.

This report has been prepared for the exclusive use of Saxon Petroleum Inc. and no part thereof should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete context of the report and the knowledge and consent of Fekete Associates Inc.

The analyses, interpretations and opinions expressed in this report reflect the best judgment of Fekete Associates Inc. Due to the inherent risks associated with the petroleum business,


                                                 [Fekete Associates Inc. LOGO]

Fekete Associates Inc. assumes no responsibility and makes no warranty whatsoever in connection with the information, analyses, interpretations and opinions presented herein.


Yours truly,
FEKETE ASSOCIATES INC.

/s/ Gary D. Metcalfe

Gary D. Metcalfe, P. Eng.
Vice-President

GDM/np
Attach.




                                               [Fekete Associates Inc. LOGO]

               [MCDANIEL & ASSOCIATES CONSULTANTS LTD. LETTERHEAD]



December 22, 1995



ATCOR LTD.
600, 800 - 6th Avenue S.W.
Calgary, Alberta
T2P 3G3



Attention:   MR. R. PRATT, V.P. OF FINANCE



Reference:   ATCOR LTD.
             EVALUATION OF PROVED OIL AND GAS RESERVES
             YEAREND PRICING & COSTS



Dear Sir:


Pursuant to your request we have prepared an evaluation of the proved crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Atcor Ltd., hereinafter referred to as the "Company", as of December 31, 1995. The future net revenues and present worth values presented in this report were calculated using "Yearend Pricing" assumptions based on the crude oil, natural gas and natural gas product prices in effect at December, 1995 with no inflation of operating or capital costs. All revenues were presented in U.S. dollars and do not include an allowance for income tax.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil properties are located in the Caroline, Herronton and Provost areas in the province of Alberta and the Success area in the province of Saskatchewan. The principal natural gas properties are in the Caroline, Herronton and Provost areas in the province of Alberta and the Doig River area in the province of British Columbia.

The Company's share of proved remaining crude oil, natural gas, natural gas liquids and sulphur reserves as of December 31, 1995 and the respective present worth values assigned to these reserves based on "Yearend Pricing" assumptions were estimated to be as follows:

Atcor Ltd.
Yearend Pricing & Costs
December 22, 1995
Page 2



                                          ESTIMATED COMPANY SHARE OF
                                          PROVED REMAINING RESERVES
                                           AS OF DECEMBER 31, 1995
                                              MBBL - MMCF - MLT
                         -----------------------------------------------------
                            Proved              Proved               Total
                           Producing         Non-Producing         Proved(3)
                           ---------         -------------         ---------
Crude Oil
    Gross  (1)               7,279                224                 7,503
    Net    (2)               5,952                194                 6,146

Natural Gas
    Gross  (1)              71,769             39,718               111,487
    Net    (2)              58,792             33,246                92,038

Natural Gas Liquids
    Gross  (1)               4,543                270                 4,813
    Net    (2)               3,411                184                 3,595

Sulphur
    Gross  (1)                 624                -                     624
    Net    (2)                 505                -                     505



                                          ESTIMATED COMPANY SHARE OF
                                    PRESENT WORTH VALUES BEFORE INCOME TAX
                                           AS OF DECEMBER 31, 1995
                                               $1000 (4) (5) (6)
                                ----------------------------------------------
                                                 DISCOUNTED AT
                                      0%                              10%
                                    -------                         -------
Proved Producing Reserves           128,532                          87,879
Proved Non-Producing Reserves        26,877                          13,506
Total Proved Reserves               155,409                         101,385


(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deduction of royalties payable to others.

(2)  Net reserves are gross reserves less all royalties payable to others.

(3)  Essentially all of the proved reserves were considered to be developed.

(4) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.

(5)  Based on "Constant Price" assumptions at December, 1995 (see Appendix 1
     - Price Schedules).

(6)  All present worth values are presented in U.S. $.

(7)  No allowance has been made for any Alberta Royalty Tax Credit.




                   - McDaniel & Associates Consultants Ltd. -

Atcor Ltd.
Yearend Pricing & Costs
December 22, 1995
Page 3

The Company's share of remaining reserves and present worth values are presented on a total Company basis in Table A. Tables summarizing the reserves, production and revenues for the total proved, proved producing and proved non-producing reserve categories are presented in Appendices 2 to 4 respectively. Reserve estimates are presented by property in Table 2 and by area in Table 3. Summations of the forecast production, revenues, applicable royalties and operating and capital expenses are presented on a total basis in Table 1 and by area in Table 4. Separate tables presenting the 1995 reserve additions resulting from 1995 drilling programs are presented in Appendix 5. A summary of the Company's interests and encumbrances in each property is also presented in Appendix 6.

Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are contained in the "Evaluation Methodology" section of Appendix I. A summary of the product price schedules, reserve definitions and Imperial and SI unit conversion factors are also presented in Appendix I.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Atcor Ltd. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Atcor Ltd. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report were not made available or if any data provided were found to be erroneous.

Sincerely,

MCDANIEL & ASSOCIATES CONSULTANTS LTD.

/s/ R. E. Hughes
----------------------------                   PERMIT TO PRACTICE
R. E. Hughes, P. Eng.                MCDANIEL & ASSOCIATES CONSULTANTS LTD.
                                     Signature /s/ R. E. Hughes
/s/ C. B. Kowalski                             -------------------------------
----------------------------         Date      DEC 22 1995
C. B. Kowalski, P. Eng.                   ------------------------------------
                                             PERMIT NUMBER: P 3145
/s/ F. Shorning                     The Association of Professional Engineers,
----------------------------         Geologists and Geophysicists of Alberta
F. Shorning, P. Geol.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH QUALIFIED SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          16
Use of Proceeds................................          16
Capitalization.................................          17
Price Range of Common Stock....................          18
Dividend Policy................................          18
Selected Financial and Operating
  Data.........................................          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          22
Business and Properties........................          38
The Anschutz and JEDI Transactions.............          52
Management.....................................          57
Principal and Selling Shareholders.............          60
Description of Capital Stock...................          62
Underwriting...................................          66
Legal Matters..................................          68
Experts........................................          68
Certain Definitions............................          68
Available Information..........................          70
Incorporation of Certain Documents by
  Reference....................................          70
Index to Financial Statements..................         F-1
Review Report of Ryder Scott
  Company......................................         A-1
Summary Reserve Report of Fekete Associates,
  Inc..........................................         B-1
Summary Reserve Report of McDaniel & Associates
  Consultants Ltd..............................         C-1


12,000,000 SHARES

FOREST OIL
CORPORATION

COMMON STOCK
($.10 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS INC
DILLON, READ & CO. INC.
MORGAN STANLEY & CO.
                INCORPORATED

CHASE SECURITIES, INC.

PROSPECTUS

DATED             , 1996

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                         [ALTERNATE INTERNATIONAL PAGE]

                             SUBJECT TO COMPLETION
                                JANUARY 24, 1996

PROSPECTUS

12,000,000 SHARES

                                                                      [LOGO]
FOREST OIL CORPORATION

COMMON STOCK
($.10 PAR VALUE)

Of the 12,000,000 shares of Common Stock, $.10 par value per share (the "Common Stock"), of Forest Oil Corporation (the "Company") being offered hereby, 10,940,000 are being issued and sold by the Company and 1,060,000 shares are being sold by Saxon Petroleum Inc. (the "Selling Shareholder"), a Canadian corporation in which the Company holds a 56% economic (49% voting) interest. See "Principal and Selling Shareholders." The Company will not receive any of the proceeds from the sale of these shares by the Selling Shareholder.

Of the 12,000,000 shares of Common Stock offered hereby, 1,800,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") and 10,200,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, collectively with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters (collectively, the "Underwriters"). The Price to Public and Underwriting Discount per share will be identical for each of the Offerings. The closing of the International Offering and the U.S. Offering are conditioned upon each other. See "Underwriting."

The Common Stock is quoted on the Nasdaq National Market under the symbol "FOIL." On January 25, 1996, the last reported sale price of the Common Stock was $ per share. This price reflects a 5 to 1 reverse stock split effected on January 8, 1996. See "Price Range of Common Stock" and "Description of Capital Stock."

SEE "RISK FACTORS" ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                   PRICE TO      UNDERWRITING    PROCEEDS TO   SELLING
                                   PUBLIC        DISCOUNT        COMPANY(1)    SHAREHOLDER(1)
Per Share........................  $             $               $             $
Total(2).........................  $             $               $             $
-------------------------------------------------------------------------------------------

(1) Before deducting expenses, estimated at $1,000,000.

(2) The Company has granted the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 1,800,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and
    Proceeds to Selling  Shareholder will be  $       , $       , and  $       ,
    respectively. See "Underwriting."

The Common Stock is offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Common Stock will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about          , 1996.

SALOMON BROTHERS INTERNATIONAL LIMITED

                            DILLON, READ & CO. INC.

                                                            MORGAN STANLEY & CO.
                                                                   INTERNATIONAL

The date of this Prospectus is January   , 1996.

                         [ALTERNATE INTERNATIONAL PAGE]

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

    The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a Non-U.S. Holder. The term "Non-U.S. Holder" means (a) a foreign corporation, (b) a foreign partnership, (c) a nonresident alien individual or (d) a foreign estate or trust (that is, a trust or estate not subject to United States federal income tax on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States). An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens.

    This discussion does not describe all aspects of United States federal income and estate taxation that may be relevant to a Non-U.S. Holder's particular circumstances or to certain types of Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). Moreover, this discussion does not address non-U.S., state and local tax consequences. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations as of the date of this Prospectus, all of which are subject to change. Any revisions of these authorities could be made retroactive with respect to transactions consummated prior to the time such changes are announced or enacted. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC UNITED STATES AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

DIVIDENDS

    A dividend paid to a Non-U.S. Holder of Common stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend (or at such lower rate as may be provided by an applicable income tax treaty), unless the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If a dividend is effectively connected with a United States trade or business of a Non-U.S. Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) who has properly filed a Form 4224 (or similar statement) with the withholding agent with respect to the taxable year in which the dividend is paid, no withholding will be required. However, that dividend will be subject to the regular United States federal income tax on a net income basis at applicable graduated individual or corporate rates, which is not collected by withholding. Further, under certain circumstances, corporate Non-U.S. Holders may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

    Although proposed regulations could alter this position if they become effective, currently the Internal Revenue Service's position is that a dividend paid to an address in a foreign country is generally presumed to be paid to a resident of the foreign country for purposes of determining the applicability of the United States withholding tax discussed above (either at the statutory rate of 30% or at any lower rate established by treaty) unless the payer has knowledge to the contrary. Under the proposed regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to file Form 1001 (Ownership, Exemption of Reduced Rate Certificate) and, subject to a DE MINIMIS exception, Form 8305. (Certificate of Residence) (a form not yet printed by the Internal Revenue Service) with the withholding agent. Such forms would be required to contain the name and address of the Non-U.S. Holder and other pertinent information to be certified by the Non-U.S.

                         [ALTERNATE INTERNATIONAL PAGE]
Holder under penalties of perjury, and, in the case of Form 8306, to include an official statement by the competent authority in the foreign country that the Non-U.S. Holder is a resident thereof for purposes of its tax laws.

    A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding pursuant to an income tax treaty may obtain a refund as to any excess amounts withheld by filing a claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION

    In general, a Non-U.S. Holder will not be subject to the United States federal withholding tax in respect of gain realized on a disposition of shares of Common Stock. In addition, except as described below, regular United States federal income tax will not apply to gain realized on the disposition of shares of Common Stock, provided that (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (or, if any of certain tax treaties applies, is not attributable to a United States permanent establishment of the Non-U.S. Holder within the meaning of the applicable treaty), (ii) in the case of a Non-U.S. Holder who is an individual
(a) if such individual holds the Common Stock as a capital asset, either he (1) is not present in the United States for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Code) or (2) if so present in the United States, such individual's "tax home" for United States federal income tax purposes is not in the United States and the gain is not attributable to an office or other fixed place of business maintained in the United States by such individual, (b) such individual is not subject to tax pursuant to the Code provisions applicable to certain expatriates and (c) such individual has not elected to be treated as a resident of the United States for federal income tax purposes and (iii) at the time of disposition the Company is not and has not been a United States Real Property Holding Corporation at any time during the shorter of the holders holding period or the five-year period ending on the date of disposition or, if the Company is or was a "United States Real Property Holding Corporation" whose Common Stock is or was during the calendar year of disposition regularly traded on an established securities market, the Non-U.S. Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the shares of Common Stock. The Company believes that it currently is and will continue to be a "United States Real Property Holding Corporation."

    A partner in a partnership or a beneficiary of a trust or estate may be subject to United States federal income tax on gain realized on the disposition of shares of Common Stock by the partnership, trust or estate (even though that entity may not be subject to tax) if (i) the partner or beneficiary is subject to United States federal income tax because of its own status, such as a United States resident or a foreign person engaged in a trade or business in the United States whose gain is effectively connected with that trade or business or (ii) the partner or beneficiary is a nonresident alien individual or foreign corporation and the gain of the partnership, estate or trust disposing of the shares of Common Stock is effectively connected with the conduct of a trade or business within the United States by such partnership, estate or trust.

FEDERAL ESTATE TAXES

    Shares of Common Stock owned, or treated as owned, by an individual who is a Non-U.S. Holder at the time of death will be subject to United States federal estate taxes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    The Company must report annually to the Internal Revenue Service the amount of dividends paid to, and the tax withheld with respect to, a Non-U.S. Holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder or withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax, which generally is a withholding tax imposed at a rate of 31% on certain

                         [ALTERNATE INTERNATIONAL PAGE]
payments to persons that fail to furnish the information required under the United States information reporting requirements, will generally not apply to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address outside the United States, under temporary treasury regulations, unless the payor has knowledge that the payee is a U.S. person.

    In general, the payment of the proceeds of the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not generally be subject to information reporting or backup withholding. Information reporting requirements will apply, but backup withholding will not apply, to payments made outside the United States to or through a foreign office of a broker that is a United States person, a United States controlled foreign corporation or a foreign person 50% or more of whose gross income (over a three-year period) is effectively connected with the conduct of a United States trade or business unless such broker has documentary evidence in its records of the owner's non-U.S. status, certain other conditions are met and such broker has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a U.S. person.

    The payment of proceeds of the disposition of shares of Common Stock by a broker to or through a U.S. office is subject to both possible backup withholding and information reporting requirements unless the holder certifies his non-U.S. status under penalties of perjury, or otherwise establishes an applicable exception.

REFUNDS

    Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that a proper claim for refund is made or the required information is furnished to the Internal Revenue Service.

                         [ALTERNATE INTERNATIONAL PAGE]

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the International Underwriting Agreement among the Company, the Selling Shareholder and Salomon Brothers International Limited, Dillon, Read & Co. Inc. and Morgan Stanley & Co. International Limited (together, the "International Underwriters"), the Company and the Selling Shareholder have agreed to sell to the International Underwriters, and each of the International Underwriters has severally agreed to purchase from the Company and the Selling Shareholder, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                           NUMBER
INTERNATIONAL UNDERWRITERS                                                OF SHARES
-----------------------------------------------------------------------  -----------
Salomon Brothers International Limited.................................
Dillon, Read & Co. Inc.................................................
Morgan Stanley & Co. International Limited.............................

                                                                         -----------
      Total............................................................    1,800,000
                                                                         -----------
                                                                         -----------

    The International Underwriting Agreement provides that the several International Underwriters will be obligated to purchase all the shares of Common Stock being offered (other than the shares covered by the over-allotment option described below), if any are purchased. The International Managing Underwriters are Salomon Brothers International Limited, Dillon, Read & Co. Inc. and Morgan Stanley & Co. International Limited.

    The International Underwriters have advised the Company that they propose initially to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The International Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial offering, the price to public, and concessions to dealers may be changed.

    The Company has granted to the International Underwriters and the U.S. Underwriters options to purchase up to an additional 270,000 and 1,530,000 shares of Common Stock, respectively, at the initial offering price less the aggregate underwriting discounts and commissions, solely to cover over-allotments. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the International Underwriters and U.S. Underwriters exercise such options, each of the International Underwriters or U.S. Underwriters, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such International Underwriter's or U.S. Underwriter's initial commitment. The Company and the Selling Shareholder have entered into a U.S. Underwriting Agreement with the U.S. Underwriters providing for the concurrent offer and sale of 10,200,000 shares of Common Stock (in addition to the shares covered by the over-allotment options described above) in the United States and Canada. The price to public and aggregate underwriting discount per share for the International Offering and U.S. Offering are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Salomon Brothers Inc, Dillon, Read & Co. Inc., Morgan Stanley & Co. Incorporated and Chase Securities, Inc.

    The International Underwriters and the U.S. Underwriters have entered into an Agreement Between U.S. Underwriters and International Underwriters pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering and subject to certain exceptions, (a) it is not purchasing any such shares for the account of an International Person (as defined blow), (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly,

                         [ALTERNATE INTERNATIONAL PAGE]
any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than a U.S. or Canadian Person (as defined below) and (c) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (a) and (b) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree. In addition, pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each International Underwriter has agreed that, as part of the distribution of shares of Common Stock offered in the International Offering and subject to certain exceptions, (1) it is not purchasing any such shares for the account of anyone other than an International Person, (2) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than an International Person and (3) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (1) and (2) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree.

    The foregoing limitations do not apply to stabilization transactions or to transactions among the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters. As used herein, "United States" means the United States of America (including the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of its source (other than a foreign branch of such entity), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person. As used herein, the term "International Person" means any person, corporation, partnership or other entity that is not a U.S. or Canadian Person.

    Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed.

    The Company and each International Underwriter and U.S. Underwriter (a) have not offered or sold and, prior to the expiry of six months from the Closing Date, will not offer or sell any shares of Common Stock in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, whether as principal or agent, for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (b) have complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "1986 Act") with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (c) have only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.

    The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

                         [ALTERNATE INTERNATIONAL PAGE]

    The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

    For a period of 120 days after the date of this Prospectus, the Company, the Selling Shareholder, and each director and executive officer of the Company have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any other capital stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock or any such other capital stock without the prior written consent of Salomon Brothers Inc and Salomon Brothers International Limited, except (a) the Company may register the Common Stock and the Company and the Selling Shareholder may sell the shares of Common Stock offered in the Offerings and (b) the Company may issue securities pursuant to the Company's stock option or other benefit or incentive plans maintained for its officers, directors or employees.

    No action has been taken or will be taken in any jurisdiction by the Company or the International Underwriters or the U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons who come into possession of this Prospectus are required by the Company and the International Underwriters and the U.S. Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

    Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

    Dillon, Read & Co. Inc. has performed various investment banking services for the Company in the past 12 months, for which it has received customary fees.

    The Company and the Selling Shareholder have agreed to indemnify the International Underwriters against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or contribute to payments the International Underwriters may be required to make in respect thereof.

    In connection with the International Offering, certain International Underwriters and selling group members who are qualifying registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, during the two business day period before commencement of offers or sales of the Common Stock offered hereby. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and certain legal matters will be passed upon for the Underwriters by Cahill Gordon & Reindel, a partnership including a professional corporation, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Forest Oil Corporation as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been incorporated by reference and included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference and appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         [ALTERNATE INTERNATIONAL PAGE]

    The consolidated financial statements of ATCOR Resources, Ltd. as at December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been included herein in reliance upon the report of Price Waterhouse, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. Price Waterhouse is a Canadian partnership, resident in Canada.

    The Company's U.S. reserve estimates set forth in this Prospectus have been reviewed by Ryder Scott Company and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

    The reserve estimates of ATCOR set forth in this Prospectus have been prepared by McDaniel & Associates Consultants Ltd. and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

    The reserve estimates of Saxon set forth in this Prospectus have been prepared by Fekete & Associates, Inc. and are included herein in reliance upon the authority of said firm as experts in petroleum engineering.

                              CERTAIN DEFINITIONS

    Unless otherwise indicated in this Prospectus, natural gas volumes are stated at the legal pressure base of the state or area in which the reserves are located at 60 Fahrenheit. Natural gas equivalents are determined using the ratio of six Mcf of natural gas to one barrel of crude oil, condensate or natural gas liquids so that one barrel of oil is referred to as six Mcf of natural gas equivalent or "Mcfe".

    As used in this Prospectus, the following terms have the following specific meanings: "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Mcfe" means thousand cubic feet equivalent, "MMcfe" means million cubic feet equivalent, "Bcfe" means billion cubic feet equivalent, "MMbtu" means million British thermal units and "Bbtu" means billion British Thermal Units. "Mcf/d" means thousand cubic feet per day, "MMcf/d" means million cubic feet per day and "MMcfe/d" means million cubic feet equivalent per day.

    "Bbls" means barrels, "Mbbls" means thousand barrels and "MMbbls" means million barrels. "Bbls/d" means barrels per day.

    The term "spot market" as used herein refers to natural gas sold under contracts with a term of six months or less or contracts which call for a redetermination of sales prices every six months or earlier.

    With respect to information concerning the Company's working interests in wells or drilling locations, "gross" oil and gas wells or "gross" acres is the number of wells or acres in which the Company has an interest, and "net" oil and gas wells or "net" acres are determined by multiplying "gross" wells or acres by the Company's working interest in those wells or acres. A working interest in an oil and gas lease is an interest that gives the owner the right to drill, produce, and conduct operating activities on the property and to receive a share of production of any hydrocarbons covered by the lease. A working interest in an oil and gas lease also entitles its owner to a proportionate interest in any well located on the lands covered by the lease, subject to all royalties, overriding royalties and other burdens, to all costs and expenses of exploration, development and operation of any well located on the lease, and to all risks in connection therewith.

    "Capital expenditures" means costs associated with exploratory and development drilling (including exploratory dry holes); leasehold acquisitions; seismic data acquisitions; geological, geophysical and land related overhead expenditures; delay rentals; controlling interests in other independent oil and natural gas companies; producing property acquisitions; and other miscellaneous capital expenditures.

    A "development well" is a well drilled as an additional well to the same horizon or horizons as other producing wells on a prospect, or a well drilled on a spacing unit adjacent to a spacing unit with an

                         [ALTERNATE INTERNATIONAL PAGE]
existing well capable of commercial production and which is intended to extend the proven limits of a prospect. An "exploratory well" is a well drilled to find commercially productive hydrocarbons in a unproved area, or to extend significantly a known prospect.

    A "farmout" is an assignment to another party of an interest in a drilling location and related acreage conditional upon performing future exploratory efforts including the drilling of a well on that location.

    "Reserves" means natural gas and crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable. "Proved developed reserves" includes proved developed producing reserves. "Proved developed producing reserves" includes only those reserves expected to be recovered from existing completion intervals in existing wells. "Proved undeveloped reserves" includes those reserves expected to be recovered from new wells on proved undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a registration statement on Form S-2 (the "Registration Statement", which term encompasses all amendments, exhibits, annexes and schedules thereto) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement and the exhibits thereto, reference is hereby made to the exhibit for a more complete description of the matter involved, and each statement made herein shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement filed by the Company with the Commission, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048, and the Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material, when filed, may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Common Stock is quoted on the Nasdaq National Market and such reports, proxy and information statements and other information concerning the Company are available at the offices of the Nasdaq National Market located at 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Incorporated by reference in this Prospectus is (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 (iii) the Company's Current Reports on Form 8-K dated October 11, 1995 (as amended December 27, 1995), December 12, 1995 and December 20, 1995 all filed previously with the SEC pursuant to Section 13 of the 1934 Act. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, on the written or oral request of

                         [ALTERNATE INTERNATIONAL PAGE]
such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to Daniel L. McNamara, Corporate Counsel and Secretary, Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202 (telephone: (303) 812-1400).

                         [ALTERNATE INTERNATIONAL PAGE]

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH QUALIFIED SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................          10
The Company....................................          16
Use of Proceeds................................          16
Capitalization.................................          17
Price Range of Common Stock....................          18
Dividend Policy................................          18
Selected Financial and Operating
  Data.........................................          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          22
Business and Properties........................          38
The Anschutz and JEDI Transactions.............          52
Management.....................................          58
Principal and Selling Shareholders.............          61
Description of Capital Stock...................          63
Certain United States Tax Consequences to
  Non-U.S. Holders.............................          68
Underwriting...................................          71
Legal Matters..................................          73
Experts........................................          73
Certain Definitions............................          74
Available Information..........................          75
Incorporation of Certain Documents by
  Reference....................................          75
Index to Financial Statements..................         F-1
Review Report of Ryder Scott
  Company......................................         A-1
Summary Reserve Report of Fekete Associates,
  Inc..........................................         B-1
Summary Reserve Report of McDaniel & Associates
  Consultants Ltd..............................         C-1

12,000,000 SHARES

FOREST OIL
CORPORATION

COMMON STOCK
($.10 PAR VALUE)

                                     [LOGO]

SALOMON BROTHERS
INTERNATIONAL LIMITED

DILLON, READ & CO. INC.
MORGAN STANLEY & CO.
                INTERNATIONAL

PROSPECTUS

DATED JANUARY   , 1996

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC registration fee...........................................  $   64,004
NASD fee.......................................................      19,061
Printing and engraving expenses................................     300,000
Accounting fees................................................     150,000
Reserve Engineers..............................................     175,000
Legal fees.....................................................     200,000
Blue Sky fees and expenses.....................................      12,000
Transfer Agent and Registrar fee...............................      10,000
Miscellaneous..................................................      69,935
                                                                 ----------
    Total......................................................  $1,000,000
                                                                 ----------
                                                                 ----------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 721 through 725 of the Business Corporation Law of the State of New York (the "BCL"), in which Forest Oil Corporation is incorporated, permit New York corporations, acting through their boards of directors, to extend broad protection to their directors, officers and other employees by way of indemnity and advancement of expenses. These sections (1) provide that the statutory indemnification provisions of the BCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not entitled, (2) establish procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or by-laws, or, when authorized by either of the foregoing, set forth in a resolution of the shareholders or directors or an agreement providing for indemnification and advancement of expenses, (3) apply a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted, in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful, (4) eliminate the requirement for mandatory statutory indemnification that the indemnified party be "wholly" successful and (5) provide for the advancement of litigation expenses upon receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification. Section 726 of the BCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted. Essentially, the amended BCL allows corporations to provide for indemnification of directors, officers and employees except in those cases where a judgment or other final adjudication adverse to the indemnified party establishes that the acts were committed in bad faith or were the result of active and deliberate dishonesty or that the indemnified party personally gained a financial profit or other advantage to which he was not legally entitled.

    Article IX of the By-laws of Forest Oil Corporation contains very broad indemnification provisions which permit the corporation to avail itself of the amended BCL to extend broad protection to its directors, officers and employees by way of indemnity and advancement of expenses. It sets out the standard under which the Company will indemnify directors and officers, provides for reimbursement in such instances, for the advancement or reimbursement for expenses reasonably incurred in defending an action, and for the extension of indemnity to persons other than directors and officers. It also establishes the manner of handling indemnification when a lawsuit is settled. It is not intended that this By-law is an exclusive method of indemnification.

    Article IX of the By-laws may only be amended prospectively. In addition, the Company cannot, except by elimination or amendment of such section of the By- laws, limit the rights of any indemnified person to indemnity or advancement of expenses provided in accordance with this By-law. It also permits the indemnified person to sue the Company for indemnification, shifting the burden of proof to the Company to prove that the indemnified person has not met the standards of conduct required for indemnification and requires the Company to pay the costs of such suit if the indemnified person is successful.

    The Restated Certificate of Incorporation of the Company limits the personal liability of the Company's directors to the fullest extent permitted under the BCL.

    Additionally, the BCL was amended in 1987 to allow New York corporations to limit or eliminate director's liability for certain breaches of duty. The Restated Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its shareholders for damages for any breach of duty in such a capacity unless a judgment or other final adjudication adverse to the director establishes that:

        (a) the director's acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law; or

        (b) the director personally gained in fact a financial profit or other advantage to which the director was not legally entitled; or

        (c) the director's acts violated Section 719 of the BCL.

    A director's liability for any act or omission prior to the adoption of the amendment to the BCL to eliminate director's liability for certain breaches of duty shall not be eliminated or limited by virtue thereof and any repeal or modification of the foregoing provisions of, or the adoption of any provision of, the Restated Certificate of Incorporation inconsistent with the BCL shall not adversely affect any right, immunity or protection of director existing thereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification or the adoption of such inconsistent provision.

    If the BCL is subsequently amended to permit the further elimination or limitation of the personal liability of a director, then the liability of the director shall be eliminated or limited to the fullest extent permitted by the BCL as so amended.

    The Company has insurance coverage which protects directors and officers of Forest Oil Corporation and its subsidiaries against judgments, settlements and legal costs incurred because of actual or alleged errors or omissions in connection with their activities as directors or officers of Forest Oil Corporation and its subsidiaries. One of the policies is a Directors and Officers Liability and Corporation Reimbursement Policy, which covers the period July 25, 1995 to July 25, 1996. Where Forest Oil Corporation or its subsidiaries indemnifies covered directors and officers, Forest Oil Corporation is responsible for a $500,000 deductible per loss. The maximum annual cumulative policy limit is $20 million.

    The Company also has Pension Trust Liability Coverage as respects Forest Oil Corporation Pension Trust and the Retirement Savings Plan. It covers legal liability and defense of Plan sponsors and fiduciaries for certain claims based upon actual or alleged Breach of Fiduciary Duty (as defined in the policy) as respects the covered benefit plans. The coverage limit is $10 million (annual cumulative policy limit) and is subject to a deductible of $100,000 for each loss when indemnifiable by Forest Oil Corporation and its subsidiaries.

    These policies contain exclusions commonly found in such insurance policies including, but not limited to, exclusions for claims based on fines and penalties imposed by law or other matters deemed uninsurable by law, claims brought by one insured against another insured, claims based upon or attributable to an officer or director gaining any personal profit or advantage to which he or she is not legally entitled, adjudicated acts of active or deliberate dishonesty, and claims based upon attempts (whether alleged or actual, successful or unsuccessful) by persons to acquire securities of the Company against the opposition of the Company's Board of Directors and in connection with which the Company acquires its securities from such persons at a price not available to all other shareholders or gives consideration to such persons to terminate such attempts. Also excluded are those attempts (whether alleged or actual, successful or unsuccessful) by the Company to acquire its securities at a premium over the then existing market price other than pursuant to an offer to all of the holders of that class.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person thereof in connection with the securities being registered (and the Securities and Exchange Commission is still of the same opinion), the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.


    *      Exhibit 1.1     Form of U.S. Underwriting Agreement.
    *      Exhibit 1.2     Form of International Underwriting Agreement.
           Exhibit 3(i)    Restated  Certificate of  Incorporation of  Forest Oil  Corporation dated
                           October 14, 1993,  incorporated herein  by reference to  Exhibit 3(i)  to
                           Form  10-Q for Forest Oil Corporation for the quarter ended September 30,
                           1993 (File No. 0-4597).
           Exhibit         Certificate of  Amendment of  the Restated  Certificate of  Incorporation
           3(i)(a)         dated  as of July  20, 1995, incorporated herein  by reference to Exhibit
                           3(i)(a) to Form  10-Q for Forest  Oil Corporation for  the quarter  ended
                           June 30, 1995 (File No. 0-4597).
           Exhibit         Certificate  of Amendment  of the  Restated Certificate  of Incorporation
           3(i)(b)         dated as of July  26, 1995, incorporated herein  by reference to  Exhibit
                           3(i)(b)  to Form  10-Q for Forest  Oil Corporation for  the quarter ended
                           June 30, 1995 (File No. 0-4597).
    *      Exhibit         Certificate of Amendment of the Restated Certificate of Incorporation.
           3(i)(c)
           Exhibit 3(ii)   Restated By-Laws of Forest Oil Corporation  as of May 9, 1990,  Amendment
                           No.  1 to By-Laws dated  as of April 2, 1991,  Amendment No. 2 to By-Laws dated as of May 8, 1991, Amendment No. 3 to By-Laws dated as of July  30,
                           1991,  Amendment No. 4 to By-Laws dated as of January 17, 1992, Amendment
                           No. 5  to By-Laws  dated as  of March  18, 1993  and Amendment  No. 6  to
                           By-Laws  dated as of September 14, 1993, incorporated herein by reference to Exhibit 3(ii) to Form 10-Q for Forest Oil Corporation for the  quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit         Amendment  No. 7  to By-Laws dated  as of December  3, 1993, incorporated
           3(ii)(a)        herein by  reference to  Exhibit 3(ii)(a)  to Form  10-K for  Forest  Oil
                           Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit         Amendment  No. 8 to  By-Laws dated as of  February 24, 1994, incorporated
           3(ii)(b)        herein by  reference to  Exhibit 3(ii)(b)  to Form  10-K for  Forest  Oil
                           Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit         Amendment  No. 9 to By-Laws dated as of May 15, 1995, incorporated herein
           3(ii)(c)        by reference to Exhibit 3(ii)(c) to Form 10-Q for Forest Oil  Corporation
                           for the quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit         Amendment  No.  10 to  By-Laws dated  as of  July 27,  1995, incorporated
           3(ii)(d)        herein by  reference to  Exhibit 3(ii)(d)  to Form  10-Q for  Forest  Oil
                           Corporation for the quarter ended June 30, 1995 (File No. 0-4597).

           Exhibit 4.1     Indenture  dated as of  September 8, 1993  between Forest Oil Corporation and  Shawmut  Bank,  Connecticut,  (National  Association),  incorporated herein  by  reference  to  Exhibit  4.1  to  Form  10-Q  for  Forest  Oil
                           Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 4.2     Loan  Agreement  between   Forest  Oil  Corporation   and  Joint   Energy
                           Development  Investments  Limited Partnership  dated  as of  December 28,
                           1993, incorporated herein  by reference to  Exhibit 4.1 to  Form 8-K  for
                           Forest Oil Corporation dated December 30, 1993 (File No. 0-4597).
           Exhibit 4.3     Second  Amendment  effective  as  of  July 27,  1995  to  Deed  of Trust,
                           Assignment of  Production, Security  Agreement and  Financing  Statement,
                           incorporated  herein by reference  to Exhibit 4.2 to  Form 8-K for Forest
                           Oil Corporation dated October 11, 1995 (File No. 0-4597).
           Exhibit 4.4     Amended and Restated Credit Agreement dated as of August 31, 1995 between
                           Forest  Oil  Corporation  and   Subsidiaries,  Borrower  and   Subsidiary
                           Guarantors and The Chase Manhattan Bank (National Association), as agent, incorporated  herein by reference to Exhibit  4.1 to Form 10-Q for Forest
                           Oil Corporation  for  the quarter  ended  September 30,  1995  (File  No.
                           0-4597).
           Exhibit 4.5     First  Amendment dated  as of December  28, 1993 relating  to Exhibit 4.2 hereof, incorporated herein by reference to Exhibit 4.3 to Form 10-Q  for
                           Forest  Oil Corporation  for the  quarter ended  June 30,  1994 (File No.
                           0-4597).
           Exhibit 4.6     Second Amendment  dated as  of  July 27,  1995  relating to  Exhibit  4.2 hereof, incorporated by reference to Exhibit 4.1.
           Exhibit 4.7     Deed of Trust, Assignment of Production, Security Agreement and Financing
                           Statement  dated  as  of December  28,  1993  by and  between  Forest Oil
                           Corporation and Joint Energy Development Investments Limited Partnership,
                           incorporated herein by reference  to Exhibit 4.2 to  Form 8-K for  Forest
                           Oil Corporation dated December 30, 1993 (File No. 0-4597).
           Exhibit 4.8     First Amendment dated as of June 15, 1994 relating to Exhibit 4.7 hereof, incorporated  herein by reference to Exhibit  4.4 to Form 10-Q for Forest
                           Oil Corporation for the quarter ended June 30, 1994 (File No. 0-4597).
           Exhibit 4.9     Specimen of Common Stock Certificate.
           Exhibit 4.10    Act  of  Mortgage,  Assignment  of  Production,  Security  Agreement  and
                           Financing  Statement dated  as of  December 28,  1993 between  Forest Oil
                           Corporation and Joint Energy Development Investments Limited Partnership,
                           incorporated herein by reference  to Exhibit 4.3 to  Form 8-K for  Forest
                           Oil Corporation dated December 30, 1993 (File No. 0-4597).
           Exhibit 4.11    Warrant  Agreement  dated  as  of December  3,  1991  between  Forest Oil
                           Corporation and  The  Chase  Manhattan Bank  (National  Association),  as
                           Warrant  Agent  (including  Form  of  Warrant),  incorporated  herein  by reference to Exhibit 4.7 to Form 10-K for Forest Oil Corporation for  the
                           year ended December 31, 1991 (File No. 0-4597).
           Exhibit 4.12    Rights  Agreement between  Forest Oil  Corporation and  Mellon Securities
                           Trust Company, as Rights Agent dated as of October 14, 1993, incorporated herein  by  reference  to  Exhibit  4.3  to  Form  10-Q  for  Forest  Oil
                           Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 5.1     Opinion of Vinson & Elkins L.L.P., relating to the legality of the Common
                           Stock,  par value  $.10 per share,  of Forest  Oil Corporation registered pursuant hereto.

           Exhibit 10.1    Description of Employee Overriding  Royalty Bonuses, incorporated  herein by  reference to Exhibit 10.1 to Form 10-K for Forest Oil Corporation for
                           the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.2    Description of  Executive Life  Insurance  Plan, incorporated  herein  by reference to Exhibit 10.2 to Form 10-K for Forest Oil Corporation for the
                           year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.3    Form  of non-qualified Executive Deferred Compensation Plan, incorporated herein by  reference  to  Exhibit  10.3  to  Form  10-Q  for  Forest  Oil
                           Corporation for the quarter ended June 30, 1990 (File No. 0-4597).
           Exhibit 10.4    Form   of   non-qualified   Supplemental   Executive   Retirement   Plan,
                           incorporated herein by reference to Exhibit 10.4 to Form 10-K for  Forest
                           Oil Corporation for the year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.5    Form  of Executive Retirement Agreement, incorporated herein by reference to Exhibit 10.5  to Form  10-K for Forest  Oil Corporation  for the  year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.6    Forest  Oil  Corporation 1992  Stock  Option Plan  and  Option Agreement,
                           incorporated herein by reference to Exhibit 10.7 to Form 10-K for  Forest
                           Oil Corporation for the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.7    Letter  Agreement with Richard B. Dorn  relating to a revision to Exhibit
                           10.5 hereof, incorporated herein  by reference to  Exhibit 10.11 to  Form
                           10-K  for Forest  Oil Corporation  for the  year ended  December 31, 1991
                           (File No. 0-4597).
           Exhibit 10.8    Forest Oil Corporation Annual Incentive  Plan effective as of January  1,
                           1992,  incorporated herein by reference to  Exhibit 10.8 to Form 10-K for
                           Forest Oil Corporation  for the year  ended December 31,  1992 (File  No.
                           0-4597).
           Exhibit 10.9    Form  of Executive Severance Agreement,  incorporated herein by reference to Exhibit 10.9  to Form  10-K for Forest  Oil Corporation  for the  year ended December 31, 1993 (File No. 0-597).
           Exhibit 10.10   Form of Settlement Agreement and General Release between John F. Dorn and
                           Forest  Oil  Corporation  dated  March 7,  1994,  incorporated  herein by reference to Exhibit 10.10  to Form 10-K for  Forest Oil Corporation  for
                           the year ended December 31, 1993 (File No. 0-4597).
           Exhibit 10.11   Acquisition Agreement among Forest Oil Corporation, ATCOR Resources Ltd.,
                           ATCO  Ltd.,  Canadian Utilities  Limited  and CanUtilities  Holdings Ltd.
                           dated December 12, 1995.
           Exhibit 10.12   Second Restructure Agreement between Joint Energy Development Investments
                           Limited Partnership and Forest Oil Corporation dated December 29, 1995.
           Exhibit 23.1    Consent of Vinson & Elkins L.L.P. (included in Exhibit 5 hereto).
    *      Exhibit 23.2    Consent of KPMG Peat Marwick LLP.
           Exhibit 23.3    Consent of Price Waterhouse.
           Exhibit 23.4    Consent of Ryder Scott Company.
           Exhibit 23.5    Consent of Fekete Associates, Inc.
           Exhibit 23.6    Consent of McDaniel & Associates, Consultants Ltd.
           Exhibit 24      Powers of Attorney  of the  following Officers and  Directors: Philip  F.
                           Anschutz,  Robert S. Boswell, Richard J.  Callahan, Dale F. Dorn, William
                           L. Dorn,  David H.  Keyte, James  H. Lee,  Daniel L.  McNamara, Craig  D.
                           Slater, Joan C. Sonnen, Drake S. Tempest and Michael B. Yanney.


------------------------
 *  Filed herewith.


    All other exhibits have previously been filed.

ITEM 17.  UNDERTAKINGS.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and


        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on January 24, 1996.


                                          FOREST OIL CORPORATION

                                          By:       /s/  DANIEL L. MCNAMARA

                                             -----------------------------------
                                                     Daniel L. McNamara
                                               CORPORATE COUNSEL AND SECRETARY

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.


                      SIGNATURES                                       TITLE                        DATE
------------------------------------------------------  -----------------------------------  -------------------

                         ROBERT S. BOSWELL*             President and Chief Executive
   ------------------------------------------------      Officer (Principal Executive         January 24, 1996
                 (Robert S. Boswell)                     Officer)

                           DAVID H. KEYTE*              Vice President and Chief Financial
   ------------------------------------------------      Officer (Principal Financial         January 24, 1996
                   (David H. Keyte)                      Officer)

                           JOAN C. SONNEN*
   ------------------------------------------------     Controller (Principal Accounting      January 24, 1996
                   (Joan C. Sonnen)                      Officer)

                        PHILIP F. ANSCHUTZ*
   ------------------------------------------------
                 (Philip F. Anschutz)

                         ROBERT S. BOSWELL*
   ------------------------------------------------     Directors of the Registrant           January 24, 1996
                 (Robert S. Boswell)

                       RICHARD J. CALLAHAN*
   ------------------------------------------------
                (Richard J. Callahan)

                            DALE F. DORN*
   ------------------------------------------------
                    (Dale F. Dorn)

                          WILLIAM L. DORN*
   ------------------------------------------------
                  (William L. Dorn)

                             JAMES H. LEE*
   ------------------------------------------------
                    (James H. Lee)

                          CRAIG D. SLATER*
   ------------------------------------------------
                  (Craig D. Slater)

                         DRAKE S. TEMPEST*
   ------------------------------------------------
                  (Drake S. Tempest)

                         MICHAEL B. YANNEY*
   ------------------------------------------------
                 (Michael B. Yanney)

*By:          /s/  Daniel L. McNamara
           -------------------------------------------
                    Daniel L. McNamara
                 (AS ATTORNEY-IN-FACT FOR
              EACH OF THE PERSONS INDICATED)

                                 EXHIBIT INDEX


                                                                                                                    PAGE
              EXHIBIT NO.                                        DESCRIPTION                                         NO.
           -----------------  ----------------------------------------------------------------------------------  ---------
    *      Exhibit 1.1        Form of U.S. Underwriting Agreement.
    *      Exhibit 1.2        Form of International Underwriting Agreement.
           Exhibit 3(i)       Restated  Certificate of Incorporation of Forest Oil Corporation dated October 14,
                              1993, incorporated herein by reference to Exhibit 3(i) to Form 10-Q for Forest Oil
                              Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 3(i)(a)    Certificate of Amendment of the Restated Certificate of Incorporation dated as  of
                              July  20, 1995, incorporated herein  by reference to Exhibit  3(i)(a) to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 3(i)(b)    Certificate of Amendment of the Restated Certificate of Incorporation dated as  of
                              July  26, 1995, incorporated herein  by reference to Exhibit  3(i)(b) to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 1995 (File No. 0-4597).
    *      Exhibit 3(i)(c)    Certificate of Amendment of the Restated Certificate of Incorporation.
           Exhibit 3(ii)      Restated By-Laws of Forest Oil Corporation as  of May 9, 1990, Amendment No. 1  to
                              By-Laws  dated as of April 2, 1991, Amendment No.  2 to By-Laws dated as of May 8,
                              1991, Amendment No. 3  to By-Laws dated as  of July 30, 1991,  Amendment No. 4  to
                              By-Laws dated as of January 17, 1992, Amendment No. 5 to By-Laws dated as of March
                              18,  1993  and  Amendment  No.  6  to By-Laws  dated  as  of  September  14, 1993, incorporated herein by  reference to  Exhibit 3(ii) to  Form 10-Q  for Forest  Oil
                              Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 3(ii)(a)   Amendment  No. 7 to By-Laws  dated as of December  3, 1993, incorporated herein by reference to Exhibit 3(ii)(a) to Form 10-K for Forest Oil Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit 3(ii)(b)   Amendment No. 8 to By-Laws dated as  of February 24, 1994, incorporated herein  by reference to Exhibit 3(ii)(b) to Form 10-K for Forest Oil Corporation for the year ended December 31, 1993 (File No. 0-4597).
           Exhibit 3(ii)(c)   Amendment  No.  9 to  By-Laws dated  as of  May 15,  1995, incorporated  herein by reference to Exhibit  3(ii)(c) to  Form 10-Q for  Forest Oil  Corporation for  the
                              quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 3(ii)(d)   Amendment  No. 10  to By-Laws dated  as of  July 27, 1995,  incorporated herein by reference to Exhibit  3(ii)(d) to  Form 10-Q for  Forest Oil  Corporation for  the
                              quarter ended June 30, 1995 (File No. 0-4597).
           Exhibit 4.1        Indenture dated as of September 8, 1993 between Forest Oil Corporation and Shawmut
                              Bank,  Connecticut, (National  Association), incorporated  herein by  reference to
                              Exhibit 4.1  to  Form  10-Q for  Forest  Oil  Corporation for  the  quarter  ended
                              September 30, 1993 (File No. 0-4597).
           Exhibit 4.2        Loan  Agreement  between  Forest  Oil  Corporation  and  Joint  Energy Development
                              Investments Limited Partnership dated as of December 28, 1993, incorporated herein by reference to Exhibit 4.1 to Form 8-K for Forest Oil Corporation dated  December
                              30, 1993 (File No. 0-4597).
           Exhibit 4.3        Second  Amendment effective as  of July 27,  1995 to Deed  of Trust, Assignment of
                              Production, Security  Agreement and  Financing Statement,  incorporated herein  by reference  to Exhibit 4.2 to Form 8-K for Forest Oil Corporation dated October 11,
                              1995 (File No. 0-4597).

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
                                                                                                                    PAGE
              EXHIBIT NO.                                        DESCRIPTION                                         NO.
           -----------------  ----------------------------------------------------------------------------------  ---------
           Exhibit 4.4        Amended and Restated Credit Agreement dated  as of August 31, 1995 between  Forest
                              Oil Corporation and Subsidiaries, Borrower and Subsidiary Guarantors and The Chase
                              Manhattan  Bank (National Association), as agent, incorporated herein by reference to Exhibit 4.1  to Form  10-Q for  Forest Oil  Corporation for  the quarter  ended
                              September 30, 1995 (File No. 0-4597).
           Exhibit 4.5        First  Amendment dated  as of  December 28, 1993  relating to  Exhibit 4.2 hereof, incorporated herein  by reference  to Exhibit  4.3  to Form  10-Q for  Forest  Oil
                              Corporation for the quarter ended June 30, 1994 (File No. 0-4597).
           Exhibit 4.6        Second  Amendment  dated as  of  July 27,  1995  relating to  Exhibit  4.2 hereof, incorporated by reference to Exhibit 4.1.
           Exhibit 4.7        Deed  of  Trust,  Assignment  of  Production,  Security  Agreement  and  Financing
                              Statement  dated as of December 28, 1993 by and between Forest Oil Corporation and
                              Joint Energy Development Investments  Limited Partnership, incorporated herein  by reference to Exhibit 4.2 to Form 8-K for Forest Oil Corporation dated December 30,
                              1993 (File No. 0-4597).
           Exhibit 4.8        First  Amendment  dated  as of  June  15,  1994 relating  to  Exhibit  4.7 hereof, incorporated herein  by reference  to Exhibit  4.4  to Form  10-Q for  Forest  Oil
                              Corporation for the quarter ended June 30, 1994 (File No. 0-4597).
           Exhibit 4.9        Specimen of Common Stock Certificate.
           Exhibit 4.10       Act  of  Mortgage,  Assignment  of Production,  Security  Agreement  and Financing
                              Statement dated as of December 28,  1993 between Forest Oil Corporation and  Joint
                              Energy   Development  Investments  Limited  Partnership,  incorporated  herein  by reference to Exhibit 4.3 to Form 8-K for Forest Oil Corporation dated December 30,
                              1993 (File No. 0-4597).
           Exhibit 4.11       Warrant Agreement dated as of December 3, 1991 between Forest Oil Corporation  and
                              The  Chase Manhattan Bank (National Association), as Warrant Agent (including Form of Warrant), incorporated  herein by  reference to Exhibit  4.7 to  Form 10-K  for
                              Forest Oil Corporation for the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 4.12       Rights  Agreement  between  Forest  Oil Corporation  and  Mellon  Securities Trust
                              Company, as Rights  Agent dated  as of October  14, 1993,  incorporated herein  by reference  to Exhibit 4.3 to Form 10-Q  for Forest Oil Corporation for the quarter ended September 30, 1993 (File No. 0-4597).
           Exhibit 5.1        Opinion of Vinson & Elkins L.L.P., relating  to the legality of the Common  Stock, par value $.10 per share, of Forest Oil Corporation registered pursuant hereto.
           Exhibit 10.1       Description  of  Employee  Overriding  Royalty  Bonuses,  incorporated  herein  by reference to Exhibit 10.1  to Form 10-K  for Forest Oil  Corporation for the  year ended December 31, 1990 (File No. 0-4597).
           Exhibit 10.2       Description  of Executive Life Insurance Plan, incorporated herein by reference to
                              Exhibit 10.2 to Form 10-K for Forest  Oil Corporation for the year ended  December
                              31, 1991 (File No. 0-4597).
           Exhibit 10.3       Form of non-qualified Executive Deferred Compensation Plan, incorporated herein by reference  to Exhibit 10.3 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 1990 (File No. 0-4597).
           Exhibit 10.4       Form of non-qualified Supplemental Executive Retirement Plan, incorporated  herein by  reference to Exhibit 10.4 to Form 10-K for Forest Oil Corporation for the year ended December 31, 1990 (File No. 0-4597).

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
                                                                                                                    PAGE
              EXHIBIT NO.                                        DESCRIPTION                                         NO.
           -----------------  ----------------------------------------------------------------------------------  ---------
           Exhibit 10.5       Form of  Executive  Retirement  Agreement, incorporated  herein  by  reference  to
                              Exhibit  10.5 to Form 10-K for Forest  Oil Corporation for the year ended December
                              31, 1990 (File No. 0-4597).
           Exhibit 10.6       Forest Oil Corporation 1992 Stock  Option Plan and Option Agreement,  incorporated herein  by reference to Exhibit  10.7 to Form 10-K  for Forest Oil Corporation for
                              the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.7       Letter Agreement  with Richard  B. Dorn  relating to  a revision  to Exhibit  10.5 hereof,  incorporated herein by reference to Exhibit 10.11 to Form 10-K for Forest
                              Oil Corporation for the year ended December 31, 1991 (File No. 0-4597).
           Exhibit 10.8       Forest Oil Corporation  Annual Incentive  Plan effective  as of  January 1,  1992, incorporated  herein by  reference to  Exhibit 10.8  to Form  10-K for  Forest Oil
                              Corporation for the year ended December 31, 1992 (File No. 0-4597).
           Exhibit 10.9       Form of Executive Severance Agreement, incorporated herein by reference to Exhibit
                              10.9 to Form 10-K for Forest Oil Corporation for the year ended December 31,  1993
                              (File No. 0-597).
           Exhibit 10.10      Form  of Settlement Agreement and General Release  between John F. Dorn and Forest
                              Oil Corporation dated March 7, 1994,  incorporated herein by reference to  Exhibit
                              10.10 to Form 10-K for Forest Oil Corporation for the year ended December 31, 1993
                              (File No. 0-4597).
           Exhibit 10.11      Acquisition  Agreement among  Forest Oil  Corporation, ATCOR  Resources Ltd., ATCO
                              Ltd., Canadian Utilities Limited and CanUtilities Holdings Ltd. dated December 12,
                              1995.
           Exhibit 10.12      Second Restructure Agreement between Joint Energy Development Investments  Limited
                              Partnership and Forest Oil Corporation dated December 29, 1995.
           Exhibit 23.1       Consent of Vinson & Elkins L.L.P. (included in Exhibit 5 hereto).
           Exhibit 23.2       Consent of KPMG Peat Marwick LLP.
           Exhibit 23.3       Consent of Price Waterhouse.
           Exhibit 23.4       Consent of Ryder Scott Company.
           Exhibit 23.5       Consent of Fekete Associates, Inc.
           Exhibit 23.6       Consent of McDaniel & Associates, Consultants Ltd.
           Exhibit 24         Powers  of Attorney of  the following Officers and  Directors: Philip F. Anschutz,
                              Robert S. Boswell, Richard J.  Callahan, Dale F. Dorn,  William L. Dorn, David  H.
                              Keyte, James H. Lee, Daniel L. McNamara, Craig D. Slater, Joan C. Sonnen, Drake S.
                              Tempest and Michael B. Yanney.


------------------------
 *  Filed herewith.


    All other exhibits have previously been filed.